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REGISTRANT'S NAME Reliance Industries

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FILE NO. 82- 02300

FISCAL YEAR 3-31-08

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Touching lives. Transforming India.

Reliance
Industries Limited
Growth is Life



Annual Report 2007 - 2008



Touching lives.
Transforming India.

Small steps lead to giant leaps.
You start at the base and climb the peak.
You start by TOUCHING LIVES around you.
And reach out to the wider community and beyond.
You begin with dreams in your eyes.
And move on to share them with others.
You derive inspiration from the visions of prosperity.
And share it with fellow-citizens.
You nurture the finest young minds with commitment to excellence.
And unleash their positive energy with the magic of enterprise.

With all this, you create history by TRANSFORMING INDIA.

These are the unforgettable lessons from the life of our Founder Chairman Shri Dhirubhai H. Ambani.

Today, our Chairman Shri Mukesh D. Ambani is taking his legacy forward.

Under his able leadership Reliance is expanding to new horizons.

From refineries to oil and gas exploration, chemicals and textiles to retail, Special Economic Zones to overseas ventures.

The world is waking up to a new resurgent Reliance.

It showcases the arrival of a new global India.

We soar in the sky, with our feet firmly on the ground.

With every Reliance face lit with confidence and optimism.

Letter to Shareholders

Dear Shareowners,

I have great pleasure in sharing with you the highlights of another year of great achievements. We set new records for turnover, net profits and dividend payout.

Reliance achieved several milestones during the year. We became India's first company in the private sector to surpass cash profit of Rs.25,000 crores and net profit of Rs.15,000 crores (excluding exceptional income). We increased our dividend payout to 130% amounting to Rs.1631 crores, a new record for us as well as for private sector in India.

In our upstream business, we had nine discoveries in the various explorations blocks in India. We also added to our international footprint by signing production sharing contracts in several countries.

We also made very creditable progress in the implementation of the KGD6 project. This is one of the largest and most complex deepwater gas projects in the world. As we bring this field to commercial production it will be a proud day for Reliance and an important day in India's hydrocarbon history.

Energy prices, both oil and gas, scaled new heights globally this year. The development of new hydrocarbon resources is now more challenging and expensive than ever before. Reliance has successfully taken up this challenge in building a world class organization and mobilizing resources to develop its upstream portfolio.

Our Jamnagar refinery clearly demonstrated its best-in-class operations with another year of high capacity utilization and record margins. The flexibility, scale and complexity of the refinery were manifest in its operating performance far exceeding the regional benchmarks. We were also able to capture the 'Clean and Green' premium from supplying low sulphur petroleum products to discerning markets worldwide.

During the year we took over the operations of Gulf Africa Petroleum Corporation (GAPCO) and started shipping products to the East African market. GAPCO owns and operates large storage terminalling facilities and a retail distribution network including 250 retail outlets in several countries.

Reliance Petroleum Limited (RPL), a subsidiary of our Company has completed 90% progress in building a new refinery. This will be an even more complex and flexible refinery than the existing refinery. Based on the progress so far, we expect to complete the new refinery ahead of schedule.

Both Reliance and RPL Shareholders have gained from the value creation during the project's implementation.

The Indian economy grew at nearly 9% this year. Our Polyester and Polymer businesses also exhibited impressive growth.

In Polyester, we commissioned the largest expansion in the world last year and consolidated our market position both in India and globally. In addition, we entered into agreements to acquire the assets of Hualon Malaysia, which will add another 5 lakh tonnes of globally competitive capacity. Reliance will now account for nearly 7% of global Polyester production this year.

Our polymers business also benefited from a 15% growth in demand in India. We have expanded customer reach, introduced new applications and increased market share to 55% in our polymer business.

Reliance Retail Ltd. (RRL) continued its roll out of stores during the year across various verticals and formats. With 590 stores in 57 cities, spanning 13 states, and over 3.5 million square feet of trading space, I am confident that our newest business will scale the same heights as all our other businesses have. Additionally, I believe that with the stated aim of generating 1 million jobs in retail, this is a truly transformational venture whose success will further our national priorities.

Last year, at our Annual General Meeting I had talked about infusing a new spirit of innovativeness in the company. Innovation is truly the new watchword for companies that want to survive beyond and into the next century. Our recent measures including that of setting up an Innovation Council comprising some of the best minds, has borne fruit. We were recently ranked 19th in the list of the "World's 25 Most Innovative Companies" compiled by Business Week in collaboration with the Boston Consulting Group.

Our pride in our people and performance was endorsed by influential global bodies. Reliance's Hazira manufacturing division won the "Deming Quality Control Award" for the Operations Business Unit (2007), making it the world's first petrochemical company to win this award. Our Jamnagar refinery was adjudged the winner of "Golden Peacock National Training Award 2007" while the Hazira manufacturing division won the "Golden Peacock Innovation Award 2007".

India is globalizing rapidly and is today a force to reckon with in the marketplace. India's growth is creating wealth and jobs across the world. We are an integral part of this evolution and have the responsibility to accelerate India's growth by reinvesting our cash flow in our businesses.

I am confident that Reliance will firmly establish itself as one of the world's most successful and admired companies in the years to come.

I would like to express my gratitude to our Board of Directors for their unstinting support and guidance. I am also grateful to all our stakeholders - our customers, suppliers, bankers, employees and shareholders, who have reposed their trust in us and given us their constant support.

With best wishes,
Sincerely,

Mukesh D Ambani
Chairman & Managing Director

April 21, 2008

"The development of new hydrocarbon resources is now more challenging and expensive than ever before. Reliance has successfully taken up this challenge in building a world class organization and mobilizing resources to develop its upstream portfolio."



TOUCHING LIVES TRANSFORMING INDIA





Financial Highlights

Turnover	Rs. 139,269 crore ($ 34,713 million)
PBDIT	Rs. 24,201 crore ($ 6,032 million)
Cash Profit	Rs. 25,205 crore ($ 6,282 million)
Net Profit	Rs. 19,458 crore ($ 4,850 million)
Net Profit (excl. exceptional income)	Rs. 15,261 crore ($ 3,804 million)
Net Profit 5 years CAGR	30%
Total Assets	Rs. 149,792 crore ($ 37,336 million)

Significant contribution to India's economic growth

- Revenues equivalent to about 3% of India's GDP
- 13.4% of India's total exports
- 4.9% of the Government of India's indirect tax revenues
- 6.6% of the total market capitalisation in India
- Weightage of 16.5% in the BSE Sensex
- Weightage of 12.5% in the Nifty Index

Growing importance across the globe

- Largest producer of Polyester fibre and yarn
- 4th largest producer of Paraxylene (PX) and Purified Terephthalic Acid (PTA)
- 6th largest producer of Mono Ethylene Glycol (MEG)
- 7th largest producer of Polypropylene (PP)

Featured above is the Board of Directors of Reliance Industries Limited.

Standing from left to right: Dr. Raghunath Anant Mashelkar, Prof. Dipak C. Jain, Shri Nikhil R. Meswani, Dr. Dharam Vir Kapur, Shri Ramniklal H. Ambani, Shri Mansingh L. Bhakta, Shri Mukesh D. Ambani, Shri Yogendra P. Trivedi, Shri S. Venkitaramanan, Shri Mahesh P. Modi, Shri Hital R. Meswani, Shri Hardev Singh Kohli and Prof. Ashok Misra.

Contents

Major Products and Brands

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Exploration & Production	Crude Oil and Natural Gas		Refining, power, fertilisers, petrochemicals and other industries	
Refining	Liquefied Petroleum Gas (LPG)	Reliance Gas	Domestic and industrial fuel	
	Propylene		Feedstock for polypropylene	
	Naphtha		Feedstock for petrochemicals such as ethylene, propylene & fertilisers, etc. and as fuel in power plants	
	Gasoline		Transport fuel	
	Jet / Aviation Turbine Fuel		Aviation fuel	
	Superior Kerosene Oil		Domestic fuel	
	High Speed Diesel		Transport fuel	
	Sulphur		Feedstock for fertilisers, pharmaceuticals	
	Petroleum Coke		Fuel for power plants and cement plants	
Polymers				
Repol	Polypropylene (PP)	REPOL	Woven sacks for cement, food-grains, sugar, fertiliser, leno bags for fruits & vegetables, TQ & BOPP films and containers for packaging textiles, processed food, FMCG, office stationery, components for automobile and consumer durables, moulded furniture & luggage, houseware, geotextiles, fibres for socks, sports wear, soft luggage.	DOW, USA
Relene	High Density Polyethylene (HDPE)	RELENE	Woven sacks, raschel bags for fruits & vegetables, containers for packaging edible oil, processed food, FMCG, lubricants, detergents, chemicals, pesticides, industrial crates & containers, carrier bags, houseware, ropes & twines, pipes for water supply, irrigation, process industry & telecom.	NOVA, Canada
Reclair	Liner Low Density Polyethylene (LLDPE)	RECLAIR	Films for packaging milk, edible oil, salt, processed food, roto-moulded containers for storage of water, chemical storage and general purpose tanks, protective films and pipes for agriculture, cable sheathing, lids & caps, master batches.	NOVA, Canada
Reon	Polyvinyl Chloride (PVC)	REON	Pipes & fittings; door & window profiles, insulation & sheathing for wire & cables, rigid bottles & containers for packaging applications, footwear, flooring, partitions, roofing, I.V. fluid & blood bags.	Oxyvinyl, USA
Relpipe	Poly-Olefin (HDPE & PP) Pipes		Irrigation, water supply, drainage, industrial effluents, telecom cable ducts, gas distribution.	
Chemicals				
Relab	Linear Alkyl Benzene (LAB)	RELAB	Detergents	UOP, USA
Indolab	Linear Alkyl Benzene (LAB)		Detergents	UOP, USA
Fibre Intermediates	Paraxylene (PX)		Raw material - PTA	UOP, USA,
	Purified Terephthalic Acid (PTA)		Raw material - Polyester	ICI, UK/DuPont/Investa
	Mono Ethylene Glycol (MEG)		Raw material - Polyester	ABB Lummus Crest Netherlands (Shell Process)

Business/ Brand	Product	Brand Logo	End Uses	Technology Partner
Polyester				
Recron	Staple Fibre Filament Yarn Texturised Yarn Twisted / Dyed Yarn	Recron	Apparel, home textile, industrial sewing thread, automotive upholstery, carpets, canvas, luggage, spunlace & non woven fabrics	E.I. DuPont, USA Zimmer, Germany Barmag, Germany Toray, Japan, Murata, Japan, ICI, UK, Rieter, Switzerland
Recron Stretch	Stretch yarns for comfortable fit and freedom of movement	Recron Stretch	Blouse material, denim, shirting, suiting, dress material, T-shirt, sportswear, swimwear, medical bandages, diapers	
Recron Cotluk	Cotton Look, Cotton Feel Yarns	Recron Cotluk	Dress material, shirting, suiting, furnishing fabric, curtain, bed sheet	
Recron Dyefast	Can dye at boiling water temperature with high colour fastness	Recron Dyefast	Ladies outerwear, feather yarn for knitted cardigan, decorative fabric & home furnishing	
Recron Superblack	Dope dyed black with high consistency in shade	Recron Superblack	Apparel, automotive, non-woven & interlining	
Recron Superdye	Bright, brilliant colours and soft feel, low pill	Recron Superdye	Woven & knitted apparel, furnishing & home textile	
Recron Kooltex	Moisture management yarns	Kooltex	Active sports and high performance wear applications	
Recron Fibrefill	Hollow fibres with high bounce and resilience	Recron Fibrefill	Pillows, cushions, quilts, mattresses, furniture, toys & non-wovens	E.I. DuPont, USA
Recron 3S	Secondary Reinforcement Produts	Recron 3s	Construction industry (concrete / mortar), asbestos cement (sheet & pipe), paper industry (conventional & speciality), battery industry, wetlaid industry (wall papers, filtration, wipes & hygiene products)	
Recron Certified	Quality Certified Sleep Products	Recron Certified	India's first certified Pillows, Cushions & Bedcovers, made as per the quality norms and inputs specified by Reliance	
Relpet	Polyethylene Terephthalate (PET)	relpet	Packaging-water, soft drinks, beverages, confectionary, pharmaceutial, agro-chemical, food products	E.I. DuPont, USA Sinco, Italy
Textiles				
Vimal	Suitings, Shirtings, Readymade Garments	VIMAL	Fabrics, Suits, Jackets, Shirts & Trousers	
Harmony	Furnishing fabrics, Day curtains, Automotive upholstery	Harmony	Furnishings, home textiles	
RueRel	Suitings	VIMAL RueRel	Fabrics	
V2	Ready-to-stitch, Take away fabric	V2	Fabrics	

Product		Brand Logo	End Uses
Retail	Reliance Retail	Reliance RETAIL	Organised Retail
	Food & Grocery Specialty Store	Reliancefresh	Fresh vegetables, grocery, general and convenience merchandise and more
	Mini Hypermarket	RelianceSuper	Grocery, Clothing, Leisure, Beauty and style, Electronics, Home merchandise and more
	Hypermarket	RelianceMART	Grocery, Clothing, Leisure, Beauty and style, Electronics, Home merchandise, Furniture, Jewellery and more
	Electronics Specialty Store	Reliancedigital	Computers, Mobiles, Entertainment, Gaming merchandise and more
	Exclusive Apple Store	iStore Exclusive Apple products store	Range of Apple products like ipod, imac and more
	Apparel Specialty Store	Reliancetrends	Men, Ladies, Children clothing and accessories and more
	Health, Wellness & Pharma Specialty Store	Reliancewellness	Pharma, Opticals, Natural remedies, Nutrition, fitness, skin and personal care merchandise and more
	Footwear Specialty Store	Reliancefootprint	Men, Ladies, Children footwear, sports, handbags, accessories and more
	Jewellery Specialty Store	RelianceJewels	Fine jewellery
	Books, Music, Toys & Gifts Specialty Store	RelianceTimeout	Books, Music, Stationary, Toys, Gifts merchandise and more
	Transportation fuels	Reliance	
	Fleet Management Services	Trans Connect Fleet Management Programme	
	Highway Hospitality Services	A1	
	Vehicle Care Services	R-Care	
	Convenience Shopping	Qwik mart	

Business/ Brand	Product	Brand Logo	End Uses
Trevira			
	The sports marque		Basis for breathable textiles that withstand all weathers. Protects against wind and weather, thanks to its climate control properties.
	The fine marque		Basis for light and elegant fashion, finer than found in nature, with high weather comfort and pleasant to the bare skin.
	The versatile marque		Basis for fleecy winter fashion and ultra light summer wear. Heat regulating even at extreme temperatures.
	The elestic marque		Basis for optimised stretch performance. With good stretch and excellent recovery, moulds perfectly to the body.
	The cosy marque		Basis for pillow and duvet interiors that are soft and gentle, ideal for all seasons.
	The receptive marque		Basis for home textiles that are easy care, durable and in every way comfortable.
	The high performance marque		Basis for long lasting lowpill, functional and prestigious fabrics. In blends or by itself, the perfect balance between looks and comfort.
	The classic marque		Basis for easy care, hardwearing fabrics of durable quality. The pure delight of comfort with style.
	The flame retardant marque		Basis for fabrics that are both safe and comfortable. Flame retardant to all appropriate fire protection requirements.
Recron Malaysia	Polyester and textiles	Recron	
GAPCO	Petroleum Retail	GAPCO	
		AUTO LPG THE GREEN FUEL	
		RELSTAR	

Product Flow Chart


Oil & Gas
Refining
LPG
Motor Spirit
Aviation Turbine Fuel
High Speed Diesel
Coke
Sulphur
Propane
Fuel Oil
Natural Gas
Naphtha / Natural Gas Liquid
Kerosene
C2C3
Polypropylene
Acrylonitrile
Propylene
Ethylene
Butene-1
Vinyl Chloride Monomer
Ethylene Di-Chloride (EDC)
Ethylene Oxide
Poly Vinyl Chloride (PVC)
Di-Ethylene Glycol (DEG)
Mono-Ethylene Glycol (MEG)
Tri-Ethylene Glycol (TEG)
HDPE / LLDPE / LDPE
Paraxylene
Normal Paraffin
Acetic Acid
Purified Terephthalic Acid (PTA)
LAB
Polyethylene Terephthalate (PET)
Polyester Chips
Polyester Filament Yarn (PFY)
Polyester Staple Fibre (PSF)
Texturised / Twisted Dyed Yarn
Spun Yarn
Wool Viscose Silk Linen
Fabrics

Existing products | Purchased raw materials | Partly purchased raw materials

Company Information

Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Nikhil R. Meswani
Executive Director

Hital R. Meswani
Executive Director

Hardev Singh Kohli
Executive Director

Ramniklal H. Ambani

Mansingh L. Bhakta

Yogendra P. Trivedi

Dr. Dharam Vir Kapur

Mahesh P. Modi

S. Venkitaramanan

Prof. Ashok Misra

Prof. Dipak C. Jain

Dr. Raghunath A. Mashelkar

Company Secretary

Vinod M. Ambani

Board Committees:

Audit Committee
Yogendra P. Trivedi (Chairman)
S.Venkitaramanan (Vice Chairman)
Mahesh P. Modi

Corporate Governance and Stakeholders' Interface Committee
Yogendra P. Trivedi (Chairman)
Mahesh P. Modi
Dr. Dharam Vir Kapur

Employees Stock Compensation Committee
Yogendra P. Trivedi (Chairman)
Mukesh D. Ambani
Mahesh P. Modi
Prof. Dipak C. Jain

Finance Committee
Mukesh D. Ambani (Chairman)
Nikhil R. Meswani
Hital R. Meswani

Health, Safety & Environment Committee
Hital R. Meswani (Chairman)
Dr. Dharam Vir Kapur
Hardev Singh Kohli

Remuneration Committee
Mansingh L. Bhakta (Chairman)
Yogendra P. Trivedi
S. Venkitaramanan
Dr. Dharam Vir Kapur

Shareholders'/Investors' Grievance Committee
Mansingh L. Bhakta (Chairman)
Yogendra P. Trivedi
Mukesh D. Ambani
Nikhil R. Meswani
Hital R. Meswani

Solicitors & Advocates
Kanga & Co.

Auditors
Chaturvedi & Shah
Deloittee, Haskins & Sells
Rajendra & Co.

Bankers
ABN AMRO Bank
Allahabad Bank
Andhra Bank
Bank of America
Bank of Baroda
Bank of India
Bank of Maharashtra
Calyon Bank
Canara Bank
Central Bank of India
Citi Bank N.A.
Corporation Bank
Deutsche Bank
HDFC Bank Limited
Hong Kong and Shanghai Banking Corporation Limited
ICICI Bank Limited
IDBI Bank Limited
Indian Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
Standard Chartered Bank
State Bank of Hyderabad
State Bank of India
State Bank of Patiala
State Bank of Saurashtra
Syndicate Bank
UCO Bank
Union Bank of India
Vijaya Bank

34th Annual General Meeting on Thursday, June 12, 2008 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

Registered Office
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021, India
Tel: +91 22 2278 5000
Fax: +91 22 2278 5111
e-mail: investor_relations@ril.com
Website: www.ril.com

Major Manufacturing Divisions

Dahej
P. O. Dahej, Bharuch - 392 130,
Gujarat, India.

Hazira
Village Mora, Bhatha P.O.,
Surat-Hazira Road,
Surat 394 510, Gujarat, India.

Jamnagar
Village Meghpar / Padana,
Taluk Lalpur,
Dist. Jamnagar 361 280
Gujarat, India.

Nagothane
P. O. Petrochemicals Township,
Nagothane,
Raigad - 402 125, Maharashtra, India.

Naroda
103/106, Naroda Industrial Estate,
Naroda, Ahmedabad 382 320
Gujarat, India.

Patalganga
B-4, Industrial Area, Patalganga,
Off Bombay-Pune Road,
Near Panvel, Dist. Raigad 410 207,
Maharashtra, India.

Vadodara
P. O. Petrochemicals,
Vadodara - 391 346, Gujarat, India.

Registrars & Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No.1,
Banjara Hills,
Hyderabad 500 034, India.
Tel: +91 40 2332 0666, 2332 0711
2332 3031, 2332 3037
Fax: +91 40 2332 3058
e-mail: rilinvestor@karvy.com
Website: www.karvy.com

Consistent growth over ten years

Net Worth (Rs. crore)


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
10,624
15,847
23,024
45,404
50,096
56,247
73,164
89,124
118,354
139,269
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Profit After Tax (Rs. crore)


20,000
16,000
12,000
8,000
4,000
0
1,704
2,403
2,646
3,243
4,104
5,160
7,572
9,069
11,943
19,458
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Net Worth (Rs. crore)


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
12,639
13,983
14,765
27,812
30,327
34,453
40,403
49,804
63,967
81,449
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Market Capitalisation (Rs. crore)


350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
12,176
33,346
41,191
41,989
38,603
75,132
76,079
110,958
198,905
329,179
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Earnings Per Share (Rs.)


150.0
135.0
120.0
105.0
90.0
75.0
60.0
45.0
30.0
15.0
0.0
18.0
22.4
25.1
23.4
29.3
36.8
54.2
65.1
82.2
133.9
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Book Value Per Share (Rs.)


600.0
500.0
400.0
300.0
200.0
100.0
0.0
129.8
129.9
140.1
199.2
217.2
246.7
289.9
357.4
440.0
560.3
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08

Financial Highlights

Rs. in crore

	2007-08		06-07	05-06	04-05	03-04	02-03	01-02	00-01	99-00	98-99
	$ Mn										
Turnover	34,713	139,269	118,354	89,124	73,164	56,247	50,096	45,404	23,024	15,847	10,624
Total Income	36,116'	144,898'	118,832	89,807	74,614	57,385	51,097	46,186	23,407	16,534	11,232
Earnings Before Depreciation, Interest and Tax (EBDIT)	7,212'	28,935'	20,525	14,982	14,261	10,983	9,366	8,658	5,562	4,746	3,318
Depreciation	1,208	4,847	4,815	3,401	3,724	3,247	2,837	2,816	1,565	1,278	855
Profit After Tax	4,850'	19,458'	11,943	9,069	7,572	5,160	4,104	3,243	2,646	2,403	1,704
Equity Dividend %		130	110	100	75	52.5	50	47.5	42.5	40	37.5
Dividend Payout	407	1,631	1,440	1,393	1,045	733	698	663	448	385	350
Equity Share Capital	362	1,454	1,393	1,393	1,393	1,396	1,396	1,054	1,053	1,053	933
Equity Share Suspense	-	-	60	-	-	-	-	342	-	-	-
Equity Share Warrants	419	1,682	-	-	-	-	-	-	-	-	-
Reserves and Surplus	19,520	78,313	62,514	48,411	39,010	33,057	28,931	26,416	13,712	12,636	11,183
Net Worth	20,301	81,449	63,967	49,804	40,403	34,453	30,327	27,812	14,765	13,983	12,369
Gross Fixed Assets	31,714	127,235	107,061	91,928	59,955	56,860	52,547	48,261	25,868	24,662	22,088
Net Fixed Assets	21,159	84,889	71,189	62,675	35,082	35,146	34,086	33,184	14,027	15,448	15,396
Total Assets	37,336	149,792	117,353	93,095	80,586	71,157	63,737	56,485	29,875	29,369	28,156
Market Capitalisation	82,049	329,179	198,905	110,958	76,079	75,132	38,603	41,989	41,191	33,346	12,176
Number of Employees		25,487	24,696	12,540	12,113	11,358	12,915	12,864	15,083	15,912	16,640
Contribution to National Exchequer	3,414	13,696	15,344	15,950	13,972	12,903	13,210	10,470	4,277	3,719	2,893

Key Indicators

	$	2007-08	06-07	05-06	04-05	03-04	02-03	01-02	00-01	99-00	98-99
Earnings Per Share - Rs.	3.34'	133.9'	82.2	65.1	54.2	36.8	29.3	23.4	25.1	22.4	18.0
Turnover Per Share - Rs.	23.88	958.1	814.2	639.6	525.0	402.8	358.8	325.2	218.5	150.4	113.8
Book Value Per Share - Rs.	13.97	560.3	440.0	357.4	289.9	246.7	217.2	199.2	140.1	129.9	129.8
Debt : Equity Ratio	0.45:1	0.45:1	0.44:1	0.44:1	0.46:1	0.56:1	0.60:1	0.64:1	0.72:1	0.82:1	0.86:1
EBDIT / Gross Turnover %	20.8'	20.8'	17.3	16.8	19.5	19.5	18.7	19.1	26.8	30.6	31.2
Net Profit Margin %	14.0'	14.0'	10.1	10.2	10.3	9.2	8.2	7.1	12.8	15.5	16.0
RONW %*	28.8'	28.8'	23.5	22.7	21.9	17.0	14.8	16.1	20.0	21.8	19.0
ROCE %*	20.3'	20.3'	20.5	20.5	21.3	14.0	13.2	15.3	20.4	20.0	18.3

In this Annual Report $ denotes US$

1US$ = Rs. 40.12 (Exchange rate as on 31.03.2008)

*Adjusted for CWIP and revaluation

' Including exceptional income of Rs. 4,733 crore ($ 1,180 Mn)

Notice

Notice is hereby given that the Thirty-fourth Annual General Meeting of the Members of Reliance Industries Limited will be held on Thursday, June 12, 2008 at 11.00 a.m., at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020, to transact the following businesses :

Ordinary Business :

1. To consider and adopt the audited Balance Sheet as at March 31, 2008, the Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. To declare a dividend on equity shares.

3. To appoint Directors in place of those retiring by rotation.

4. To appoint Auditors and to fix their remuneration and in this regard to consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution :**

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants, M/s. Deloitte Haskins and Sells, Chartered Accountants, and M/s. Rajendra & Co., Chartered Accountants, be and are hereby appointed as Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors."

Special Business :

5. To re-appoint Shri Mukesh D. Ambani as Managing Director and in this regard to consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution :**

   "RESOLVED THAT in accordance with the provisions of Sections 198, 269, 309 and 317 read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, approval of the Company be and is hereby accorded to the re-appointment of Shri Mukesh D. Ambani, as Managing Director of the Company, for a period of 5 (five) years with effect from April 19, 2009, on the terms and conditions including remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting, with liberty to the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers, including the powers conferred by this Resolution) to alter and vary the terms and conditions and / or remuneration, subject to the same not exceeding the limits specified under Schedule XIII to the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this Resolution."

6. To re-appoint Shri Nikhil R. Meswani as a Whole-time Director designated as Executive Director and in this regard to consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution**:

   "RESOLVED THAT in accordance with the provisions of Sections 198, 269, 309 and 317 read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, approval of the Company be and is hereby accorded to the re-appointment of Shri Nikhil R. Meswani, as a Whole-time Director, designated as Executive Director of the Company, for a period of 5 (five) years with effect from July 1, 2008, on the terms and conditions including remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting, with liberty to the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers, including the powers conferred by this Resolution) to alter and vary the terms and conditions and / or remuneration, subject to the same not exceeding the limits specified under Schedule XIII to the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this Resolution."

By Order of the Board of Directors

Vinod M. Ambani
President and Company Secretary

Mumbai
April 21, 2008

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai 400 021, India
e-mail : investor_relations@ril.com

Notes :

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. The instrument appointing the proxy should, however, be deposited at the Registered Office of the Company not less than forty-eight hours before the commencement of the Meeting.**

2. Corporate members intending to send their authorised representatives to attend the Meeting are requested to send a certified copy of the Board Resolution authorising their representative to attend and vote on their behalf at the Meeting.

3. In terms of Article 155 of the Articles of Association of the Company, Shri R.H. Ambani, Shri S. Venkitaramanan, Prof. Ashok Misra and Shri Nikhil R. Meswani, Directors, retire by rotation at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment. Brief resume of these Directors, nature of their expertise in specific functional areas, names of companies in which they hold directorships and memberships/chairmanships of Board Committees, shareholding and relationships between directors *inter-se* as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report. The Board of Directors of the Company commends their respective re-appointments.

4. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the Meeting is annexed hereto.

5. Members are requested to bring their Attendance Slip along with their copy of Annual Report to the Meeting.

6. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID and those who hold shares in physical form are requested to write their Folio Number in the attendance slip for attending the Meeting.

7. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.

8. Relevant documents referred to in the accompanying Notice are open for inspection by the members at the Registered Office of the Company on all working days, except Saturdays, between 11.00 a.m. and 1.00 p.m. upto the date of the Meeting.

9. (a) The Company has already notified closure of Register of Members and Transfer Books from Saturday, May 10, 2008 to Saturday, May 17, 2008 (both days inclusive) for determining the names of Members eligible for dividend on Equity Shares, if declared at the Meeting.

   (b) The dividend on Equity Shares, if declared at the Meeting, will be paid on or after June 12, 2008 to those Members whose names shall appear on the Company's Register of Members on May 9, 2008; in respect of shares held in dematerialised form, the dividend will be paid to members whose names are furnished by National Securities Depository Limited and Central Depository Services (India) Limited as beneficial owners as on that date.

10. (a) In order to provide protection against fraudulent encashment of dividend warrants, Members who hold shares in physical form are requested to intimate the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, under the signature of the Sole/First joint holder, the following information to be incorporated on dividend warrants:

    (i) Name of the Sole/First joint holder and the Folio Number.

    (ii) Particulars of Bank Account, viz.:
    Name of the Bank
    Name of the Branch
    Complete address of the Bank with Pin Code Number
    Account type, whether Savings Account (SA) or Current Account (CA)
    Bank Account Number

    (b) Members who hold shares in dematerialised form may kindly note that their Bank Account details, as furnished by their Depositories to the Company, will be printed on their dividend warrants as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such Members for deletion of or change in such Bank Account details. Further, instructions, if any, already given by them in respect of shares held in physical form will not be automatically applicable to shares held in electronic form. **Members who wish to change such Bank Account details are therefore requested to advise their Depository Participants about such change with complete details of Bank Account.**

    (c) To avoid loss of dividend warrants in transit and undue delay in respect of receipt of dividend warrants, the Company has provided a facility to the Members for remittance of dividend through the Electronic Clearing System (ECS). The ECS facility is available at locations identified by Reserve Bank of India from time to time and covers most of the cities and towns. Members holding shares in physical form and desirous of availing this facility are requested to contact the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited.

11. All unclaimed dividends declared up to the financial year ended March 31, 1995 have been transferred to the General Revenue Account of the Central Government as required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 (the Rules). Members who have not so far claimed or collected their dividends declared up to the aforesaid financial year are requested to claim such dividends from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai - 400 614, Telephone (091) (022) 2757 6802, by making an application in Form II of the Rules.

12. Pursuant to the provisions of Section 205A(5) and 205C of the Companies Act, 1956, the Company has transferred the unpaid or unclaimed dividends for the financial years 1995-96, 1996-97, 1997-98, 1998-99 and 1999-2000 to the **Investor Education and Protection Fund** (the IEPF) established by the Central Government.

Dividends for the financial year ended March 31, 2002 and thereafter, which remain unpaid or unclaimed for a period of 7 years from the date they became due for payment will be transferred by the Company to IEPF. **Information in respect of such unclaimed dividends and the last date for claiming the same are provided in the Shareholders' Referencer forming part of the Annual Report.** Members who have not so far encashed dividend warrant(s) for the aforesaid years are requested to seek issue of duplicate warrant(s) by writing to the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, immediately.

It may be noted that the Company had sent reminders to the Members in this regard. **Members are requested to note that no claims shall lie against the Company or the IEPF in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claim.**

13. Members who hold shares in physical form in multiple folios in identical names or joint holding in the same order of names are requested to send the share certificates to the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, for consolidation into a single folio.

14. Non-Resident Indian Members are requested to inform the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, immediately of:

a) Change in their Residential status on return to India for permanent settlement.

b) Particulars of their Bank Account maintained in India with complete name, branch, account type, account number and address of the Bank with Pin Code Number, if not furnished earlier.

15. **Members are advised to refer to the Shareholders' Referencer provided in the Annual Report.**

16. **Members are requested to fill in and send the Feedback Form provided in the Annual Report.**

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956

The following Explanatory Statement sets out all material facts relating to the Special Business mentioned in the accompanying Notice:

Item Nos. 5 and 6

Shri Mukesh D. Ambani has been the Chairman and Managing Director of the Company since July 31, 2002. The term of office of Shri Mukesh D. Ambani, as Managing Director of the Company will expire on April 18, 2009.

The term of office of Shri Nikhil R. Meswani, Whole-time Director, designated as Executive Director, will expire on June 30, 2008

The present proposal is to seek the members' approval for the reappointment of and remuneration payable to Shri Mukesh D. Ambani as Managing Director and Shri Nikhil R. Meswani as Whole-time Director, designated as Executive Director, in terms of the applicable provisions of the Companies Act, 1956.

The Board of Directors of the Company (the 'Board'), at its meeting held on April 21, 2008 has, subject to the approval of Members, re-appointed Shri Mukesh D. Ambani and Shri Nikhil R. Meswani for a further period of 5 years from the expiry of their respective term, on the remuneration determined by the Remuneration Committee of the Board at its meeting held on April 21, 2008.

Shri Mukesh D. Ambani upon reappointment as Managing Director shall continue to hold office of the Chairman and Managing Director.

Broad particulars of the terms of re-appointment of and remuneration payable to Shri Mukesh D. Ambani and Shri Nikhil R. Meswani are as under:

(a) **Salary, Perquisites and Allowances:**

Name and Designation	Rs. per month	
	Salary	Perquisites & Allowances
Shri Mukesh D. Ambani *Chairman and Managing Director*	5,00,000	4,00,000
Shri Nikhil R. Meswani *Executive Director*	1,25,000	2,00,000

The perquisites and allowances, as aforesaid, shall include accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance together with reimbursement of expenses and / or allowances for utilisation of gas, electricity, water, furnishing and repairs; medical reimbursement; leave travel concession for self and family including dependents; club fees, medical insurance and such other perquisites and / or allowances. The said perquisites and allowances shall be evaluated, wherever applicable, as per the provisions of Income-tax Act, 1961 or any rules thereunder or any statutory modification(s) or re-enactment thereof; in the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost. However, the Company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent these singly or together are not taxable under the Income-tax law, and gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company and to the extent not taxable under the Income-tax law, shall not be included for the purpose of computation of the overall ceiling of remuneration. Further, Employee Stock Options granted / to be granted, from time to time, are not to be considered as perquisite and not to be included for the purpose of computation of the overall ceiling of remuneration.

(b) **Commission:**

In addition to the salary, perquisites and allowances as above, Shri Mukesh D. Ambani and Shri Nikhil R. Meswani shall also be entitled to receive commission on net profits. The commission payable to them as also to Shri Hital R. Meswani, another Whole-time Director of the Company for each financial year, shall be in the ratio of their respective salaries (excluding perquisites and allowances), and the overall remuneration (including commission to all three of them) shall not exceed 0.402% of the net profits of the Company as computed in the manner referred to under Section 198(1) of the Companies Act, 1956, or any statutory modification(s) or re-enactment thereof.

(c) **Reimbursement of Expenses:**

Reimbursement of expenses incurred for travelling, boarding and lodging including for their respective spouses and attendant(s) during business trips; provision of car for use on the Company's business and telephone expenses at residence shall be reimbursed and not considered as perquisites.

(d) **General:**

(i) The office of Managing Director and Whole-time Director may be terminated by the Company or the concerned Director by giving the other 3 (three) months' prior notice in writing.

(ii) The terms and conditions set out for re-appointment and payment of remuneration herein may be altered and varied by the Board as it may, from time to time, deem fit.

Shri Mukesh D. Ambani and Shri Nikhil R. Meswani satisfy all the conditions set out in Part-I of Schedule XIII to the Companies Act, 1956 for being eligible for the re-appointment.

The above may be treated as an abstract of the terms of re-appointment of Shri Mukesh D. Ambani and Shri Nikhil R. Meswani under Section 302 of the Companies Act, 1956.

A brief resume of Shri Mukesh D. Ambani and Shri Nikhil R. Meswani, nature of their expertise in specific functional areas, names of companies in which they hold directorship and membership / chairmanship of Board Committees and relationships between directors *inter-se*, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report.

Shri Mukesh D. Ambani and Shri Nikhil R. Meswani are interested in the resolutions set out respectively at Item Nos. 5 and 6 of the Notice, which pertain to their respective re-appointments and remuneration payable to each of them. Further, Shri Hital R. Meswani may be deemed to be interested in the Resolution pertaining to the re-appointment of and remuneration payable to Shri Nikhil R. Meswani, as they are related to each other. Save and except the above, none of the other Directors of the Company is, in any way, concerned or interested in these Resolutions.

The Board commends the Resolutions set out at Item Nos. 5 and 6 of the Notice for your approval.

By Order of the Board of Directors

Vinod M. Ambani
President and Company Secretary

Mumbai
April 21, 2008

Management's Discussion And Analysis

Forward-looking Statements

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', 'estimates' or other words of similar meaning. All statements that address expectations or projections about the future, including, but not limited to statements about the company's strategy for growth, product development, market position, expenditures, and financial results, are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realised. The company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Overview FY 2007-08

A year of significant achievements

This was yet another successful period for Reliance Industries Limited's Oil and Gas Exploration & Production business which resulted in several key achievements.

- Reliance announced several discoveries which are as follows:
  - Wells KG-III-05-P1 and KG-III-05-J1 in block KG-OSN-2001/1 (KG-III-5)
  - Well MD1 in block KG-DWN-98/1 (KG-D4)
  - Well CY-III-D5-A1 in block CY-DWN-2001/2 (CY-III-D5)
  - Well KG-D6-R1 in block KG-DWN-98/3 (KG-D6)
  - Well GS-01-B1 in block GS-OSN-2001/1 (GS-01)
  - Well KG-V-D3-A1 and B1 in block KG-DWN-2003/1 (KG-V-D3)
  - Well NEC-25-J1 in block NEC-OSN 97/2 (8th gas discovery in NEC-25 block)
- Development plan for MA oil fields (KG-D6) approved by the Management Committee.
- Development plan for Sohagpur Coal Bed Methane (CBM) Blocks (East and West) approved by the Directorate General of Hydrocarbons (DGH).

During the year, Reliance signed an agreement to acquire certain polyester (capacity) assets of Hualon, Malaysia. It is a leading polyester producer in Malaysia with a capacity of half a million tonnes per annum along with downstream textile manufacturing capabilities spread over two locations in Malaysia, namely Nilai and Malacca. This acquisition was the second international acquisition in the polyester sector after Reliance acquired Trevira. This will help Reliance consolidate its position as the world's largest polyester manufacturer with an annual capacity of 2.5 million tonnes, which represents an increase of 25% over its existing capacity. With this acquisition, Reliance's global market share in polyester fibre and yarn will exceed 7%.

In the Refining & Marketing business, Reliance took over majority control of Gulf Africa Petroleum Corporation (GAPCO) and started shipping products to the East African markets. GAPCO owns and operates large storage terminal facilities and a retail distribution network in countries like Tanzania, Uganda and Kenya. It owns and operates large coastal storage terminals in Dar es Salaam (Tanzania), Mombassa (Kenya), and Kampala (Uganda). It has other well-spread depots in East and Central Africa. It also markets through 250 outlets covering retail and industrial segments.

Reliance also signed MoU with GAIL (India) Limited to explore opportunities of setting up petrochemical plants in feedstock rich countries outside India. Earlier, Reliance and GAIL had signed a MoU for co-operation in identified areas in natural gas - pipeline transmission and marketing, coal bed methane gas opportunities, city and local gas distribution, operations and maintenance services, exploration & production and technology and knowledge sharing.

Reliance Petroleum Limited (RPL) continued the second year of implementation of its refinery project with an overall project progress of 90%. Based on the progress made so far, RPL expects to complete the refinery project ahead of schedule.

During the year, Reliance Retail Limited (RRL) continued its rollout of stores across various verticals and formats. Reliance Retail today operates over 590 stores in 57 cities, spanning 13 states, with over 3.5 million square feet of trading space.

During FY 2007-08, two international investment rating agencies, Moody's and S&P, reaffirmed investment grade rating for the international debt of Reliance.

Reliance's Hazira manufacturing division was awarded the "Deming Quality Control Award" for the Operations Business Unit (2007), making it the world's first petrochemical company to win this award.

Reliance's Jamnagar refinery was adjudged the winner of "Golden Peacock National Training Award 2007".

Reliance's Hazira manufacturing division was adjudged the winner of "Golden Peacock Innovation Award 2007".

Reliance is amongst the "World's 25 Most Innovative Companies". The Company was ranked 19th in the list compiled by *Business Week* in collaboration with Boston Consulting Group.

Record financial performance

Turnover	Rs. 139,269 crore $ 34,713 million	+ 18% + 27%
PBDIT	Rs. 24,201 crore $ 6,032 million	+ 18% + 28%
Cash Profit	Rs. 25,205 crore $ 6,282 million	+ 43% + 54%
Net Profit	Rs. 19,458 crore $ 4,850 million	+ 63% + 77%
Net Profit (excl. exceptional income)	Rs. 15,261 crore $ 3,804 million	+ 28% + 38%

During the year, Reliance set several benchmarks in terms of sales, profits, net worth and assets. Reliance achieved the unique status of becoming India's first Company in the private sector to achieve a net profit exceeding Rs. 15,000 crore (excluding exceptional income). The net profit for the year was at Rs. 15,261 crore ($ 3,804 million) with a Compounded Annual Growth Rate (CAGR) of 30% over the past five years excluding exceptional income.

Reliance announced a dividend of 130% - amounting to Rs. 1,631 crore ($ 407 million). This is the highest ever payout by any private sector company in India.

Return on Equity was at 24.8% and Return on Capital Employed was at 20.3%. Reliance's net gearing was at 22.3% and the net debt/equity ratio was 0.35 as on March 31, 2008.

Reliance has always played a pivotal role in the growth of India's economy and endeavours to contribute to the country's progress and development. Reliance's revenues are equivalent to about 3% of India's GDP. Reliance accounts for:

- 13.4% of India's total exports
- 4.9% of the Government of India's indirect tax revenues
- 6.7% of the total market capitalisation in India
- Weightage of 16.5% in the BSE Sensex
- Weightage of 12.5% in the Nifty Index

Financial Review

Reliance delivered superior financial performance during the year with improvement across all major parameters.

Turnover achieved for the year ended 31st March 2008 was Rs. 139,269 crore ($ 34.7 billion), reflecting a growth of 18% over the previous year. Increase in revenue was due to 12% increase in prices and a 6% growth in volumes. During the year, exports were higher by 25% at Rs. 83,492 crore ($ 20.8 billion).

Consumption of raw materials increased by 17% from Rs. 76,872 crore to Rs. 90,304 crore ($ 22.5 billion). This was mainly on account of higher crude and naphtha prices. Traded goods purchase increased from Rs. 1,821 crore to Rs. 6,008 crore ($ 1.5 billion) primarily comprising petroleum products for retail sales.

Employee cost was Rs. 2,119 crore ($ 528 million) for the year as against Rs. 2,094 crore. The previous year's figure includes Rs. 376 crore towards expenditure incurred on Voluntary Retirement Scheme / Special Separation Scheme announced for the employees of erstwhile IPCL Vadodara unit.

Operating Profit before other income increased by 16% from Rs. 20,046 crore to Rs. 23,306 crore ($ 5.8 billion). Net operating margin for the period was 17.5% as compared to 17.9% in the previous year.

Other income was higher at Rs. 895 crore ($ 223 million) against Rs. 478 crore primarily on account of increase in interest income.

Interest costs were lower by 9% at Rs. 1,077 crore ($ 269 million) primarily on account of appreciation of the rupee vis-à-vis the US dollar. During the year, the rupee appreciated by 7.7% against the US dollar. Moreover, 85% of Reliance's debt is foreign currency denominated. During the year, Rs. 885 crore of interest was capitalized, as against Rs 535 crore in the previous year. Gross interest cover was 12.3 compared to 11.9 for the previous year.

Depreciation was marginally higher at Rs. 4,847 crore ($ 1.2 billion) against Rs. 4,815 crore in the previous year.

Exceptional item of Rs. 4,733 crore ($ 1.2 billion) represents gains primarily arising out of transactions concerning RPL shares. The transactions were conducted through stock exchanges and have helped to further broad base the shareholding pattern of RPL. The sale of shares monetises only a fraction of Reliance's holding in RPL at the same time increasing free float in the market. This has unlocked value for Reliance shareholders. Reliance now holds 70.38% of RPL's equity.

Profit after tax, including exceptional item, was Rs. 19,458 crore ($ 4.9 billion) as against Rs. 11,943 crore for the previous year, an increase of 63%. Profit after tax, excluding exceptional item was Rs. 15,261 crore ($ 3.8 billion), representing an increase of 28%.

Basic earning per share (EPS), including exceptional item, for the year was Rs. 133.9 ($ 3.3). Basic earning per share (EPS) excluding exceptional item, for the year was Rs. 105.0 ($ 2.6) against Rs. 82.2 for the previous year.

The outstanding debt as on 31st March 2008 was Rs 36,480 crore ($ 9.1 billion) compared to Rs 27,826 crore as on 31st March 2007. Net gearing as on 31st March 2008 was 22.3% as compared to 25.2% on 31st March 2007.

Reliance has domestic credit ratings of AAA from CRISIL and FITCH. Moody's and S&P have reaffirmed investment grade ratings for international debt of Reliance, as Baa2 and BBB respectively.

Capital expenditure during the year was Rs. 19,503 crore ($ 4.9 billion) primarily on account of exploration and production, implementation of value maximisation projects and expansion of petrochemical capacities. Details of the capital expenditure undertaken during the year are as follows:

(In Rs. crore)

	FY 2007-08	FY 2006-07
Oil & Gas (E&P)	13,443	5,725
Refining & Marketing	2,661	1,430
Petrochemicals	506	462
Common	2,893	1,363
TOTAL	**19,503**	**8,980**

Contribution to the National Exchequer

Reliance is one of India's largest contributors to the national exchequer primarily by way of payment of taxes and duties to various government agencies. During the year, a total of Rs. 13,696 crore ($ 3.4 billion) was paid in the form of various taxes and duties.

Leadership in exports

Reliance maintained its leadership status as India's largest exporter. Exports, including deemed exports, were at Rs. 83,492 crore ($ 20.8 billion) as against Rs. 66,627 crore in the previous year.

Reliance exports products to 108 countries. Some of them are the most stringent quality-driven and value-driven developed nations. This demonstrates Reliance's global competitiveness, the world-class quality of its products and superior logistical capabilities. The Company has achieved this significant growth in exports while maintaining its share in the domestic market.

Revenues from exports now represent 60% of the Company's turnover. Petroleum products constitute 77% and petrochemicals contribute 23% of the total exports.

Resources and Liquidity

Reliance's financial framework allows it to maintain a conservative financial profile even while pursuing aggressive business growth strategies. This is reflected in Reliance's domestic as well as international ratings. The Company's long-term debt is rated 'AAA' from CRISIL and 'Ind AAA' by Fitch - the highest ratings awarded by these agencies. The short-term debt programme is rated P1+ and working capital debt programme is rated AAA (Assigned) by CRISIL, the highest credit rating that can be assigned in this category. The Company's international debt has been rated BBB (Stable Outlook) by S&P, Baa2 (Stable Outlook) by Moody's and BBB- (Stable Outlook) by Fitch. S&P has rated Reliance above India's sovereign rating.

Reliance's gross debt equity ratio, including long-term and short term debt as on March 31, 2008, is at 0.45. The Company's long term debt as on March 31, 2008 was at Rs. 27,957 crore ($ 6,968 million). Of this, foreign currency denominated debt represents 85% with an average maturity of 5.2 years. The average maturity of the Company's long-term debt is 5 years.

Reliance continued to demonstrate dynamism and flexibility in debt issuance during the year. In May 2007, the Company set a new benchmark in Asia by raising a $ 2 billion syndicated term loan for a 10-year period at competitive rates with participation from 23 banks from across the globe. This is a landmark deal as it makes Reliance the first corporate borrower from India to have accessed the External Commercial Borrowings (ECB) market for this size. In September 2007 the Company also raised $ 500 million by way of a syndicated term loan at competitive rates amidst the sub-prime turmoil in the global markets.

Reliance meets its working capital requirements through commercial credit lines provided by a consortium of Indian and foreign banks. Reliance undertakes liability management transactions to reduce overall cost of debt and diversify liability mix.

As on March 31, 2008, Reliance has cash and cash equivalent of Rs. 7,566 crore ($ 1,886 million). The Company actively manages its short-term liquidity to generate reasonable returns by investing surplus funds while preserving the safety of capital.

Business Review

Oil and Gas Exploration & Production (E&P)

Sector overview

High commodity prices and robust demand for oil and gas resulted in the E&P industry experiencing a record year. IPE Brent prices averaged at $ 82.8 /bbl during FY 2007-08 as against an average of $ 64.2 /bbl in FY 2006-07. Henry Hub natural gas price averaged at $ 7.4 /MMBTU for FY 2007- 08. One of the major events in the industry was crude oil prices crossing an all time high of $ 100 /bbl. The energy demand was driven by secular global growth. Supply chain pressures also led to price escalations. In another significant development, spot Liquefied Natural Gas (LNG) prices breached its oil price parity in the Asian LNG markets.

The International Energy Agency forecasts the global demand for oil to grow by 1.5% to 87.2 million BPD in 2008. The previous year 2007 saw an increase in global oil demand to 86.0 million BPD, resulting in an increase of 1.3% over 2006.

High commodity prices and robust growth have ensured strong profitability and cash flows for E&P companies. They have encouraged significant investments across the global energy value chain, resulting in severe pressure in the supply chain. The cost of exploration and development has increased sharply with the cost of drilling rigs, seismic services, engineering, fabrication and installation costs contributing to the increase. This trend is likely to continue in the medium term.

Rising challenges in the E&P sector

The capital expenditure in the E&P industry is estimated to be upwards of $ 300 billion per annum. Operators are increasingly looking at opportunities in the deep waters of the Gulf of Mexico, West Africa, Latin America and in the Asia Pacific Region.

Deep water exploration is a fast emerging frontier for oil and gas as the era of 'easy' oil seems to have come to an end. The overall cost inflation in upstream projects in deepwater areas has increased by more than 100% since 2002. Cost of steel has increased by 100% since 2002 while in sub-sea and EPC contracts price inflation is also around 100%. PIRA estimates that since 2002, finding & development costs have increased from $ 8/ bbl to $ 15/ bbl in 2006, an increase of 90%. CERA estimates that capex inflation has risen from a base of 100 to touch 198 in the third quarter of 2007.

Shortage of rigs is hampering exploration efforts worldwide. The high day rates of operating the rigs are driven by demand/supply fundamentals and rise in the cost of manpower, services and raw materials. Demand for 6th generation drill-ships capable of drilling in harsher environments far exceeds the availability. Consequently, contracting rigs is a big challenge for operators and due to this shortage, rig utilisation rates are expected to remain high. Shipyards constructing deepwater rigs are fully booked and the lead time for a new build is between 3-4 years.

Recent oil and gas discoveries are in deep waters, oil sands, shales, arctic and unconventional geographies. These discoveries are in much harsher terrains and in new frontiers. In addition, availability of manpower, services and equipment is limited. Evacuation and transportation logistics of resources are also becoming more challenging. All these factors are resulting in project cost escalation and delays.

About 88% of world's proven oil reserves of 1,148 billion barrels are under the control of national oil companies (NOCs) with no equity participation by international oil companies (IOCs) in them. IOCs in the western part of the world now control less than 10% of the world's oil and gas resource base.

In spite of these challenges, profitability of E&P companies has been strong in recent times, driven largely by record oil prices. During the past five years, oil prices have increased from an average of $ 25 /bbl in 2002 to $ 72 / bbl in 2007, an increase of 188%. More recently, oil prices have moved to as high as $ 120 /bbl.

Henry Hub gas prices have also increased from $ 3.34 /MMBTU in 2002 to the average price of $ 7.4 /MMBTU in 2007.

Development of a global natural gas market continues

Gas accounts for 34% of the energy basket in the Former Soviet Union region and in Europe, 24% in USA, 15% in Japan and 14% in Korea. The world average is 24%. In India, gas accounts for just 8% of the energy basket constrained by limited availability of gas and nascent transmission and distribution infrastructure.

The share of gas in the global energy mix is set to increase primarily driven by the power sector, industrial sector, city gas distribution and gas-to-liquid opportunities. Gas is preferred because of its cost competitiveness and environmental advantages over other fossil fuels. Gas is also more convenient to use vis-à-vis other fossil fuels.

Accelerating global demand, increasing import dependency, and the build-out of LNG infrastructure are supporting price discovery. Industry expectations suggest continued strength in global GDP over the long-term driven by developing economies of Asia and the Middle East and a 40% increase in LNG liquefaction capacity over the coming 3 years addressing 11% of global demand by 2010.

Powerful trends are supporting demand growth and prices in both the developed and developing nations. In 2007-08, Henry Hub Prices averaged $ 7.4 / MMBTU. In Europe, the NBP prices averaged 40 pence per therm which is the equivalent of around $ 8 /MMBTU. The Asian LNG prices were $ 9.5 /MMBTU based on average for prices in Japan and Korea. Long term contracts signed by China for LNG are at around $ 10 /MMBTU (FOB). These contracts are for 2-3 MMTPA and the first sale is expected to commence in the year 2013-14.

In the developed world, natural gas is the only near-term generation option to bridge the energy gap. A similar trend is clear in Asia and Australia. In the developing world, rapid economic growth is fueling energy demand in all its forms. Natural gas has been a niche fuel, not easily available due to infrastructure constraints and domestic productive capacity. However, the price of alternative fuels (particularly crude products) is supporting a re-evaluation of energy source, which in many cases favors natural gas. While nuclear and renewable remain the long term "green" solutions of choice, natural gas will remain the primary near-term alternative to meet the demand for growth in generation in developed and developing economies.

Natural Gas in India

The landscape of the Indian natural gas market is set to witness significant change. Natural gas currently accounts for around 8% of the total energy mix in India as against the global average of 24%. However, with increased availability and spurt in transmission and distribution infrastructure, the share of natural gas in the energy mix is set to rise. For 2007-08, gas production is expected to be 88 MMSCMD and LNG consumption is estimated at 33 MMSCMD.

The major demand centers, excepting the north-eastern market which is not connected to the transmission network of the rest of India, have been considered for making demand projections. The un-met demand for natural gas is estimated to increase from about 113 MMSCMD (FY 2007-08) to 396 MMSCMD by the year 2022. The following factors are expected to drive the increased consumption of natural gas in India:

- Macro-economic factors
- Growth of end-user segments
- Cost of gas vis-à-vis alternate liquid fuels
- Regulation and policy making
- Environmental concerns
- New uses of natural gas (for example, co-generation)

Reliance's E&P portfolio

Reliance with its subsidiaries is India's largest exploration acreage holder in the private sector with a portfolio comprising the following:

- 30% interest in Panna-Mukta and Tapti (PMT) fields
- 33 exploration blocks awarded under the NELP and Pre-NELP licensing rounds
- 5 coal bed methane (CBM) blocks
- Exploration interests in Yemen, Oman, East Timor, Kurdistan (Iraq), Colombia and Australia

Reliance's ambition is to be a global energy major with a significantly diversified upstream portfolio. The Company's focus on training people, processes and technology is expected to help in strengthening its commitment towards exploration, development and production activities.


N
CBM-Raj2
CB-ON-1
CB10 A&B
Panna
Mukta
KK-D5
KK-V-D1
KK-V-D2
KK-III-D1
CBM East
CBM West
CBM Sonhat
AS-ONN-2000/1
MN-D20
KG-III-5
KG-D13
0 135 270 540 810 1,080
km

Performance of PMT

The Tapti expansion project called "New Revised Plan of Development" was carried with the objective of development of Mid Tapti field and expansion of Central Processing/Compression/ Export capacity. This included a new Compression and Processing Platform (TCPP), a Second Tapti Flare Platforms (STFP), a new 9 slot well head platform (MTA), intra-field flow lines and an export pipeline. On completion of this project, additional production from Tapti has stabilized at 6 MMSCMD of gas and 4,500 BOPD of condensate.

The development plans of South West Panna (SWP) and Panna K (PK) fields have been approved and the Engineering, Procurement, Installation and Commissioning Contracts (EPIC) are in progress. Production from SWP and PK fields is expected in 2009.

The Panna-Mukta fields produced 1,910,000 tonnes of crude oil and 2,030 MMSCM of natural gas, reflecting a growth of 9% and 22% respectively. The Tapti field produced 3,365 MMSCM of gas and 232,000 tonnes of condensate, reflecting a growth of 51% and 82% respectively.

Successes in exploration

It was another very successful year of exploration for Reliance. The Company surpassed its previous record and had 9 offshore discoveries of which seven were gas discoveries, one an oil discovery and another one contained both oil and gas. The discoveries were across four offshore basins viz. Mahanadi, Krishna, Cauvery and Gujarat-Saurashtra. With these, the inventory of discovered blocks stands at 37 reflecting a success ratio of 63 %.

Three gas discoveries were made in the Krishna basin in deep water (KG-D6-R1, KG-V-D3-A1 & B1). Two more gas discoveries were made in the Krishna basin in shallow water (KG-III-05-P1 & J1). A deep water discovery was made in the Cauvery basin (CY-D5-A1) yielding both oil and gas. An oil discovery was made in the deep waters of the prolific Krishna basin (KG-D4-MD1). One gas discovery each was made in the shallow waters of the Gujarat-Saurashtra basin (GS-01-B1) and Mahanadi basin (NEC-25-J1). In order to assess their commerciality, appraisal process is underway.

Development plan for Sohagpur coal bed methane blocks (East and West) was approved by the DGH.

Reliance's strategic perspective on E&P

Deepwater projects typically face many technical challenges. It is essential that these challenges are assessed, mitigated, and managed throughout project execution by selecting appropriate field development plans, risk management, and modifying project implementation methods.

Some of the most critical activities involved in developing deepwater block are selection and design of concept, mitigation of reservoir uncertainties, well completions, flow-lines and risers, mitigation of flow control and assurance risk, processing and support transportation and storage facilities.

Reliance's development strategy is focused on use of best practices and application of proven technology.

Developments in KG-D6 (D1 and D3):

The development of discoveries Dhirubhai-1 and Dhirubhai-3 in the KG-D6 block are on schedule for production of first gas during second half of FY 2008-09. Milestones achieved are:

Drilling and Well Completions

17 wells were drilled during the year. Hardware required for the purpose of wells completion has been delivered and well completion is under progress.

Off Shore: Sub-sea

Sub-sea hardware has been received. Installation barges and support vessels have been mobilized and are operational. Installation work is in advanced stages of completion.

Off Shore Installation

Off shore equipment has been delivered. Installation of the jacket, deck and living quarters for the Control-cum-Riser Platform (CRP) has been completed. Hookup and pre-commissioning activities have commenced. Installation of the sub-sea is progressing in full swing and vessels have been mobilized for off-shore installation purposes.

On Shore Terminal (OT)

Major equipment and packages have been delivered at the site. Civil works are almost completed with around 80% of structural work also complete. Installation of major equipment and packages has also been completed. Consequently, the infrastructure facilities at the OT are in operation. Construction of buildings in the infrastructure area is in advanced stage of completion.

Development Plans

During the year, Reliance submitted the development plan for Dhirubhai - 26 cretaceous oil discovery (MA) in KG-D6 and it has since been approved.

MA field is a fast track development project. This will be the first Floating Production Storage & Off-take (FPSO) project in India located at depth ranging from 1,100 meters to 1,400 meters. Facilities on board the FPSO include process plant, gas compression facilities, power generation facilities and offloading. Major sub-sea hardware fabrication has already been completed and shipped to the site. Installation of sub-sea hardware has commenced as per schedule. Mooring lines, buoy and gas injection umbilical have been installed. Installation of production risers has commenced.

The development plan for the NEC-25 block has been submitted to the DGH for its approval.

International blocks

The international business comprises 11 blocks with acreage of about 80,000 square kilometers - 3 in Yemen (1 producing and 2 exploratory), 2 each in Oman, Kurdistan and Colombia, 1 each in East Timor and Australia.

The average production at the Yemen Block 9 was 4,500 BOPD. There was a discovery of oil in the exploratory well Malik - 1. The size of the discovery is yet to be ascertained.

Processing and interpretation of recently acquired 2D and 3D has been completed in the Oman Block 18. Processing and interpretation of data is in progress. An inventory of drillable locations is being finalized. Preparatory activities like setting up a shore base are currently underway with an objective to drill an exploratory well subject to the availability of a suitable exploratory rig.

Reliance has further expanded its international footprint in exploration business:

- Executed two Production Sharing Contracts (PSC), with the Kurdistan Regional Government (KRG). These PSC's cover petroleum exploration activities in the 'Rovi' and 'Sarta' blocks in the Kurdistan region of Iraq.
- Signed Production Sharing Agreement (PSA) for an offshore block no. 41 in Oman deep water. The block measures over 20,000 square kilometers. The new block is adjacent to Reliance's earlier block which was acquired in 2005.
- Signed Production Sharing Agreements (PSA) for two on land blocks in Yemen. The exploration blocks 34 and 37 are located in Jeza basin of eastern Yemen. Reliance holds 70% participating interest in both these blocks.
- Signed contracts for two offshore blocks, Borojo North and Borojo South, in Colombia. The contracts envisage

exploration of two blocks located in the Pacific Ocean, west of Colombia in water depths reaching up to 1,500 meters. The size of each block is approximately 4,000 square kilometers.

- Acquired an exploration permit for an offshore block WA 405 P in Australia.

Refining and Marketing

Industry overview and prospects

Demand was robust throughout the year even as crude prices climbed over $ 100 /bbl; despite the looming threat of global slowdown. OPEC's reluctance to increase global oil supply and tightening of product specifications added pressure to an already stretched refining system. Rising costs and project delays continued to hamper growth in new refinery capacity additions. Complex refiners continued to gain due to wide light-heavy differentials and higher light product margins. High oil prices however put simple refining margins under pressure.

Prospects for the sector remain positive given the robust demand outlook and continuing delays as well as cancellation of several planned projects. Outlook for margins remains positive for complex refiners.

Resilient demand despite high oil prices

According to the International Monetary Fund (IMF) global economy grew by an estimated 4.9% in 2007 despite concerns of tighter financial market conditions, high oil prices and inflation. A key contributor to the positive growth trend remained the Asian region, with China and India registering an impressive 11.4% and 8.7% economic growth respectively. In addition, Middle East and CIS countries grew by 6% and 8.2% respectively.

In 2007, global demand for petroleum products grew to 86.0 million BPD from 84.9 million BPD in 2006. The demand came in stronger from the Non-OECD countries, driven primarily by China, Middle East and Latin America, as compared to the OECD nations where the demand was lower due to weaker economic activity, higher oil prices and mild weather conditions particularly in OECD Pacific. The economic expansion started showing signs of slowdown after a strong growth in the third quarter of the calendar year 2007.

IMF estimates the global growth to decelerate to 4.1% in 2008 due to financial strains originating in the US sub-prime sector and a continued slow growth in Europe and Japan.

Even with a potential of a slower economic expansion, the International Energy Agency (IEA) expects stronger growth in global demand for petroleum products and forecasts it to grow by 1.5% to 87.2 million BPD in 2008, driven mainly by demand growth centers of China, India, the Middle East and Africa, where the economic growth projections continue to remain robust. In the medium term, petroleum product demand is expected to clock a compounded annual growth rate of 2.2% during 2008 - 2012, as per projections of IEA Mid Term Outlook. IEA expects the petroleum product consumption to increase to 95.82 million BPD in 2012. Concerns of a tight crude oil market and supply disruptions will continue through the next year.

Transportation fuels driving the growth

Several populated economies are at threshold levels of per capita income, beyond which mobility and transportation fuel requirements tend to grow exponentially. Given this intrinsic linkage between the economy and mobility, the world is expected to undergo considerable shift in favor of lighter transportation fuels. Asia (led by India and China), Middle East and Africa have emerged as new economic centres and are expected to drive demand growth for petroleum products in the foreseeable future. This should call for matching growth in refining capacities in the region that are suitable for meeting growing transportation fuel demand.

In 2007, aggregate demand for transportation fuels comprising gasoline, diesel and jet kerosene grew by an average 1.2% against a decline of 0.1% for fuel oil. The trend of faster growth in transportation fuels is likely to continue. According to the World Refining and Fuel Service (HART Publishing), gasoline, diesel and jet kerosene are expected to grow at a compounded annual rate of 1.7%, 2.5% and 2.2% respectively till 2010. Growth in residual fuel oil is expected to be the least due to ongoing substitution with natural gas in power generation and heavy industrial applications.

Policy responses to high oil prices

Faced with the low prospect of oil prices easing in the absence of higher production, governments have reached a tipping point that forces them to address demand-side energy policy. The USA introduced its energy bill "Energy Independence and Security Act" which mandates the CAFE (Corporate Average Fuel Economy) to increase to 35 miles per gallon by 2020 from existing 22 miles per gallon for light trucks and 27.5 miles per gallon for cars. The Renewable Fuel Standard (RFS) sets annual requirements for the amount of renewable fuels produced and used in motor vehicles.

In addition to the USA, several large consuming countries have already come up or are in the process of formulating their own policies that revolve around efficiency improvements and mandating alternative fuels. The mandated bio-fuels would be blended with the petroleum products in varying quantities.

Greening of fuels

During the past two decades, global planners and related stakeholders have painstakingly worked towards making petroleum products cleaner and greener. The refining industry has also taken proactive steps in co-operating towards this global cause. A large portion of investments made in the refining industry are aimed at producing fuels with low sulphur content and cleaner burning in order to reduce emission levels.

In most of the major oil consuming countries like EU, Japan and some Asian countries, sulphur will be virtually eliminated from gasoline and diesel by the year 2009 with a mandated maximum content of 10 parts per million (ppm). The current standard is 15 ppm in the case of diesel and 30 ppm for gasoline in the United States, whereas the standard is 15 ppm for both in Canada. Gasoil is also being targeted, with Europe reducing the maximum limit on sulphur from 2000 ppm to 1000 ppm from January 2008. This ongoing trend will present new trade opportunities for global complex refiners like Reliance. The society at large stands to be the leading beneficiary of this trend.

Refinery capacity and utilization trends

During 2007, global refining capacity grew marginally, from 85.1 million barrels per day (BPD) to 85.3 million BPD. According to *Oil & Gas Journal's* Worldwide Refinery Report, the rise in capacity was only through creep by few players. No refineries closed down in 2007, mainly due to high refining margins that made even the smallest plants profitable. This meager capacity rise resulted in additional pressure on the global refining system that was already stretched to operating rates of about 85.3%, which are amongst the highest levels witnessed in the last two decades. The average capacity utilization rates in 2007-08 for refineries in North America, Europe and Asia were at 86.2%, 83.9% and 85.7% respectively. This set the stage for continued strength in refining margins, well above historical averages, for two consecutive years of 2006 and 2007.

IEA estimates an additional global crude distillation capacity requirement of about 9.7 million BPD towards meeting the estimated global demand by 2012. Though several large capacity announcements have taken place in recent years, their progress has been slow on account of rising costs and manpower shortage. In an already stretched refining industry, it has raised concern over the ability to meet incremental demand growth and improved prospects for refining margins, especially for complex refiners.

Gross Refining Margins

Refining margins witnessed significant volatility during the year. Margins peaked in the second quarter of the year due to high light product cracks and tightened product markets but dropped in the third quarter mainly due to increased crude prices and reduced cracks. In the fourth quarter, US Gulf Coast margins continued to decline due to weak gasoline cracks whereas Singapore complex margins increased on the strength of high jet fuel / kerosene and gas oil cracks.

Refinery Gross margins ($ / bbl)

	FY 2006-07	FY 2007-08
Reliance	11.7	15.0
Regional Benchmarks		
Singapore (Dubai)	6.1	7.6
US Gulf Coast (Brent)	7.8	6.9
US Gulf Coast (WTI)	8.3	8.9
Rotterdam (Brent)	4.6	4.9
Mediterranean (Urals)	5.8	4.8

(Source : Reuters)

Margins for complex refineries continue to remain strong, supported by tightened product markets, strong margins for light products and unplanned outages by large refiners. However, margins for simple refiners dropped on the back of improved utilization, lower turnaround rate and fuel switching in China and US.

Reliance's Jamnagar refinery achieved superior gross refining margins due to scale, complexity, higher yields, superior product mix and a wide crude slate.

Product margins remained healthy with crack spread for gasoline in Singapore averaging at $ 13.5 /bbl in 2007 as against $ 10.9 /bbl in 2006, while that of gas oil at $ 16.7 and $ 15.3 /bbl respectively. Fuel oil crack margins averaged at $ (-) 10.3 /bbl in the year 2007 against $ (-) 12.7 /bbl in 2006, leading to improved margins for simple refiners.

The medium term outlook for refining margins looks positive, due to robust growth in demand, stretched utilization levels and lagging new capacity buildup. Refining capacity bottlenecks are also unlikely to reduce prior to 2012 on account of project delays. In addition to supply-demand dynamics, refining margins are influenced by the cost efficiency in crude oil sourcing, manufacturing reliability, material evacuation infrastructure and the ability to produce transportation fuels.

Changes in product specifications are also leading to lower yields of clean products as the refiners reconfigure themselves in order to meet specifications. Complex refiners stand to gain from (i) higher premiums for ultra-clean fuels in the western markets and (ii) changing crude oil dynamics.

The complex configuration of Reliance's refinery gives it the ability to process both heavy and sour crude. Incremental oil supplies through new discoveries are in the "challenged-category" and require unique capabilities for processing. These factors continue to support a high level of light-heavy differential and provide an advantage to complex refineries.

Crude price movements and outlook

Crude prices continued to rise and touched a new high, with the WTI peaking at $ 120 / bbl in April 2008. Spurt in crude prices were due to a combination of geopolitical events and unplanned outages of some of the oil production fields. The prices continued to hover at historically high levels with Brent, WTI and Dubai crude prices still averaging at $ 82.8, $ 81.6 and $ 76.5 /bbl for FY 2007-08. This reflected an increase of 29%, 26% and 25% respectively over the corresponding levels of FY 2006-07.

Demand for petroleum products in India

During the year, domestic demand for petroleum products increased from 111.7 million tonnes to 118.8 million tonnes - a growth of 6.3%. Transportation fuels grew faster at over 10%. The consumption of HSD (High Speed Diesel), which accounts for more than a third of the total consumption, grew at 11.1%. Growth in MS (Motor Spirit) was at 11.2% and that of ATF (Aviation Turbine Fuel) was at 14.1%. Demand for LPG (Liquified Petroleum Gas) was up by 7.5% while sales of Naphtha and Kerosene declined by 14.8% and 0.6% respectively. Aggregate Indian refining capacity remained unchanged at 149 million tonnes.

Performance review

Reliance's refinery, located in Jamnagar in Northwest India, has a capacity of 33 million tonnes per annum. It is the first refinery established by the private sector in India and is the third largest single location refinery in the world.

During FY 2007-08, the refinery processed 31.8 million tonnes of crude and had a high utilisation rate of 96.4%. The utilisation rate could have been higher but for the planned maintenance shutdown of one unit of crude distillation of the refinery in October 2007.

Production details of Reliance's petroleum products are as follows:

Production (KT)	FY 2006-07	FY 2007-08
Gases & Distillates	28,001	28,522
Fuel oils and solids	4,726	4,617
Total Production	32,727	33,139

For the year under review, average gross refining margin stood at $ 15 /bbl, reflecting a premium of $ 7.4 /bbl over the Singapore Crack Margins. Reliance's consistent performance over the benchmark reflects the benefits of higher complexity, capability to process heavier / sour crude and produce superior product quality. Reliance's refinery has particularly benefited from tightening of product specifications around the world and has been able to capture the 'Clean and Green' premium of supplying products to the most quality conscious markets across continents.

Petroleum products marketing

The Company has 1,432 retail outlets in India. Expansion plans of the network are affected primarily due to under-recoveries and an uneven level playing field for private players.

Aggregate export volumes of refined products grew by over 25% to 22.1 million tonnes from 17.7 million tonnes in the previous year. Exports account for 67% of aggregate refinery product volumes and export revenues were at $ 16.1 billion, reflecting a growth of 43% as compared to the previous year. For the very first time, Reliance's refinery at Jamnagar exported high quality 50 ppm Ultra Low Sulphur Diesel to European markets. Asia accounted for 55% of overall exports; Europe accounted for 20% followed by Africa which accounted for 18% of the overall petroleum products exports.

During the year, Reliance took over majority control of Gulf Africa Petroleum Corporation (GAPCO). GAPCO owns and operates large storage terminal facilities and a retail distribution network in several East African countries. This acquisition is a strategic step for Reliance towards achieving its global vision in the petroleum downstream sector by integrating the entire value chain consisting of refining, shipping, trading, terminal and marketing through retail and wholesale segments.

After acquisition of GAPCO in August 2007 supply, infrastructure and retail network have been strengthened to achieve distribution efficiency, superior productivity and higher throughputs. Sales and cash profits have grown significantly under Reliance's management.

The East African countries have seen rapid economic growth and demand for petroleum products. Import of petroleum products in these countries is also expected to rise in the near future and Reliance is now strategically positioned to capitalise these opportunities.

Reliance entered the high-growth aviation fuel segment this year and has presence at 14 airports in India.

Reliance plans to sharpen its focus on global markets for a significant part of petroleum products produced at the refinery. Towards this end, Reliance converted its Jamnagar complex as an Export Oriented Unit (EOU) in April 2007.

Petrochemicals

The petrochemical industry is an integral part of energy value chain that offers a wide range of products to meet material needs of virtually every sector like agriculture, water conservation, construction, automobiles, consumer durables, textile, healthcare, packaging etc. During the past few years substantial investments have been made in new capacities in emerging economies like China, India and the Middle East. While growth in China and India are driven by local demand, the Middle East region is expected to emerge as a production hub due to availability of cheap feedstock like ethane, propane and condensate.

The Ethylene scenario:

Ethylene is the principal petrochemical building block and is a major feedstock for polymers. Global ethylene demand grew by 4.6% in 2007 reaching 114 million tonnes, primarily due to strong demand from its derivatives like Polyethylene and Ethylene Oxide / Glycols. The growth in supply was largely from Middle East which grew at 23.5%.


Ethylene Demand Spread 2007
Others
4%
Alpha Olefin
3%
Vinyl Acetate
1%
Ethyle Benzene
7%
EDC
12%
PE
59%
Ethylene Oxide
14%
Source: CMAI 2008

Global capacity of Ethylene during this period grew by 4.5% to 132 million tonnes keeping industry operating rates relatively high. In Asia, Formosa Plastic started its 1200 KT Ethylene cracker at Mai Liao in Taiwan. Qapco, Qatar expanded its 525 KT Ethane based cracker taking it to 720 KT. Iran added two new crackers with Arya Sasol started its 1,000 KT Ethane feed cracker and Jam Petrochemicals started its 1,320 KT mixed feed cracker in 2007.

Ethylene operating rates

Cracker operating rates are a prime indicator of Ethylene chain profitability. Historically, Ethylene chain profitability was seen to increase exponentially at operating rates above 90%. Global Ethylene capacity utilization has remained above 90% since 2004 and is expected to stay high in 2008.

Ethylene global demand-supply


Demand / Capacity
MMTA
Op Rate %
Capacity
Op Rate
Demand
200
150
100
50
0
100%
95%
90%
85%
80%
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

(Source : CMAI)

Large capacity additions in the Middle East and Asia during 2009-2011 may impact operating rate thus marking the potential for a down cycle. The industry is also witnessing a high feedstock cost environment due to strong crude oil and resultant naphtha prices.

Shift in global ethylene capacity base

Large capacity addition currently underway in the Middle East and China are poised to change the geographical demand supply dynamics. Share of developed regions (North America and Europe), currently at 46%, is likely to come down significantly by 2012. On a global capacity base of 132 million tonnes, over 28 million tonnes of new capacities are planned or being added in Middle East and China during next few years. The bulk of these facilities are coming up in Saudi Arabia, Iran and China.


Ethylene Capacity Addition 2008-2012
China
24%
Iran
17%
Qatar
9%
India
7%
UAE
5%
Kuwait
3%
Saudi Arabia
35%

Source: CMAI 2008 / RIL Estimate

Changing feedstock mix in future

Annual Ethylene demand growth is expected to average at 4.8% over the next few years. Polyethylene and Ethylene Oxide / Glycol are likely to remain the dominant derivatives. Based on new capacities announced and plants that are under construction, global Ethylene capacity is expected to be at 162 million tonnes by 2012, slightly ahead of the demand growth.

Globally, ethylene is produced from a variety of hydrocarbon feedstock. Over 60% of current cracker capacity is based on liquid feed. The balance is based on gas of which around 12% is based on the advantageously priced gas in the Middle East. The share of gas based crackers in global capacity is expected to increase in future. Ethane, which is used as a primary feedstock for most of the Middle East crackers, is available at fixed natural gas prices of $ 0.75 to $ 2.00 /MMBTU, making the region one of the lowest cost ethylene producers in the world.

Changing age profile of crackers and its impact

Globally 10% of cracker capacities are less than 5 years of age, whereas 23% cracker capacities are more than 30 years old. These aging facilities are likely to be under pressure from new world scale plants. The older crackers which are mainly based on liquid feeds and are smaller in size (below 300 KT) are likely to be the most vulnerable during a down cycle due to higher variable costs and feedstock costs.


Ethylene Capacity Addition by Feedstock Type 2007-2012 in '000 tonnes
12000
10000
8000
6000
4000
2000
0
9805
8098
7522
6650
1848
623
Mixed
Ethane
Naphtha
Ethane / Propane
EPB
Others
Source CMAI 2008

Ethylene capacity additions planned in India

Ethylene capacity in India marginally increased with 70 KT of expansions by GAIL. In next five years the capacity is expected to increase from current 3.1 million tonnes to 5.8 million tonnes, with a CAGR of nearly 14 %. While 65% of new capacity and expansion would be based on refinery off-gas at Reliance, nearly 35% would be based on liquid/mixed feed being pursued by other producers.


Cracker Vintage
10-20
19%
20-30
31%
5-10
17%
0-5
10%
30+
23%

Source: CMAI 2008 / RIL Estimates

Reliance's off-gas cracker at Jamnagar (2.0 million tonnes of total Olefins) will be configured to benefit from integration between the refineries and petrochemical complex wherein production economics would be comparable to many of the Middle East facilities.

The Polymers scenario (PP, PE, PVC):

Consumption of major thermoplastics was at 183 million tonnes globally. Polyethylene, comprising of High-density Polyethylene (HDPE), Linear Low-density Polyethylene (LLDPE) and Low-density Polyethylene (LDPE) constitute about 38% of major thermoplastics usage followed by Polypropylene (PP) 24% and Polyvinyl Chloride (PVC) 19%. Reliance is present in nearly 90% of global thermoplastics categories.


Global Thermoplastic Demand 2007
183 million metric tonnes
LD 10%
PET 7%
PS 6%
ABS 4%
LL 11%
PC 2%
HD 17%
PP 24%
PVC 19%
Source: CMAI 2008

Combined global demand for PE, PP and PVC was estimated at 148 million tonnes during 2007, growing at 5.5%. This growth was mainly driven by LLDPE (6.0%), PP (5.8%) and HDPE (5.6%). Developing countries such as China and India have contributed significantly to global demand growth.

PP, HDPE and LLDPE would continue to lead demand growth for polymers in the future. Overall demand growth is expected to be around 5.3 %, marginally behind the capacity growth of 5.4 % during the same period.

Aggregate consumption of PE, PP and PVC in India crossed 5 million tonnes in 2007-08, registering an impressive growth of 15%. This was achieved despite a high price environment with product pricing in some cases on a 15-year high. The demand growth is attributed mainly to demand in packaging, injection molded components (used in the automotive and appliances sectors), pipes used in agriculture and infrastructure development, flexible packaging as well as bulk packaging. Demand is expected to remain firm in the near term.

Customer services

With the rapid growth in the domestic market, Reliance is aggressively enhancing its reach by expanding the marketing and distribution network.

In order to improve service levels and make the process of doing business with Reliance an efficient process, state-of-the-art IT systems have been put in place which allow customers access to the company on a 24X7 basis.

Reliance has over 10,000 customers ranging from very large units to very small plastic converting companies that sources only a few bags of materials at a time. All these different customer segments are serviced through a large network of agents and dealers spread across the country.

Rishta - A 360[0] Partnership with Customers

During the year, Polymer Business substantially enhanced customer engagement through a series of CRM initiatives. A total of 176 of such events, under the brand "Rishta", were conducted in over 75 cities and all metros. These events focus on new areas of usage of polymers in agriculture, in building and construction, automotive, appliance etc.

Innovation in materials

Reliance has developed four new grades of PP in its pilot plant. A total of 5 new grades were commercialised and taken to market place during the year. Special grades of PP were developed that were highly acclaimed and leading global machinery manufacturers of BOPP lines approved these for their customers worldwide.

Reliance's production

Reliance maintained its leadership in domestic market with a share of 55%. Aggregate production increased by 160 KT, registering a growth of 5% over previous year. The increase in production is attributed to the full impact of the new PP plant at Jamnagar and also to the scheduled maintenance shutdown of the cracker and downstream plants at Hazira during the previous year.

Polymer Production in KT

Product	FY 2006-07	FY 2007-08
PP	1,641	1,712
PE	1,011	1,083
PVC	562	579
Total	**3,214**	**3,374**

Polypropylene business (PP):

In 2007, the global capacity of PP was 49 million tonnes and demand was at 44 million tonnes. Demand grew at a healthy rate of 5.8%. Operating rate was relatively high at 90%.

North-East Asia (NEA), West Europe and North America account for 70% share of the global demand. Markets of the Indian subcontinent, CIS and Baltic States and NEA have grown faster at 13%, 11% and 9% respectively.

Prices remained firm throughout the year. With cost push from crude and naphtha, prices are expected to remain firm in the near future but could soften thereafter, depending on quantum and timings of new capacities.

Over 4.4 million tonnes of new PP capacity could be added during 2008-09, of which 0.9 million tonnes is being commissioned by RPL. Almost 2.85 million tonnes of new capacity is coming up in Middle East alone.

However, with high degree of integration of PP manufacturing with its refinery, Reliance is well placed on the feedstock front as compared to other PP producers. The Company's focus on specialty grades fetching higher realization and capturing value through chain operations would help its PP business maintain global leadership position.

Domestic demand for PP witnessed strong growth of 16% during the year. The demand for 2008-09 is expected to be healthy. PP consumption growth is driven by growth in packaging, automotive, durables and industrial applications.

Key end use segments in packaging are bulk packaging for cement, food grains, chemicals packaging. Flexible packaging growth is driven mainly by BOPP for packaging of snack food and garments, while rigid packaging sector growth depends on FMCG products like bottles for shampoo, talcum powder etc.

Automotive sector, both four and two-wheeler segments, consumes PP for bumper, dashboard, front panel, mudguard, mirror housing, battery casing applications. Major applications of PP in durable sector are in washing machines, refrigerators, mixer grinders etc. With the thrust on infrastructure development, booming consumerism and increase in organized retail, growth in polypropylene is expected to continue.

Use of PP in non-woven is emerging as an exciting of area of growth in India. A large number of non-woven lines were commissioned this year.

With the new 900 KT PP capacity expected to come on stream through RPL, the Company's aggregate capacity will increase to 2.7 million tonnes. This expansion will take Reliance from currently being the 7th largest producer of PP to 3rd largest producer globally.

As a part of its continuing growth strategy, Reliance has moved rapidly to make the most of existing global opportunity. This has been done by identifying and developing new applications, import substitution through introduction of new grades and a constant replacement of conventional materials to increase consumption in the domestic market. The Company has also successfully exported products in newer niche markets, realizing better margins.

Polyethylene business (PE):

Polyethylene continues to be the largest consumed commodity plastic. Global capacity was 78 million tonnes and consumption crossed 68 million tonnes in 2007, registering a growth of 5.1%. The operating rates were high at 87%. North East Asia and Middle East leads the demand growth, higher than the aggregate demand.

Capacity addition

Middle East is adding bulk of the new capacities followed by capacity additions in North East & South East Asia. These capacity additions are driven by cost competitiveness in the Middle East and high demand in North East Asia.

Nearly 47% of new PE capacities over next five years are coming up in the Middle East region primarily driven by the availability of cheap feedstock.

Polyethylene Capacity Addition 2008 - 2012


NEA
27%
ME
46%
SEA
10%
ROW
7%
India
10%

Source: CMAI 2008 / RIL Estimates

Globally, LLDPE continues to have the highest consumption growth of around 6% on account of growth in the flexible packaging sector. Injection/ roto molding and wires & cables are expected to grow more than sector average. Usage pattern is dominated by films which was 75% of LLDPE in 2007 and expected to remain the same in 2012 as well.

PE prices were strong and reached their peak levels in 2007. In the markets of South East Asia, which set the benchmark prices for the Indian domestic market, HDPE prices were firm and registered a 10% increase; LLDPE registered a 12% growth; whereas LDPE registered a 20% growth.

In India, the PE demand grew by 17% during FY 2007-08. Demand was driven by a robust growth in HDPE as well as LLDPE. HDPE growth was led by high growth in HD/HM pipe and injection molding sectors. LLDPE growth has been driven primarily by flexible packaging.

In India, demand for PE is expected to remain robust on the basis of growth in agriculture sector, water conservation and organized retailing. Prices may, however, be affected due to large capacity additions/expansion expected in the region.

Reliance is focusing on high growth sectors like Metallocenes and HM Film. Reviving the specialty polymer manufacturing capability of Ethyl Vinyl Acetate (EVA)/ Ultra High Molecular Weight Polyethylene (UHMW-PE) is expected to provide an added advantage in capturing demand for EVA in India and in developing high performance application areas of UHMW-PE.

Reliance received PE 100 certification for its PE pipe grade Relene 46GP003, manufactured at Dahej, from M/s Bodycote, Sweden. With this certification Reliance has joined a select group of only 11 manufacturers out of 440 present globally, whose PE pipe grades are certified for use in high pressure applications which can withstand 10 MPA of stress for 50 years, @ 20° C (without KNEE). This is a rare achievement with RIL being the only Indian and seventh Asian producer to get this most coveted certification for this very critical application. Reliance would leverage this certification coupled with its in-house capability to produce PE Pipes to create a differentiated platform for our PE pipe brands.

Pipes made out of PE 100 grades have outstanding pressure and abrasion resistance, superior stress crack resistance and provide a higher margin of safety. These pipes find extensive use in applications for gas distribution, water distribution and effluent disposal.

Poly Vinyl Chloride business (PVC):

Global PVC demand grew in excess of 5% in 2007 to around 35.3 million tonnes. China, with a 10 million tonnes demand in 2007 is the single largest market for PVC both in terms of volume and growth rate.

North America accounts for around 23% of global GDP demand. A slowdown in US GDP could have some impact on demand. However, housing slowdown in the US could have limited impact on global PVC demand since growth in building, construction and infrastructural development in the developing world would compensate for this slowdown.

Global PVC capacity is expected to reach 50 million tonnes from the current 42 million tonnes over the next 5 years. In 2007, 2.3 million tonnes of capacity was added. Of this China alone added 2.1 million tonnes of new capacity based on Carbide process. PVC capacity in China in 2007 was 12.5 million tonnes and is expected to reach 17.5 million tonnes in 2012. More than 85% of this incremental 5 million tonnes would be carbide based.

PVC consumption in India was 1.4 million tonnes in 2007-08, a growth of 12% over the previous year. Pipes and fittings continued to be the major sector accounting for 70% of domestic PVC demand.

PVC is a major product for infrastructure sector. Pipes for transportation of water for irrigation, drinking water, various sewerage applications, profiles for building industry, wire and cable require PVC as raw material. This has resulted in PVC demand mimicking growth of infrastructure sector in a significant way.

With increasing emphasis and higher budgetary outlays on infrastructure and housing, health and hygiene, PVC consumption is expected to grow in the coming years. Due to stagnant domestic capacity and increasing domestic demand, Reliance imported and augmented its supply.

Cracker Products, Aromatics and Chemicals

During the year, Reliance produced 1,891 KT of ethylene and 748 KT of propylene, an increase of 7% for both over the previous year.

Butadiene production during the year was at 175 KT representing an 11% increase over the previous year. Butadiene demand grew by 3% globally. Supply and demand were balanced and the operating rates reached 85% and prices witnessed high fluctuations due to short term production disturbances.

Capacity additions in North East Asia during the first quarter resulted in over-supply which put pressure on prices. Margins were under pressure also due to high feedstock prices. However, supplies became tight from the second quarter and prices stayed firm. The increasing price trend continued till the end of the year with strong demand from major downstream sectors.

During the year, the Company produced 75 KT of Poly Butadiene Rubber (PBR), an increase of 4% over the previous year. Global demand for PBR has increased strongly and with limited new capacity additions, the supply situation remains tight and is expected to remain so during 2008-09.

Additionally, under technical know-how from Indian Space Research Organisation (ISRO), Reliance produces Hydroxy Terminated Poly Butadiene (HTPB) - a high speciality chemical that is used as a binder for the solid propellants in satellite launch vehicles. During the year, Reliance produced 15 tonnes of HTPB. With a capacity of 50 tonnes, Reliance is one of the leading HTPB suppliers to ISRO.

Reliance's benzene production at 650 KT during the year makes it a leading producer in Asia. It has maintained market leadership in India and has emerged as the supplier of choice for all consumers. The Company exported around 385 KT of Benzene this year across different geographies. It focused on the deficit areas like the USA, Europe and the Middle East.

Reliance produced 111 KT of toluene during the year, representing a 15 % increase over the previous year. Reliance maintained leadership position in the domestic market with a market share of 45%.

Reliance continues to be a leading producer of Linear Alkyl Benzene (LAB) and Normal Paraffin in the country. LAB production for the year was at 173 KT. Consumption of LAB in India has been growing at CAGR of 5.3% since 2000. With a capacity of 180 KT, Reliance is the world's sixth largest producer of LAB and has a 25% market share in India.

Polyester (PFY, PSF, PET)

Market leadership and innovation

Reliance has achieved market leadership through innovation in products, processes and cost competitiveness. This was achieved with the help of the combined efforts in the field of product innovation, cost competitiveness and efficient utilisation of its assets.

Innovation at Reliance goes beyond product and process innovation and encompasses the entire organization. Among the employees, 60 "Innovation Stars" have been selected and trained to enhance and channelise innovation mindset. The aim is to encourage disruptive thinking and produce innovative solutions.

Innovation is helping Reliance take Polyester beyond traditional textiles. The recently developed "tear-resistant" paper is expected to revolutionize the paper industry in the near future.

Green Polyester

In an effort to help conserve water resources, Reliance has introduced "Swarang", which is an inherently dyed polyester thus avoiding polluting effluent.

The Company has also taken major steps to recycle used polyester bottles thus reducing land fill concerns. More than 25% of used polyester bottles in the country are collected and used for producing "Green Polyesters".

Reliance also launched "Recron Rainbow", multi-coloured filament polyester with novel dyeing effects. This will help the downstream textile industry in introducing fashion garments.

Reliance is also working on food preservation polyester solution to enhance life of fruits and vegetables. This is expected to be launched in the current financial year.

Health care solutions

Reliance is emphasizing on health care polyester solutions for providing cost-effective products. These are anti-microbial polyester products which are widely used in bed sheets, gloves and active wear. It is also developing clean care solutions which will be widely used in clinics and hospitals.

Market environment - rising share of Polyester

Historically, cotton was the dominant fibre for mass consumption for centuries but in the late 1980s, man-made fibres including polyester started becoming the preferred fibre in the textile industry. As against a 3% growth of all fibres, polyester filament yarn is growing at double the rate of all fibres while polyester staple fibre is growing at more than 4%. Such high growth rates are expected to help polyester staple fibre to overtake cotton consumption by 2020 and polyester filament yarn will become the largest segment by 2015.

Reliance is the **world's largest polyester manufacturer** and is well placed to capture the global demand growth.

Global scenario

The demand for textile polyester increased to 30.4 million tonnes at the end of 2007, an increase of 7.5% over the previous year. Of the total polyester demand, Polyester Filament Yarn (PFY) accounted for 18.4 million tonnes, registering an increase of 8% over the previous year. Polyester Staple Fibre (PSF) demand stood at 12 million tonnes, an increase of 6% over the previous year. Global polyester capacity addition during 2007 was 3.3 million tonnes, of which 2.2 million tonnes was commissioned in China.

In the current global scenario, polyester consumption growth is being driven by Asia in general and China and India in particular.

Emergence of new applications, changing lifestyle and rising affluence remain supportive of growth in polyester consumption. Key applications that are growing are non-apparels, technical textiles, and non-woven as well as polyester resin usage in packaged food and beverages. Technical textiles are growing at around twice the rate of textiles for clothing applications and now account for more than half of the total textile production globally.

Global PET resin capacity in 2007 was around 17 million tonnes, an increase of 10% over the previous year. However, global demand is around 13 million tonnes, an increase of 8% over the previous year. Asian PET capacity in 2007 was 7.6 million tonnes, increase of 4% over previous year. Asian demand during the same time stood at 3.7 million tonnes, an increase of 9% over the previous year.

Polyester margin environment

Cotton, the second largest fibre in demand, is witnessing a firm trend in prices. Falling stocks accompanied by declining acreage has increased prices of cotton by more than 26% in the previous year. Global quest for bio-fuels is impacting the agriculture economies world-wide. In February 2008, cotton futures for May 2009 went up to as high as 97 cents per pound ($ 2,138/ tonne) showing signs of firm undertone. This is one of the highest levels in the last decade.

The United States, the world's third largest cotton producer, has seen a 28% fall in acreage under cotton production for current season (2007-08) and is likely to see a further drop in the years to come. Most of the farmers have shifted to planting of corn and soyabean, due to robust demand from the bio-fuel industry.

Due to rapid additions in polyester capacity in China, there has been over-supply since 2000. Low margins in the last few years have reduced incremental growth in polyester capacities in countries like China. From an incremental capacity of 2 million tonnes over incremental demand in 2004, currently incremental demand is more than the annual new capacity creation.


Mn tonnes
Incremental Polyester demand
Incremental Capacity growth
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

(Source : PCI)

Polyester consumption is growing faster than that of any other fibre. There are large pockets of population that have low consumption like the Indian sub-continent and Africa. While the global per capita demand for all fibres stands at 11 Kgs, with China at 16 Kgs and the US at 38 Kgs, India is still at less than 5 Kgs and Africa is at less than 4 Kgs. These regions contribute to nearly half of the world's population and are witnessing increase in disposable income with overall economic prosperity. Historically it is seen that rising per capita income and industrialisation increase textile consumption for both apparel and non-apparel applications. Due to inherent constraints in growth of cotton, polyester is likely to capture the maximum share of future growth.

Steadily rising prices of crude and naphtha through the year impacted polyester margins worldwide. Delays in commissioning of PTA and MEG plants in the year 2007-08 have increased cost of polyester production globally. The year 2007 witnessed some unexpected shutdowns in MEG capacities in the Middle East, resulting in a sharp rise in feedstock prices to as high as $ 1,700 per tonne. Easing of supply constraints of feedstock in 2008-09 is expected to bring down pressure on polyester margins.

Consolidating leadership

Reliance, with annual capacity of two million tonnes, is uniquely positioned as compared to stand-alone producers due to fully integrated operations.

During 2007, Reliance consolidated its position in the global polyester industry with acquisition of certain polyester (capacity) assets of Hualon Corporation in Malaysia, through its subsidiary Recron Malaysia. This is the second overseas acquisition for Reliance after Trevira in Europe. It is a leading polyester producer in Malaysia with a capacity of half a million tonnes per annum, along with downstream textile manufacturing capabilities spread over two locations in Malaysia, namely Nilai and Malacca.

This acquisition will help Reliance to consolidate its position further as the world's largest polyester manufacturer with a 2.5 million tonnes capacity. With this acquisition, Reliance's global market share in polyester fibre and yarn will exceed 7%.

The domestic scenario

Currency appreciation has been of major concern for textile exporters in India. Last year, the Indian Rupee has appreciated against US dollar by 7.7%. Textile exports being a highly competitive business, is adversely affected by an appreciating rupee.

The Indian Government reduced the import duty on polyester from 10% to 7.5% and again to 5% mid year in November 2007. The Government, in an effort to give a fillip to investments in downstream textile industry has extended Textile Up-gradation Fund in the 11th Five Year Plan. Benefits of this fund have been extended to technical textiles, which is an under-penetrated segment for industrial and household polyester applications.

With a growing presence in domestic textile growth segments like non-woven, industrial and automotive yarns, Reliance is well positioned to increase its polyester market share over other Indian manufacturers.

Domestic demand

Polyester witnessed exciting demand growth in the domestic market at 17% over the previous year. POY demand grew by 18% whereas PSF demand grew by 12%. The increased demand for polyester was driven by robust investments in textile sector and PET consuming industries during the previous year.

Indian PET bottle resin market grew by 26% and is expected to sustain the growth rate due to a wider scope of increased penetration in carbonated soft drink, mineral water, fruit juice, healthcare and agro-chemicals segments. Reliance, with a share of 55% in PET market, is the largest player in the country.

Production volumes of the Polyester (PFY, PSF and PET) including Trevira and Recron Malaysia, increased by 16.6% to 1,910 KT. Production from the new domestic polyester facility has been placed successfully in the market. The Company has maintained its focus on specialty products which account for 54% and 38% of PSF and PFY production respectively. Reliance's domestic market share is now in excess of 49%.

Polyester Production in KT

Product	FY 2006-07	FY 2007-08
PFY	663	840
PSF	718	765
PET	257	305
Total	**1,638**	**1,910**

Fibre Intermediates (PX, PTA, MEG)

In the last few years, petrochemical industry has been affected by high crude prices. Due to rapid growth of investments in PTA capacity in China, there has also been a mismatch in PX-PTA demand supply. Consequently, China is expected to remain a net importer of PX over the next few years. Current global PX capacity is 29.7 million tonnes, an increase of 4% over the previous year.

Over the next few years, about 5 million tonnes of PX capacity is expected to be added globally. Reliance, the world's 4th largest producer of PX, has announced a capacity expansion of 2.6 million tonnes at Jamnagar. This expansion is in line with Reliance's strategy of retaining integration across the petrochemical chain. It will also provide Reliance the added flexibility of integrating the PX business with its refinery business in situations of fluctuating gasoline demand and/or margins.

Global PTA capacity during 2007 was 43.4 million tonnes, an increase of 13% over the previous year. PTA demand during 2007 was 37.7 million tonnes which was an increase of 10.5% over previous year. PTA supplies during the year were constrained by low availability of PX. To meet the growth in polyester production, 3 million tonnes of incremental PTA is required annually. Most of the new PTA plants are being commissioned in China. However, China is expected to continue to import 5-6 million tonnes of PTA annually over the next two years.

Following on from the new 700 KT capacity plant at Hazira, Reliance is the world's 4th largest producer of PTA. This new generation plant is amongst the most cost effective facilities in the world. It has incorporated new processes and equipment like High Pressure Catalytic Converting Unit (HPCCU), a water recovery system that makes the plant environment friendly.

Global capacity of MEG during 2007 was 21.4 million tonnes, an increase of 6% over the previous year. MEG demand during 2007 was 18.4 million tonnes, an increase of 8%. The availability of MEG was impacted by supply constraints. MEG supplies during the year were affected due to delays in commissioning of new projects and unexpected shutdowns of some capacities in the Middle East. This resulted in an unprecedented rise in the prices of MEG in the global market. The prices touched a peak of $ 1,700 per tonne during the year. Margin for MEG is expected to continue to remain firm in the near term.

Reliance's polyester intermediates (PX, PTA and MEG) production grew by 9% to 4,714 KT during the year. The production increase is attributed to the new 730 KT PTA plant at Hazira which was commissioned in FY 2006-07, partially offset by planned shutdown of its Paraxylene unit at Jamnagar in 3Q FY 2007-08. The Company's domestic market share in polyester intermediates stood at 76%.

Fibre Intermediates Production In KT

Product	FY 2006-07	FY 2007-08
PX	1,779	1,878
PTA	1,777	2,035
MEG	781	801
Total	**4,337**	**4,714**

Integration with the refinery coupled with high-quality manufacturing assets and a customer-centric organisation has helped the Company position its intermediates business as the most preferred supplier of PTA and MEG in the key markets.

Textiles

Reliance's Manufacturing Division at Naroda, Ahmedabad is one of the largest and most modern textile complexes in the world. The Company's flagship brand VIMAL is one of the most trusted brands of premium textiles in the country. Main growth drivers for VIMAL are retail presence across India, innovation and focus on premium products and men's formal wear.

The Company also plans to sharpen its focus on global automotive furnishing business. Aligned to this objective, the company has taken various steps to position its business globally:

- Increasing the domestic retail presence, by opening 23 additional Company outlets, and increasing the number of retail counters to 500 and promoting the products and services through Reliance Retail.
- Apart from being a major supplier of fabrics with all the leading US and European brands, Reliance proposes to enter into garment supplies, ensuring a one point solution for their needs.
- The textile division has achieved a major breakthrough in the domestic and American automotive markets aimed at obtaining a foothold in the world's auto-textile segment, currently worth $ 5 billion.
- The manufacturing facility at Naroda, Ahmedabad has completed its modernization and upgradation.

New product initiatives

- Copol & Copol blended fabrics.
- Polyester / Wool / Bamboo blended fabrics with inherent anti-microbial, anti-odor and UV protection properties.

- Wool / Soya blended fabrics with having similar moisture absorption capabilities as cotton.
- Durable moisture management in 100% polyester sports wear fabrics.
- Fire-retardant and water proof tent fabric, providing additional safety from fire hazards.
- Water and oil repellant fabrics made from eco friendly recycled polyester.

Opportunities

Reliance is in the energy business with interests in the entire value chain of exploration, production, refining, marketing, petrochemicals, textiles and infrastructure development. The Company's financial strength, superior project execution capabilities and strong leadership skills is uniquely poised to effectively avail of all opportunities and create new ones going forward.

With the ever increasing demand for oil and petroleum products the Company's foray into the exploration and production arena will contribute significantly to value creation. The Company is committed to allocate resources towards the E&P business segment. In addition to the development of KG-D6, the company will continue its ongoing efforts of exploration and development of various blocks. The production of gas from this block will catapult Reliance to becoming the single largest gas producer in the country with more than 50% market share. The Company expects this business segment to deliver sustainable long term returns.

With growing demand for transportation fuels, changing environment norms and slow pace of new capacity additions worldwide, the refining segment of the Company continues to throw exciting opportunities. Reliance's existing refinery at Jamnagar is one of the few complex refineries in the world, with Nelson Complexity Index of 11.3. With high oil price environment and stretched refining system, the Company is expected to benefit. The significant progress has been made in the construction of new RPL refinery and is expected to be completed before December 2008. This new refinery once commissioned will nearly double refining capacity. The Company would also be focusing on tapping the trade opportunities that would arise with the ongoing scenario of slow growth in capacities worldwide due to an ongoing thrust on the modernization and up-gradation of existing refineries.

In the petrochemicals space, the Company would continue to maintain its leadership positions through capacity additions and investing in value added products. In line with its growth strategy, Reliance has announced the setting up of an integrated cracker and petrochemical complex of global scale, with a capacity of 2 MMTPA in the Special Economic Zone in Jamnagar.

Challenges, Risks and Concerns

Reliance's efforts are focused more on two projects, viz. the development of the KG-D6 block and the implementation of the new refinery at Jamnagar, through its subsidiary, RPL.

The upcoming new refinery poses the challenge of completion of the same on schedule by December 2008. The Company is confident of achieving this target. This project is assisted by the project implementation partners, Bechtel, with their significant experience in implementing world scale projects.

The development of KG-D6 block is more complex than many other deep water projects due to the met-oceanic conditions, an uneven terrain for sub-sea activities, strong sub-sea currents and a very tight supply chain market.

The performance of this block is subject to a number of risks common to the E&P industry, which include geological conditions being more complex than originally predicted, stratigraphic compartmentalization, water encroachment or water breakthrough, permeability issues, inadequate pressure support, poor or inadequate well spacing and operating efficiencies of various facilities.

Currently, the project is progressing well towards meeting the target installation and commissioning dates.

Reliance's exports, which constitute about 60% of its turnover, are earned in foreign currency, primarily the US dollar. In addition, earnings in local currency are also based upon import parity prices. As part of the fund raising efforts, the Company is likely to continue to tap the global financial markets. Thus, the Company's business is exposed to foreign exchange fluctuations and interest rate risk.

Internal Controls

The Company maintains a system of internal controls designed to provide a high degree of assurance regarding the effectiveness and efficiency of operations, the adequacy of safeguards for assets, the reliability of financial controls, and compliance with applicable laws and regulations.

The organization is well structured and the policy guidelines are well documented with pre-defined authority. The Company has also implemented suitable controls to ensure that all resources are utilized optimally, financial transactions are reported with the accuracy and there is strict compliance with all applicable laws and regulations.

The Company has put in place sufficient systems to ensure that assets are safeguarded against loss from unauthorized use of disposition and that transactions are authorized, recorded and reported. The Company also has an exhaustive budgetary control system to monitor all expenditures against approved budgets on an ongoing basis.

Recognizing the important role of internal scrutiny, the Company has an internal audit function which is empowered to examine the adequacy and the compliance with policies, plans and statutory requirements. It is also responsible for assessing and improving the effectiveness of risk management, control and governance process. Continuous audit and verification of the systems enables the various business groups to plug any shortcomings sooner rather than later. It also evaluates the Company's strategic risk management system and suggests risk mitigation measures for all key operations. In addition, the top management and the Audit committee of the Board review the findings and recommendations.

Major Subsidiaries

Reliance Petroleum Limited

Reliance Petroleum Limited (RPL) has marched ahead at a blistering pace during the year in implementation of its global sized complex refinery, being built at Jamnagar in Gujarat State on the west coast of India.

RPL was set up with the objective of creating value for shareholders by harnessing the emerging opportunities in the global energy sector, arising out of several years of under investment in refining capacity. RPL is setting up a greenfield petroleum refinery capable of processing 580,000 barrels of crude oil per stream day (BPSD). It will also produce 0.9 million tonnes polypropylene per annum and will be located in the Special Economic Zone at Jamnagar. On completion, the RPL refinery will be the sixth largest in the world with a Nelson Complexity Index of 14, which is amongst the highest in the sector globally.

RPL is a 70.38% owned subsidiary of RIL. RPL also benefits from its strategic alliance with Chevron Corporation USA, a global super major in the energy sector, through its subsidiary Chevron India Holding Pte Limited, Singapore.

Overview of the implementation progress

There has been significant traction at the RPL project with 90% progress in implementation of its complex refinery. RPL has mobilised sufficient site infrastructure to sustain construction on fast track in the coming quarters. RPL expects to complete the refinery ahead of schedule.

During the year, RPL surpassed several significant milestones, including completion of engineering works, procurement and contracting activities, near completion of equipment deliveries and rapid progress on equipment installations at site. The significant milestones achieved during the past few months include the following:

- Overall procurement progress at 99%; activity in the close-out mode already.
- Deliveries and installation of over dimensional cargos (ODC) and super ODCs completed.
- Overall construction progress nearing 80% mark for the complex.
- Start-up planning and operations preparedness activities gained significant momentum.

The year witnessed successful completion of project engineering activities with only residual engineering activities continuing to support ongoing construction at site. RPL has achieved rapid progress on the procurement front as well. Procurement and contracting activities for all required equipments and bulk materials have been completed. Deliveries of key equipments and their installations gained significant momentum. RPL has received 5,350 equipments, including several over dimensional cargos (ODCs) and super heavy equipments from vendors across the world. With this, 93% of equipments are already at site. Deliveries of bulk materials, including pipes, fittings as well as electrical and instrumentation bulks matched the pace of equipment deliveries and their installation at site. With near completion of deliveries of equipments and bulk materials, focus has shifted towards achieving a close-out and vendor follow-up for residual deliveries.

The civil construction is nearly complete with nearly 2.0 million cubic meters of concreting works done at site. Over 4,000 equipments, including several super heavy equipments, have already been installed and are at various stages of completion and testing at site. Over 95% of structural steel fabrication work, 74% of structural erection and 94% of underground piping works are complete now. Substantial progress is achieved in the areas of above-ground pipe fabrication and erection as well. The construction activities are at peak and RPL is fully geared to sustain construction on fast track in the coming quarters. Simultaneously, RPL has made considerable progress on the start-up planning and operations preparedness activities to support an early commissioning of the refinery.

Reliance Retail Limited (RRL)

With a vision to generate inclusive growth and prosperity for farmers, vendor partners, small shopkeepers and consumers, Reliance Retail Limited (RRL), a subsidiary of RIL, was set up to lead Reliance Group's foray into organized retail.

With a 27% share of world GDP, retail is a significant contributor to overall economic activity across the world. Of this, organized retailing contributes between 20% to 55% in various developing markets. The Indian retail industry is pegged at $ 300 billion and growing at over 13% per year. Of this, presently, organized retailing is about 5%. This is expected to grow to 10% by 2011. RRL has embarked upon an implementation plan to build state-of-the-art retail infrastructure in India, which includes a multi-format store strategy of opening neighbourhood convenience stores, hypermarkets, specialty and wholesale stores across India.

RRL launched its first store in November 2006 through its convenience store format 'Reliance Fresh'. Since then RRL has rapidly grown to operate 590 stores across 13 states at the end of FY 2007-08. RRL launched its first 'Reliance Digital' store in April 2007 and its first and India's largest hypermarket 'Reliance Mart' in Ahmedabad in August 2007. This year, RRL has also launched its first few specialty stores for apparel (Reliance Trends), footwear (Reliance Footprints), jewellery (Reliance Jewels), books, music and other lifestyle products (Reliance Timeout), auto accessories and service format (Reliance Autozone) and also an initiative in the health and wellness business through 'Reliance Wellness'. In each of these store formats, RRL is offering a unique set of products and services at a value price point that has not been available so far to the Indian consumer. Overall, RRL is well positioned to rapidly expand its existing network of 590 stores which operate in 57 cities.

During the year, RRL also focused on building strong relationships in the agri-business value chain and has commenced marketing fruits, vegetables and staples that the company sources directly to wholesalers and institutional customers. RRL provides its customers with high quality produce that has better shelf life and more consistent quality than was available earlier. RRL has made significant progress in establishing state-of-the-art staples processing centres and expects to make them operational by May 2008.

Through the year, RRL also expanded its supply chain infrastructure. The Company is fully geared to meet the requirements of its rapidly growing store network in an efficient manner.

Recognizing that strategic alliances are going to be a key driver to its retail business, in FY 2007-08, RRL established key joint ventures with international partners in apparel, optical and office products businesses. Further, RRL will continue to seek synergistic opportunities with other international players as well. This year, RRL will continue its focus on rapid expansion of the existing and other new formats across India.

Special Economic Zones

The Government of India announced the Special Economic Zones policy in the year 2000 and notified the Central SEZ Act 2005 and SEZ Rules 2006 in February 2006 with a view to promote exports and generate employment through economic development. Reliance Industries Limited is developing SEZs, at Gurgaon and Jhajjar in Haryana and at Jamnagar in Gujarat. Both the States have a pragmatic approach towards business and were amongst the first few States to legislate their respective SEZ Acts in line with the national policy.

Haryana SEZ

Reliance Ventures Ltd. (RVL), a subsidiary of RIL, in a joint venture (JV) with Haryana State Industrial Investment Development Corporation (HSIIDC) is promoting Reliance Haryana SEZ Limited (RHSEZ) to develop two SEZs in the State. RVL will hold 90% and HSIIDC 10% in the JV.

The company has received formal approval from the Government of India (GoI) in this regard and 1088 acres of land has been notified as Multi Services SEZ at Gurgaon. This phase of development is meant for the services sector such as IT/ITeS, education, health care, media services and financial services. The SEZ at Jhajjar will be developed as a Multi Product SEZ with emphasis on the manufacturing industry.

The SEZs are well connected to all the national highways emanating from Delhi. The rail link from Delhi to West India via Rewari / Jaipur also passes through the site. The proposed SEZs will function as an integrated package with all the required infrastructure facilities to ensure sustainable development of medium and large scale industries and service activities with sufficient provision for future growth and expansion.

The project has been planned to enable inclusive growth of villages. To achieve the above objectives, the company has already started capacity building programs including health, education and technical training. As part of its corporate commitment, Reliance has started an Industrial Training Centre at Gurgaon. Reliance has also adopted three ITIs under the public-private partnership scheme of the Government of India.

Jamnagar SEZ

The approval for setting up an SEZ at Jamnagar (JSEZ) was received in March 2006. The JSEZ is spread over approximately 11,000 acres. A total of over 4,000 acres of land has already been notified.

The first SEZ Unit, Reliance Petroleum Limited (RPL) got approval in May 2006 to set up a crude petroleum refinery and polypropylene plant.

A number of global chemical companies have evinced keen interest in setting up units in JSEZ.

Infrastructure development at the site is in full swing. The railway sidings for solid products are nearing completion. The captive power plant and water desalination plant have started pre-commissioning activities. The water treatment plant is already commissioned.

JSEZ has a dedicated craft training centre where every month approximately 200 unskilled workers are trained to be skilled, semi-skilled, riggers, welders, pipe fitters, scaffolders, mill wright mechanics and carpenters. Nearly 2,600 unskilled workers have deftly engaged themselves in economic pursuits after this intensive training.

Research and Development

With the implementation of various multi-pronged initiatives at various R&D centers involving product, process and catalyst development projects, the research activities at Reliance received a major boost during the year. This effort was supplemented by sponsored and outsourced collaborative research programs with national and international institutes and labs to leverage expertise across boundaries. This has resulted in creating new business opportunities and intellectual capital rights, value enhancement, cost reduction through various technology and knowledge platforms.

Some achievements of Reliance's R&D are as under:

Petrochemicals

- Synergistic PP clarifiers
- Energy efficient process for a portfolio of Ultra High Molecular Weight (UHMWPE) grades
- Development of New Generation Paraffin Dehydrogenation Catalyst (RPDC-10)
- Commercialisation of New Generation Para Diethyl Benzene (PDEB) Catalyst
- Development of Catalysts for Hydrogenation of Acetylene in HCl Stream
- Development of Noble metal based Catalyst for PET plant
- High Impact Polystyrene (HIPS) grade Polybutadiene Rubber (PBR)
- Process for Recovery of Benzene from PBR-I Waste Water Stream
- Scale-up Studies on Cyanide removal from Ammonium Sulfate Stream of ACN plant by steam stripping
- Adsorptive Process for the Recovery of Monomers
- Optimization of Oxychlorination Reactor and Modeling of Ethylene Dichloride (EDC) Cracker
- Commercialisation of Bi-component Pilot Plant and four specialty PFY
    - Recron Stretch
    - Recron Polylon (Incorporate properties of Nylon)
    - Recron Micrelle (Ultra microdenier)
- Development of Low Abrasive Full Dull yarns for high speed texturising
- Development of Recron Rainbow, a mixed filament with novel dyeing effects
- Development of RELCOT for moisture management fabrics.

- Development of proprietary finish with special surface coatings for polyester short-cut fibres for better dry dispersion in concrete
- Development of self coloured polyester (Swarang)
- Demonstration of Concept feasibility and product by process for making eco-friendly and self coloured polyester ("Swarang") yarns for three colours

Nanotechnology has been a key enabler for breakthroughs in new materials. PP-Nanoclay based composites have been validated for automotive applications at several customer trials. Significant improvement in properties has been demonstrated.

Another significant milestone is the development of PE100, a high pressure Polyethylene (PE) pipe grade for transportation of gas and water. Reliance will be the first company in India to get the PE100 certification, which is expected to help in the growth of the PE pipe industry. International accreditation is expected in mid 2008.

Major Advancements have been achieved in RELDONOR® and RELCATt® technology for high performance grades of PP in extrusion, thermoforming, injection moulding for durables and automobile sectors and packaging at Hazira.

In 2007-08, ten patents have been filed and seven patents have been granted including one US patent. Reliance has also filed 14 patents this year relating to the polyester business.

Reliance has undertaken collaborative research programs with reputed research institutes achieving good progress in various initiatives.

Refining and Marketing

- Development of improved FCC catalyst and additive: Both the new catalyst and additives were tested in the riser pilot plant and were found to provide about 0.5 % increase in propylene yield
- Development of Anode/Needle coke from FCC CSO
- Increase in propylene yield of FCC-1 plant
- Quality check up of fresh FCC catalyst
- Cracking of Naphtha and lighter feedstock in FCC riser bottom

There are a number of agreements with industries / institutes for co-development of various catalysts and processes.

Reliance Innovation Leadership Centre (RIL-C) and RRTC

Reliance has announced an ambitious Innovation agenda with the sole quest of propelling the company to the forefront of global innovation leadership. The charter for this Agenda has been defined as

- Growth is Life
- Innovation as a Way of Life
- Innovation-led Growth

It is intended that innovation will become the language, the behaviour definer, the culture and the soul of Reliance.

The goal of the innovation movement is to make Reliance one of the most innovative companies in the world with a corporate culture that fosters innovation.

The innovation agenda entails setting up of the Reliance Innovation Council, comprising global thought leaders under chairmanship of Dr. R. A. Mashelkar, one of India's foremost scientist and a member of the Company's Board. Besides Shri. Mukesh D. Ambani, CMD, RIL, the council membership comprises Prof C.K. Prahlad, Global Strategy Guru, Prof. George Whitesides, Harvard University, Prof. Jean-Marie Lehn, Nobel Laureate, Prof Robert Grubbs, Nobel Laureate and Dr. Larry Summers, Ex President, Harvard University. The council will be supported by Reliance Innovation Leadership Center (RIL-C), Pune.

The RIL-C has been created with an important mandate of driving the Reliance Innovation Agenda. It will act as a catalyst in providing leadership and support to the business of Reliance by harnessing cutting-edge, futuristic but practical, science, technology and innovation initiatives from both within and outside the organization.

The Reliance Research and Technology Centre (RRTC) is set to be created with a floor space of more than half a million square feet in the central district of Navi Mumbai. The RRTC will act as a hub for the research centers already operating at various manufacturing locations. Reliance intends to create world class physical and intellectual infrastructure in RRTC, with some of the best globally available scientists bolstering its innovation agenda.

Six Sigma

During the year, Reliance completed 27 Six Sigma projects, leading to financial benefits worth Rs.25 crore per annum.

Presently, 446 Six Sigma improvement projects are being executed across 14 manufacturing divisions, including 40 Lean Six Sigma projects. The Company has 582 Black and Green Belts in Six Sigma projects at its manufacturing locations and offices. Nearly 2,200 team members and supervisory personnel are providing active support for the success of the projects.

Human Resource Development

One of the "Key" reasons for the exponential growth of Reliance is undoubtedly its "People". Given the right environment and nurturing that is provided, time and time again seemingly "Ordinary" people surprise the company as they deliver "Extraordinary" results. This has indeed been the cornerstone of Reliance's resounding success. While continuing to harness the limitless potential and capability of the Human Mind, Spirit and Energy, the Company constantly endeavours to provide a platform for individual opportunities and growth of its people across diverse businesses, manufacturing sites and services in multiple locations.

Reliance with its subsidiaries continues to build its workforce which today is in excess of 48,000 strong with a diverse background of individuals - essential for the kind of organisation that Reliance is. The employees today, include amongst others - more than 200 Doctorates, 10,000 plus Engineers, 3,000 plus Management Graduates, 1,000 plus Accountants and over 1,000 other professionals. There is an appropriate blend of Youth and Experience with approx 50% of the workforce below 40 years of age. The average age of around 34 years continues to move downwards in alignment with the company ethos of providing and entrusting responsibilities at a young age. This strategy has stood Reliance in good stead and provided the company with that cutting edge competitive advantage which is extremely difficult for anyone to replicate.

The year 2007-08 has been another landmark year of significant success with Reliance's ongoing initiatives, and as has been the story over the years, the launch of several new initiatives. Some of these are shared below:

Learning and Development

- The accelerated learning programme "Dronacharya", launched in the previous year at Jamnagar manufacturing division. Under the programme, a senior person called "Dronacharya" takes under his tutelage 2-3 youngsters - "Arjunas" - and trains them ready to manage independent positions in 3-6 months. This programme has had resounding success with over 1500 "Arjunas" being trained. With the resounding success of this programme, this is now being rolled out to other manufacturing divisions.
- Training, which has now become a way of life, saw a total of 160,253 man days - a significant increase over the previous year. The focus has been on "In-House Home grown programmes" [Developing Accountants, Engineers etc], Competency Development Programmes and Soft Skills Learning. Further 360 programmes specifically for infrastructure projects were conducted.
- The Company endeavours to work with leading engineering and management institutes. In addition to the MPRE [Management Programme for Reliance Engineers] with IIM-Bangalore and a Reliance Certified Engineering Course with IIT-Mumbai for its Science graduates, Reliance has now put together a Reliance Instrumentation Engineering Programme for Science Graduates with Sardar Vallabhbhai National Institute of Technology (SVNIT), Surat - a three year programme where the first batch is of 50 students. This would take care of the Company's large requirement of Instrumentation Engineers on an ongoing basis.
- On the management education front, two new programmes were launched - MDP's [Management Development Programme] - Level 1 and Level 2 with IIM-Bangalore. These are again customized programmes targeted at Reliance's high growth managers. During the year, more than 180 such managers went through such 2-3 weeks campus programmes.

Building the Talent Pipeline

- The Company has hired over 1,500 engineering talents to take care of its growth and other initiatives.
- Reliance sourced, got on board and trained over 1,700 employees at Jamnagar.
- To take care of Company's business requirements, a new BMT [Business Management Trainee] Scheme was introduced. This will be an on-going annual initiative.
- Reliance has also had a successful foray into the IIMs with over 30 employees being hired over the last 2 years. This has now become an annual programme for attracting talent for its various businesses.

Towards a "Best in Class Employer"

- In line with the company's growth trajectory, Reliance is extensively focused on building start-of-the art processes and systems which will make it comparable with the "Best in Class Employers" globally. Towards this end, the Company engaged M/s. Hewitt Associates, a globally reputed consulting organization with significant experience in dealing with "Best Employers Programmes" to work with the management in rolling out a major Company-wide initiative. This would be focused around areas of Performance Management, Reward and Recognition, Career Opportunities, Learning and Development, Policies amongst others. The main objective being to take a re-look at the existing processes and benchmark with the best in each area and work towards going beyond.

Other Initiatives

- ESOS [Employee Stock Option Scheme] - One of the widest programs of its kind in the Indian Corporate Sector, was introduced in the previous year, covering under its ambit as many as more than 14,000 employees. Keeping in view the Organisation's value and belief of creating "Owner Managers", this program has helped achieve that vision in no uncertain terms with not just giving the people higher order responsibilities but returns as well to go with it. Such a wide spectrum, broad-based coverage of creating "entrepreneurs" has rarely been seen in Corporate India.
- Job Evaluation - Reliance engaged Hay group, a leading global consulting firm in the area of Job Evaluation and completed the "End-to-End" Job Evaluation exercise for its petrochemicals business. The Company now plans to roll this out to the rest of the organisation. This would help the Company in building a platform for various initiatives - organisation structuring, career planning, compensation and benefits planning - to name a few.

Awards and Recognitions

Reliance has merited a series of awards and recognitions for excellence for businesses and operations.

- Shri Mukesh Ambani was awarded the Defence India Excellence Award 2007. The Award is a salute to those who have made the country proud.
- Shri Mukesh Ambani was conferred the Indian of the Year Award by NDTV. This is India's most prestigious award for outstanding contribution towards the betterment of the nation. Shri Mukesh Ambani received the coveted award in the Business Category.
- Shri Mukesh Ambani was conferred the Outstanding Business Leader of the Year Award by CNBC TV18.
- Shri Mukesh Ambani was awarded the Business Leadership Award 2007 by NDTV Profit.
- Shri Mukesh Ambani was conferred the Leadership Award for Global Vision by the United States India Business Council.

- Shri Mukesh Ambani was elected to be a member of the Honorary Fellows of The Institution of Chemical Engineers, UK.
- On invitation to Shri Mukesh Ambani, Reliance Industries Limited became a Council Member of World Business Council for Sustainable Development (WBCSD) in July 2007. Presently, Shri Mukesh Ambani is the only Indian CEO who is Council Member of WBCSD.
- Dr. Ravi Bastia was conferred the "Padma Shri" in 2008 by the Government of India for his contribution to earth sciences.

Corporate Ranking and Ratings:

Reliance featured in the Fortune Global 500 list of 'World's Largest Corporations' for the fourth consecutive year.

- Ranked 269th in 2007 having moved up 73 places from the previous year.
- Featured as one of the world's Top 200 companies in terms of Profits.
- Among the top 25 climbers for two years in a row.
- Featured among top 50 companies with the biggest increase in Revenues.
- Ranked 26th within the refining industry.

Reliance is ranked 182nd in the FT Global 500 (up from previous year's 284th rank).

- PetroFed, an apex hydrocarbon industry association, conferred the PetroFed 2007 awards in the categories of "Refinery of the Year" and "Exploration & Production - Company of the Year".
- Brand Reliance was conferred the "Bronze Award" at The Buzziest Brands Awards 2008, organized by agencyfaqs!
- Institute of Economic Studies conferred the "Udyog Ratna" award in October 2007 for contributions to the industry.
- Chemtech Foundation conferred the "Hall of Fame" in February 2008 for sterling contributions to the industry.
- Chemtech Foundation conferred the "Outstanding Achievement - Oil Refining" for work at the Jamnagar Manufacturing Division.
- Petroleum Federation of India conferred the "Refinery of the Year Award - 2007" to Jamnagar Manufacturing Division.

Exports

- "The Plastics Export Promotion Council - PLEXCOUNCIL Export Award" in the category of Plastic Polymers for the year 2006-2007 was awarded to Reliance being the largest exporter in this category.

Health, Safety and Environment

- Jamnagar Manufacturing Division was conferred the "Golden Peacock Award for Occupational Health & Safety - 2007" by Institute of Directors.
- Jamnagar Manufacturing Division was conferred the "ICC Award for Water Resource Management in Chemical Industry".
- Jamnagar Manufacturing Division was conferred the "Good House Keeping Award" from Baroda Productivity Council.
- Jamnagar Manufacturing Division was conferred the "BEL-IND" Award for the best scientific paper at the 58th National Conference of Occupational Health.
- Naroda Manufacturing Division was conferred the "Safety Award and Certificate of Appreciation" presented by Gujarat Safety Council & Directorate of Industrial Safety & Health, Gujarat State for the recognition of safety performance at the 29th State Level Annual Safety Conference.
- Dahej Manufacturing Division received "BSC 5-Star" rating from British Safety Council, UK.
- Dhenkanal Manufacturing Division received the "2nd Prize for Longest Accident Free Period" from the Hon'ble Minister of Labour, State of Orissa.
- Hoshiarpur Manufacturing Division bagged the First Prize in "Safety in Punjab", organized by Punjab Safety Council.
- Patalganga Manufacturing Division won the "Gold Medal at CASHe (Change Agents for Safety, Health and Environment) Conference". It also won the III Prize in Process Management category for Presentation on *Safety through Design in chemical process industry* in Petrosafe 2007 Conference.
- Kurkumbh Manufacturing Division won the "Greentech Safety Award silver trophy" for outstanding achievement in safety management in chemical sector.
- Hazira Manufacturing Division received the "TERI Corporate Environmental Award (Certificate of Appreciation)" for PET recycling project.
- Nagothane Manufacturing Division received the "Shrishti G-Cube Award for Good Green Governance" from Minister for Commerce and Industry, on World Earth Day.

Training and Development

- Jamnagar Refinery was adjudged the winner of the "Golden Peacock National Training Award -2007".
- Patalganga Manufacturing Division won the "ASTD (American Society for Training & Development) Excellence in Practice Award" for innovative practice titled Learning Function's role as Business partner: Empowering people with Knowledge to achieve Business Goals.
- Reliance won the CNBC TV-18 instituted "Jobstreet.com Jobseekers' Employer of Choice Award".

Energy Excellence

- Exploration & Production (E&P) Division won "The Infraline Energy Excellence Awards 2007: Hydrocarbon Columbus Award for Excellence in Petroleum Exploration".
- Patalganga Manufacturing Division won the First Prize in "Energy Conservation in State of Maharashtra" organized by Maharashtra Energy Development Agency (MEDA).

- Jamnagar Manufacturing Division won the "Oil & Gas Conservation Award -2007" from the Centre for High Technology, Ministry of Power & Natural Gas for the excellent performance in reduction/elimination of steam leaks in the plant.
- Jamnagar Manufacturing Division was the recipient of the "Infraline Energy Award-2007" by Ministry of Power.
- Hazira Manufacturing Division won the Government of India Energy Conservation Award (2007) conferred by the Bureau of energy efficiency and Ministry of Power.
- Hazira Manufacturing Division was adjudged "Excellent Energy Efficient Unit" at Energy Summit - 2007 by CII.
- Vadodara Manufacturing Division received the CII award for "Excellence in Energy Management - 2007" as energy efficient unit. This division also received the 2nd prize in "National Energy Conservation Award - 2007" from Bureau of Energy efficiency, Ministry of Power, Government of India.
- The Company's manufacturing divisions at Vadodara and Hazira were honoured with CII-National award for excellence in water management - 2007 as water efficient unit in "Within the fence" category. Additionally, Hazira Manufacturing Division was honoured as water efficient unit "Beyond the Fence" category.

Quality

- For the first time ever, globally, a petrochemical company bagged the "Deming Prize for Management Quality". "The Quality Control Award for Operations Business Unit 2007" was awarded to the Hazira Manufacturing Division for Outstanding Performance by Practicing Total Quality Management.
- "QUALTECH PRIZE 2007", which recognizes extraordinary results in improvement and innovation, was won by Hazira Manufacturing Division for its Small Group Activity Project.
- Vadodara Manufacturing Division's Polypropylene-IV (PP-IV) plant was conferred the "Spheripol Process Operability Award-2006" for the highest operability rate with an on stream factor 98.97% by M/s. BASELL, Italy.
- Allahabad Manufacturing Division won the "Excellent Category Award" at National Convention of Quality Circle (NCQC) - 07.

Six-Sigma

- Lean Six sigma project on "Reducing retention time of caustic soda lye tankers at Jamnagar" won the 1st prize in the national level competition held by Indian Statistical Institute (ISI).
- Patalganga Manufacturing Division's Six Sigma Project on Improve Transfer Efficiency for Automatic winders in PFY won the 2nd Prize for "Best design for Six Sigma Project in International Six Sigma Competition" organized by IQPC (International Quality and Productivity center).
- Barabanki Manufacturing Division won the 3rd prize in "All India Six Sigma case study contest 2008" for the Case study on "Reduction of waste of Plant 2 from 16% to 8%".
- Hoshiarpur Manufacturing Division won the 2nd prize in "Six Sigma competition at National Level" organized by ISI and Quality Council of India (in manufacturing category), while Dhenkanal and Barabanki Manufacturing Divisions won the 3rd prize.
- Vadodara Manufacturing Division's Six Sigma project won the 1st prize as the "Best Six Sigma project" at National level by CII.

Technology, R&D and Innovation

- Vadodra Manufacturing Division's R&D bagged an award from Indian Institute of Chemical Engineers for Excellence in Process / Product Development for the work on "Eco friendly Process for Acetonitrile Recovery".
- "DSIR National Award for R&D Efforts in Industry (2007)" was conferred on Hazira Manufacturing Division for the Cyclehexane Recovery Project.
- Patalganga Manufacturing Division's Project titled Augmentation of ETP and use of biogas in Fired heaters won the "Best Innovative Project" from CII.
- Reliance bagged the "Innovation Award at Tech Converge 2007" for innovative developments in short-cut fibres.
- Hazira Manufacturing Division won the "Golden Peacock Innovation Award - 2007" for its Cyclohexane Recovery Process.

Information Technology

- "CIO of the Year Award" for the best IT-enabled organization in India for the Year 2007.
- "Ones to Watch - CIO - USA Award", for figuring among the top 20 organizations fostering excellence in IT team.
- "The Skoch Challenger Award" conferred for the best IT Head (managing the most IT enabled organization) of the Year 2007.
- "Best IT Implementation Award", by PC Quest for Knowledge Management Systems portal (KMS).
- "CIO Excellence Award" for Chemical Industry Information Technology Forum for exemplary Information Technology implementation amongst global chemical companies.
- "CTO Forum Hall of Fame Award" for the best CIOs in India for not only providing service to their organisations, but also serving as idols.

Social Initiatives

- Hazira Manufacturing Division won the "Golden Peacock Global Award for Corporate Social Responsibility" - 2008.

Report on Corporate Social Responsibility

Health, Safety and Environment

Health, Safety and Environment (HSE) is a high priority issue at Reliance. The aim is to provide comprehensive health services covering preventive, promotive, curative and community health care services.

Further, the management's vision to put safety of personnel above all, is evident from the policy statement, "Safety of persons overrides all production targets". This vision drives the company to continuously look for ways to break new barriers in safety management for the benefit of all.

To establish a direction towards attaining world-class environmental management, the Company has identified key performance indicators such as material consumption, energy efficiency, GHG emission, air quality, ozone depleting substances, water consumption, waste water discharge, hazardous and non-hazardous waste generation and disposal.

Health

Reliance's state-of-the-art Occupational Health Centres (OHC) at its manufacturing divisions offer health care services to its employees. These centres are equipped with diagnostic and therapeutic equipment and are manned by qualified occupational health specialists. The programmes conducted by medical centres, include preventive health care through pre-employment and also periodic medical examinations of all employees. The results are computerized and analysed so as to provide targeted interventions at the individual and group levels. The medical departments also carry out informative lecture sessions, exhibitions and diagnostic camps. Curative treatments are a part and parcel of the services provided. The employees are also supported for hospitalization by regular liaisoning and provision of financial support, where required.

CASHe

Reliance's preventive health care, provided through workplace improvements is carried out under the CASHe Programme. Started in 2003, it has grown to encompass the entire enterprise. The programme has been instrumental in creating a culture of implementing health, safety and environment projects on a priority basis. This programme has also helped the Company to improve its performance on the occupational health and safety front, besides being recognized in international forums, like the International Commission on Occupational Health Congress, held in Italy.

Occupational Health Centres (OHC)

The Company's occupational health centers are also in the forefront in organizing preventive educational programmes for non-communicable diseases, such as: heart problems, hypertension, diabetes and other lifestyle diseases, along with informative sessions for communicable diseases, such as: malaria, tuberculosis and HIV / AIDS. The Company endeavours to move towards the concept of wellness as it recognizes that a healthy worker is a productive worker.

Safety

Having reached high levels of safety management within the country, the management has, in the last few years, been steadily taking strategic steps to take the Company to world class levels. This year, under the guidance of the HSE Committee of Directors, Reliance entered into a strategic partnership with DuPont Safety Resources. The engagement is focused on behavioral as well as process safety aspects and aims at bringing in excellence in safety management.

In addition to personnel safety, process safety is also a top priority for the Company. World class documented standards, emphasis on line management responsibility, an improved and standardized process for safety observations are helping the manufacturing sites achieve higher employee participation in the safety management process. In line with the Company's vision to always tie-up with the best in the world, Reliance has tied-up with the Centre for Chemical Process Safety, of the American Institute of Chemicals Engineers (AIChE) of USA.

The focus on construction safety has further increased with standardized safety management practices being established at all construction areas from Jamnagar to Kakinada. Construction of office buildings is also being monitored strongly from a safety point of view. This emphasis has led to the Company achieving a low lost time incident rate even at construction projects.

With business needs increasing, the Company is also focusing on transportation and distribution safety. This focus shall not only help establish international systems for the existing businesses, but also prepare for the upcoming businesses such as Retail.

The Centre for HSE Excellence is accordingly getting further strengthened with the necessary skill sets and competencies. The Centre is helping Reliance to implement and practice world class standards as well as standardize the processes and establish the "Reliance Way" of Safety Management.

Environment

In its pursuit of excellence in sustainable development, Reliance further integrated its safety and environment performance in the overall business plan and strategy. A management system approach, consisting of gap analysis, planning, implementation, and review has percolated to all business plans through ISO 14001:2004 at all manufacturing locations.

Through its annual environment plan and business targets, the Company identifies projects and takes action to achieve these targets with the ultimate goal of becoming water positive, carbon neutral, with maximum possible recycling and reuse of hazardous and other wastes. A management framework with defined structures, roles and responsibilities, group guidelines, audits and training has been instituted to implement the journey towards world-class excellence in environment. The Company initiated reporting environmental efforts to the world through Global Reporting Initiative following G-3: 2006 guidelines. Reliance's second Sustainability Report for FY 2005-06, "My Reliance. My Life" received the highest possible accreditation: GRI Checked A+. The Company has also undertaken an exercise to establish world class corporate environmental standards with the help of DuPont experts.

Reliance is statutory compliant in the area of environment. As a policy, environment impact assessment and qualitative risk analysis are performed for all new and major expansion projects and incorporate all necessary measures to mitigate environmental impacts due to project implementation. All the hardware - such as effluent treatment plants, air emission abatement units and waste disposal facilities, were maintained and improved further. The above efforts have resulted in a significant improvement in water consumption, water recycle and reuse, CO2 and other air emissions, ozone depleting substances consumption and hazardous waste generation.

This year, Reliance's exploration and production (E&P) division, involved in exploratory drilling in various off-shore blocks off the coast of State of Andhra Pradesh, has moved into development phase for the KG-D6 project. Regulatory environment monitoring programs have been instituted from the beginning of construction phase to ensure a fool-proof compliance tracking and reporting mechanism.

Climate change and Energy conservation: During 2007-08, Reliance registered two Clean Development Mechanism (CDM) projects, one each from Patalganga and Allahabad, with UNFCCC for CO2 reduction. More than 100,000 Certified Emission Reduction (CER) from two of the registered projects have been verified and issued by United Nations Framework Convention on Climate Change (UNFCCC). The Company is exploring all possibilities to take the benefit of CDM credits through various projects. Reliance also became member of Carbon Capture and Sequestration Association, London, for active participation in worldwide activities related to Carbon Capture and Storage (CCS).

To decrease the Company's carbon footprint, activities have been initiated in the area of bio-diesel through non-edible route of Jatropha seeds. Extensive distribution of Jatropha saplings and cultivation in the wasteland has been targeted and a pilot plant of 20 Ton Per day (TPD) bio-diesels is ready for commissioning. Reliance is also exploring the possibility of bio-ethanol using second generation raw material.

Fresh water consumption and effluent discharge: Reliance as a responsible corporate has accorded top priority to water conservation and reuse to preserve fresh water, one of the precious natural resources. Jamnagar Manufacturing Division is not dependent on fresh water resource and continues to generate fresh water from sea. A study was undertaken by internationally renowned consultant M/S ENSR, USA to improve the effluent treatment plant's (ETP) operation at Jamnagar Manufacturing Division. Their recommendations are being implemented. New facilities have been created for township and labour camps at the Jamnagar Manufacturing Division and also at the Nagpur Manufacturing Division for the treatment of domestic sewage and its reuse and recycle.

Compared to the previous year, there has been a reduction in consumption of water at manufacturing locations Jamnagar, Kurkumbh, Hoshiarpur, Silvassa, Dhenkanal and Nagpur manufacturing divisions have achieved 100 % recycling of the treated water and thus attained the status of "Zero discharge" sites. Vadodara and Hazira Manufacturing Divisions have initiated the "Zero Discharge Project".

Waste reduction and utilization: Reliance's Manufacturing Divisions at Vadodara and Hazira have achieved significant reduction in hazardous waste generation through process improvement, recycling and reuse efforts, employing Six Sigma methodology. Efforts on plastic waste recycling, through Indian Center for Plastics in the Environment (ICPE), and PET bottle waste recycling, have been very well documented, and continue to reduce load on municipal waste. These efforts also generate employment for the weaker sections of society. A project on conversion of biological sludge to manure by vermi-compost has been initiated at Vadodara, Hazira and Naroda Manufacturing Divisions. Canteen waste at Manufacturing Divisions located at Jamnagar, Hazira and Nagothane is converted to bio-gas and used as fuel. At Nagothane Manufacturing Division, conversion of horticulture bio-mass to coal briquettes and its use as fuel has been implemented.

The Company has taken a proactive measure for the safe disposal of electronic waste, fluorescent tube lights, empty paint containers, spray cans, etc. Silvassa Manufacturing Division has established E-Waste disposal through E-Parisara, MoEF approved recycling agency, while the Manufacturing Divisions at Jamnagar and Hazira have instituted tube light and empty paint container crusher with recovery and safe disposal of toxics. These practices are being implemented at others sites as well.

Training and Audits: During the year, Reliance has accorded highest priority to the training, awareness and learning mechanism at all levels. During the year, various internal and advanced training programs and inter-site meets were conducted involving experts. Learning on specific environmental issues through participation in national and international conferences, workshop and courses, has been encouraged at Reliance. Effective networking and collaboration with national and international agencies such as universities, research institutes, regulatory bodies, industrial and professional association has helped to assimilate and implement the world class best practices in HSE management.

Environment audit is one of the important tools on which special emphasis is given and the Company currently has more than 75 "Trained Lead Auditors" for ISO 14001:2004. Various audits conducted during the year include third party statutory audits in the state of Gujarat and ISO audits; group environment audit; independent assurance of Reliance's Sustainability Reports by Ernst & Young; Audit by Japanese Union of Scientists & Engineers at Hazira and Nexant team at Jamnagar. Action plans are made to liquidate all audit observations.

Community Environment Initiatives: Various environment programs, such as tree plantation, water conservation & harvesting and energy saving initiatives were conducted by all sites within the complex and in the nearby community. All sites, as part of the 'World Environment Day' celebrations created awareness on Global Warming and melting of ice. This year, manufacturing Divisions at Vadodara and Dahej gave special emphasis to schools and initiated Green School project using the framework developed by Centre for Science and Environment (CSE), New Delhi.

To enhance bio-diversity in the vicinity of the on-shore facility at Kakinada, Reliance undertook an extensive mangrove plantation exercise and also forestation for restoration of degraded mangrove areas in Coringa mangrove forest in association with MS Swaminathan Foundation. Reliance has also sponsored study of coastal wetlands of Godavari Delta to Environment Centre- a reputed NGO of Andhra Pradesh.

Social Responsibility and Community Development

Social welfare and community development is at the core of Reliance's Corporate Social Responsibility (CSR) philosophy and continues to be a top priority for the Company. It revolves around the Company's deeply-held belief in the principle of symbiotic relationship with the local communities, recognizing that business ultimately has a purpose - to serve human needs. Close and continuous interaction with the people and communities in and around the manufacturing divisions has been the key focus while striving to bring around qualitative changes and supporting the underprivileged.

Reliance's contributions to the community are in the area of health, education, infrastructure development (drinking water, improving village infrastructure, construction of schools etc.), environment (effluent treatment, tree plantation, treatment of hazardous waste), relief and assistance in the event of a natural disaster, and miscellaneous activities such as contribution to other social development organizations etc. The Company's CSR teams at all manufacturing divisions interact with the neighbouring community on regular basis. The Company takes pride in the fact that its CSR representatives are known by their first names in the regions that it operates.

Education

'Teach them young' is the very motto of Reliance as the Company believes that the quality of inputs received by an individual at an early age contributes to his or her growth as a capable human being. To ensure high quality of teaching, Reliance has made significant efforts towards value enhancement of teachers through professional and institutionalized training. Dahej Manufacturing Division conducted educational and excursion tours of students and teachers from the primary schools of neighbouring villages, and also organized 'Balmela' and Science and Mathematics Fair.

To provide training in the field of effective techniques and modern methods of teaching to high school teachers in the Hazira area, the Company organized training of teachers in various subjects.

Reliance has launched the "Sky is the limit" programme at Hazira, to address the problem of school drop-outs in the local community.

The Company also provides opportunities to engineering and management institute students to undergo in-plant training/projects as part of their academic curriculum, thus enabling them to appreciate application of theoretical knowledge and get an exposure to the industrial practices.

Efforts were made to enhance employability/skill development of local youths. This was done by giving opportunities to them to work in the Company's operating plants, which in turn improve their job prospects.

Executive Development Programs for officers of neighbouring industries were organized in coordination with PRIA (Patalganga Rasayani Industries Association).

The Company's major manufacturing locations provide good quality education to the children of all employees and also cater to the needs of surrounding villages. Jamnaben Hirachand Ambani School, Kokilaben Dhirubhai Ambani Vidya Mandir, and Jamnaben Hirachand Ambani Saraswati Vidya Mandir are schools near the Company's manufacturing locations at Patalganga, Hazira and Jamanagar respectively. A modern educational infrastructure coupled with extra-curricular activities and recreational facilities distinguish all these schools.

To encourage school children from neighbouring villages, Nagothane Manufacturing Division based CSR cell – MGCC Area Development Research Foundation (MADER) Trust took following initiatives:

- Felicitated meritorious students from neighbouring villages and tribal hamlets. Each student received a set of note books, stationary items and a school bag.
- There are several Zilla Parishad schools located on the hilltop near Nagothane Manufacturing Division where all the children who are attending school are tribal. With an objective to encourage the tribal students, Reliance also provided school uniforms.

Barabanki Manufacturing Division renovated a primary school in an adjoining village. Hoshiarpur Manufacturing Division provided free uniform (winter and summer), books, bags, shoes and stationery to the school-going children of neighbouring village.

Health

Health Awareness Programs, covering diverse topics such as noise pollution, hazards substance abuse, prevention of HIV/AIDS and First Aid were conducted for students of schools at the neighbouring towns and villages of Patalganga. Barabanki Manufacturing Division provides medical service and awareness programs on health, hygiene, cleanliness and sanitation in neighboring villages.

Hoshiarpur Manufacturing Division too conducts monthly check-up camps at neighbouring villages. Free medicines and spectacles were also provided. Round the clock free ambulance service has been provided to roadside accident victims.

Hazira Rehabilitation Centre for the Physically Challenged has been set up in partnership with Disabled Welfare Trust of India for capacity building of physically challenged children from the weaker sections of society.

Initiatives to Combat HIV / AIDS and TB

The Company provides Community Medical Centres near most of its manufacturing divisions. These centres cater to the Governmental health care programmes like maternal and child health, TB, malaria, HIV / AIDS etc., besides providing curative treatment. These Centres have been well received and go a long way in providing the medical relief for the community. The Company has implemented HIV / AIDS and DOTS programme at Hazira and Jamnagar, and is in the process of replicating the same at the other manufacturing divisions. This initiative is a public-private partnership between the Government, NGOs and Reliance. This comprehensive project extends from creating awareness to providing treatment, care and support. Reliance's initiative to combat HIV / AIDS has been recognized by UNAID, World Bank and other national and international institutions.

Adoption of Public Health Centre (PHC)

Reliance has adopted a Primary Health Centre (PHC) from the State Government of Gujarat and converted it into a model primary health centre. The PHC located at Dahej in Bharuch District, Gujarat, has attained the status of the best PHC in the District in a short-span of 6 months and has established itself as a centre of excellence.

Highway Rescue Intervention

To provide emergency and trauma care to victims of highway accidents, Hazira has tied-up with an NGO to run the project on the State Highway in Gujarat starting from Sachin to Bharuch, and the State Highway via Hazira - Olpad - Hansot - Ankleshwar. The project will benefit thousands of commuters who use this highway on a daily basis.

Traffic Police personnel are the first government agency to respond to an emergency involving a chemical tanker or a truck. With the increase in the number of accidents on roads and the unending addition of new chemicals, it is important that these personnel understand the hazards and the basic steps to be taken to safeguard themselves and the general public from the hazards of chemicals. The Company's initiative of training traffic police personnel by its Kurkumbh Manufacturing Division in handling road transport emergencies involving chemicals will go a long way in serving the objective of community well-being.

Dhirubhai Ambani Hospital, Lodhivali

Reliance also operates the Dhirubhai Ambani Hospital, Lodhivali and renders quality medical services to the rural population and highway accident victims.

Moti Khavdi Medical Centre

As part of corporate social responsibility services, a community medical centre was established in Moti Khavdi, a village near Jamnagar Manufacturing Division, during the pre-commissioning stage of the refinery in November 1995. This Community Medical Centre provides comprehensive medical services free of cost and round the clock. About 1.2 lakh villagers of nearby areas like Moti Khavdi, Nani Khavdi, Padana, Meghpar, Gagva, Jogvad, Baid, Kanalus, Sikka, Sarmat, Navaniya, Mungani, Jakhar, Bara, Vasai and Amra benefit from the same.

Community Medical Services at SEZ, Jamnagar

A massive workforce from all parts of India are working at the mega construction activities in the SEZ at Jamnagar. The Company has given shelter in several colonies. Each labour colony has a separate medical centre. Each medical centre is manned round the clock by doctors, nurses and ambulances.

Thalassaemia detection camp and Parental counseling

The tribal areas in regions near Surat, Gujarat, are highly endemic to the prevalence of a thalassaemic trait, which is a genetic disorder. The Company launched a thalassaemia detection camp in association with the Indian Red Cross in the local high school. Children from the nearby school were tested for the disorder. The opportunity was also used for detecting aneamia and sickle cell aneamia. A post-test counseling session was organized for the parents of these children.

Project "Cancer-Aid" for Cancer patients

In partnership with the Lions Cancer Detection centre, the Company provides monetary assistance for purchase of medicines to cancer patients.

Mobile Dispensaries

Reliance also operates free medical diagnostic and therapeutic services at neighbouring villages of several of its manufacturing locations.

Blood Donation Drives

The Company's employees organize and participate in blood donation campaigns every year across its manufacturing divisions and offices.

Public Health Care

Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNHRC)

Dhirubhai Ambani Foundation (DAF), with financial and technical services support from the Reliance Group, joined in 1997 the Management of HNHRC, a charitable hospital offering tertiary health care facilities to all strata of society and providing free and subsidized services to the poor and indigent patients availing of various diagnostic and treatment facilities.

Thousands of patients have received treatment indoors in the various wards and specialized care areas and at OPD services at P.T. Clinic, the popular Diagnostic Centre of the Hospital. The Hospital continues its age-old tradition of rendering free service to all in the casualty ward. More than 4,000 surgeries were performed during the year, of which a major portion was special and supra-major surgeries.

The Hospital carried out several Cadaver Transplants in the recent past. Further, the eye Donation drive initiated by the hospital witnessed an increased response. Some of the important outreach programmes conducted during the year included a Senior Citizen Health Screening Program in association with Rotary Club, and a medical back-up for the Special Olympics event organized by the Lions Club - International. Twice a month, the hospital continues to conduct free health check-up for senior citizens and physically challenged in Mumbai. These programmes have gone a long way in educating the community on prevention of diseases, and promoting a healthy lifestyle.

The hospital is in the process of building a multi-storied ultra modern tertiary care hospital with state-of-art facilities and infrastructure embracing the entire spectrum of health care services. Several new facilities would be added, and many of the existing facilities would be significantly upgraded in areas like Neurology and Neurosurgery, Urosurgery, Cardiology and Cardiac Surgery, Cardiovascular Surgery and Cosmetology. A chain of blood banks would be established at various centers under a new initiative by the DAF. Educational and research activities at the hospital shall receive significant boost by way of advanced facilities and better funding. The project, when completed, would be a landmark healthcare facility in this city.

Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS)

DAF, through the Reliance Group, supports the scientific research activities of HNMRS. The Society has been carrying out scientific research activities since 1974 -75 and has completed more than 130 research projects. The scientists from HNRMS have presented over 180 papers at various national and international conferences. More than 130 papers have been published in peer reviewed scientific journals, about half of them being highly rated as prestigious international journals. Topics of national health priority constitute a major share of the research projects undertaken.

The researchers are motivated to expand their research avenues to carry out epidemiological studies and community-based surveys. As part of such studies, children from nearby schools and susceptible population from neighbourhood communities are regularly screened by medical / paramedical professionals. Those in need of medical care are offered special attention and treatment at the institution free of cost.

Drishti

Project Drishti, a nation-wide corneal grafting drive to bring light into the lives of visually challenged from the underprivileged segment of society, has restored the gift of sight to over 5,500 Indians. A unique joint initiative of Reliance Industries Limited and National Association of Blind (NAB), Project Drishti has undertaken over 5,500 keroptoplasty surgeries in less than 4 years since it was started - all free of cost. It is now the largest corneal grafting surgery project enabled by a single corporate entity in India.

Drishti Painting Competition

As a part of corporate initiative to propagate awareness of Project Drishti, Drishti painting competition is organized for school children at several manufacturing divisions and offices of the Company.

Community Development

Jamnagar Manufacturing Division continues to extend a helping hand to surrounding villages and the community at large. Activities during the year focussed on improving village infrastructure, supply of drinking water, education support etc.

During the year, in a unique initiative to improve rural house-keeping and sanitation, a totally fresh approach was adopted to beautify Moti Khavdi; Reliance's adopted village. Cleaning and sanitation drive at Moti Khavdi was taken up as an ongoing project.

Three MoUs were finalized with the State Government of Gujarat for development of Dwarka during the year. They are to (i) develop the temple square in front of the famous Dwarkadheesh temple (ii) construct 'Sudama Setu'-a bridge to connect both the banks of Gomati river behind Dwarkadheesh's temple and (iii) develop 'Panch-kui' area on the sea-shore where five wells, believed to be dug by Pandavas, still give fresh potable water right on the sea-shore.

To maintain and support village cows in surrounding villages, two more brand new cow-sheds for *Kanalus* and *Kanachikari* were constructed and handed over to the respective villages. These cows and cow-sheds (*"Gaushala"*) receive regular fodder supply from the Company's Jamnagar Manufacturing Division.

Construction of a public lavatory, water tank and avedo (common drinking water facility for villagers) was done at *Nani Khavdi* during the year under report. Drinking water through water tankers was supplied during a crisis period in *Sikka, Nani Khavdi, Meghpar* and *Padana*. At *Kanachikari*, Drinking water pipelines were laid during the year.

A new primary school building at *Navagam* was constructed and repairing of some village schools was taken up. Participation and distribution of sweets in village schools during the Independence Day and the Republic Day; support to Government of Gujarat's drive for girls' education; distribution of gifts to girls of villages during Navratri festival; supporting Navratri celebrations in Jamnagar were some of the salient aspects of Jamnagar Manufacturing Division's Community Welfare Cell as part of routine and regular activities.

In a major initiative to celebrate Navratri, the world's longest dance festival on a large scale; Jamnagar manufacturing division took a lead to form Gujarat Industries Navratri Festival. A gala festival was organized and celebrated at state capital Gandhinagar's helipad ground for nine days jointly with leading industries of Gujarat. The event brought to fore the role of industries, handicrafts, art and culture etc in the development of Gujarat as a vibrant state. The event evoked tremendous response and applause from every quarter of the society at large.

Reliance Rural Development Trust (RRDT)

The work to improve the rural infrastructure under the Government of Gujarat's rural development plans was continued with full energy by RRDT. During the year under report, the RRDT created 760 facilities in the rural areas at a cost of Rs. 24.07 crore. The facilities included 247 concrete roads, 465 anganwadis, 38 drinking water facilities, 1 panchayat office, 2 community halls, 5 check-dams and 2 other amenities in the rural areas of the State of Gujarat. RRDT has turned out to be an exemplary corporate NGO steadily and silently implementing government's developmental plans for rural areas of Gujarat. It is a unique synergy between a corporate giant like Reliance Industries Limited and the Government of Gujarat, formed to carry out rural development projects in private public partnership.

Dahej Manufacturing Division has been playing a pivotal role in the development of the society. Social initiatives undertaken by Dahej Manufacturing Division are concentrated towards promotion of education, health awareness and medical facilities, infrastructure development and supply of safe drinking to the villages.

Some of the initiatives undertaken by the Company's E&P Division near KG-D6 include 1) gainful employment for local communities, 2) vocational training for the youth, 3) employment for members of *Gadimoga panchayat*, 4) financial assistance for community activities, 5) sponsoring of cultural and sports events, 6) financial relief to affected communities, 7) compensation to local fishermen, 8) academic and financial assistance and educational support through distribution of books, 9) improvement of village school infrastructure and 10) medical help to local communities.

After successfully implementing zero garbage concept at Nagothane Manufacturing Division, the Company's CSR cell took the initiative to propagate the concept of solid waste (dry and wet waste) management in the neighbouring villages so as to help villagers in keeping their village environment neat, clean and garbage-free.

Reliance has also solved the long-standing drinking water problem of villages near its Manufacturing Divisions located at Naroda and Nagpur. Further, Reliance has created public bathing facilities and toilets for truckers and residents of villages for improving hygiene near its Allahabad Manufacturing Division.

Empowerment of Women and Youth

Reliance has conducted many training programmes, which would help the rural women and youth to be self sustaining and generate income for themselves and support their families.

The training programmes conducted at Vadodara for the rural women and youth of surrounding villages of Vadodara Manufacturing Division during the current year are: 1) Women Empowerment, 2) Dress making & Designing, 3) Beauty Culture & Healthcare, 4) Hospital attendant (Helpers for Hospital & Nursing Homes), 5) Plumbing & Hand Pump repairing training, 6) Computer Hardware, 7) Motor Vehicle Driving, 8) Mobile Repairing and 9) Doormat making. Several persons participated and benefited from the above training programmes.

Nagothane Manufacturing Division based CSR cell-MADER Trust is supporting several Self-Help groups in income generating activities such: Hatsadi tandul (brown rice cultivation), phenoyl making, agarbati-making, candle-making, papad-making and supplying it to industrial canteens and also hand-carry-bag making. Hoshiarpur Manufacturing Division conducts free stitching courses for the women of nearby villages.

Skill Up-gradation

Reliance runs special training programs to equip the young people of neighboring villages with life and work skills necessary for sustaining livelihood. Nagothane Manufacturing Division conducted training in fashion designing courses for the ladies to upgrade the skills of those women who are already trained in basic tailoring. This division also conducted computer education courses and nursing assistant training courses. The trainees also received hands on training at the local hospitals and primary health centres at Nagothane. The Company also trains the youth in vehicle driving courses and also helps them in getting a driver's license so that they can earn a livelihood by starting their own business as motor drivers.

The Company's Polymer business division organised technical training programmes at 50 Industrial Training Institutes (ITIs) all over India to enhance skills of artisans for new and advanced technique of plumbing with PPR pipes. The Company also offers plumbing kits, free of cost, to various plumbers as well as to ITIs to promote this new energy efficient application in the building industry. PPR pipes are faster to install than metal pipes. This results in improving daily productivity of plumbers thereby increasing in their earnings. This initiative covered many plumbers across the country.

Eco-friendly Initiatives

In addition to the above initiatives, the Company also focusses on the development of the eco-system and improvement of the green belt across its manufacturing and E&P sites.

Transforming lives at the bottom of the Pyramid

Reliance constantly aims at creating and living up to rising expectations among its valued stakeholders. The Company cares for providing clean and green environment on a sustainable basis. It recycles used bottles to produce value added products. When most of the environmental concerns are subsidised, Reliance has found a solution for being environmental friendly on a sustainable basis. In the case of recycling bottles, Reliance is indirectly providing livelihood to around 200,000 individuals. This business has transformed lives of those at the bottom of the pyramid.

Packaging solution to farmers (Leno bags)

Reliance organised extensive awareness programmes on improved packaging solutions for potato and other vegetables for farmers all over India. This included demonstration on use of Leno bags, which are more durable, functionally more efficient and cheaper than traditional materials. This programme helped the farmers reduce the cost of packaging of potato. These bags also helped farmers to reduce wastage while keeping in cold storage. The Company's efforts helped the farmers to improve their earnings. The programme covered more than 10,000 farmers across India.

Polyethylene (PE) Biogas Domes for Renewable Energy Source

Biogas technology for rural development has been a focus area for Government of India. Ministry of New and Renewable Energy (MNRE) promotes family-type biogas plants under the National Project on Biogas Development (NPBD). The project was launched in 1981-82 with the objective of producing clean and alternate renewable energy for cooking and lighting, enriched organic manure for agricultural usage, improving sanitation and hygiene and reducing drudgery of women. The two cubic metre "Deenabhandu" model is the most popular family type fixed dome biogas plant developed with conventional brick and cement. Many of these plants get defunct due to dome cracks leading to gas leakages. The Company has developed a 100 per cent leak-proof Rotomolded PE Dome, which gives end-users a unique combination of properties like good strength, stiffness, light weight, seamless construction, ease of installation and very little maintenance. The PE-based dome has been developed by Reliance and has been approved by the Ministry of New and Renewable Energy, Government of India.

Sports for the Physically Challenged

Reliance has joined hands with the organising team of Special Olympics Gujarat (Bharat) for the physically challenged children of Gujarat. Several hundred children participated in the events that were organised at the Reliance Sports Complex, Vadodara.

Real Indian Heroes

On the occasion of Shri Dhirubhai Ambani's 75th birthday, 60 years of Indian Independence and 30 years of Reliance, the Company took up a unique initiative to salute the Real Indian Heroes of Independent India. Partnering with the TV Channel, CNN-IBN, a series of programmes to felicitate the unsung heroes of India was launched. CNN-IBN identified 24 Real Heroes, which included six each from the four zones of India. In recognition for their outstanding contribution to society, Reliance felicitated each of these 24 Real Heroes to further encourage their contributions.

Dhirubhai Ambani Foundation (DAF)

Dhirubhai Ambani Foundation (DAF) was established in 1995 by Shri Dhirubhai Ambani, the Patron Trustee of the Foundation. A public charitable trust registered under the Bombay Public Trusts Act, 1950, DAF has for its objectives a broad spectrum of worthy causes ranging from health and environment, to promotion of social and economic welfare, and rural development. However, its main thrust has been on education and public healthcare.

DAF systematically pursues philanthropic activities to promote national welfare and social good. Reliance lends valuable support to DAF in terms of financial contribution and wherever necessary, infrastructural support. Reliance also draws on the DAF expertise in evolving and coordinating the Corporate Social Responsibility Initiatives and other group companies also help DAF initiatives wherever possible. Thus, DAF initiatives reinforce Reliance's commitment to social responsibility.

Education: Rewards and Scholarships

DAF SSC Merit Reward and Undergraduate Scholarship Schemes: The Foundation's much acclaimed SSC Merit Reward and Undergraduate Scholarship Schemes continued to encourage and assist meritorious students at the district level to pursue higher education in different vocations to enhance the Human Resource potential of the country. Now in their twelvth year, both the schemes are currently applicable in the states of Maharashtra, Gujarat, Goa and the Union Territory of Daman, Diu and Dadra Nagar Haveli.

The first three in overall merit and one physically challenged student securing the highest marks in each of the 64 districts at the annual SSC and HSC examinations of the respective state Boards, as well as the first ten CBSE students from Maharashtra and Gujarat and 2 from Goa, in the merit list of CBSE New Delhi, are eligible for the Rewards and Scholarships.

Reaching out to other states:

To offer equal opportunities to the physically challenged meritorious students from the rest of the country, the Foundation has extended the Rewards and Scholarship Schemes to the first five physically challenged students from all the States and Union Territories of India that provide the list of such meritorious students. Accordingly, in 2007-08, physically challenged meritorious students from Rajasthan received SSC Merit Rewards and Undergraduate Scholarships at a function held in Jaipur, whereas at a function held in Hyderabad, 20 Physically Challenged meritorious students from the state of Andhra Pradesh received the Rewards and Undergraduate Scholarships for the years 2006-07 and 2007-08.

Reliance Kargil scholarships scheme

Children of martyrs / disabled soldiers of the Kargil war received financial support under this Scheme for their education from Std. V to XII. The unique feature of the Scheme is that the corpus was created with contributions from Reliance Group employees, with the Management responding by making equal contribution.

"Dhiruhbai Ambani Scholars' scheme" for Meritorious Children of Reliance Shareholders

The Scheme was announced in 2003 as a one-time measure to commemorate the silver jubilee of the company's listing on the Bombay Stock Exchange. In the first year, 900 meritorious children of the shareholders received the scholarships. Of these, in 2007 - 08 which is the 4th year of the Scheme, a total of 101 scholars continued to receive the scholarship for their education, leading to Degree / Diploma course, the rest having completed their education.

Reliance School of Life Sciences (RSLS)

Reliance School of Life Sciences is a centre of excellence established by the DAF in 2007. It is dedicated to providing graduate, post graduate, doctoral research and continuing education programmes in various domains of life sciences and related technologies. RSLS currently operates from a state of the art campus at Navi Mumbai. The first Diploma Programme in Clinical Research and Biopharmaceutical Manufacturing commenced from July 2007.

Dhirubhai Ambani International School

In just five years, Dhirubhai Ambani International School has emerged as a centre of excellence, with outstanding achievements and all-round development of its students, as outlined in the Annual Report 2006 - 2007. An LKG-12 school, it prepares students for the ICSE, the IGCSE and the IB Diploma Examinations and is a member of the Cambridge International Primary Program (CIPP).

The first three batches of the school's IB Diploma candidates are pursuing their undergraduate studies at leading universities worldwide, and this year some are completing their degrees in the UK and India! The fourth batch, the Class of 2008 (88 candidates), has also earned outstanding university placement offers, as reflected in the accompanying list as per Annexure-A. Several of these universities have also offered scholarships to our students.

A range of achievements in broader areas, in addition to those already reported on before, indicates the increasing balance and depth of learning experiences at the school.

The CAS (Creativity, Action and Service) program, part of the IB Diploma program, serves as a key opportunity for our students to engage with a variety of social causes. Our students work with a number of NGOs - Advitya, Akanksha, CCDT, Magic Bus, Muktangan, Pratham, Pukar, and Amnesty. Indo-French Schools, a joint service project between our school, L'Ermitage School, Paris and The Franco-Indian school of Bombay, teach English to children in a slum in Malad (Mumbai). It also has conducted eye check-ups for children there. The 'Across the Road' service project recently launched by the school serves children in the slum areas adjacent to the school and supports them in their educational and developmental needs.

In December 2007, the school celebrated its Annual Day as **'The Great Indian Mela'** - a musical event to celebrate India's 60 years of Independence, as well as a fete that raised considerable funds for the NGOs that our students support and work with. The two evening performances were enjoyed by 6,500 people from the school community.

In keeping with its philosophy of constantly endeavoring to provide opportunities for the overall development of children, this year the school is launching **The Dhirubhai Ambani International School Study & Activity Center at Matheran**. Set in a lush green 18-acre campus, with sports, recreation and study facilities, it serves as a base for outdoor pursuits for our children and faculty, and for engaging with neighboring villages in their development. DAIS students have annual exchange trips with L'Ermitage, and also CAS exchange trips with a school in Mauritius.

In May-June 2007, the school organized its Inaugural International Football Camp, which was led by three prominent coaches from the United Kingdom. Over 70 students from the school participated in this 7-day camp.

In March 2008, the school earned **Regional Membership of 'Round Square'**. The criteria for membership include a strong commitment to participate in the six pillars that form the foundation of 'Round Square' - international understanding, democracy, environment, adventure, leadership, and service.

Annexure - A

College-wise position of admission offers earned by the IB Diploma Class of 2008

NAME OF THE UNIVERSITY	COUNTRY	WORLD UNIVERSITY RANKING Times Higher Education Supplement Nov 2007 (World's top 200 Universities)	U. S. NEWS & WORLD REPORT America's Best Colleges 2008 Edition	NUMBER OF ADMISSION OFFERS TO DAIS STUDENTS
Harvard University	USA	1	2	1
Yale University	USA	2	3	2
University of Oxford	UK	2	NA	1
University of Cambridge	UK	2	NA	2
Imperial College London	UK	5	NA	8
Princeton University	USA	6	1	2
University of Chicago	USA	7	9	1
University College London	UK	9	NA	16
Columbia University	USA	11	9	2
McGill University	Canada	12	NA	7
Duke University	USA	13	8	1
University of Pennsylvania	USA	14	5	8
Stanford University	USA	19	4	2
Cornell University	USA	20	12	2
Carnegie Mellon University	USA	20	22	9
University of California-Berkeley	USA	22	21	6
University of Edinburgh	UK	23	NA	1
King's College London	UK	24	NA	9
Northwestern University	USA	29	14	7
University of Manchester	UK	30	NA	4
Brown University	USA	32	14	4
University of British Columbia	Canada	33	NA	3
University of Bristol	UK	37	NA	6
University of Michigan-Ann Arbor	USA	38	25	15
University of Toronto	Canada	45	NA	6
Boston University	USA	47	57	12
New York University	USA	49	34	9
University of Texas-Austin	USA	51	44	4
University of Wisconsin-Madison	USA	55	38	1
University of Warwick	UK	57	NA	24
University of California-San Diego	USA	58	38	1
London School of Economics	UK	59	NA	5
University of Sheffield	UK	68	NA	1
University of Nottingham	UK	70	NA	6
University of Illinois-Urbana Champaign	USA	73	38	15
University of York	UK	74	NA	2
Emory University	USA	74	17	3
University of St. Andrews	UK	76	NA	2
Purdue University	USA	77	64	12
University of Southampton	UK	80	NA	2
Queen's University	Canada	88	NA	1
Penn State University	USA	90	18 (in Business)	7
Rice University	USA	92	17	1
University of California-Davis	USA	96	42	3
Georgia Institute of Technology	USA	97	35	9
Cardiff University	UK	99	NA	1
University of Liverpool	UK	101	NA	1
Georgetown University	USA	102	23	2
Durham University	UK	109	NA	1
University of California-Santa Barbara	USA	117	44	2
University Southern California	USA	119	27	12
Ohio State University	USA	120	57	1
University of Sussex	UK	121	NA	2

NAME OF THE UNIVERSITY	COUNTRY	WORLD UNIVERSITY RANKING Times Higher Education Supplement Nov 2007 (World's top 200 Universities)	U. S. NEWS & WORLD REPORT America's Best Colleges 2008 Edition	NUMBER OF ADMISSION OFFERS TO DAIS STUDENTS
Texas A & M University-College Station	USA	122	62	1
University of Western Ontario	Canada	126	NA	1
Arizona State University	USA	134	124	1
Indiana University-Bloomington	USA	137	11 (in Business)	7
University of Aberdeen	UK	137	NA	1
University of California-Irvine	USA	140	44	1
University of Bath	UK	145	NA	6
Tufts University	USA	159	28	1
Virginia-Tech University	USA	166	71	1
Rutgers, The State University of New Jersey	USA	177	59	1
University of Surrey	UK	190	NA	2
Rensselaer Polytechnic Institute	USA	191	44	2
University of California-Los Angeles	USA	NA	25	5
Syracuse University	USA	NA	50	2
University of Miami	USA	NA	52	1
Northeastern University	USA	NA	96	1
Drexel University	USA	NA	108	1
New Jersey Institute of Technology	USA	NA	124	1
Harvey Mudd College	USA	NA	1 (in Engg)	3
Embry-Riddle Aeronautical University	USA	NA	9 (in Engg)	1
Swarthmore College	USA	NA	3 (in Liberal Arts)	2
Wellesley College	USA	NA	4 (in Liberal Arts)	2
Middlebury College	USA	NA	5 (in Liberal Arts)	1
Haverford College	USA	NA	10 (in Liberal Arts)	1
Wesleyan University	USA	NA	11 (in Liberal Arts)	1
Vassar College	USA	NA	11 (in Liberal Arts)	2
Bryn Mawr College	USA	NA	24 (in Liberal Arts)	5
Lafayette College	USA	NA	34 (in Liberal Arts)	2
Bard College	USA	NA	37 (in Liberal Arts)	1
Franklin & Marshall College	USA	NA	40 (in Liberal Arts)	1
Denison University	USA	NA	52 (in Liberal Arts)	1
Babson College	USA	NA	27 (in Business)	3
Villanova University	USA	NA	1 (Master's Universities)	1
Bentley College	USA	NA	6 (Master's Universities)	1
Rochester Institute of Technology	USA	NA	8 (Master's Universities)	1
Emerson College	USA	NA	16 (Master's Universities)	3
New York Institute of Technology	USA	NA	80 (Master's Universities)	1
School of the Art Institute of Chicago	USA	NA	NA	2
Savannah College of Art and Design	USA	NA	NA	1
Parsons The New School for Design	USA	NA	NA	1
Otis College of Art & Design	USA	NA	NA	1
Florida Institute of Technology	USA	NA	NA	4
Chapman University	USA	NA	NA	1
California College of Arts	USA	NA	NA	2
City University, London	UK	NA	NA	1
School of Oriental and African Studies	UK	NA	NA	4
Royal Halloway, University of London	UK	NA	NA	1
Loughborough University	UK	NA	NA	2
Kingston University	UK	NA	NA	1
Brunel University	UK	NA	NA	2
The University of Bradford	UK	NA	NA	1
Carleton University	Canada	NA	NA	1
University of Guelph	Canada	NA	NA	1
York University	Canada	NA	NA	1
University of Ontario	Canada	NA	NA	1

Report on Corporate Governance

Corporate Governance is based on the principles of integrity, fairness, equity, transparency, accountability and commitment to values. Good governance practices stem from the culture and mindset of the organisation. As stakeholders across the globe evince keen interest in the practices and performance of companies, Corporate Governance has emerged on the centre stage.

Over the years, governance processes and systems have been strengthened at Reliance. In addition to complying with the statutory requirements, effective governance systems and practices towards improving transparency, disclosures, internal controls and promotion of ethics at work-place have been institutionalised. Reliance recognises that good Corporate Governance is a continuing exercise and reiterates its commitment to pursue highest standards of Corporate Governance in the overall interest of all the stakeholders. For implementing the Corporate Governance practices, Reliance has a well defined policy framework consisting of the following :

- Reliance's values and commitments policy
- Reliance's code of ethics
- Reliance's business policies
- Reliance's policy for prohibition of insider trading
- A detailed programme of ethics management

These policies and their effective implementation underpin the commitment of the Company to uphold the highest principles of Corporate Governance consistent with the Company's goal to enhance shareholder value.

Corporate Governance Monitoring and Review Process at Reliance :

Reliance continuously reviews its policies and practices of Corporate Governance with a clear goal not merely to comply with statutory requirements in letter and spirit but also constantly endeavours to implement the best international practices of Corporate Governance, in the overall interest of all stakeholders.

Some of the major initiatives taken by the Company towards strengthening its corporate governance systems and practices include the following :

(a) Corporate Governance and Stakeholders' Interface Committee :

The Corporate Governance and Stakeholders' Interface Committee consisting of independent directors examines various Corporate Governance practices from time to time and recommends to the Board for adoption.

Establishment of a dedicated independent Board Committee demonstrates the level of management's commitment in putting in place a pervasive governance framework flowing from the top.

The scope of the Corporate Governance and Stakeholders' Interface Committee was enhanced to act as **Nomination Committee** as well. Accordingly, the Committee evaluates and recommends to the Board the appointment of Directors on the Board. This move of the management aims at ensuring increased level of transparency, objective evaluation of the Board strength and impartial selection of new Directors on the Board.

(b) Corporate Governance Manual :

The Corporate Governance Manual ('the Manual') of the Company sets out amongst others the procedures for effective functioning of the Board and its Committees. The Manual also incorporates the Code of Business Conduct and Ethics for Directors and Management Personnel, Code of Ethics for Employees, Code of Conduct for Prohibition of Insider Trading and key accounting policies. These policies are constantly monitored and reviewed by the Corporate Governance and Stakeholders' Interface Committee, from time to time.

(c) Secretarial Audit :

The Company has appointed an independent practicing Company Secretary to conduct secretarial audit. The quarterly audit reports are placed before the Board and the annual audit report placed before the Board is included in the Annual Report.

This audit has been introduced to report to the management as well as the shareholders of the status of compliance with various applicable corporate and securities laws.

(d) Guidelines for the Board / Committee Meetings :

The Company has defined guidelines for meetings of the Board and Board Committees. These Guidelines seek to systematise the decision making process at the meetings of the Board and Board Committees in an informed and efficient manner. The salient features of the guidelines have been dealt with in detail elsewhere in this report.

(e) Best Governance Practices :

It is the Company's constant endeavour to adopt the best governance practices as laid down in international codes of Corporate Governance and as practiced by well known global companies.

Some of the best global governance norms put into practice at Reliance include the following -

(i) The Company has a designated Lead Independent Director with a defined role.

(ii) All securities related filings with Stock Exchanges and SEBI are reviewed on a quarterly basis by the Shareholders' / Investors' Grievance Committee.

(iii) The Company has established policies and procedures for corporate communication and disclosures.

(f) Role of the Company Secretary in Overall Governance Process :

The Company Secretary plays a key role in ensuring that the Board procedures are followed and regularly reviewed. The Company Secretary ensures that all relevant information, details and documents are made available to the directors and senior management for effective decision making at the meetings. The Company Secretary is primarily responsible to ensure compliance with applicable statutory requirements and is the interface between the management and regulatory authorities for governance matters. All the Directors of the Company have access to the advice and services of the Company Secretary.

(g) **Observance of the Secretarial Standards issued by the Institute of Company Secretaries of India :**

The Institute of Company Secretaries of India (ICSI) is one of the premier professional bodies in India. ICSI has issued Secretarial Standards on important aspects like Board meetings, General meetings, Payment of Dividend, Maintenance of Registers and Records, Minutes of Meetings and Transmission of Shares and Debentures. Though these standards are recommendatory in nature, the Company adheres to the standards voluntarily.

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges in India (Clause 49) and some of the best practices followed internationally on Corporate Governance, the report containing the details of governance systems and processes at Reliance Industries Limited is as under :

1. Company's Philosophy on Code of Governance

Reliance's philosophy on Corporate Governance envisages attainment of the highest levels of transparency, accountability and equity in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, lenders, Government and the society at large. Reliance is committed to achieve and maintain the highest standards of Corporate Governance. Reliance believes that all its actions must serve the underlying goal of enhancing overall shareholder value on a sustained basis.

Reliance is committed to the best governance practices that create long term sustainable shareholder value. Keeping in view the Company's size, complexity, global operations and corporate traditions, the Reliance Governance framework is based on the following main principles :

- Constitution of a Board of Directors of appropriate composition, size, varied expertise and commitment to discharge its responsibilities and duties.
- Ensuring timely flow of information to the Board and its Committees to enable them to discharge their functions effectively.
- Independent verification and safeguarding integrity of the Company's financial reporting.
- A sound system of risk management and internal control.
- Timely and balanced disclosure of all material information concerning the Company to all stakeholders.
- Transparency and accountability.
- Compliance with all the applicable rules and regulations.
- Fair and equitable treatment of all its stakeholders including employees, customers, shareholders and investors.

2. Board Composition and Particulars of Directors

Board Composition

The Company's policy is to maintain optimum combination of Executive and Non-Executive Directors. The Board consists of 13 Directors, out of which 8 are Independent Directors. Composition of the Board and category of Directors are as follows :

Category	Name of the Directors
Promoter Director	Mukesh D. Ambani *Chairman & Managing Director*
Executive Directors	Nikhil R. Meswani Hital R. Meswani Hardev Singh Kohli
Non-Executive Non-Independent Director	Ramniklal H. Ambani
Independent Directors	Mansingh L. Bhakta Yogendra P. Trivedi Dr. Dharam Vir Kapur Mahesh P. Modi S. Venkitaramanan Prof. Ashok Misra Prof. Dipak C. Jain Dr. Raghunath A. Mashelkar

All the Independent Directors of the Company furnish a declaration at the time of their appointment as also annually that they qualify the conditions of their being independent as laid down under Clause 49. All such declarations are placed before the Board.

No Director is related to any other Director on the Board in terms of the definition of 'relative' given under the Companies Act, 1956, except Shri Nikhil R. Meswani and Shri Hital R. Meswani, who are brothers.

What constitutes independence of Directors

For a Director to be considered Independent, the Board determines that the Director does not have any direct or indirect material pecuniary relationship with the Company. The Board has adopted guidelines to determine independence, which are in line with the applicable legal requirements.

Lead Independent Director

The Board of Directors of the Company has designated Shri Mansingh L. Bhakta as the Lead Independent Director. The role of Lead Independent Director is as follows :

- To preside over all meetings of Independent Directors.
- To ensure that there is adequate and timely flow of information to Independent Directors.
- To liaise between the Chairman & Managing Director, the Management and the Independent Directors.

- To advise on the necessity of retention or otherwise of consultants who report directly to the Board or the Independent Directors.
- To preside over meetings of the Board and Shareholders when the Chairman and Managing Director is not present or where he is an interested party.
- To perform such other duties as may be delegated to the Lead Independent Director by the Board / Independent Directors.

Directors' Profile

Brief resume of all the Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorships, memberships/chairmanships of Board Committees and their shareholding in the Company are provided below :

a) **Shri Mukesh D. Ambani** is a Chemical Engineer from the University of Bombay and pursued MBA from Stanford University, USA. He is the son of Shri Dhirubhai H. Ambani, Founder Chairman of the Company. Shri Ambani joined Reliance in 1981 and initiated Reliance's backward integration from textiles into polyester fibres and further into petrochemicals, petroleum refining and oil and gas exploration and production. In this process, he directed the creation of several new world-class manufacturing facilities involving diverse technologies that have raised Reliance's petrochemicals manufacturing capacities from less than a million tonnes to about twenty million tonnes per year.

   Shri Ambani directed and led the creation of the world's largest grassroots petroleum refinery at Jamnagar, India, with a current capacity of 660,000 barrels per day (33 million tonnes per year) integrated with petrochemicals, power generation, port and related infrastructure.

   Shri Ambani had set up one of the largest and most complex information and communications technology initiative in the world in the form of Reliance Infocomm Limited (now Reliance Communications Limited).

   Shri Ambani is also steering Reliance's initiatives in a world scale, offshore, deep water oil and gas exploration and production program, setting up of a second petroleum refinery at Jamnagar, development of infrastructure facilities and implementation of a pan-India organized retail network spanning multiple formats and supply chain infrastructure.

   Shri Ambani's accolades include:

   - Bestowed the US-India Business Council (USIBC) 'Global Vision' 2007 Award for Leadership in 2007.
   - Invited to be a member of the World Business Council for Sustainable Development (WBCSD). He is the only Indian CEO to be a Council Member of WBCSD.
   - Conferred 'ET Business Leader of the Year' Award by The Economic Times (India) in the year 2006.
   - Conferred the Degree Honoris Causa, Honorary Doctorate by the Maharaja Sayajirao University in 2007.
   - Conferred the India Business Leadership Award by CNBC-TV18 in 2007.
   - Received the first NDTV-Profit 'Global Indian Leader Award' from Hon'ble Prime Minister of India, Shri Manmohan Singh in New Delhi in the year 2006.
   - Had the distinction and honour of being the co-chair at the World Economic Forum in Davos, Switzerland.
   - Ranked 42nd among the 'World's Most Respected Business Leaders' and second among the four Indian CEOs featured in a survey conducted by Pricewaterhouse Coopers and published in Financial Times, London, in November, 2004.
   - Conferred the World Communication Award for the 'Most Influential Person' in Tele-communications by Total Telecom, in October, 2004.
   - Conferred the 'Asia Society Leadership Award' by the Asia Society, Washington D.C., USA, in May, 2004.

   Shri Ambani is a member of the Prime Minister's Council on Trade and Industry, Government of India and the Board of Governors of the National Council of Applied Economic Research, New Delhi. He is a member of the Indo-US CEOs Forum, the International Advisory Board of Citigroup, International Advisory Board of the National Board of Kuwait and McKinsey Advisory Council.

   He is the Chairman, Board of Governors of the Indian Institute of Management, Bangalore and a member of the Advisory Council of the Indian Institute of Technology, Mumbai. He is also a member of the Advisory Council for the Graduate School of Business of the Stanford University.

   Shri Ambani is the Chairman of Reliance Petroleum Limited and Reliance Retail Limited and a Director of Reliance Europe Limited, KDA Enterprises Private Limited and Pratham India Education Initiative. He is the Chairman of the Finance Committee, a member of the Shareholders'/ Investors' Grievance Committee and the Employees Stock Compensation Committee of the Company.

   Shri Ambani is the Promoter of the Company and holds 18,07,923 shares of the Company in his name as on March 31, 2008.

b) **Shri Nikhil R Meswani** is a Chemical Engineer. He is the son of Shri Rasiklal Meswani, one of the Founder Directors of the Company.

   Shri Meswani joined Reliance at an early age in 1986 and since July 01, 1988 he is a Whole-time Director designated as Executive Director on the Board of Reliance.

He is responsible for the entire Petrochemicals and Polyester Businesses. He has contributed to the growth of the Petrochemicals and Polyester Divisions of Reliance to its present position as a market leader in India and one amongst the top ten Petrochemicals companies in the world. In addition, he handles several corporate responsibilities.

Shri Meswani is a Director of Reliance Commercial Dealers Limited. He is a member of the Finance Committee and the Shareholders'/ Investors' Grievance Committee of the Company.

He is a member on several committees of the Government of India connected with the Ministry of Textiles, Petrochemicals and Petroleum & Natural Gas.

Shri Meswani is the President of Association of Synthetic Fibre Industry. He was also the Chairman of Asian Chemical Fibre Industries Federation.

He was named Young Global Leader of Tomorrow by the World Economic Forum in 2005 and continues to actively participate in the activities of the World Economic Forum.

He was honoured by the Textile Association (India), Institute of Economic Studies, Ministry of Commerce & Industry and the University Institute of Chemical Technology (UICT), Mumbai.

Shri Meswani holds 1,21,174 shares of the Company in his name as on March 31, 2008.

c) **Shri Hital R. Meswani** graduated with honours in the Management & Technology programme from University of Pennsylvania. He received a B.S. Degree in Chemical Engineering and B.S. Economics from the Wharton Business School, both from University of Pennsylvania, U.S.A.

Shri Meswani joined Reliance Industries Limited in 1990. He is on the Board of the Company as Whole-time Director designated as Executive Director since August 4, 1995, with overall responsibility of the Petroleum Business and all manufacturing and project activities of the group.

Shri Meswani is a Director of Reliance Industrial Investments and Holdings Limited, Reliance Petroleum Limited and Reliance Commercial Dealers Limited. He is the Chairman of the Audit Committee of Reliance Industrial Investments and Holdings Limited, member of the Shareholders'/Investors' Grievance Committee of Reliance Petroleum Limited. He is the Chairman of the Health, Safety & Environment Committee and a member of the Finance Committee and the Shareholders'/ Investors' Grievance Committee of the Company.

Shri Meswani holds 87,930 shares of the Company in his name as on March 31, 2008.

d) **Shri Hardev Singh Kohli** is a MSc. He has wide experience in implementation and operation of fertilizers and petrochemicals plants. Since 1991, he has been working at the Company's Hazira Manufacturing Division. He was appointed as a Whole-time Director of the Company designated as Executive Director with effect from April 1, 2000.

In recognition of his far reaching vision, management skills, innovative ideas, untiring efforts and dynamic leadership, he was conferred the prestigious The Wisitex Foundation Award - 1996 "Man of the Corporate Management".

He is a member of the Health, Safety and Environment Committee of the Company.

Shri Kohli holds 1,155 shares of the Company in his name as on March 31, 2008.

e) **Shri Ramniklal H. Ambani** has been one of the senior most Directors of the Company since January 11, 1977.

Shri Ramniklal H. Ambani is the elder brother of Shri Dhirubhai H. Ambani, the Founder Chairman of the Company and has been instrumental in chartering the growth of the Company during its initial years of operations from its factory at Naroda, in Ahmedabad.

Shri Ambani along with Late Shri Dhirubhai H. Ambani, set up and operated the textile plant of the Company at Naroda, Ahmedabad and was responsible in establishing the Reliance Brand name "VIMAL" in the textile market in the country.

Shri Ambani is a Director of Gujarat Industrial Investments Corporation Limited, Sintex Industries Limited and Yashraj Investments and Leasing Company Private Limited. He is the Chairman of the Audit Committee of Gujarat Industrial Investments Corporation Limited. He is the Chief Mentor in Tower Overseas Limited.

Shri Ambani holds 84,397 shares of the Company in his name as on March 31, 2008.

f) **Shri Mansingh L. Bhakta** is a Director of the Company since September 27, 1977. He is a Senior Partner of Messrs. Kanga & Company, a leading firm of Advocates and Solicitors in Mumbai. He has been in practice for over 50 years and has vast experience in the legal field and particularly on matters relating to corporate laws, banking and taxation.

Shri Bhakta is the legal advisor to leading foreign and Indian companies and banks. He has also been associated with a large number of Euro issues made by Indian companies. He was the Chairman of the Taxation Law Standing Committee of LAWASIA, an Association of Lawyers of Asia and Pacific which has its headquarters in Australia.

Shri Bhakta is a Director of Ambuja Cements Limited, Micro Inks Limited, The Indian Merchant's Chamber, Mumbai, JCB Manufacturing Limited and JCB India Limited. He is the Lead Independent Director of the Company. He is the Chairman of the Shareholders'/ Investors' Grievance Committee and the Remuneration Committee of the Company. He is the Chairman of the

Audit Committee, the Compensation and Remuneration Committee and the Banking Matters Committee of Ambuja Cements Limited and a member of the Audit Committees of Micro Inks Limited and JCB India Limited. He is Recipient of Rotary Centennial Service Award for Professional Excellence from Rotary International. He is listed as one of the Leading Lawyers of Asia for 2006 and 2007 by Asialaw, Hongkong.

Shri Bhakta holds 1,57,000 shares of the Company in his name as on March 31, 2008.

g) **Shri Yogendra P. Trivedi** is a Director of the Company since April 16, 1992. Shri Trivedi is practicing as Senior Advocate, Supreme Court. He is a member of the Rajya Sabha. He is holding important positions in various fields viz., economic, professional, political, commercial, education, medical, sports and social fields. He has received various awards and merits for his contribution in various fields. He was a Director in Central Bank of India and Dena Bank amongst many other reputed companies. He is the past President of Indian Merchants' Chamber and was on the Managing Committee of ASSOCHAM and International Chamber of Commerce.

Shri Trivedi is the Chairman of The Zandu Pharmaceutical Works Limited, Sai Service Station Limited and Trivedi Consultants Private Limited. He is a Director of Reliance Petroleum Limited, Safari Industries (India) Limited, Birla Power Solutions Limited, Birla Cotsyn (India) Limited, The Supreme Industries Limited, Zodiac Clothing Company Limited, Seksaria Biswan Sugar Factory Limited, New Consolidated Construction Company Limited, Colosseum Sports and Recreation International, Metro Exporters Private Limited, Clare Mont Trading Private Limited and Monica Travels Private Limited.

Shri Trivedi is also a Member of Indian Merchants' Chamber, All India Association of Industries, Western India Automobile Association.

Shri Trivedi is the Chairman of the Audit Committees of Reliance Petroleum Limited, The Zandu Pharmaceutical Works Limited and Birla Power Solutions Limited. He is a member of the Audit Committee of Zodiac Clothing Company Limited, Sai Service Station Limited, Seksaraia Biswan Sugar Factory Limited and New Consolidated Construction Company Limited. He is the Chairman of the Shareholders'/ Investors' Grievance Committee of Reliance Petroleum Limited. He is also the Chairman of the Audit Committee, Corporate Governance and Stakeholders' Interface Committee, the Employees Stock Compensation Committee and the Retail Business Committee of the Company. He is also a member of the Shareholders'/Investors' Grievance Committee and the Remuneration Committee of the Company.

Shri Trivedi holds 12,200 shares of the Company in his name as on March 31, 2008.

h) **Dr. Dharam Vir Kapur** is a Director of the Company since March 28, 2001. He is an honours Graduate in Electrical Engineering with wide experience in Power, Capital Goods, Chemicals and Petrochemicals Industries.

Dr. Kapur had an illustrious career in the Government sector with a successful track record of building vibrant organisations and successful project implementation. He served Bharat Heavy Electricals Limited (BHEL) in various positions with distinction but his most remarkable achievement was establishment of a fast growing systems oriented National Thermal Power Corporation (NTPC) of which he was the founder Chairman-cum-Managing Director. For the contribution to success and leadership of the fledgling organisation, he was described as Model Manager by the Board of Executive Directors of World Bank.

Dr. Kapur served as Secretary to the Government of India in the Ministries of Power, Heavy Industry and Chemicals & Petrochemicals during 1980-86. He was also associated with a number of national institutions as Member, Atomic Energy Commission; Member, Advisory Committee of the Cabinet for Science and Technology; Chairman, Board of Governors, IIT Bombay; Member, Board of Governors, IIM Lucknow and Chairman, National Productivity Council.

In recognition of his services and significant contributions in the field of Technology, Management and Industrial Development, Jawaharlal Nehru Technological University, Hyderabad conferred on him the degree of D. Sc.

Dr. Kapur is Chairman (Emeritus) of Jacobs H&G (P) Limited and Chairman, GKN Driveline (India) Limited and Drivetech Accessories Limited. He is also a member of Boards of Directors of Honda Seil Power Products Limited, Zenith Birla (India) Limited, DLF Power Limited and DLF Limited. Earlier he was a Director on the Boards of Tata Chemicals Limited, L&T Limited and Ashok Leyland Limited. He is Chairman of Audit Committees of Honda Seil Power Products Limited and GKN Driveline (India) Limited, Shareholders'/Investors' Relations Committees of Honda Seil Power Products Limited and DLF Limited, Chairman's Executive Committee of GKN Driveline (India) Limited and Corporate Governance Committee of DLF Limited. He is a member of Audit Committee of Zenith Birla (India) Limited and DLF Limited and of the Remuneration Committee of Honda Seil Power Products Limited.

He is also a member of the Corporate Governance and Stakeholders' Interface Committee, Remuneration Committee, Retail Business Committee and Health, Safety and Environment Committee of the Company.

Dr. Kapur holds 6,799 shares of the Company in his name as on March 31, 2008

i) **Shri Mahesh P. Modi**, M.Sc.(Econ.) (London), is a Director of the Company since March 28, 2001. He held high positions in Government of India as Chairman of Telecom Commission; Secretary, Ministry of Coal; Special Secretary, Insurance and Joint Secretary,

Ministry of Petroleum, Chemicals and Fertilizers. He has considerable management experience, particularly in the fields of energy, insurance, petrochemicals and telecom.

At present, Shri Modi is a Director on the Boards of ICICI Prudential Life Insurance Company Limited and Reliance Petroleum Limited. He is the Chairman of the Audit Committee of ICICI Prudential Life Insurance Company Limited.

Shri Modi is a member of the Audit Committee and the Shareholders'/Investors' Grievance Committee of Reliance Petroleum Limited. He is also a member of the Audit Committee, the Employees Stock Compensation Committee and the Corporate Governance and Stakeholders' Interface Committee of the Company.

Shri Modi holds 562 shares of the Company in his name as on March 31, 2008.

j) **Shri S. Venkitaramanan** is a Director of the Company since June 27, 1997. He holds a Master's Degree in Physics from the University of Kerala and also a Masters Degree in Industrial Administration from Carnegie Mellon University, Pittsburgh, USA.

Shri Venkitaramanan is a former Governor of Reserve Bank of India and former Secretary to the Government of India, Ministry of Finance. He is a Director of Housing Development Finance Corporation Limited, New Tirupur Area Development Corporation Limited and Tamil Nadu Water Investment Company Limited.

Shri Venkitaramanan is a member of the Audit Committee and the Remuneration Committee of the Company.

Shri Venkitaramanan does not hold any shares of the Company.

k) **Prof. Ashok Misra** is a Director of the Company since April 27, 2005. He is a Ph.D. and M.S. in Polymer Science & Engineering from the University of Massachusetts, USA and M.S. in Chemical Engineering from Tufts University, USA and B. Tech. in Chemical Engineering from IIT, Kanpur. He has also completed the Executive Development Program in 1999 and the programme on "Strategies for Improving Directors' Effectiveness" in 2003 at the Kellogg School of Management, Northwestern University, Evanston, Illinois, USA.

Prof. Misra authored one book on Polymers and published several articles in international journals and has been awarded six patents. He is on the editorial boards of four scientific journals.

Prof. Misra is Director of Indian Institute of Technology Powai, Mumbai, since May 2000. He is a member of several professional scientific societies. He is the President of the Indian National Academy of Sciences India (NASI); Fellow of the National Academy of Engineering, Indian Institute of Chemical Engineers, Indian Plastics Institute and the Maharashtra Academy of Sciences. He is a member of the Scientific Advisory Committee to the Cabinet, Government of India. He is a Member of the International Academic Advisory Panel, Government of Singapore; International Advisory Board, College of Engineering, University of California, Santa Barbara, USA and Member, Independent Scientific Advisory Board of the World Bank for the African Institutes of Science & Technology. He is a Director on the Boards of National Thermal Power Corporation Limited (NTPC) and Rashtriya Chemicals & Fertilizers Limited (RCF). He is the Chairman of the Management Controls Committees of NTPC and Management Committee of RCF. He is on the Board / Council of several national educational institutions and serves as Member on a number of national committees for research and development programmes.

Prof. Misra holds 220 shares of the Company in his name as on March 31, 2008.

l) **Prof. Dipak C. Jain** is a Director of the Company since August 4, 2005. He is a Ph.D. in Marketing and M.S. in Management Science from the University of Texas and M.S. in Mathematical Statistics from Gauhati University. Prof. Jain is a distinguished teacher and scholar. He has been Dean of the Kellogg School of Management, Northwestern University, Evanston, Illinois, USA since July, 2001. He has more than 20 years experience in management and education. He has published several articles in international journals on marketing and allied subjects.

Prof. Jain's academic honors include the Sidney Levy Award for Excellence in Teaching in 1995; the John D.C. Little Best Paper Award in 1991; Kraft Research Professorships in 1989-90 and 1990-91; the Beatrice Research Professorship in 1987-88; the Outstanding Educator Award from the State of Assam in India in 1982; Gold Medal for the Best Post-Graduate of the Year from Gauhati University in India in 1978; Gold Medal for the Best Graduate of the Year from Darrang College in Assam in India in 1976; Gold Medal from Jaycees International in 1976; the Youth Merit Award from Rotary International in 1976; and the Jawaharlal Nehru Merit Award, Government of India in 1976.

Prof. Jain is a Member of American Marketing Association and the Institute of Management Services. He is a Director of John Deere & Company, Hartmarx Corporation and Northern Trust Bank (companies incorporated outside India). He is a Director of Reliance Retail Limited. He is also a member of the Retail Business Committee and the Employees Stock Compensation Committee of the Company.

Prof. Jain does not hold any shares of the Company.

m) **Dr. Raghunath Anant Mashelkar,** an eminent scientist was appointed as a Director of the Company since June 9, 2007. He is a Ph.D. in Chemical Engineering. He is the President of Global Research Alliance, a network of publicly funded R&D institutes from Asia-Pacific, Europe and USA with over 60,000 scientists.

Formerly, Dr. Mashelkar was the Director General of the Council of Scientific and Industrial Research (CSIR) for over eleven years. He was also the President of Indian National Science Academy (INSA).

Dr. Mashelkar is only the third Indian Engineer to have been elected as Fellow of Royal Society (FRS), London in the twentieth century. He was elected Foreign Associate of National Academy of Science, USA (2005), Foreign Fellow of US National Academy of Engineering (2003), Fellow of Royal Academy of Engineering, U.K. (1996), and Fellow of World Academy of Art & Science, USA (2000).

Twenty-six universities have honoured him with honorary doctorates, which include Universities of London, Salford, Pretoria, Wisconsin and Delhi.

Dr. Mashelkar has won over 50 awards and medals from several bodies for his outstanding contribution in the field of science and technology. He is the only scientist so far to have won the JRD Tata Corporate Leadership Award (1998) and the Star of Asia Award (2005) at the hands of George Bush Sr., the former president of USA.

The President of India honoured Dr. Mashelkar with Padmashri (1991) and with Padmabhushan (2000), which are two of the highest civilian honours in recognition of his contribution to nation building.

Dr. Mashelkar is a Director of ICICI Knowledge Park, Thermax Limited, Tata Motors Limited, Piramal Life Sciences Limited, Indigene Pharmaceuticals Private Limited, GeneMedix Biological Private Limited and Hindustan Unilever Ltd.

Dr. Mashelkar is a member of the Audit committee of Tata Motors Limited.

Dr. Mashelkar does not hold any shares of the Company.

3. Board Meetings, its Committee Meetings and Procedures

A. Institutionalised decision making process

The Board of Directors is the apex body constituted by the shareholders for overseeing the overall functioning of the Company. The Board provides and evaluates the strategic direction of the Company, management policies and their effectiveness and ensures that the long-term interests of the shareholders are being served. The Chairman and Managing Director is assisted by the Executive Directors / senior managerial personnel in overseeing the functional matters of the Company.

The Board has constituted seven standing Committees, namely Audit Committee, Corporate Governance and Stakeholders' Interface Committee, Employees Stock Compensation Committee, Finance Committee, Health, Safety and Environment Committee, Remuneration Committee and Shareholders' / Investors' Grievance Committee. The Board is authorized to constitute additional functional Committees, from time to time, depending on the business needs.

The internal Guidelines for Board / Board Committee meetings facilitate the decision making process at the meetings of the Board/Committees in an informed and efficient manner. The following sub-sections deal with the practice of these guidelines at Reliance.

B. Scheduling and selection of Agenda Items for Board meetings

(i) Minimum six pre-scheduled Board meetings are held every year. Apart from the above, additional Board meetings are convened by giving appropriate notice to address the specific needs of the Company. In case of business exigencies or urgency of matters, resolutions are passed by circulation.

(ii) The meetings are usually held at the Company's Registered Office at Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

(iii) All divisions/departments of the Company are advised to schedule their work plans well in advance, particularly with regard to matters requiring discussion / approval / decision at the Board / Committee meetings. All such matters are communicated to the Company Secretary in advance so that the same could be included in the Agenda for the Board / Committee meetings.

(iv) The Board is given presentations covering Finance, Sales, Marketing, major business segments and operations of the Company, global business environment, all business areas of the Company including business opportunities, business strategy and the risk management practices before taking on record the quarterly / annual financial results of the Company.

The information required to be placed before the Board includes :

- General notices of interest of Directors.
- Terms of reference of Board Committees.
- The minutes of the Board meetings of unlisted subsidiary companies.
- Minutes of meetings of Audit Committee and other Committees of the Board, as also resolutions passed by circulation.
- Appointment or resignation of Chief Financial Officer and Company Secretary.
- Annual operating plans of businesses, capital budgets and any updates.
- Quarterly results for the Company and its operating divisions or business segments.
- Dividend declaration.
- Quarterly summary of all long-term borrowings made, bank guarantees issued, loans and investments made.
- Sale of material nature, of investments, subsidiaries, assets, which is not in normal course of business.
- Statement of significant transactions and arrangements entered by unlisted subsidiary companies.

- Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material.
- Internal Audit findings and External Audit Reports (through the Audit Committee).
- Proposals for investment, mergers and acquisitions.
- Details of any joint venture, acquisitions of companies or collaboration agreement.
- Status of business risk exposures, its management and related action plans.
- Making of loans and investment of surplus funds.
- Non-compliance of any regulatory, statutory or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer (if any), etc.
- Show cause, demand, prosecution notices and penalty notices which are materially important.
- Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.
- Any material default in financial obligations to and by the Company, or substantial non payment for goods sold by the Company.
- Any issue, which involves possible public or product liability claims of substantial nature, including any judgment or order, which may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company.
- Significant labour problems and their proposed solutions. Any significant development in Human Resources / Industrial Relations front like implementation of Voluntary Retirement Scheme etc.
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property.
- Brief on statutory developments, changes in Government policies etc. with impact thereof, directors' responsibilities arising out of any such developments.
- Brief on clarifications made to the press.

(v) The Chairman of the Board and the Company Secretary in consultation with other concerned members of the senior management, finalise the agenda papers for the Board meetings.

C. Board Material distributed in advance

Agenda and Notes on Agenda are circulated to the Directors, in advance, in the defined Agenda format. All material information is incorporated in the Agenda papers for facilitating meaningful and focused discussions at the meeting. Where it is not practicable to attach any document to the Agenda, the same is tabled before the meeting with specific reference to this effect in the Agenda. In special and exceptional circumstances, additional or supplementary item(s) on the Agenda are permitted.

D. Recording Minutes of proceedings at Board and Committee meetings

The Company Secretary records the minutes of the proceedings of each Board and Committee meeting. Draft minutes are circulated to all the members of the Board / Committee for their comments. The final minutes are entered in the Minutes Book within 30 days from conclusion of the meeting.

E. Post Meeting Follow-up Mechanism

The Guidelines for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board and Committees thereof. The important decisions taken at the Board / Board Committee meetings are communicated to the departments / divisions concerned promptly. Action taken report on the decisions/minutes of the previous meeting(s) is placed at the immediately succeeding meeting of the Board / Committee for noting by the Board / Committee.

F. Compliance

The Company Secretary while preparing the Agenda, Notes on Agenda, Minutes etc. of the meeting(s), is responsible for and is required to ensure adherence to all the applicable laws and regulations including the Companies Act, 1956 read with the Rules issued thereunder and the Secretarial Standards recommended by the Institute of Company Secretaries of India.

4. Number of Board Meetings held and the dates on which held

Seven Board meetings were held during the year, as against the minimum requirement of four meetings. The Company has held at least one Board meeting in every three months and the maximum time gap between any such two meetings was not more than four months. The details of the Board meetings are as under:

Sl. No.	Date	Board Strength	No. of Directors Present
1	April 26, 2007	12	12
2	July 28, 2007	13	13
3	September 10, 2007	13	11
4	October 18, 2007	13	13
5	November 19, 2007	13	12
6	January 17, 2008	13	12
7	March 27, 2008	13	13

5. **Attendance of Directors at Board Meetings, last Annual General Meeting (AGM) and number of other Directorships and Chairmanships / Memberships of Committees of each Director in various companies :**

Name of the Director	Attendance of meetings during 2007-08		No. of Other Directorship (s)*	No. of Membership(s)/ Chairmanship(s) Board Committees of Other Companies**
	Board Meetings	Last AGM		
Mukesh D. Ambani	7	Yes	2	Nil
Nikhil R. Meswani	7	Yes	1	Nil
Hital R. Meswani	6	Yes	3	2 (including 1 as Chairman)
Hardev Singh Kohli	6	Yes	Nil	Nil
Ramniklal H. Ambani	7	Yes	2	1 (as Chairman)
Mansingh L. Bhakta	7	Yes	4	3 (including 1 as Chairman)
Yogendra P. Trivedi	7	Yes	11	8 (including 4 as Chairman)
Dr. Dharam Vir Kapur	7	No	6	6 (including 4 as Chairman)
Mahesh P. Modi	7	Yes	2	3 (including 1 as Chairman)
S. Venkitaramanan	7	Yes	3	Nil
Prof. Ashok Misra	7	Yes	2	Nil
Prof. Dipak C. Jain	7	No	1	Nil
Dr. Raghunath A. Mashelkar	4	Yes	4	1

* The Directorships held by Directors as mentioned above, do not include Alternate Directorships and Directorships of Foreign Companies, Section 25 Companies and Private Limited Companies.

** In accordance with Clause 49, Memberships / Chairmanships of only the Audit Committees and Shareholders' / Investors' Grievance Committees of all Public Limited Companies (excluding Reliance Industries Limited) have been considered.

Video/tele-conferencing facilities are also used to facilitate directors traveling abroad or present at other locations to participate in the meetings.

6. **Board Committees :**

A. Standing Committees

Details of the Standing Committees of the Board and other related information are provided hereunder :

(i) Audit Committee

Composition : The Audit Committee of the Board comprises three Independent Non-Executive Directors, namely Shri Yogendra P. Trivedi, Chairman, Shri S. Venkitaramanan, Vice Chairman, and Shri Mahesh P. Modi. All the members of the Audit Committee possess financial / accounting expertise. The composition of the Audit Committee meets the requirements of Section 292A of the Companies Act, 1956 and Clause 49 of the Listing Agreement.

Shri Vinod M. Ambani is the Secretary to the Audit Committee.

Objective : The Audit Committee assists the Board in its responsibility for overseeing the quality and integrity of the accounting, auditing and reporting practices of the Company and its compliance with the legal and regulatory requirements. The Committee's purpose is to oversee the accounting and financial reporting process of the Company, the audits of the Company's financial statements, the appointment, independence and performance of the statutory auditors, the performance of internal auditors and the Company's risk management policies.

Terms of Reference : The terms of reference / powers of the Audit Committee are as under :

A. Powers of the Audit Committee:

1. To investigate any activity within its terms of reference.
2. To seek information from any employee.
3. To obtain outside legal or other professional advice.
4. To secure attendance of outsiders with relevant expertise, if it considers necessary.

B. The role of the Audit Committee includes:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

2. Recommending to the Board, the appointment, reappointment and, if required, the replacement or removal of Statutory Auditors and fixation of audit fees.

3. Approval of payment to Statutory Auditors for any other services rendered by the Statutory Auditors.

4. Reviewing with the management, the annual financial statements before submission to the Board for approval, with particular reference to :
   - Matters required to be included in the Directors' Responsibility Statement to be included in the Directors' Report in terms of sub-section (2AA) of Section 217 of the Companies Act, 1956.
   - Changes, if any, in accounting policies and practices and reasons for the same.
   - Major accounting entries involving estimates based on the exercise of judgement by the management.
   - Significant adjustments made in the financial statements arising out of audit findings.
   - Compliance with listing and other legal requirements relating to financial statements.
   - Disclosure of related party transactions.
   - Qualifications in draft audit report.

5. Reviewing with the management, the quarterly financial statements before submission to the Board for approval.

6. Reviewing with the management, the performance of Statutory and Internal Auditors, adequacy of internal control systems.

7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit.

8. Discussion with Internal Auditors any significant findings and follow up thereon.

9. Reviewing the findings of any internal investigations by the Internal Auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

10. Discussion with Statutory Auditors before the audit commences, about the nature and scope of audit as well as post audit discussion to ascertain any area of concern.

11. To look into the reasons for substantial defaults, if any, in the payment to the depositors, debentureholders, shareholders (in case of non payment of declared dividends) and creditors.

12. To review the functioning of the Whistle Blower Mechanism.

13. Carrying out such other function as may be specifically referred to the Committee by the Board of Directors and / or other Committees of Directors of the Company.

14. To review the following information :
   - The management discussion and analysis of financial condition and results of operations;
   - Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
   - Management letters / letters of internal control weaknesses issued by the Statutory Auditors;
   - Internal audit reports relating to internal control weaknesses; and
   - The appointment, removal and terms of remuneration of Internal Auditors.

15. Reviewing the financial statements and in particular the investments made by the unlisted subsidiaries of Company.

16. Review of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.).

Meetings : Six meetings of the Audit Committee were held during the year ended March 31, 2008, as against the minimum requirement of four meetings.

Attendance of each Member at the Audit Committee meetings held during the year

Name of the Committee Member	No. of meetings held	No. of meetings attended
Yogendra P. Trivedi, Chairman	6	6
S. Venkitaramanan, Vice-Chairman	6	6
Mahesh P. Modi	6	6

Executives of Accounts Department, Finance Department, Secretarial Department and Management Audit Cell and Representatives of the Statutory and Internal Auditors were invited to attend the Audit Committee Meetings. The Cost Auditors appointed by the Company under Section 233B of the Companies Act, 1956 were also invited to attend the Audit Committee Meetings, where cost audit reports were discussed.

The Chairman of the Audit Committee was present at the last Annual General Meeting.

(ii) Corporate Governance and Stakeholders' Interface (CGSI) Committee

Composition : The Corporate Governance and Stakeholders' Interface Committee of the Board comprises three Independent Directors, namely, Shri Yogendra P. Trivedi, Chairman, Dr. Dharam Vir Kapur and Shri Mahesh P. Modi.

Terms of Reference : The terms of reference of the Corporate Governance and Stakeholders' Interface Committee, inter alia, include the following :

1. Observance of practices of Corporate Governance at all levels and to suggest remedial measures wherever necessary.
2. Provision of correct inputs to the media so as to preserve and protect the Company's image and standing.
3. Dissemination of factually correct information to the investors, institutions and public at large.
4. Interaction with the existing and prospective FIIs and rating agencies, etc.
5. Establishing oversight on important corporate communication on behalf of the Company with the assistance of consultants / advisors, if necessary.
6. Ensuring institution of standardised channels of internal communications across the Company to facilitate a high level of disciplined participation.
7. Recommendation for nomination of Directors on the Board.

Selection of Independent Directors :

Considering the requirement of the skill-sets on the Board, eminent persons having an independent standing in their respective field/profession and who can effectively contribute to the Company's business and policy decisions are considered by the Corporate Governance and Stakeholders' Interface Committee, which also acts as Nomination Committee for appointment of independent directors on the Board. The number of directorships and memberships held on various committees of other companies by such persons is also considered. The Board considers the recommendations of the Committee and takes appropriate decision.

Meetings : Four meetings of the Corporate Governance and Stakeholders' Interface Committee were held during the year ended March 31, 2008.

Attendance of each Member at the CGSI Committee meetings held during the year

Name of the Committee Member	No. of meetings held	No. of meetings attended
Yogendra P. Trivedi, Chairman	4	4
Dr. Dharam Vir Kapur	4	4
Mahesh P. Modi	4	4

(iii) Employees Stock Compensation Committee

Composition : The Employees Stock Compensation Committee of the Board comprises four Directors, namely, Shri Yogendra P. Trivedi (Chairman), Shri Mahesh P. Modi, Prof. Dipak C. Jain and Shri Mukesh D. Ambani.

Terms of Reference : The Committee was formed inter alia to formulate detailed terms and conditions of the Employees Stock Option Scheme including :

1. the quantum of options to be granted under Employees Stock Option Scheme per employee and in aggregate;
2. the conditions under which option vested in employees may lapse in case of termination of employment for misconduct;
3. the exercise period within which the employee should exercise the option and that the option would lapse on failure to exercise the option within the exercise period;
4. the specified time period within which the employee shall exercise the vested options in the event of termination or resignation of an employee;
5. the right of an employee to exercise all the options vested in him at one time or at various points of time within the exercise period;
6. the procedure for making a fair and reasonable adjustment to the number of options and to the exercise price in case of corporate actions such as rights issues, bonus issues, merger, sale of division and others;
7. the grant, vest and exercise of option in case of employees who are on long leave; and
8. the procedure for cashless exercise of options, if any.

Meetings : Two meetings of the Employees Stock Compensation Committee were held during the year ended March 31, 2008

Attendance of each Member at the Employees Stock Compensation Committee meetings held during the year

Name of the Committee Member	No. of meetings held	No. of meetings attended
Yogendra P. Trivedi, Chairman	2	2
Mahesh P. Modi	2	2
Prof. Dipak C. Jain	2	2
Mukesh D. Ambani	2	2

(iv) Finance Committee

Composition : The Finance Committee of the Board comprises three Directors, namely, Shri Mukesh D. Ambani, Chairman, Shri Nikhil R. Meswani and Shri Hital R. Meswani.

Terms of Reference :

1. Review the Company's financial policies, risk assessment and minimisation procedures, strategies and capital structure, working capital and cash flow management and make such reports and recommendations to the Board with respect thereto as it may deem advisable.
2. Review banking arrangements and cash management.
3. Exercise all powers to borrow moneys (otherwise than by issue of debentures), and taking necessary actions connected therewith including refinancing for optimisation of borrowing costs.
4. Giving of guarantees / issuing letters of comfort / providing securities within the limits approved by the Board.
5. Borrow monies by way of loan and / or issuing and allotting Bonds / Notes denominated in one or more foreign currencies in international markets, for the purpose of refinancing the existing debt, capital expenditure, general corporate purposes including working capital requirements and possible strategic investments within the limits approved by the Board.
6. Provide corporate guarantee / performance guarantee by the Company within the limits approved by the Board.
7. Approve opening and operation of Investment Management Accounts with Foreign Banks and appoint them as Agents, establishment of representative / sales offices in or outside India etc.
8. Carry out any other function as is mandated by the Board from time to time and / or enforced by any statutory notification, amendment or modification as may be applicable.
9. Other transactions or financial issues that the Board may desire to have them reviewed by the Finance Committee.
10. Delegate authorities from time to time to the Executives / Authorised persons to implement the decisions of the Committee.
11. Regularly review and make recommendations about changes to the charter of the Committee

Finance Committee held one meeting during the year, which was attended by all its members.

(v) Health, Safety and Environment (HS&E) Committee

Composition : The Health, Safety and Environment Committee of the Board comprises three Directors, namely, Shri Hital R. Meswani, Chairman, Shri Hardev Singh Kohli and Dr. Dharam Vir Kapur.

Terms of Reference : The Health, Safety and Environment Committee has been constituted, inter alia, to monitor and ensure maintaining the highest standards of environmental, health and safety norms and compliance with applicable pollution and environmental laws at all works / factories / locations of the Company and to recommend measures, if any, for improvement in this regard.

The Committee reviews, inter alia, the Health Safety and Environment Policy of the Company, performance on health, safety and environment matters and the procedures and controls being followed at various Plants of the Company and compliance with the relevant statutory provisions.

Meetings : Four meetings of the Health, Safety and Environment Committee were held during the year ended March 31, 2008.

Attendance of each Member at the HS&E Committee meetings held during the year

Name of the Committee Member	No. of meetings held	No. of meetings attended
Hital R. Meswani, Chairman	4	4
Hardev Singh Kohli	4	4
Dr. Dharam Vir Kapur	4	4

(vi) Remuneration Committee

Composition : The Remuneration Committee of the Board comprises four Independent Directors, namely, Shri Mansingh L. Bhakta, Chairman, Shri Yogendra P. Trivedi, Shri S. Venkitaramanan and Dr. Dharam Vir Kapur.

Terms of Reference : The Remuneration Committee has been constituted to recommend / review remuneration of the Managing Director and Whole-time Directors, based on their performance and defined assessment criteria.

Meetings : There was no meeting of the Remuneration Committee during the year.

Remuneration policy, details of remuneration and other terms of appointment of Directors :

The remuneration policy of the Company is directed towards rewarding performance, based on review of achievements on a periodic basis.

The remuneration policy is in consonance with the existing Industry practice.

Remuneration paid to the Chairman & Managing Director and the Whole-time Directors, including the number of Stock Options granted during 2007-08:

Name of the Director	Salary	Perquisites and allowances	Retiral benefits	Commission payable	Total	Stock Options granted
	Rs. in lacs					Nos.
Mukesh D. Ambani	60.00	48.00	18.75	4,275.44	4,402.19	Nil*
Nikhil R. Meswani	15.00	24.00	4.54	1,068.86	1,112.40	7,00,000
Hital R. Meswani	15.00	24.00	4.51	1,068.86	1,112.37	7,00,000
Hardev Singh Kohli	41.67	67.09	17.34	Nil	126.10	50,000

The tenure of office of the Managing Director and Whole-time Directors is for a period of 5 years from their respective dates of appointments and can be terminated by either party by giving three months' notice in writing. There is no separate provision for payment of severance fees.

*The Chairman and Managing Director, Shri Mukesh D. Ambani, being the Promoter of the Company, has not been granted any stock option in compliance with the SEBI Guidelines. The other relevant details of stock options, including exercise period, vesting period etc. are covered elsewhere in this Report.

The Non-Executive Directors are paid sitting fee at the rate of Rs.20,000/- for attending each meeting of the Board and / or Committee thereof. Each of the Non-Executive Directors is also paid commission amounting to Rs.21,00,000/- on an annual basis, provided that the total commission payable to such Directors shall not exceed 1% of the net profits of the Company.

Sitting fee and commission to the Non-Executive Directors, for 2007-08 are as detailed below :

Rs. in lacs

Name of the Non-Executive Director	Sitting Fee	Commission	Total
Ramniklal H. Ambani	1.40	21.00	22.40
Mansingh L. Bhakta	2.60	21.00	23.60
Yogendra P. Trivedi	5.00	21.00	26.00
Dr. Dharam Vir Kapur	3.00	21.00	24.00
Mahesh P. Modi	3.80	21.00	24.80
S.Venkitaramanan	2.60	21.00	23.60
Prof. Ashok Misra	1.40	21.00	22.40
Prof. Dipak C. Jain	1.80	21.00	22.80
Dr. Raghunath A. Mashelkar	0.80	17.50	18.30
Total	22.40	185.50	207.90

During the year, the Company has paid Rs.86.09 lacs as professional fees to M/s. Kanga & Co., a firm in which Shri M.L. Bhakta, Director of the Company, is a partner. There were no other pecuniary relationships or transactions of the Non-Executive Directors vis-à-vis the Company. The Company has not granted any stock option to any of its Non-Executive Directors.

(vii) Shareholders' / Investors' Grievance Committee

Composition : The Shareholders' / Investors' Grievance Committee (the Committee) of the Board, comprises five Directors, namely, Shri Mansingh L. Bhakta, (Chairman), Shri Yogendra P. Trivedi, Shri Mukesh D. Ambani, Shri Nikhil R. Meswani and Shri Hital R. Meswani.

Terms of Reference : The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with transfer of securities of the Company. The Committee also looks into redressal of shareholders'/ investors' complaints related to transfer of shares, non-receipt of Balance Sheet, non-receipt of declared dividends, etc. The Committee oversees performance of the Registrar and Transfer Agents of the Company, and recommends measures for overall improvement in the quality of investor services. The Committee also monitors implementation and compliance of the Company's Code of Conduct for Prohibition of Insider Trading in pursuance of SEBI (Prohibition of Insider Trading) Regulations, 1992. The Board has delegated the power of approving transfer of securities to the Managing Director and / or the Company Secretary.

Meetings : Six meetings of the Shareholders'/Investors' Grievance Committee (SIGC) were held during the year ended March 31, 2008.

Attendance of each Member at the SIGC meetings held during the year

Name of the Committee Member	No. of meetings held	No. of meetings attended
Mansingh L. Bhakta, Chairman	6	6
Yogendra P. Trivedi	6	6
Mukesh D. Ambani	6	5
Nikhil R. Meswani	6	4
Hital R. Meswani	6	3

Compliance Officer

Shri Vinod M. Ambani is the Compliance Officer for complying with the requirements of SEBI Regulations and the Listing Agreements with the Stock Exchanges in India.

Investor Grievance Redressal

Number of complaints received and resolved to the satisfaction of investors during the year under review and their break-up are as under :

Type of Complaints	Number of Complaints
Non-Receipt of Annual Reports	320
Non-Receipt of Dividend Warrants	4476
Non-Receipt of Interest / Redemption Warrants	1506
Non-Receipt of Certificates	1045
Total	7347

There were no outstanding complaints as on March 31, 2008. 136 requests for transfers and 876 requests for dematerialisation were pending for approval as on March 31, 2008, which were approved and dealt with by April 2, 2008


No. of Complaints Received
25 000
20 000
15 000
10 000
5 000
2003-04
2004-05
2005-06
2006-07
2007-08
Financial Year

B. Functional Committees:

The Board is authorized to constitute one or more Functional Committees delegating thereto powers and duties with respect to specific purposes. Meetings of such Committees are held as and when the need arises. Time schedule for holding the meetings of such Functional Committees are finalised in consultation with the Committee Members.

The Retail Business Committee, comprising Shri Yogendra P. Trivedi, Chairman, Dr. Dharam Vir Kapur and Prof. Dipak C. Jain, was constituted to study the retail business opportunity.

Procedure at Committee Meetings

The Company's guidelines relating to Board meetings are applicable to Committee meetings as far as may be practicable. Each Committee has the authority to engage outside experts, advisers and counsels to the extent it considers appropriate to assist in its work. Minutes of the proceedings of the Committee meetings are placed before the Board meetings for perusal and noting.

7. Code of Business Conduct and Ethics for Directors and Management Personnel

The Code of Business Conduct and Ethics for Directors and management personnel ('the Code'), as recommended by the Corporate Governance and Stakeholders' Interface Committee and adopted by the Board, is a comprehensive Code applicable to all Directors and management personnel. The Code while laying down, in detail, the standards of business conduct, ethics and governance, centres around the following theme :

"The Company's Board of Directors and Management Personnel are responsible for and are committed to setting the standards of conduct contained in this Code and for updating these standards, as appropriate, to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders as also to reflect corporate, legal and regulatory developments. This Code should be adhered to in letter and in spirit."

A copy of the Code has been put on the Company's website www.ril.com.

The Code has been circulated to all the members of the Board and management personnel and the compliance of the same is affirmed by them annually.

A declaration signed by the Chairman & Managing Director of the Company is given below :

I hereby confirm that the Company has obtained from all the members of the Board and management personnel, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and management personnel in respect of the financial year 2007-08.

Mukesh D. Ambani
Chairman & Managing Director

8. Whistle Blower Mechanism

The Company promotes ethical behaviour in all its business activities and has put in place mechanism of reporting illegal or unethical behaviour. Employees may report violations of laws, rules, regulations or unethical conduct to their immediate supervisor / notified person. The reports received from employees will be reviewed by the Ethics Office and the Corporate Governance and Stakeholders' Interface Committee. The Directors and management personnel are obligated to maintain confidentiality of such reportings and ensure that the whistle blowers are not subjected to any discriminatory practices.

9. Subsidiary Monitoring Framework

All the subsidiary companies of the Company are Board managed with their Boards having the rights and obligations to manage such companies in the best interest of their stakeholders. As a majority shareholder, the Company nominates its representatives on the Boards of subsidiary companies and monitors the performance of such companies, inter alia, by the following means -

a) Financial statements, in particular the investments made by the unlisted subsidiary companies, are reviewed quarterly by the Audit Committee of the Company.

b) All minutes of the meetings of the unlisted subsidiary companies are placed before the Company's Board regularly.

c) A statement containing all significant transactions and arrangements entered into by the unlisted subsidiary companies is placed before the Company's Board.

Shri Yogendra P. Trivedi and Shri Mahesh P. Modi, Independent Directors of the Company have been appointed as Independent Directors on the Board of Reliance Petroleum Limited, a listed subsidiary of the Company. Prof. Dipak C. Jain, Independent Director of the Company has been appointed as a Director on the Board of Reliance Retail Limited, a subsidiary of the Company.

10. General Body Meetings

(A) Annual General Meetings:

Location, date and time of the Annual General Meetings held during the preceding 3 years and the Special Resolutions passed thereat are as follows:

Year	Location	Date and Time	Special Resolutions passed
2004-05	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai-400 020	August 3, 2005 11.00 a.m.	1. For re-appointment of Shri Hardev Singh Kohli as the Executive Director of the Company. 2. For payment of commission to the Directors of the Company other than the Managing Director and Wholetime Directors.
2005-06	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai- 400 020	June 27, 2006 11.00 a.m.	1. For approving the Employees Stock Option Scheme for granting stock options to the employees of the Company. 2. For extension of the Employees Stock Option Scheme to the directors and employees of the Company's subsidiaries.
2006-07	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai-400 020	October 12, 2007 11.00 a.m.	1. For payment of enhanced commission to the Directors of the Company other than the Managing Director and Wholetime Directors.

(B) Special Resolution passed through Postal Ballot:

No special resolution was passed through Postal Ballot during 2007-08.

A Special Resolution was passed on March 29, 2007, by the Company's members through postal ballot for preferential issue of 12,00,00,000 warrants @ Rs.1,402 per warrant to entities in the Promoter Group, convertible into an equal number of equity shares of the Company.

11. a. Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its Promoters, the Directors or the management, their relatives, or subsidiaries, etc. that may have potential conflict with the interests of the Company at large

None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of Members is drawn to the disclosures of transactions with the related parties set out in Notes on Accounts - Schedule 'O', forming part of the Annual Report.

A total of 12,00,00,000 warrants were allotted on preferential basis on April 12, 2007, to entities in the Promoter Group, in accordance with the SEBI (Disclosure and Investor Protection) Guidelines, 2000. These warrants are exercisable within a maximum period of 18 months from the date of allotment, into an equal number of fully paid-up equity shares of the Company.

The Company's major related party transactions are generally with its Subsidiaries and Associates. The related party transactions are entered into based on considerations of various business exigencies such as synergy in operations, sectoral specialisation and the Company's long term strategy for sectoral investments, optimization of market share, profitability, legal requirements, liquidity and capital resources of Subsidiaries and Associates.

All related party transactions are negotiated on arms length basis and are intended to further the interests of the Company.

b. Disclosure of Accounting Treatment

The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules, 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the year would have been higher by Rs. 30 crore ($ 7.5 million).

c. Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any other statutory authority, on any matter related to capital markets, during the last three years.

There has been no instance of non-compliance by the Company on any matter related to capital markets during the last three years and hence no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority.

12. Means of Communication

(a) **Half Yearly Reports :** Half Yearly Reports covering financial results are sent to members at their registered addresses.

(b) **Quarterly Results :** Quarterly Results are published in 'The Economic Times' and 'Maharashtra Times'.

(c) **News Releases, Presentations, etc. :** Official news releases, detailed presentations made to media, analysts, institutional investors, etc. are displayed on the Company's website www.ril.com. Official Media Releases are sent to the Stock Exchanges.

(d) **Website :** The Company's website www.ril.com contains a separate dedicated section 'Investor Relations' where shareholders information is available. The Annual Report of the Company is also available on the website in a user-friendly and downloadable form.

(e) **Annual Report :** Annual Report containing, inter alia, Audited Annual Accounts, Consolidated Financial Statements, Directors' Report, Auditors' Report and other important information is circulated to members and others entitled thereto. The Management Discussion and Analysis (MD&A) Report forms part of the Annual Report.

(f) **Chairman's Communique :** Printed copy of the Chairman's Speech is distributed to all the shareholders at the Annual General Meetings. It is also sent to all shareholders who do not attend the Annual General Meeting. The same is also placed on the website of the Company.

(g) **Reminder to Investors :** Reminders for Unpaid Dividend / Unpaid Interest on Debentures are sent to the Shareholders / Debentureholders as per records every year.

(h) **SEBI EDIFAR :** Annual Report, Quarterly Results, Shareholding Pattern, etc. of the Company were also posted on the SEBI EDIFAR website www.sebiedifar.nic.in till the quarter ended September 2007, after which the same was replaced with Corporate Filing and Dissemination System.

(i) **Corporate Filing and Dissemination System (CFDS) :** The CFDS portal jointly owned, managed and maintained by BSE and NSE is a single source to view information filed by listed companies. From the quarter beginning October 2007, all disclosures and communications to BSE & NSE are filed electronically through the CFDS portal. Hard copies of the said disclosures and correspondence are also filed with the Exchanges.

(j) **Designated Exclusive email-id :** The Company has designated the following email-ids exclusively for investor servicing.

(a) For queries on Annual Report - Investor_relations@ril.com
(b) For queries in respect of shares in physical mode - rilinvestor@karvy.com

(k) **Shareholders' Feedback Survey :** The Company sent feedback form seeking shareholders' views on various matters relating to investor services and the Annual Report 2006-07.

The shareholders were requested to rate the services on five parameters, viz., (1) Excellent, (2) Very Good, (3) Good, (4) Satisfactory and (5) Unsatisfactory.

Many shareholders participated and sent their feedback to the Company. The feedback received from the shareholders was placed before the Shareholders' / Investors' Grievance Committee.

An analysis of the feedback received from the shareholders is given hereunder:


Unsatisfactory
2.47%
Satisfactory
4.21%
Good
12.52%
Very Good & Excellent
80.80%

13. General Shareholder Information

13.1 Company Registration Details :

The Company is registered in the State of Maharashtra, India. The Corporate Identity Number (CIN) allotted to the Company by the Ministry of Corporate Affairs (MCA) is L17110MH1973PLC019786.

13.2 Annual General Meeting (Day, Date, Time and Venue):

Thursday, June 12, 2008 at 11.00 a.m.
Birla Matushri Sabhagar, 19, New Marine Lines,
Mumbai 400020

13.3 Financial Calendar (tentative)

Financial Year : April 1, 2008 to March 31, 2009

Results for the quarter ending :

- **June 30, 2008** - Third week of July, 2008
- **September 30, 2008** - Third week of October, 2008
- **December 31, 2008** - Third week of January, 2009
- **March 31, 2009** - Third week of April, 2009

Annual General Meeting - June, 2009

13.4 Book Closure Period - Saturday, May 10, 2008 to Saturday, May 17, 2008 (both days inclusive), for payment of dividend.

13.5 Dividend Payment Date - On or after June 12, 2008

13.6 Listing of Equity Shares, Debt Securities and Global Depository Receipts (GDRs) on Stock Exchanges, Payment of Listing Fee, Stock Codes etc.

Exchange	Code/Trading Symbol	ISIN/ CUSIP
A Equity Shares		
Bombay Stock Exchange Limited, (BSE), Phiroze JeejeebhoyTowers, Dalal Street, Mumbai 400 001.	500325	
National Stock Exchange of India Limited (NSE), "Exchange Plaza", Bandra-Kurla Complex, Bandra (E), Mumbai 400 051.	RELIANCE EQ	INE002A01018
B GDRs		
Luxembourg Stock Exchange,11, Avenue de la Porte-Neuve, L-2227 Luxembourg. Also traded on PORTAL System (NASDAQ, USA) and IOB System (London Stock Exchange)	RILYP	759470107

Overseas Depository

The Bank of New York Mellon Corporation,
101 Barclay Street,
New York NY 10286 USA.

Domestic Custodian
ICICI Bank Limited,
Empire Complex,
E7/F7, 1st Floor,414, Senapati Bapat Marg,
Lower Parel, Mumbai 400013.

Payment of Listing Fees : Annual listing fee for the year 2008-09 (as applicable) has been paid by the Company to BSE and NSE. Annual maintenance and listing agency fee for the calendar year 2008 has been paid by the Company to the Luxembourg Stock Exchange.

C Debt Securities

The Wholesale Debt Market(WDM) Segment of NSE.

Debenture Trustees

(1) Axis Bank Limited
Maker Tower F, 13th Floor,
Cuffe Parade, Colaba,
Mumbai 400 005.

(2) IDBI Trusteeship Services Limited
Asian Building, Ground Floor,
17, R. Kamani Marg, Ballard Estate,
Mumbai 400 023.

13.7 Stock Market Data

Month	Bombay Stock Exchange (BSE) (In Rs. per share)		National Stock Exchange (NSE) (In Rs. per share)	
	Month's High Price	Month's Low Price	Month's High Price	Month's Low Price
April, 2007	1,625.00	1,305.00	1626.60	1305.25
May, 2007	1,785.00	1,555.05	1797.80	1,531.25
June, 2007	1,779.00	1,640.00	1,800.00	1,647.10
July, 2007	1,948.00	1,680.00	1,948.50	1,676.10
August, 2007	1,969.90	1,700.00	1970.00	1,683.20
September, 2007	2,426.00	1,945.00	2,426.00	1,921.25
October, 2007	2,850.00	2,264.25	2,989.00	2,197.70
November, 2007	3,235.00	2,605.00	2.928.00	2,577.00
December, 2007	2,960.00	2,654.00	2,988.00	2,651.55
January, 2008	3,252.10	2,120.00	3,298.00	2,120.00
February, 2008	2,650.00	2,230.00	2,642.00	2,235.00
March, 2008	2,442.00	2,120.00	2,428.40	2,120.00

Source: BSE & NSE websites

The closing market price per equity share on April 21, 2008 is Rs.2642.15 on BSE and Rs. 2643.60 on NSE.


High
Low


High
Low

13.8 Share price performance in comparison to broad based indices - BSE Sensex and NSE Nifty as on March 31, 2008

Percentage Change in

	RIL Share price	Sensex
Financial Year		
2007-08	65.49	19.68
2 years	184.40	38.69
3 years	438.09	140.95
5 years	962.66	413.15
10 years	1560.67	301.89

Percentage Change in

	RIL Share price	Nifty
Financial Year		
2007-08	65.35	23.89
2 years	184.88	39.15
3 years	438.31	132.58
5 years	956.96	384.00
10 years	1579.67	323.00

13.9 Registrars and Transfer Agents :

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills Hyderabad 500 034
E-Mail: rilinvestor@karvy.com
Telephone Nos. : +91-40-23320666 / 23320711/ 3323037
Fax No.: +91 40 2332 3058

List of Investor Service Centres of Karvy Computershare Private Limited forms part of the Annual Report.

13.10 Share Transfer System :

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 7 days from the date of receipt, subject to the documents being valid and complete in all respects. The Board has delegated the authority for approving transfer, transmission etc. of the Company's securities to the Managing Director and /or Company Secretary. A summary of transfer / transmission of securities of the Company so approved by the Managing Director / Company Secretary, is placed at every Board Meeting. The Company obtains from a Company Secretary in Practice half-yearly certificate of compliance with the share transfer formalities as required under Clause 47 (c) of the Listing Agreement with Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

13.11 Distribution of Shareholding as on March 31, 2008


Depository Receipts 3.71%
Public 44.92%
Promoter & Promoter Group 51.37%

13.12 Shareholding Pattern as on March 31, 2008

Cate-gory code			Category of Shareholder	Number of Shareholders	Total number of Shares	As a percentage of (A+B+ C)
(A)			**Shareholding of Promoter and Promoter Group[1]**			
	(1)		**Indian**			
		(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	0.73
		(b)	Central Government / State Government(s)	0	0	0.00
		(c)	Bodies Corporate	45	63 14 58 707	43.44
		(d)	Financial Institutions / Banks	0	0	0.00
		(e)	Any other (specify)			
			i. Petroleum Trust (through Trustees for sole beneficiary-M/s. Reliance Industrial Investments and Holdings Limited.)	1	10 46 60 154	7.20
			Sub - Total (A) (1)	**52**	**74 67 04 874**	**51.37**
	(2)		**Foreign**			
		(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0.00
		(b)	Bodies Corporate	0	0	0.00
		(c)	Institutions	0	0	0.00
		(d)	Any other (specify)			
			Sub - Total (A) (2)	**0**	**0**	**0.00**

Cate - gory code			Category of Shareholder	Number of Shareholders	Total number of Shares	As a percentage of (A+B+ C)
			Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**52**	**74 67 04 874**	**51.37**
(B)			**Public Shareholding[2]**			
	(1)		**Institutions**			
		(a)	Mutual Funds / UTI	498	3 95 50 061	2.72
		(b)	Financial Institutions / Banks	455	17 51 103	0.12
		(c)	Central Government / State Government(s)	73	37 42 983	0.26
		(d)	Venture Capital Funds	0	0	0.00
		(e)	Insurance Companies	29	8 36 53 619	5.75
		(f)	Foreign Institutional Investors	1 058	25 91 36 306	17.83
		(g)	Foreign Venture Capital Investors	0	0	0.00
		(h)	Any other (specify)			
			Sub - Total (B) (1)	**2 113**	**38 78 34 072**	**26.68**
	(2)		**Non-institutions**			
		(a)	Bodies Corporate	10 939	7 22 05 802	4.97
		(b)	Individuals			
			i. Individual shareholders holding nominal share capital up to Rs. 1 lac	20 90 530	16 17 01 166	11.12
			ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lac	463	1 96 20 455	1.35
		(c)	Any other (specify)			
			i. NRIs/OCBs	26 151	1 16 27 417	0.80
			ii. Pending Confirmation	0	0	0.00
			Sub - Total (B) (2)	**21 28 083**	**26 51 54 840**	**18.24**
			Total Public Shareholding (B) = (B)(1) + (B)(2)	**21 30 196**	**65 29 88 912**	**44.92**
			TOTAL (A) + (B)	**21 30 248**	**139 96 93 786**	**96.29**
(C)			Shares held by Custodians and against which Depository Receipts have been issued	**1**	**5 39 54 815**	**3.71**
			GRAND TOTAL (A) + (B) + (C)	**21 30 249**	**145 36 48 601**	**100.00**

[1]*For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A of Listing Agreement*

[2]*For definition of "Public Shareholding", refer to Clause 40A of Listing Agreement*

13.13 Top 10 Shareholders as on March 31, 2008

Sl.No.	Name of the Shareholder(s)	No. of Shares	% of Total Shareholding
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20
2	Life Insurance Corporation of India	7 11 54 778	4.89
3	Ekansha Enterprise Private Limited	6 22 86 240	4.28
4	Bhumika Trading Private Limited	6 14 15 983	4.22
5	Eklavya Mercantile Private Limited	6 13 37 013	4.22
6	The Bank of New York Mellon as Depository (for GDRs)	5 39 54 815	3.71
7	Farm Enterprises Limited	4 60 38 645	3.17
8	Bahar Trading Private Limited	4 41 47 728	3.04
9	Anumati Mercantile Private Limited	4 39 18 407	3.02
10	Madhuban Merchandise Private Limited	3 42 33 723	2.36
	TOTAL	**58 31 47 486**	**40.12**

13.14 Shareholding Pattern by Size as on March 31, 2008

Sl. No.	Category (Shares)	Electronic			Physical			Total		
		Holders	Shares	% to total Shares	Holders	Shares	% to total Shares	Holders	Shares	% to total Shares
1	1 - 500	10 13 995	6 94 81 772	4.78	10 64 925	4 71 94 874	3.25	20 78 920	11 66 76 646	8.03
2	501 - 1000	25 733	1 81 57 016	1.25	5 901	40 66 460	0.28	31 634	2 22 23 476	1.53
3	1001 - 2000	10 006	1 38 71 937	0.95	1 689	23 05 895	0.16	11 695	1 61 77 832	1.11
4	2001 - 3000	2 634	64 65 103	0.44	358	8 81 713	0.06	2 992	73 46 816	0.51
5	3001 - 4000	1 107	38 61 004	0.27	152	5 35 160	0.04	1 259	43 96 164	0.30
6	4001 - 5000	660	29 92 866	0.21	88	4 02 063	0.03	748	33 94 929	0.23
7	5001 - 10000	1 048	73 28 168	0.50	101	7 25 290	0.05	1 149	80 53 458	0.55
8	10001 - 20000	570	81 76 865	0.56	45	6 17 073	0.04	615	87 93 938	0.60
9	Above 20000	1 341	126 39 09 315	86.95	34	26 76 027	0.18	1 375	126 65 85 342	87.13
	TOTAL	**10 57 094**	**139 42 44 046**	**95.91**	**10 73 293**	**5 94 04 555**	**4.09**	**21 30 387**	**145 36 48 601**	**100.00**

13.15 Geographical Distribution of Shareholders as on March 31, 2008

SL No	Name of the City	Electronic				Physical				Total			
		Holders	% age	Shares	% age	Holders	% age	Shares	% age	Holders	% age	Shares	% age
1	Mumbai	249420	11.71	1297733558	89.27	184114	8.64	15998391	1.10	433534	20.35	1313731949	90.37
2	Delhi	84113	3.95	14787495	1.02	94843	4.45	5287418	0.36	178956	8.40	20074913	1.38
3	Ahmedabad	60180	2.82	14363651	0.99	63485	2.98	2907069	0.20	123665	5.80	17270720	1.19
4	Kolkata	48134	2.26	7458385	0.51	44837	2.10	2348397	0.16	92971	4.36	9806782	0.67
5	Bengaluru	42694	2.00	5373067	0.37	31201	1.46	1712655	0.12	73895	3.47	7085722	0.49
6	Chennai	35017	1.64	5725753	0.39	29161	1.37	1484418	0.10	64178	3.01	7210171	0.50
7	Pune	36808	1.73	4862690	0.33	21922	1.03	1271944	0.09	58730	2.76	6134634	0.42
8	Hyderabad	25590	1.20	2532567	0.17	26034	1.22	1174138	0.08	51624	2.42	3706705	0.25
9	Vadodara	30344	1.42	3718186	0.26	22617	1.06	1060420	0.07	52961	2.49	4778606	0.33
10	Others	444794	20.88	37688694	2.59	555079	26.06	26159705	1.80	999873	46.93	63848399	4.39
	TOTAL	**1057094**	**49.62**	**1394244046**	**95.91**	**1073293**	**50.38**	**59404555**	**4.09**	**2130387**	**100.00**	**1453648601**	**100.00**

13.16 Build up of Equity Share Capital

Sl. No.	Particulars	Allotment Date	No. of Shares
1	Subscribers to Memorandum	October 19, 1975	1 100
2	Shareholders of Reliance Textile Industries Limited (Merged with the Company)	May 9, 1977	59 50 000
3	Conversion of Loan	September 28, 1979	9 40 000
4	Rights Issue -I	December 31, 1979	6 47 832
5	Bonus Issue I	September 19, 1980	45 23 359
6	Debenture Series I Conversion	December 31, 1980	8 40 575
7	Consolidation of Fractional Coupon Shares	May 15, 1981	24 673
8	Conversion of Loan	June 23, 1981	2 43 200
9	Conversion of Loan	September 22, 1981	1 40 800
10	Rights Issue II	October 6, 1981	23 80 518
11	Debenture Series II Conversion	December 31, 1981	8 42 529
12	Debenture Series I Conversion Phase II	December 31, 1981	27 168
13	Shareholders of Sidhpur Mills Co Limited (Merged with the Company)	April 12, 1982	81 059
14	Rights Issue II NRIs	June 15, 1982	774
15	Debenture Series III Conversion	August 31, 1982	19 20 000
16	Rights Issue II	September 9, 1982	41
17	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) II	December 29, 1982	1 942
18	Bonus Issue-II	September 30, 1983	1 11 39 564
19	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) III	September 30, 1983	371
20	Debenture Series IV Conversion	September 30, 1983	64 00 000
21	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) IV	April 5, 1984	617

Sl. No.	Particulars	Allotment Date	No. of Shares
22	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) V	June 20, 1984	50
23	Debenture Series I Conversion	October 1, 1984	97 66 783
24	Debenture Series II Conversion	December 31, 1984	2 16 571
25	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) VI	January 31, 1985	91
26	Consolidation of Fractional Coupon Shares	April 30, 1985	45 005
27	Debenture Series E Conversion	April 30, 1985	53 33 333
28	Debenture Series III Conversion	July 5, 1985	52 835
29	Debenture Series IV Conversion	December 17, 1985	42 871
30	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) VII	December 31, 1985	106
31	Consolidation of Fractional Coupon Shares	December 31, 1985	610
32	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) VIII	November 15, 1986	40 284
33	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) IX	April 1, 1987	169
34	Debenture Series G Conversion	August 1, 1987	6 60 30 100
35	Rights Issue III	February 4, 1988	3 15 71 695
36	Debenture Series G Conversion	February 4, 1988	29 35 380
37	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) X	June 2, 1988	25
38	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) XI	October 31, 1988	10
39	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) XII	November 29, 1990	322
40	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) XIII	May 22, 1991	46
41	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) XIV	October 10, 1991	25
42	Euro Issue GDR-I	June 3, 1992	1 84 00 000
43	Shareholders of Sidhpur Mills Co Limited (Merged with the Company)		4 060
44	Shareholders of Reliance Petrochemicals Limited (Merged with the Company)	December 4, 1992	7 49 42 763
45	Loan Conversion	July 7, 1993	3 16 667
46	Debenture Series H Conversion	August 26, 1993	3 64 60 000
47	Warrant Conversion (Debenture Series F)	August 26, 1993	1 03 16 092
48	Euro Issue GDR II	February 23, 1994	2 55 32 000
49	Loan Conversion	March 1, 1994	18 38 950
50	Warrant Conversion (Debenture Series J)	August 3, 1994	87 40 000
51	Private Placement of Shares	October 21, 1994	2 45 45 450
52	Conversion of Reliance Petrochemicals Limited Debentures	December 22, 1994	75 472
53	Shareholders of Reliance Polypropylene Limited and Reliance Polyethylene Limited (Merged with the Company)	March 16, 1995	9 95 75 915
54	Warrants Conversion	March 10, 1995	74 80 000
55	Conversion of 3.5% ECB Due 1999 I	May 24, 1997	544
56	Conversion of 3.5% ECB Due 1999 II	July 11, 1997	13 31 042

Sl. No.	Particulars	Allotment Date	No. of Shares
57	Conversion of 3.5% ECB Due 1999 III	July 22, 1997	6 05 068
58	Conversion of 3.5% ECB Due 1999 IV	September 13, 1997	18 64 766
59	Conversion of 3.5% ECB Due 1999 V	October 22, 1997	18 15 755
60	Conversion of 3.5% ECB Due 1999 VI	November 4, 1997	1 03 475
61	Bonus Issue III	December 20, 1997	46 60 90 452
62	Conversion of 3.5% ECB Due 1999 VII	December 4, 1997	15 68 499
63	Conversion of 3.5% ECB Due 1999 VIII	September 27, 1999	7 624
64	Conversion of Warrants	January 12, 2000	12 00 00 000
65	Shareholders of Reliance Petroleum Limited (Merged with the Company)	October 23, 2002	34 26 20 509
66	Shareholders of Indian Petrochemicals Corporation Limited (Merged with the Company)	October 13, 2007	6 01 40 560
			145 65 18 096
	Less : Shares Bought Back and extinguished on January 24, 2005		- 28 69 495
	Total Equity as on March 31, 2008		**145 36 48 601**

13.17. Corporate Benefits to Investors

a. Bonus Issues of Fully Paid-up Equity Shares

Financial Year	Ratio
1980-81	3:5
1983-84	6:10
1997-98	1:1

b. Dividend Declared for the last 10 Years

Financial Year	Dividend Declaration Date	Dividend Rate (%)
2006-07	March 10, 2007	110.00
2005-06	June 27, 2006	100.00
2004-05	August 03, 2005	75.00
2003-04	June 24, 2004	52.50
2002-03	June 16, 2003	50.00
2001-02	October 31, 2002	47.50
2000-01	June 15, 2001	42.50
1999-00	June 13, 2000	40.00
1998-99	June 24, 1999	37.50
1997-98	June 26, 1998	35.00

c. Shares issued on Demerger

Consequent upon the demerger of the Coal based, Gas based, Financial services and Telecommunications undertakings / businesses of the Company in December 2005, the shareholders of the Company were allotted equity shares of the four companies, namely, Reliance Energy Ventures Limited (REVL), Reliance Natural Resources Limited (RNRL), Reliance Capital Ventures Limited (RCVL) and Reliance Communication Ventures Limited (RCoVL) in the ratio of 1 equity share of each of the companies for every equity share held by the shareholders in Reliance Industries Limited, as on the record date fixed for the purpose.

Accordingly, 122,31,30,422 equity shares each of REVL, RNRL, RCVL and RCoVL were allotted on January 27, 2006.

13.18 Dematerialisation of Shares


Physical
4.09%
CDSL
2.76%
NSDL
93.15%

95.91% of the Company's Paid up Equity Share Capital has been dematerialised upto March 31, 2008 (95.34% upto March 31, 2007). Trading in Equity Shares of the Company is permitted only in dematerialised form.

Liquidity:

The Company's Equity Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges. RIL shares consistently rank among the top few frequently traded shares, both in terms of the number of shares traded, as well as value. The highest trading activity is witnessed on the BSE and NSE. Relevant data for the average daily turnover for the financial year 2007-2008 is given below:

	BSE	NSE	Total
No. of Shares	9,03,232	31,53,793	40,57,025
Amount (in Rs. crore)	201.98	718.42	920.40

[Source : This information is compiled from the data available from the websites of BSE and NSE]

13.19 Outstanding GDRs / Warrants and Convertible Bonds, Conversion Date and likely impact on equity

(a) **GDRs :** Outstanding GDRs as on March 31, 2008 represent 5,39,54,815 equity shares constituting 3.71% of the Paid up Equity Share Capital of the Company. Each GDR represents two underlying equity shares in the Company. GDR is not a specific time-bound instrument and can be surrendered any time and converted into the underlying equity shares in the Company. The shares so released in favor of the investors upon surrender of GDRs can either be held by the investors concerned in their name or sold off in the Indian secondary markets for cash.

RIL GDR Program - Important Information

- RIL GDRs are listed at Luxembourg Stock Exchange. GDRs are traded amongst Qualified Institutional investors in the Portal System of NASD. GDRs are also traded on International Order Book (IOB) of London Stock Exchange.
- RIL GDRs are exempted securities under US Securities Law. RIL GDR program has been established under Rule 144A and Regulation S of the US Securities Act, 1933. Reporting is done under the exempted route of Rule 12g3-2(b) under the US Securities Exchange Act, 1934.
- The Bank of New York Mellon is the Depositary and ICICI Bank Limited is the Custodian of all the Equity Shares underlying the GDRs issued by the Company.

RIL GDR Price Movement over last 1 year


DR Price Activity - (Apr01, 2007 - Mar 31, 2008)
$200.00
$150.00
$100.00
$50.00
$0.00
- DR Close Price

Source : Bank of New York Mellon website

RIL GDR Performance in comparison to broad based indices – S&P 500 and BNY ADR Index


DR Price Versus Indices (3/07-3/08)
DR Price
S&P 500
BNY ADR Index

Source : Bank of New York Mellon website

(b) **Employee Stock Options :** A total of 2,97,63,000 Options have been granted. Each Option, upon exercise of the same, would give rise to one equity share of Rs. 10/-each fully paid up. The exercise would be made at the market price prevailing as on the dates of the grant plus applicable taxes as may be levied on the Company in this regard. The details of Options granted are as follows:

Date of Grant	March 16, 2007	July 2, 2007	October 1, 2007
Total options granted	2,87,28,000	27,000	10,08,000
Price per share	Rs.1,284/-*	Rs.1,684/-*	Rs.2,292/-*

* plus applicable taxes as may be levied on the Company in this regard.

These Options vest over one year to a maximum period of seven years, depending upon specified criteria. The Options can be exercised during a period of five years or such other period as the Employees Stock Compensation Committee may decide from the date of grant. The Options unexercised during the exercise period would lapse.

c) **Equity Share Warrants :** A total of 12,00,00,000 warrants were allotted on preferential basis on April 12, 2007, to entities in the Promoter Group in accordance with SEBI (Disclosure and Investor Protection) Guidelines, 2000. Such warrants are exercisable within a maximum period of 18 months from the date of allotment, into an equal number of fully paid-up equity shares of the Company.

13.20 Locations of Manufacturing Divisions

Allahabad
A/10-A/27, UPSIDC Industrial Area
Kailash Nagar, Karchana, P. O. T.S.L.
Dist. Allahabad - 211 010
Uttar Pradesh, India.

Barabanki
Dewa Road, Somaiya Nagar
Barabanki - 225 123
Uttar Pradesh, India.

Dhenkanal
Village Baulpur, District Dhenkanal
Orissa - 759 031, India.

Dahej
P. O. Dahej, Bharuch - 392 130
Gujarat, India

Hazira
Village Mora, Bhatha
P.O. Surat - Hazira Road
Surat - 394 510, Gujarat
India.

Hoshiarpur
Dharmshala Road, V.P.O. Chohal
District Hoshiarpur
Punjab - 146 014, India.

Jamnagar
Village Motikhavdi, P.O. Digvijay Gram
Dist. Jamnagar - 361 140
Gujarat, India.

Kurkumbh
D-1, M.I.D.C. Kurkumbh
Taluka Daund
Dist. Pune - 413 801
Maharashtra, India.

Nagothane
P. O. Petrochemicals Township
Nagothane
Raigad - 402 125, Maharashtra, India.

Nagpur
Village Dahali
Mouda Ramtek Road
Tehsil Mouda - 441104
District Nagpur, Maharashtra, India.

Naroda
103/106
Naroda Industrial Estate
Naroda, Ahmedabad - 382 320
Gujarat, India.

Patalganga
B-4, Industrial Area, Patalganga
Off Bombay - Pune Road
Near Panvel
Dist. Raigad - 410 207
Maharashtra, India.

Silvassa
342, Kharadpada
Near Silvassa
Union Territory of Dadra &
Nagar Haveli - 396 235, India.

Vadodara
P. O. Petrochemicals
Vadodara - 391 346
Gujarat, India.

13.21 Address for Correspondence

(i) Investor Correspondence

For transfer / dematerilisation of shares, payment of dividend on shares, interest and redemption of debentures and any other query relating to the shares and debentures of the Company.

For Shares held in Physical form

Karvy Computershare Private Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad - 500 034.
E-Mail: rilinvestor@karvy.com

For Shares/Debentures held in Demat form

To the investors' Depository Participant(s) and/or Karvy Computershare Private Limited.

(ii) Any query on Annual Report

Shri S. Sudhakar
Vice President - Corporate Secretarial
Reliance Industries Limited,
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai 400 021.
Email:investor_relations@ril.com

13.22 Transfer of unpaid/unclaimed amounts to Investor Education and Protection Fund

During the year under review, the Company has credited Rs. 3.86 crore to the Investor Education and Protection Fund (IEPF) pursuant to Section 205C of the Companies Act, 1956 read with the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001. Details of the aforesaid transfer are as under :

Type of Transfer	Amount transferred (Rs. in crore)
Dividend	3.74
Interest on Debentures	0.12
Redemption of Debentures	0
Total amount transferred during the year	3.86

The Cumulative amount transferred to IEPF upto March 31, 2008 is Rs. 72.69 crore (including Rs. 3.71 crore of erstwhile IPCL).

14. Compliance Certificate of the Auditors

Certificate from the Auditors of the Company, M/s. Chaturvedi & Shah, M/s. Deloitte Haskins & Sells and M/s. Rajendra & Co., confirming compliance with the conditions of Corporate Governance as stipulated under Clause 49, is attached to the Directors' Report forming part of the Annual Report.

This Certificate has also been forwarded to the Stock Exchanges where the securities of the Company are listed.

15. Adoption of Mandatory and Non-Mandatory Requirements of Clause 49

The Company has complied with all the mandatory requirements and has adopted the following non-mandatory requirements of Clause 49.

Remuneration Committee:

The Company has constituted Remuneration Committee to recommend / review remuneration of the Managing Director and Whole-time Directors based on their performance and defined assessment criteria.

Shareholder Rights:

Half yearly financial Reports are sent to the Members at their address registered with the Company.

Training of Board Members:

New Directors appointed by the Board are given formal induction and orientation with respect to the Company's vision, strategic direction, core values including ethics, corporate governance practices, financial matters and business operations. The new appointee is also facilitated with a tour of the Company's key manufacturing facilities to get familiar with the Company's operations.

The Board members are also provided with the necessary documents / brochures, reports and internal policies to enable them to familiarize with the Company's procedures and practices.

Periodic presentations are made at the Board and Committee Meetings, on business and performance updates of the Company, global business environment, business strategy and risks involved.

Quarterly updates on relevant statutory changes and landmark judicial pronouncements encompassing important laws are circulated to the Directors.

Meetings of Independent Directors

The Independent Directors of the Company meet from time to time as they deem appropriate without the presence of Executive Directors or management personnel. These meetings are conducted in an informal and flexible manner to enable the Independent Directors to discuss matters pertaining to the affairs of the company and put forth their views to the Lead Independent Director. The Lead Independent Director takes appropriate steps to present such views to the Chairman and Managing Director.

Whistle Blower policy:

The Company promotes ethical behaviour in all its business activities and has put in place a mechanism of reporting illegal or unethical behaviour. The Company has a whistle blower policy wherein the employees are free to report violations of laws, rules, regulations or unethical conduct to their immediate supervisor or such other person as may be notified by the management to the workgroups. Such reports received will be reviewed by the Corporate Governance and Stakeholders Interface Committee from time to time. The confidentiality of those reporting violations shall be maintained and they shall not be subjected to any discriminatory practice.

16. CEO and CFO Certification

The Chairman and Managing Director and the Chief Financial Officer of the Company give annual certification on financial reporting and internal controls to the Board in terms of Clause 49. The Chairman and Managing Director and the Chief Financial Officer also give quarterly certification on financial results while placing the financial results before the Board in terms of Clause 41.

17. Secretarial Audit Report

The Company has appointed Dr. K.R. Chandratre, Practicing Company Secretary, to conduct Secretarial Audit of the Company for the financial year ended March 31, 2008, who has submitted his report confirming the compliance with all the applicable provisions of various corporate laws. The Secretarial Audit Report is annexed.

18. Capital Integrity Audit

The Audit Report, confirming that the total issued capital of the Company is in agreement with the total number of shares in physical form and the total number of dematerialised shares held with National Securities Depository Limited and Central Depository Services (India) Limited, is placed before the Board on a quarterly basis. A copy of the Audit Report is submitted to the Stock Exchanges in India where the securities of the Company are listed.

19. Fee to Statutory Auditors

The fee paid to the Statutory Auditors for the year was Rs. 9.18 crore (previous year Rs. 8.77 crore), including Rs. 4.05 crore (previous year Rs. 3.20 crore) as fee paid for certification in finance and tax matters.

Secretarial Audit Report

The Board of Directors
Reliance Industries Limited
Maker Chambers IV,
Nariman Point,
Mumbai 400 021.

I have examined the registers, records and documents of Reliance Industries Limited ("the Company") for the financial year ended on March 31, 2008 maintained under the provisions of -

- The Companies Act, 1956 and the Rules made under that Act;
- The Depositories Act, 1996 and the Regulations and the Byelaws framed under the Act;
- The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act') -
    - The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997;
    - The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;
    - The Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000; and
    - The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.
- The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the Rules made under that Act; and
- The Equity Listing Agreement with Bombay Stock Exchange Limited and National Stock Exchange of India Limited and GDR Listing Agreement with Luxembourg Stock Exchange and Debt Listing Agreement with National Stock Exchange of India Limited.

1. I report that, based on my examination and verification of the registers, records and documents produced to me and according to the information and explanations given to me by the Company, the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 ("the Act") and the Rules made under the Act, and Memorandum and Articles of Association of the Company, with regard to:

    (a) maintenance of statutory registers and documents and making in them necessary entries;

    (b) closure of Register of Members / Debenture Holders;

    (c) forms, returns, documents and resolutions required to be filed with the Registrar of Companies;

    (d) service of documents by the Company on its Members, Debenture holders, Debenture Trustees and Registrar of Companies;

    (e) Notice of Board meetings and Committee meetings of Directors;

    (f) the meetings of Directors and Committees of Directors including passing of resolutions by circulation;

    (g) the 33rd Annual General Meeting held on October 12, 2007;

    (h) approval of the shareholders, secured creditors (including debenture holders) and unsecured creditors in their respective court convened meetings held on April 21, 2007 in terms of the Hon'ble Bombay High Court Order under Sections 391-394 of the Act read with the Companies (Court) Rules, in relation to amalgamation of Indian Petrochemicals Corporation Limited with the Company;

    (i) minutes of proceedings of General Meetings and of Board and other meetings;

    (j) approvals of shareholders, the Board of Directors, the Committee of Directors and government authorities, wherever required;

    (k) constitution of the Board of Directors and appointment, retirement and re-appointment of Directors;

    (l) remuneration of Directors including the Managing Director and Whole-time Directors;

    (m) appointment and remuneration of Auditors and Cost Auditors;

    (n) transfers and transmissions of the Company's shares and debentures and issue and delivery of original and duplicate certificates of shares and debentures;

    (o) payment of interest on debentures and redemption of debentures ;

    (p) form of balance sheet as prescribed under Part I of Schedule VI to the Act and requirements as to Profit & Loss Account as per Part II of the said Schedule;

    (q) transfer of unpaid / unclaimed amounts as required under the Act to the Investor Education and Protection Fund;

    (r) borrowings and registration, modification and satisfaction of charges;

    (s) investment of the Company's funds including inter corporate loans and investments;

    (t) giving guarantees in connection with loans taken by subsidiaries and associate companies;

    (u) contracts, common seal, registered office and publication of name of the Company; and

    (v) generally, all other applicable provisions of the Act and the Rules made under that Act.

2. I further report that:

    (a) the Directors of the Company have obtained Director Identification Number as per Section 266A of the Act.

    (b) the Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings / debenture holdings and directorships in other companies and interests in other entities.

(c) the Directors have complied with the disclosure requirements in respect of their eligibility of appointment, their being independent and compliance with the Code of Business Conduct & Ethics for Directors and Management Personnel.

(d) the Company has obtained all necessary approvals of the Central Government and / or other authorities, under the Act.

(e) there was no prosecution initiated against, or show cause notice received by, the Company and no fines or penalties were imposed on the Company under the Companies Act, SEBI Act, SCRA, Depositories Act, Listing Agreement and Rules, Regulations and Guidelines framed under these Acts against the Company, its Directors and Officers.

3. I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Regulations and the Byelaws framed thereunder with regard to dematerialisation / rematerialisation of securities and reconciliation of records of dematerialised securities with all securities issued by the Company.

4. I further report that, the Company has complied with:

a) the requirements under the Equity Listing Agreements entered into with Bombay Stock Exchange Limited, National Stock Exchange of India Limited and GDR Listing Agreement with Luxembourg Stock Exchange and the Debt Listing Agreement with National Stock Exchange of India Limited.

(b) the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 with regard to the disclosures and maintenance of records required under the Regulations.

(c) the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 with regard to disclosures and maintenance of records required under the Regulations.

(d) the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 with regard to implementation of Employees Stock Option Scheme, Grant of Options and related disclosures and other aspects.

(e) the provisions of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 with regard to issue and allotment of warrants on preferential basis to entities in the Promoter Group.

Dr. K. R. Chandratre
Practising Company Secretary
Certificate of Practice No. 5144

Place : Mumbai
Dated: April 11, 2008.

Shareholders' Referencer

Contents

Shareholders' Referencer

1. At a Glance

- Presently, the Company has over 2 million folios of shareholders holding Equity Shares in the Company.
- Face value of the Company's Equity Shares is Rs. 10.
- The Company's Equity Shares are listed on Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE). The Global Depository Receipts (GDRs) of the Company are listed on the Luxembourg Stock Exchange and also traded on PORTAL System (NASDAQ, USA) and SEAQ System (London Stock Exchange)
- The Company's Equity Shares are most actively traded security on both BSE and NSE.
- The Company's Equity Shares are under compulsory trading in demat form only.
- About 96% of the Company's Equity Shares are held in demat form.
- The Company's Equity Shares are freely transferable except as may be required statutorily.
- Karvy Computershare Private Limited (Karvy), Hyderabad, an ISO 9002 Certified Registrars and Transfer Agents, is the Registrars and Transfer Agents (R&TA) of the Company.

2. Investor Service and Grievance Handling Mechanism

All share related transactions viz., transfer, transmission, transposition, nomination, dividend, change of name / address / signature, registration of mandate / Power of Attorney, replacement / split / consolidation of share certificates / demat / remat of shares, issue of duplicate certificates etc. are being handled by Karvy. Karvy, the largest Registrar in the country having a vast number of Investor Service Centres across the country, discharges investor service functions effectively, efficiently and expeditiously.

Investors are requested to correspond directly with Karvy, on all share related matters. List of Investor Services Centres of Karvy is enclosed (Annexure - I).

The Company has an established mechanism for investor service and grievance handling, with Karvy and the Compliance Officer appointed by the Company for this purpose, being the important functional nodes. The Company has appointed Internal Securities Auditors to concurrently audit the securities related transactions being handled at Karvy and communication exchanged with investors, regulatory and other concerned authorities.

The Company has prescribed service standards for various investor related activities being handled by Karvy, which are covered in the section on 'Initiatives Taken by the Company'. These standards are periodically reviewed by the Company. Any deviation therefrom is examined by the Internal Securities Auditors who also advise the corrective actions thereon and inform the Company on the matters on a monthly basis.

The Board of Directors of the Company has constituted a Shareholders' / Investors' Grievance Committee (the Committee) which, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with securities transfers and other processes. The Committee also reviews the redressal of shareholders' complaints related to transfer of shares, non-receipt of Balance Sheet, non-receipt of dividend etc. The Committee oversees performance of the R&TA and recommends measures for overall improvement in the quality of investor services. A summary of investor related transactions and details is also considered by the Board of Directors of the Company.

3. **Company's Recommendation to the Shareholders / Investors**

In pursuit of the Company's objective to mitigate / avoid risks while dealing with securities and related matters, the following are the Company's recommendations to share holders / investors:

Open Demat Account and Dematerialise your shares

Investors should convert their physical holdings of securities into demat holdings. Holding securities in demat form helps investors to get immediate transfer of securities. No stamp duty is payable on transfer of shares held in demat form and risks associated with physical certificates such as forged transfers, fake certificates and bad deliveries are avoided.

Consolidate Multiple Folios

Investors should consolidate their shareholding held in multiple folios. This would facilitate one-stop tracking of all corporate benefits on the shares and would reduce time and efforts required to monitor multiple folios.

Register ECS Mandate and furnish correct bank account particulars with Company / Depository Participant

Investor should provide an ECS mandate to the Company in case of shares held in physical form and ensure that the correct and updated particulars of their bank account are available with the Depository Participant (DP) in case of shares held in demat form. This would facilitate in their receiving direct credits of dividends, refunds etc., from companies and avoiding postal delays and loss in transit.

Fill and submit Nomination Form

Investors should register the nominations, in case of physical shares, with the Company and in case of dematerialised shares with their DP. Nomination would help successors to get the shares transmitted in their favor without any hassles.

Keep holding details confidential

Folio number (Client ID and DP ID number in respect of dematerialised securities) should not be disclosed to unknown persons. Signed blank transfer deeds (delivery instruction slips in respect of dematerialised shares) should not be given to unknown persons.

Deal with Registered Intermediaries

Investors should transact through a registered intermediary who is subject to regulatory discipline of SEBI, as it will be responsible for its activities, and in case intermediary does not act professionally, investors can take up the matter with SEBI.

Obtain documents relating to purchase and sale of securities

A valid Contract Note / Confirmation Memo should be obtained from the broker / sub-broker, within 24 hours of execution of purchase or sale of securities and it should be ensured that the Contract Note / Confirmation Memo contains order number , trade number, trade time, quantity, price and brokerage. In case the investors have any doubt about the details contained in the contract note, they can avail the facility provided by BSE/NSE to verify the trades on BSE/NSE websites. It is recommended that this facility be availed in respect of a few trades on random basis, even if there is no doubt as to the authenticity of the trade/transaction.

Monitor holdings regularly

Demat account should not be kept dormant for long. Periodic statement of holdings should be obtained from the concerned DP and holdings verified. Where the investor is likely to be away for a long period of time and where the shares are held in electronic form, the investor can make a request to the DP to keep the account frozen so that there can be no debit to the account till the instruction for freezing the account is countermanded by the investor.

Register for SMS alert facility

Investors should register their mobile numbers with DPs for SMS alert facility. National Securities Depository Limited and Central Depository Services (India) Limited proactively inform investor of transaction in the demat account by sending SMS. Investors will be informed about debits and credits to their demat account without having to call-up their DPs and investors need not wait for receiving Transaction Statements from DPs to know about the debits and credits.

Exercise caution

There is likelihood of fraudulent transfers in case of folios with no movement or where the shareholder has either expired or is not residing at the address registered with the Company. Company / DP should be updated on any change of address or contact details. Similarly information of death of shareholders should also be communicated.

Mode of Postage

Share Certificates and high value dividend / interest warrants / cheques / demand drafts should not be sent by ordinary post. It is recommended that investors should send such instruments by registered post or courier.

4. **Concepts and Procedures for Securities Related Matters**

4.1. Dividend

4.1.1. Payment of Dividend

The Dividend is paid under two modes viz:

(a) Electronic Clearing Service (ECS) and any other mode through electronic means like Real Time Gross Settlement (RTGS), National Electronic Fund Transfer (NEFT) and through Direct credit

(b) Payment by mailing dividend warrants

4.1.2. Payment of dividend through Electronic Clearing Service (ECS) facility

What is payment of dividend through ECS Facility and how does it operate?

Reserve Bank of India's ECS facility provides investors an option to receive dividend / interest directly in their bank accounts rather than receiving the same through post. Under this option, investor's bank account is directly credited and an advice thereof is issued by the Company after the transaction is effected. The concerned bank branch credits investor's account and indicates the credit entry as "ECS" in his / her passbook / statement of account. If any investor maintains more than one bank account, payment can be received at any one of his / her accounts as per the preference of the investor. The investor does not have to open a new bank account for the purpose.

What is payment of dividend through NEFT Facility and how does it operate?

NEFT denotes payment of dividend electronically through RBI clearing to selected bank branches which have implemented Core Banking solutions (CBS). This extends to all over the country, and is not necessarily restricted to the 68 designated centres where payment can be handled through ECS. Most of the Public Sector Banks (PSB) have implemented CBS where some of their bank branches are networked through computer. This facilitates a constituent to do banking anywhere with any of the Bank's branches. Almost all the Private sector Banks have implemented networking of all their branches. The PSB's while implementing CBS have given their constituents a new bank account number. To facilitate payment through NEFT, the shareholder is required to ensure that the bank branch where his/her account is operated, is under CBS and also record the particulars of the new bank account with the DP with whom the demat account is maintained. Initially the payment through NEFT will be implemented for payment which is being remitted to the investor holding bank accounts with private sector banks and selectively for other PSB. Based on this experience it will be extended to cover a larger network of banks in the future. At present RBI carries out six settlements a day through NEFT which will result in almost instant credit to the investors bank account. Real Time Gross Settlement (RTGS) facilitates payment electronically for high value payments. Payment through RTGS will be done for dividend payments of a sum above Rs 1,000,000 (Rs Ten Lakhs and above) subject to the implementation of CBS by the recipient bank and the Indian Financial Service Code (IFSC) available to the recipient bank.

What is payment of dividend through Direct Credit and how does it operate?

The Company will be appointing one bank as its Dividend banker for distribution of dividend. The said banker will carry out direct credit to those investors who are maintaining bank account with the said bank, provided the bank account details are registered with the DP for dematerialised shares and / or registered with the R &TA prior to the payment of dividend for shares held in physical form.

What are the benefits of ECS (payment through electronic facilities)?

Some of the major benefits are :

a. Shareholder need not make frequent visits to his bank for depositing the physical paper instruments.

b. Prompt credit to the bank account of the investor through electronic clearing.

c. Fraudulent encashment of warrants is avoided.

d. Exposure to delays / loss in postal service avoided.

e. As there can be no loss in transit of warrants, issue of duplicate warrants is avoided.

Which cities provide ECS facility?

SEBI in consultation with Reserve Bank of India has extended the ECS Facility to the investors residing at 68 locations centres, Ahmedabad, Agra, Allahabad, Amritsar, Aurangabad, Bengaluru, Baroda, Bhilwara, Bhopal, Bhubaneshwar, Burdwan, Calicut, Chandigarh, Chennai, Coimbatore, Dehradun, Dhanbad, Durgapur, Erode, Gorakhpur, Guwahati, Gwalior, Haldia, Hubli, Hyderabad, Indore, Jabalpur, Jaipur, Jalandhar, Jammu, Jamshedpur, Jodhpur, Kakinada, Kanpur, Kochi/ Ernakulam, Kolhapur, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Mysore, Nagpur, Nashik, Nellore, New Delhi, Panaji, Patna, Pondicherry, Pune, Raipur, Rajkot, Ranchi, Salem, Shimla, Sholapur, Siliguri, Surat, Thiruvananthapuram, Tirupati, Tirupur, Trichur, Trichy, Udaipur, Varanasi, Vijaywada and Visakhapatnam.

The Reserve Bank of India may extend, this service to some more centres.

How to avail of ECS Facility?

Investors holding shares in physical form may send their ECS Mandate Form, duly filled in, to the Company's R&TA. The Form may be downloaded from the Company's website www.ril.com under the section "Investor Relations" or from the Company's R&TA's website http://karisma.karvy.com/intranet/jsp/docs/ECS.doc (for accessing this link registration may be required, address link for registration is http://karisma.karvy.com/karisma/html/index.htm).

However, if shares are held in dematerialised form, ECS mandate has to be sent to the concerned Depository Participant (DP) directly, in the format prescribed by the DP.

Why cannot the Company take on record bank details in case of dematerialised shares?

As per the Depository Regulations, the Company is obliged to pay dividend on dematerialised shares as per the bank account details furnished by the concerned Depository. Therefore, investors are requested to keep their bank particulars updated with the Depository Participants.

Can ECS Facility be opted out by investors?

Investors have a right to opt out from this mode of payment by giving an advance notice of four weeks, prior to payment of dividend, either to the Company's R&TA or to the concerned DP, as the case may be.

How to register a request for obtaining payment through ECS for the shares held in dematerialised form?

The investor should approach the DP and submit a request letter to the DP along with a copy of the cancelled cheque of the investors' bank account. The DP in turn will record the 9 digit MICR number along with the account particulars of the investor. This action would facilitate future payment of dividend, etc. to be received in electronic mode. Recording the 9 digit MICR number with the DP will also facilitate receipt of payment through NEFT or RTGS.

4.1.3. Course of Action in case of Non-receipt of Dividend, Revalidation of Dividend Warrant etc.

What should a shareholder do in case of non-receipt of dividend?

Shareholders may write to the Company's R&TA, furnishing the particulars of the dividend not received, and quoting the folio number/DPID and Client ID particulars (in case of dematerialised shares). The R&TA shall check the records and issue duplicate dividend warrant if the dividend remains unpaid in the records of the Company after expiry of the validity period of the warrant which is normally three months from the date of its issue. If the validity period of the lost dividend warrant has not expired, shareholders will have to wait till the expiry date since duplicate warrant cannot be issued during the validity of the original warrant. On expiry of the validity period, if the dividend warrant is still shown as unpaid in records of the Company, duplicate warrant will be issued. The R&TA would request the concerned shareholder to execute an indemnity before issuing the duplicate warrant.

However, duplicate warrants will not be issued against those shares wherein a 'stop transfer indicator' has been instituted either by virtue of a complaint or by law, unless the procedure for releasing the same has been completed.

No duplicate warrant will be issued in respect of dividends which have remained unpaid / unclaimed for a period of seven years in the unpaid dividend account of the Company as they are required to be transferred to the Investor Education and Protection Fund (IEPF) constituted by the Central Government.

Why do the shareholders have to wait till the expiry of the validity period of the original warrant?

Since the dividend warrants are payable at par at several centres across the country, banks do not accept 'stop payment' instructions. Hence, shareholders have to wait till the expiry of the validity of the original warrant.

What is the procedure for revalidation of dividend warrants?

Shareholders who have not encashed their dividend warrants within the validity period may send their request of revalidation to the Company's R&TA enclosing the said dividend warrants. The Company's R&TA will after due verification of the records, issue a revalidated dividend warrant. The revalidated warrant will be valid for a period not exceeding 3 months from the date of such warrant.

How can a bank or any other person be authorised to receive dividends on behalf of shareholders?

Shareholders may write to the Company's R&TA furnishing the name and address of the authorised person/bank along with folio number and current communication address. The Company's R&TA will despatch the respective shareholders' dividend warrants to the concerned person / bank. This facility is applicable only for the shareholders holding shares in physical form.

4.1.4. Unclaimed / Unpaid Dividend:

What are the statutory provisions governing unclaimed dividend?

Prior to amendment of Section 205A and enactment of Section 205C by the Companies (Amendment) Act, 1999, companies were required to transfer to the General Revenue Account of the Central Government, any moneys transferred to the 'unpaid dividend account' and which remained unpaid or unclaimed for a period of 3 years from the date of transfer to the unpaid dividend account. With effect from October 31, 1998, any moneys transferred to the 'unpaid dividend account' of the Company and remaining unpaid or unclaimed for a period of 7 years from the date it becomes due, shall be transferred to the Investor Education and Protection Fund (IEPF). **Investors are requested to note that no claims shall lie against the Company or IEPF for any moneys transferred to IEPF in accordance with the provisions of Section 205C of the Companies Act, 1956.**

What is the status of unclaimed and unpaid dividend for different years?

In view of the statutory provisions, as aforesaid, the status of unclaimed and unpaid dividend of the Company is captured in Chart 1.

Chart 1 Status of unclaimed and unpaid dividend for different years

	Dividend upto 1994-95	Dividend for 1995- 96 to 1999-2000	Dividend for 2000-01 and thereafter
Transfer of unpaid dividend	Transferred to General Revenue Account of the Central Government	Transferred to Central Government's Investor Education and Protection Fund (IEPF)	Will be transferred to IEPF on due date(s)
Claims for unpaid dividend	Can be claimed from ROC, Maharashtra*	Cannot be claimed	Can be claimed from the Company's R&TA within the time limits provided in Chart 2 given below:

* Shareholders who have not encashed their dividend warrant(s) relating to one or more of the financial year(s) upto and including 1994-95 are requested to claim such dividend from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A Wing", CBD-Belapur, Navi Mumbai - 400 614. Telephone (091) (022) 2757 6802, in Form II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978.

Chart 2 Information in respect of unclaimed and unpaid dividends declared for 2000-01 and thereafter

Financial year ended	RIL		Erstwhile IPCL (Merged with RIL)	
	Date of declaration of Dividend	Last date for claiming unpaid Dividend	Date of declaration of Dividend	Last date for claiming unpaid Dividend
31.03.2001	15.06.2001	14.06.2008	27.09.2001	26.09.2008
31.03.2002	31.10.2002	30.10.2009	27.09.2002	26.09.2009
31.03.2003	16.06.2003	15.06.2010	13.06.2003	12.06.2010
31.03.2004	24.06.2004	23.06.2011	12.06.2004	11.06.2011
31.03.2005	03.08.2005	02.08.2012	27.06.2005	26.06.2012
31.03.2006	27.06.2006	26.06.2013	25.05.2006	24.05.2013
31.03.2007 (Interim)	10.03.2007	08.03.2014	10.03.2007	08.03.2014

4.2. Dematerialisation / Rematerialisation of Shares

What is dematerialisation of shares?

Dematerialisation (Demat) is the process by which securities held in physical form are cancelled and destroyed and the ownership thereof is entered into and retained in a fungible form on a depository by way of electronic balances. Trading in demat form is regulated by the Depositories Act, 1996 and is monitored by the Securities and Exchange Board of India (SEBI). The two depositories presently functioning are National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

Why dematerialise shares? Trading in Compulsory Demat

SEBI has notified various companies whose shares shall be traded in demat form only. By virtue of such notification, the shares of the Company are also subject to compulsory trading only in demat form on the Stock Exchanges.

Benefits of Demat

- Elimination of bad deliveries
- Elimination of all risks associated with physical certificates
- No stamp duty on transfers
- Immediate transfer / trading of securities
- Faster settlement cycle
- Faster disbursement of non cash corporate benefits like rights, bonus, etc.
- SMS alert facility
- Lower brokerage is charged by many brokers for trading in dematerialised securities
- Periodic status reports and information available on internet
- Ease related to change of address of investor
- Elimination of problems related to transmission of demat shares
- Ease in portfolio monitoring

How to dematerialise shares?

The procedure for dematerialising shares is as under :

- Open Beneficiary Account with a Depository Participant (DP) registered with SEBI.
- Submit Demat Request Form (DRF) as given by the DP, duly signed by all the holders with the names and signatures in the same order as appearing in the concerned certificate(s) and the Company records.
- Obtain acknowledgment from the DP on handing over the share certificate(s) along with the DRF.
- Demat confirmations are required to be completed in 21 days as against 30 days (excluding time for despatch) for physical transfer. Service standards prescribed by the Company for completing demat is three days from the date of the receipt of requisite documents for the purpose.
- Receive a confirmation statement of holdings from the DP. Statement of holdings is sent by the DPs from time to time. Presently, confirmation is given by DPs on an immediate basis through email or SMS facilities, thus enabling shareholders to further trade in the securities immediately. Shareholders should not send share certificate(s) / documents to the Company / Company's R&TA directly.

Additional information on the matter may be received from - Shri S. P. Venugopal, Deputy General Manager, Demat Advisory Cell, Karvy Computershare Private Limited 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034, India Telephone Nos: +91 40 2332 0666 / 2332 0711 / 2332 3031 / 2332 3037; e-mail: spvenu@karvy.com

How to get dividend on dematerialised shares? Will such shareholders be eligible for receiving Annual Report every year and also to attend General Meetings?

Dividend of shareholders holding shares in dematerialised form (residing at 68 centres stated hereinabove) will be credited through ECS/ electronically to the bank accounts as opted by them while opening the Beneficiary Accounts with the DP. In other cases, dividend warrants will be despatched to them with the bank account details, as furnished by the Depositories, printed thereon. Holding shares in dematerialised form will not have any adverse affect on the rights of the Shareholders. As members of the Company, they will be entitled to receive Annual Report, attend General Meetings and participate and vote thereat to the extent of their shareholding.

Is pledge of dematerialised shares possible?

Dematerialised shares can be pledged for the purpose of availing of any funding / loan arrangement with a bank.

What is the SMS alert facility?

NSDL and CDSL have launched SMS Alert facility for demat account holders whereby investors can receive alerts for debits (transfers) to their demat accounts and for credits in respect of corporate actions for IPO and offer for sale. Under this facility, investors can receive alerts, a day after such debits (transfers) / credits take place. These alerts are sent to those account holders who have provided their mobile numbers to their Depository Participants (DPs). Alerts for debits are sent, if the debits (transfers) are up to five ISINs in a day. In case debits (transfers) are for more than five ISINs, alerts are sent with a message that debits for more than five ISINs have taken place and that the investor can check the details with the DP.

What is rematerialisation of shares?

It is the process through which shares held in demat form are converted into physical form by issuance of share certificate(s).

What is the procedure for rematerialisation of shares?

- Shareholders should submit duly filled in Rematerialisation Request Form (RRF) to the concerned DP.
- DP intimates the relevant Depository of the request through the system.
- DP submits RRF to the Company's R&TA.
- Depository confirms rematerialisation request to the Company's R&TA.
- The Company's R&TA updates accounts and prints certificate(s) and informs the Depository.
- Depository updates the Beneficiary Account of the shareholder by deleting the shares so rematerialised.
- Share certificate(s) is despatched to the shareholder.

4.3. Nomination Facility:

What is nomination facility and to whom it is more useful? What is the procedure of appointing a nominee?

Section 109A of the Companies Act, 1956 provides the facility of nomination to shareholders. This facility is mainly useful for individuals holding shares in sole name. In the case of joint holding of shares by individuals, nomination will be effective only in the event of the death of all joint holders. Investors, especially those who are holding shares in single name, are advised to avail of the nomination facility by submitting the prescribed Form 2B to the Company's R&TA. Form 2B may be downloaded from the Company's website, www.ril.com under the section "Investor Relations". However, if shares are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

Who can appoint a nominee and who can be appointed as a nominee?

Individual shareholders holding the shares / debentures in single name or joint names can appoint a nominee. In case of joint holding, joint holders together have to appoint the nominee. While an individual can be appointed as a nominee, a trust, society, body corporate, partnership firm, karta of HUF or a power of attorney holder will not be nominee(s). Minors can, however, be appointed as a nominee.

How to avail of nomination facility for more than one folio?

There can be only one nomination for one folio. Folios having different order or combination of names of shareholders will require separate nominations.

Can a nomination once made be revoked / varied?

It is possible to revoke / vary a nomination once made. If nomination is made by joint holders, and one of the joint holders dies, the remaining joint holder(s) can make a fresh nomination by revoking the existing nomination.

Are the joint holders deemed to be nominees to the shares?

Joint holders are not nominees; they are joint holders of the relevant shares having joint rights on the same. In the event of death of any one of the joint holders, the surviving joint holder(s) of the shares is / are the only person(s) recognised under law as holder(s) of the shares. Joint Shareholders may together appoint a nominee.

Can a Non Resident Indian (NRI) nominate ?

Yes, Non Resident Indian (NRI) can nominate. But, a Power of Attorney holder cannot nominate on behalf of NRI.

Can a NRI be a nominee?

NRI can be a nominee on repatriable or non-repatriable basis subject to Reserve Bank of India's permission as applicable.

What rights are conferred on the nominee and how can he exercise the same?

The nominee is entitled to all the rights of the deceased shareholder to the exclusion of all other persons. In the event of death of the shareholder, all the rights of the shareholder shall vest in the nominee. In case of joint holding, all the rights shall vest in the nominee only in the event of death of all the joint holders. The nominee is required to apply to the Company by reporting death of the nominator along with the attested copy of the death certificate.

The nominee has an option to decide to register himself as a shareholder or he/she could send an application to have the shares transferred to any other person to whom the nominator could have otherwise transferred the shares. If the nominee opts to transfer the shares to a third party, he/she should submit to the Company's R&TA, the transfer deed(s) duly stamped and executed, along with the relevant certificate(s) and other documentary proof(s).

If shares are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

4.4. Transfer / Transmission / Transposition / Duplicate Certificates etc.

How to get shares registered in favour of transferee(s)?

Transferee(s) need to send share certificate(s) along with share transfer deed in the prescribed form 7B, duly filled in, executed and affixed with share transfer stamps, to the Company's R&TA. It takes about 7 days for the Company's R&TA to process the transfer, although the statutory time limit fixed for completing a transfer is one month under the Listing Agreement and two months under the Companies Act, 1956. The Government of India, Ministry of Finance, Department of Revenue, has fixed the Stamp Duty on Transfer (whether with or without consideration) of shares at the rate of twenty five paise (25 paise) for every Rs. 100 or part thereof of the market value of the shares on the date of execution of the transfer deed. The transfer deed is valid for a period of one year from the date of presentation or till the book closure date, whichever is later. In case the transfer deed has expired, the holder may approach the Registrar of Companies to get the same revalidated. In case of dematerialised shares, the shares are credited to the purchaser's account by the respective Depository Participant under the directions of the concerned Depository. Presently, transfer of dematerialised shares does not attract stamp duty.

What should transferee (purchaser) do in case transfer form is returned with objections?

Transferee needs to immediately proceed to get the errors/ discrepancies corrected. Transferee needs to contact the transferor (seller) either directly or through his broker for rectification or replacement with good securities. After rectification or replacement of the securities the same can be resubmitted for affecting transfer. In case the errors are non rectifiable, purchaser has recourse to the seller and his broker through the Stock Exchange to get back his money. However, in case of off market transactions matter should be settled with the seller only

Can shares be transferred to a minor, Hindu Undivided Family, Firm, Trust etc. ?

Yes, shares can be transferred to a minor. In such a case the share transfer deed is required to be signed by the natural guardian on behalf of the minor.

In the case of Hindu Undivided Family (HUF) shares can be transferred in the name of the Karta of HUF, in the case of a Firm shares can be transferred to a partner of the firm and in the case of a Trust shares can be transferred to a trustee of the trust.

What is the procedure for transfer of shares in the case of Non Residents ?

In the case of transfer of shares by Non Residents in addition to the normal procedure for transfer of shares, prior approval of Reserve Bank of India (RBI) is required to be obtained by the Non Resident investors.

Can single holding of shares be converted into joint holdings or joint holdings into single holding? If yes, what is the procedure involved in doing the same?

Yes, conversion of single holding into joint holdings or joint holdings into single holding or transfer within the family members leads to a change in the pattern of ownership, and therefore, procedure for a normal transfer as mentioned above needs to be followed.

How to get shares registered which are received by way of gift? Does it attract stamp duty?

The procedure for registration of shares gifted (held in physical form) is same as the procedure for a normal transfer. The stamp duty payable for registration of gifted shares would be @ 25 paise for every Rs. 100 or part thereof, of the face value or the market value of the shares prevailing as on the date of the document, if any, conveying the gift or the date of execution of the transfer deed, whichever is higher. The procedure for registration of shares gifted (held in demat form) is the same as the procedure for transfer of shares in demat form in off market mode.

What is the procedure for getting shares in the name of surviving shareholder(s), in case of joint holding, in the event of death of one shareholder?

The surviving shareholder(s) will have to submit a request letter supported by an attested copy of the death certificate of the deceased shareholder and accompanied by the relevant share certificate(s). The Company's R&TA on receipt of the said documents and after due scrutiny, will delete the name of the deceased shareholder from its records and return the share certificate(s) to the surviving shareholder(s) with necessary endorsement.

If a shareholder who holds shares in his sole name dies without leaving a Will, how can his legal heir(s) claim the shares?

The legal heir(s) should obtain a Succession Certificate or Letter of Administration with respect to the shares and send a true copy of the same, duly attested, along with a request letter, transmission form, and the share certificate(s) in original, to the Company's R&TA for transmission of the shares in his / their name(s).

In case of a deceased shareholder who held shares in his / her own name (single) and had left a Will, how do the legal heir(s) get the shares transmitted in their name(s)?

The legal heir(s) will have to get the Will probated by the Court of competent jurisdiction and then send to the Company's R&TA a copy of the probated copy of the Will, along with relevant details of the shares, the relevant share certificate(s) in original and transmission form for transmission of the shares in his / their name(s).

How can the change in order of names (i.e. transposition) be effected?

Share certificates along with a request letter duly signed by all the joint holders may be sent to the Company's R&TA for change in order of names, known as 'transposition'. Transposition can be done only for the entire holdings under a folio and therefore, requests for transposition of part holding cannot be accepted by the Company / R&TA. For shares held in demat form, investors are advised to approach their DP concerned for transposition of the shares the Company.

What is the procedure for obtaining duplicate share certificate(s) in case of loss / misplacement of original share certificate(s)?

Shareholders who have lost / misplaced share certificate(s) should inform the Company's R&TA, immediately about loss of share certificate(s), quoting their folio number and details of share certificate(s), if available. The R&TA shall immediately mark a 'stop transfer' on the folio to prevent any further transfer of shares covered by the lost share certificate(s). It is recommended that the shareholders should lodge a FIR with the police regarding loss of share certificate(s). They should send their request for duplicate share certificate(s) to the Company's R&TA. Documents required to be submitted along with the application include Indemnity Bond, Surety Form, copy of FIR, Memorandum of Association and Certified Copy of the Board Resolution (in case of companies).

What should a shareholder do in case he finds the original share certificate(s) after receipt of duplicate share certificate(s)?

Such a shareholder is requested to surrender the original share certificate(s), after cancellation, to the Company's R&TA immediately, if the duplicate share certificate(s) have been issued to him/her. Further, as the shareholder has been issued duplicate share certificate(s), he/she would be liable to indemnify any innocent third party(ies) purchasing the original share certificate(s), directly or indirectly, with or without the knowledge of the original shareholder, as it tantamounts to passing of adverse title.

What is the procedure for splitting of a share certificate into smaller lots?

Shareholders may write to the Company's R&TA enclosing the relevant share certificate for splitting into smaller lots. The share certificates, after splitting, will be sent by the Company's R&TA to the shareholders at their registered address.

How to get the certificates issued in various denominations consolidated into Single Certificate?

Consolidation of share certificates helps in saving costs in the event of dematerialising shares and also provides convenience in holding the shares physically. Shareholders having certificates in various denominations under the same folio should send all the certificates to Karvy for consolidation of all the shares into a single certificate.

If the shares are not under the same folio but have the same order of names, the shareholder should write to Karvy for the prescribed form for consolidation of folios. This will help the investors to efficiently monitor the holding and receivable thereon.

4.5. Miscellaneous

4.5.1. Change of address

What is the procedure to get change of address registered in the Company's records?

Shareholders holding shares in physical form, may send a request letter duly signed by all the holders giving the new address along with Pin Code. Shareholders are also requested to quote their folio number and furnish proof such as attested copies of Ration Card / PAN Card / Passport / Latest Electricity or Telephone Bill / Lease Agreement etc. If shares are held in dematerialised form, information about change in address needs to be sent to the DP concerned.

Can there be multiple addresses for a single folio?

There can only be one registered address for one folio.

4.5.2. Change of name

What is the procedure for registering change of name of shareholders?

Shareholders may request the Company's R&TA for effecting change of name in the share certificate(s) and records of the Company. Original share certificate(s) along with the supporting documents like marriage certificate, court order etc. should be enclosed. The Company's R&TA, after verification, will effect the change of name and send the share certificate(s) in the new name of the shareholders. Shareholders holding shares in demat form, may request the concerned DP in the format prescribed by DP.

4.5.3. Authority to another person to deal with shares

What is the procedure for authorising any other person to deal with the shares of the Company?

Shareholders need to execute a Power of Attorney in favour of the concerned person and submit a notarised copy of the same to the Company's R&TA. After scrutiny of the documents, the R&TA shall register the Power of Attorney and inform the shareholders concerned about the registration number of the same. Whenever a transaction is done by the Power of Attorney holder this registration number should be quoted in the communication.

4.6. Shareholders' General Rights

- To receive not less than 21 days notice of general meetings unless consented for a shorter notice.
- To receive notice and forms for Postal Ballots in terms of the provisions of the Companies Act, 1956 and the concerned Rules issued thereunder.
- To receive copies of Balance Sheet and Profit and Loss Account along with all annexures / attachments (Generally known as Annual Report).
- To participate and vote at general meetings either personally or through proxy (proxy can vote only in case of a poll).
- To receive dividends and other corporate benefits like bonus, rights etc. once approved.
- To demand poll on any resolution at a general meeting in accordance with the provisions of the Companies Act, 1956.
- To inspect statutory registers and documents as permitted under law.
- To require the Board of Directors to call an extraordinary general meeting in accordance with the provisions of the Companies Act, 1956.

4.7. Duties / Responsibilities of Investors

- To remain abreast of corporate developments, company specific information and take informed investment decision(s).
- To be aware of relevant statutory provisions and ensure effective compliance therewith.
- Not to indulge in fraudulent and unfair trading in securities nor to act upon any unpublished price sensitive information.
- To participate effectively in the proceedings of shareholders' meetings.
- To respond to communications seeking shareholders' approval through Postal Ballot.
- To respond to communications of SEBI / Depository / Depository Participant / Brokers / Sub-brokers / Other Intermediaries / Company, seeking investor feedback / comments.

5. Initiatives taken by the Company setting new Benchmarks in Investor Service

The service standards that have been set by the Company for various investor related transactions / activities are as follows :

(A) Registrations

Sl No	Particulars	Service Standards (No. of working days)
1.	Transfers	7
2.	Transmission	4
3.	Transposition	4
4.	Deletion of Name	3
5.	Folio Consolidation	3
6.	Change of Name	3
7.	Demat	3
8.	Remat	3
9.	Issue of Duplicate Certificate	35
10.	Replacement of Certificate	3
11.	Certificate Consolidation	3
12.	Certificate Split	3

(B) Correspondence

Sl. No	Particulars	Service Standards (No. of working days)
Queries / Complaints		
1.	Non-receipt of Annual Reports	2
2.	Non-receipt of Dividend Warrants	4
3.	Non-receipt of Interest/ Redemption Warrants	4
4.	Non-receipt of Certificate	2
Event Based		
1.	TDS certificate	2
2.	Allotment / call money	4
3.	Others	2
Requests		
1.	Change of Address	2
2.	Revalidation of Dividend Warrants	3
3.	Revalidation of Redemption Warrants	3
4.	Bank Mandate / Details	2
5.	Nomination	2
6.	Power of Attorney	2
7.	Multiple Queries	4
8.	IEPF Letters	3

Undelivered Share Certificates & Warrants

The Company with the help of its R&TA has been engaged in a continuous exercise of tracking investors who could not be reached at their existing address.

Intimation Letters to Investors

The Company gives an opportunity by sending intimation letters to investors for claiming their outstanding dividend / interest amount which is due for transfer to Investor Education & Protection Fund.

Consolidation of Folios

The Company has initiated a unique investor servicing measure for consolidation of small holdings within the same household.

In terms of this, those shareholders holding less than 10 shares (under a single folio) in the Company, within the same household, can send such shares for transfer along with transfer forms duly filled in and signed, free of cost; the stamp duty involved in such cases will be borne by the Company.

Benefits of Consolidation of Folios:

- The present day scenario provides the investor with the comfort of maintaining the portfolios through dematerialisation. Investors need to open multiple demat accounts in case the shares are held in different combinations. Consolidation of the folios would minimise the necessity to open multiple demat accounts and thereby maintenance costs can be reduced.
- Consolidation of folios would also help in shareholder(s) getting a single share certificate for all the shares held by them thereby reducing dematerialisation costs if the shareholder(s) opt for converting the shares into electronic mode.
- Maintenance of multiple folios would result in payment of dividend amounts through multiple warrants, resulting in higher chances of pilferage / misplacement in postal transit. Consolidation of folios would lead to payment of dividend through a single warrant and hence the shareholder is assured of receiving the dividend on all the shares held by him by a single transaction.
- In case of dividend being credited directly to the bank accounts of the investor, the requirement for the investor to verify his bank account to ensure that dividend for all the shares has been credited does not arise. The dividend for all the shares held by him would be credited as a single transaction.

Scheme for disposal of 'Odd Lot' Equity Shares

At the Annual General Meeting of the Company held on June 26, 1998, our Founder Chairman Shri Dhirubhai H. Ambani, announced for the benefit of small shareholders a scheme for disposal of 'Odd Lot' shares (the Scheme) to facilitate such shareholders to realise the full market value without having to suffer a discount for odd lots.

In order to assist small shareholders in disposal of such odd lot shares held in physical form, the Company has formed a Trust known as 'Reliance Odd Lot Shares Trust' which will dispose of the odd lot shares on behalf of the shareholders.

The salient features of the Scheme effective July 1, 1998, are as under :

- This Schemè is available to Indian national residents in respect of any master folio having holdings up to 49 shares. The entire holding which is in odd lot under a master folio has to be offered under the Scheme.
- The Scheme is purely to facilitate the disposal of odd lot Equity Shares and is absolutely optional. Shareholders are free to avail of any other offer that may be available.
- The holders of Equity Shares in odd lot may avail of the Scheme by lodging duly filled in application form and a duly executed transfer deed along with the relevant share certificate(s).
- The odd lot shares offered under the Scheme are sold on a first-come-first served basis in the open market, through designated brokers in the Bombay Stock Exchange / National Stock Exchange.
- All costs of implementing the Scheme will be borne by the Company and shareholders will receive the full sale proceeds of their holdings without any deduction for service charges and brokerage.

6. Information Regarding Tax on Dividend and Sale of Shares

The provisions relating to tax on dividend and sale of shares are provided for ready reference of Shareholders:

- No tax is payable by shareholders on dividend. However, the Company is required to pay dividend tax @ 15% and surcharge @ 10%, together with education cess @ 2% and higher education cess @ 1%.
- Short Term Capital Gains (STCG) tax is payable @ 15% (as proposed in the Finance Bill 2008-09)and surcharge @ 10% above income level of Rs. 10 lakh in case of 'individuals' together with education cess @ 2% and higher education cess @ 1%, in case shares are sold within 12 months from the date of purchase.
- No Long Term Capital Gains (LTCG) tax is payable on sale of shares through a recognised stock exchange, provided STT as mentioned above has been paid and shares are sold after 12 months from the date of purchase. In any other case, lower of the following is payable as long term capital gain tax:
  - (a) 20% of the capital gain computed after substituting 'cost of acquisition' with 'indexed cost of acquisition';
  - (b) 10% of the capital gain computed before substituting 'cost of acquisition' with 'indexed cost of acquisition'.
- Securities Transaction Tax (STT) is payable as under - @ 0.125% (w.e.f. June 1, 2006) by both the purchaser and the seller in respect of delivery based transactions - @ 0.017% (w.e.f. June 1, 2006) by the seller in respect of derivatives - @ 0.025% (w.e.f. June 1, 2006) by the seller in respect of transactions in securities not being settled by actual delivery.

7. Investor Servicing and Grievance Redressal at External Agencies

I) Ministry of Corporate Affairs

Ministry of Corporate Affairs (MCA) has launched a major e- Governance initiative christened as "MCA 21" on the MCA portal (www.mca.gov.in). One of the key benefits of this initiative includes timely redressal of investor grievances. MCA 21 system accepts complaints under the eForm prescribed, which has to be filed online. The nature of complaint may relate to:

- Shares / Dividends
- Debentures / Bonds
- Fixed Deposits - non receipt of amount
- Miscellaneous - non receipts
- Any other

The status of complaint can be viewed by quoting the Service Request Number (SRN) provided at the time of filing the complaint.

II) Investor Education and Protection Fund (IEPF)

IEPF is for promotion of investors' awareness and protection of the interests of investors. IEPF through Investor Helpline is assisting investors- free of charge- in redressal of their grievances. It provides a facility, to the investors, to lodge their grievance on the website itself. This facility is available on website http://www.investorhelpline.in. The complaints can be lodged on various issues such as

- Refund Order / Allotment Advice related
- Non-Receipt of Dividend
- Non-Receipt of Share certificates / Units after allotment / transfer / Bonus Transmission etc.
- Non-Receipt of Debentures / Bond Certificate or Interest / Redemption Amount
- Offer for Rights Issue
- Non-Receipt of Investments and returns thereon on Collective Investment Schemes / Plantation Companies
- Non-Receipt of Annual Report / AGM Notice / Proxy Form
- Non-Registration of Change in Address of Investor
- Non-Receipt of Fixed / Public Deposits related amounts
- Demat related Grievances

III) Securities and Exchange Board of India (SEBI)

SEBI, in its endeavour to protect the interest of investors, has provided a platform wherein the investors can lodge their grievances. This facility is available on the SEBI website (www.sebi.gov.in) under the Investor Guidance Section. The complaints can be lodged on various issues such as:

- Non receipt of dividend
- Non receipt of share certificates after transfer
- Matters pertaining to non-receipt of allotment advice/ Refund Orders
- Matters pertaining to Debentures
- Non receipt of letter of offer of rights
- Any other After lodging the complaint, the Investors can track the status as well.

IV) Stock Exchanges

a) National Stock Exchange of India Limited (NSE) - NSE has formed an Investor Grievance Cell (IGC) to redress investors' grievances electronically. IGC is manned by a team of professionals who possess relevant experience in the areas of capital markets, company and legal affairs; especially trained to identify the problem faced by the investor, and to find and resolve at the earliest. The Investors have to log on to the website of NSE i.e. www.nseindia.com and in the Investors Service Centre Section they can fill in Form I or Form II depending upon the type of complaint and file the same electronically with NSE. Generally, complaints are resolved within a period of 45 days.

b) Bombay Stock Exchange Limited (BSE) - BSE provides an opportunity to its members to file their complaints electronically through its website www.bseindia.com under the Investor Desk Section. Here again as in case of NSE, the Investors can fill in various complaint forms depending upon the nature of their complaint and file them electronically.

V) Depositories

a. National Securities Depository Limited (NSDL) - In order to help its clients resolve their doubts, queries, complaints, NSDL has provided an opportunity wherein they can raise their queries by logging on to www.nsdl.co.in under the 'Query Now' section or an email can be marked mentioning the query to relations@nsdl.co.in.

b. Central Depository Services (India) Limited (CDSL) - Investors who wish to seek general information on depository services may mail their queries to investors@cdslindia.com. With respect to the complaints / grievances of the demat accountholders relating to the services of the Depository participants, mails may be addressed to complaints@cdslindia.com.

8. Other Information

A) Permanent Account Number (PAN):

SEBI has vide circular MRD/DoP/Cir-05/2007 dated April 27, 2007 made PAN the sole identification number for all participants in the securities market, irrespective of the amount of transaction. Now onwards, it has become mandatory to quote PAN before entering into any transaction in the securities market. PAN Card is now mandatory for operating a demat account. Application for fresh allotment of PAN can be made through Internet. Further, requests for changes or correction in PAN data or request for new PAN card (for an existing PAN) may also be made through Internet. The detailed procedure on this has been mentioned on the website (www.tin-nsdl.com). The Income Tax Department of India has highlighted the importance of PAN on its website incometaxindia.gov.in wherein lot of queries with respect to PAN have been replied in the FAQ section.

B) Insider Trading:

'Insider Trading' is a process in which any person who, is or was connected with the company or is deemed to have been connected with the company, on the basis of possession of unpublished price sensitive information trades in the shares of the Company for personal gains to the detriment of other innocent investors. In order to prevent insider trading and protect the rights of innocent investors, SEBI has enacted the SEBI (Prohibition of Insider Trading) Regulations 1992. As per Regulation 13 of the said Regulations initial and continual disclosures are required to be made by investors as under:

Initial Disclosure:

Any person who holds more than 5% shares or voting rights in any listed company shall disclose to the company [in Form A], the number of shares or voting rights held by such person, on becoming such holder, within 4 working days of : (a) the receipt of intimation of allotment of shares; or (b) the acquisition of shares or voting rights, as the case may be.

Continual Disclosure:

Any person who holds more than 5% shares or voting rights in any listed company shall disclose to the company [in Form C] the number of shares or voting rights held and change in shareholding or voting rights, even if such change results in shareholding falling below 5%, if there has been change in such holdings from the last disclosure made under sub-regulation (1) or under this sub-regulation; and such change exceeds 2% of total shareholding or voting rights in the company.

9. Contact Details

Ministry of Corporate Affairs
'A' wing, Shastri Bhawan Rajendra Prasad Road,
New Delhi - 110 001.
Phone : 011 - 23384660, 23384470, 23389403
Website: www.mca.gov.in

Depositories

National Securities Depository Limited
Trade World, A Wing, 4th & 5th Floors,
Kamala Mills Compound, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013.
Tel +91 22 2499 4200
Fax +91 22 2497 2993 / 2497 6351
e-mail: info@nsdl.co.in
Website: www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 16th Floor,
Dalal Street, Mumbai 400 023.
Tel +91 22 2272 3333
Fax +91 22 2272 3199 / 2272 2072
e-mail: investors@cdslindia.com
Website: www.cdslindia.com

Registrars and Transfer Agents
Karvy Computershare Private Limited
Karvy House, 46, Avenue 4,
Street No. 1, Banjara Hills, Hyderabad 500 034.
Tel +91 40 2332 0666 / 2332 0711 /
2332 3037 / 2332 3031
Fax +91 40 2332 3058
e-mail: rilinvestor@karvy.com

Securities and Exchange Board of India
SEBI Bhavan, Plot No. C4-A,
'G' Block, Bandra-Kurla Complex, Bandra (East),
Mumbai 400 051.
Tel +91 22 26449000 / 40459000
e-mail: sebi@sebi.gov.in

Securities and Exchange Board of India
Office of Investor Assistance and Education
SEBI Bhavan, Plot No. C4-A, 'G' Block,
Bandra-Kurla Complex, Bandra (East),
Mumbai 400 051.
Tel +91 22 26449188/26449199
Fax +91 22 2644 9039
e-mail: oiac_assistance@sebi.gov.in

Registrar of Companies,
Maharashtra Everest,
100 Marine Drive, Mumbai 400 002.
Tel +91 22 22812639
Fax +91 22 22811977
e-mail: rocbom.sb@sb.nic.in

Company Law Board
(Western Region Bench)
2nd Floor, NTC House,
15, N.M. Marg, Ballard Estate,
Mumbai 400 038.
Tel +91 22 2261 1456

Regional Director (Western Region)
Ministry of Corporate Affairs
Everest, 5th Floor, 100, Marine Drive,
Mumbai 400 002.
Tel +91 22 2281 7259
Fax +91 22 2281 2389
e-mail: rdwest@sb.nic.in

Bombay Stock Exchange Limited (BSE)
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai 400 001.
Tel +91 22 2272 1233 / 4
Fax +91 22 2272 1919
e-mail: is@bseindia.com
Website: www.bseindia.com

The National Stock Exchange of India Limited (NSE)
"Exchange Plaza" Plot No. C/1,
"G" Block Bandra-Kurla Complex, Bandra (E),
Mumbai 400 051.
Tel +91 22 2659 8100 - 8114
Fax +91 22 2659 8120
e-mail: ccnse@nse.co.in
Website: www.nseindia.com

General Shareholder Information covering inter alia listing details, stock market data, the Company's share price performance etc. is provided in the Report on Corporate Governance forming part of the Annual Report.

NOTE:

The terms 'shareholders' and 'investors' have been used interchangeably. The contents of this Referencer are for the purpose of general information of readers; for full particulars / provisions, readers are advised to refer to the relevant Acts / Rules / Regulations / Guidelines / Clarifications. Shareholders are requested to give their feedback in the Feedback Form provided in the Annual Report.

DEALING IN SECURITIES MARKET

DO'S

- Transact only through Stock Exchanges.
- Deal only through SEBI registered intermediaries.
- Complete all the required formalities of opening an account properly (Client registration, Client agreement forms etc).
- Ask for and sign "Know Your Client Agreement".
- Read and properly understand the risks associated with investing in securities / derivatives before undertaking transactions.
- Assess the risk - return profile of the investment as well as the liquidity and safety aspects before making your investment decision.
- Ask all relevant questions and clear your doubts with your broker before transacting.
- Invest based on sound reasoning after taking into account all publicly available information and on fundamentals.
- Give clear and unambiguous instructions to your broker / sub-broker / depository participant.
- Be vigilant in your transactions.
- Insist on a contract note for your transaction.
- Verify all details in contract note, immediately on receipt.
- Crosscheck details of yqur trade with details as available on the exchange website.
- Scrutinize minutely both the transaction and the holding statements that you receive from your Depository participant.
- Keep copies of all your investment documentation.
- Handle Delivery Instruction Slips (DIS) Book issued by DP's carefully.
- Insist that the DIS numbers are pre-printed and your account number (client id) be pre stamped.
- Incase you are not transacting frequently make use of the freezing facilities provided for your demat account.
- Pay the margins required to be paid in the time prescribed.
- Deliver the shares in case of sale or pay the money in case of purchase within the time prescribed.
- Participate and vote in general meetings either personally or through proxy.
- Be aware of your rights and responsibilities.
- Incase of complaints approach the right authorities for redressal in a timely manner

DON'TS

- Don't undertake off-market transactions in securities.
- Don't deal with unregistered intermediaries.
- Don't fall prey to promises of unrealistic returns.
- Don't invest on the basis of hearsay and rumors; verify before investment.
- Don't forget to take note of risks involved in the investment.
- Don't be misled by rumours circulating in the market.
- Don't follow the herd or play on momentum - it could turn against you.
- Don't be misled by so called hot tips.
- Don't try to time the market.
- Don't hesitate to approach the proper authorities for redressal of your doubts / grievances.
- Don't leave signed blank Delivery Instruction Slips of your demat account lying around carelessly or with anyone.
- Do not sign blank Delivery Instruction Slips (DIS) and keep them with Depository Participant (DP) or broker to save time. Remember your carelessness can be your peril.

Directors' Report

Dear Shareholders,

Your Directors are pleased to present the 34th Annual Report and the audited accounts for the financial year ended March 31, 2008.

Financial Results

The financial performance of the Company for the financial year ended March 31, 2008 is summarised below:

	2007-2008			2006-2007		
		Rs. crore	$ Mn*		Rs. crore	$ Mn*
Profit before Depreciation, Interest & Tax		28,934.64	7,212		20,524.51	4,722
Less: Interest		1,077.36	269		1,188.89	274
Depreciation	6,627.85			6,812.16		
Less: Transfer from Revaluation Reserve	1,780.71	4,847.14	1,208	1,997.01	4,815.15	1,108
Profit before Tax		23,010.14	5,735		14,520.47	3,340
Less: Provision for Current Taxation		2,604.96	649		1,617.10	372
Provision for Fringe Benefit Tax		47.00	12		40.34	9
Provision for Deferred Tax		899.89	224		919.63	212
Profit after Tax		19,458.29	4,850		11,943.40	2,747
Add: Balance in Profit and Loss Account		2,765.37	689		3,029.09	697
Excess provision for tax for earlier years		48.10	12		0.51	-
Amount Available for Appropriation		22,271.76	5,551		14,973.00	3,444
Appropriations:						
General Reserve		16,000.00	3,988		10,565.17	2,430
Dividend on Equity Shares		1,631.24	406		1,440.44	331
Tax on dividend		277.23	69		202.02	47
Balance carried to Balance Sheet		4,363.29	1,088		2,765.37	636
		22,271.76	5,551		14,973.00	3,444

* 1 $ = Rs 40.12 Exchange Rate as on March 31, 2008 (1 $ = Rs 43.47 as on March 31, 2007)

Results of Operations

During the year, the Company has scaled new heights and set several new benchmarks in terms of sales, profits, networth and assets. This was a landmark year for the Company as it delivered record financial and operating performance amidst challenging and volatile market conditions. Turnover for the year was Rs. 1,39,269 crore ($ 34.7 billion) against Rs. 1,18,354 crore ($ 27.2 billion) in the previous year, reflecting a growth of 18%. During the year, exports were higher by 25% at Rs.83,492 crore ($ 20.8 billion).

Profit after tax, including exceptional item, for the year was Rs.19,458 crore ($ 4.9 billion) as against Rs.11,943 ($ 2.7 billion) crore for the previous year, registering an increase of 63%. Profit after tax, excluding exceptional item was Rs. 15,261 crore ($ 3.8 billion), representing an increase of 28% and the Compounded Annual Growth Rate (CAGR) of 30% over the past five years.

Exceptional item of Rs. 4,733 crore ($ 1.2 billion) represents gains primarily arising out of transactions concerning shares of Reliance Petroleum Limited, a subsidiary of the Company.

The Company is one of India's largest contributors to the national exchequer primarily by way of payment of taxes and duties to various government agencies. During the year, a total of Rs.13,696 crore ($ 3.4 billion) was paid in the form of various taxes and duties.

Dividend

Your Directors have recommended a dividend of Rs. 13/- per Equity Share (last year Rs. 11/- per Equity Share) for the financial year ended March 31, 2008, amounting to Rs.1,631 crore - the highest ever payout by any private sector company in India. The dividend will be paid to members whose names appear in the Register of Members as on May 9, 2008; in respect of shares held in dematerialised form, it will be paid to members whose names are furnished by National Securities Depository Limited and Central Depository Services (India) Limited as beneficial owners as on that date.

The dividend pay out for the year under review has been formulated in accordance with the Company's policy to pay sustainable dividend linked to long term performance, keeping in view the Company's need for capital for its growth plans and the intent to finance such plans through internal accruals to the maximum.

Credit Rating

The Company has the highest domestic credit ratings of AAA from CRISIL and Fitch. Moody's and S&P have reaffirmed investment grade ratings for international debt of the Company, as Baa2 and BBB, respectively. The Company's international rating from S&P is higher than the country's sovereign rating.

Employees Stock Option Scheme

Members' approval was obtained at the Annual General Meeting held on June 27, 2006 for introduction of Employees Stock Option Scheme.

Employees Stock Option Scheme was approved and implemented by the Company and Options were granted to employees in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the SEBI Guidelines'). The Employees Stock Compensation Committee, constituted in accordance with the SEBI Guidelines, administers and monitors the Scheme.

The applicable disclosures as stipulated under the SEBI Guidelines as at March 31, 2008 are given below:

a.	Options Granted	29,763,000
b.	Exercise Price	
	Options granted	Exercise Price
	28,728,000	1,284*
	27,000	1,684*
	1,008,000	2,292*
	* Plus applicable taxes, as may be levied on the Company	
c.	Options Vested	Nil
d.	Options Exercised	Nil
e.	The total number of shares arising as a result of exercise of Options	Nil
f.	Options Lapsed	1,711,600
g.	Variation in terms of Options	Nil
h.	Money realised by exercise of Options	Nil
i..	Total number of Options in force	28,051,400
j.	Employee wise details of Options granted to:	
	i. Senior Management Personnel	
	1. Shri Nikhil R.Meswani	7,00,000
	2. Shri Hital R. Meswani	7,00,000
	3. Shri Hardev Singh Kohli	50,000
	ii. Any other employee who received a grant in any one year of Options amounting to 5% or more of Options granted during that year	Nil
	iii. Identified employees who were granted Options, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	Nil
k.	Diluted Earnings Per Share (EPS) before exceptional items pursuant to issue of shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'	Rs. 104.98

As the exercise would be made at the market price prevailing as on the date of the grant plus applicable taxes as may be levied on the Company, the issuance of equity shares pursuant to exercise of Options will not affect the profit and loss account of the Company.

The Company has received a certificate from the Auditors of the Company that the Scheme has been implemented in accordance with the SEBI Guidelines and the resolution passed at the Annual General Meeting held on June 27, 2006. The Certificate would be placed at the Annual General Meeting for inspection by members.

Management's Discussion and Analysis Report

Management's Discussion and Analysis Report for the year under review, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of oil & gas, refining and petrochemicals businesses. While benefits from such contracts will accrue in the future years, their progress is periodically monitored.

Additionally, some of the major events of the year include the following:

- During the year the Company's Oil and Gas Exploration & Production business made significant offshore discoveries in the east and west coast of India. RIL surpassed its previous record and had 9 discoveries. Three gas discoveries were made in the Krishna basin in deep water (KG-D6-R1, KG-V-D3-A1

& B1). Two more gas discoveries were made in the Krishna basin in shallow water (KG-III-05-P1 & J1). A deep water discovery was made in the Cauvery basin (CY-D5-A1) yielding both oil and gas. An oil discovery was made in the deep waters of the prolific Krishna basin (KG-D4-MD1). One gas discovery each was made in the shallow waters of the Gujarat-Saurashtra basin (GS-01-B1) and Mahanadi basin (NEC-25-J1). In order to assess their commerciality, appraisal process is underway. The development plan for MA field (Dhirubhai-26) has been approved by the Management Committee. The development plan for Sohagpur Coal Bed Methane blocks (East and West) approved by the DGH.

- During the year, the Company signed an agreement to acquire certain polyester (capacity) assets of Hualon, Malaysia. It is a leading polyester producer in Malaysia with a capacity of half a million tonnes per annum along with downstream textile manufacturing capabilities spread over two locations in Malaysia, namely Nilai and Malacca. This acquisition was the second international acquisition in the polyester sector after the Company acquired Trevira in Europe. This acquisition will help the Company consolidate its position as the world's largest polyester manufacturer with an annual capacity of 2.5 million tonnes, which represents an increase of 25% over its existing capacity. With this acquisition, Reliance's global market share in polyester fibre and yarn will exceed 7%.
- In the Refining & Marketing business, the Company took over majority control of Gulf Africa Petroleum Corporation (GAPCO) and started shipping products to the East African markets. GAPCO owns and operates large storage terminal facilities and a retail distribution network in countries like Tanzania, Uganda and Kenya. It owns and operates large coastal storage terminals in Dar es Salaam (Tanzania), Mombassa (Kenya), and Kampala (Uganda). It has other well-spread depots in East and Central Africa and operates nearly 250 retail outlets.
- The Company also signed MoU with GAIL (India) Limited to explore opportunities of setting up petrochemical plants in feedstock rich countries outside India.

Subsidiaries

Ministry of Corporate Affairs, Government of India, vide order No. 47/108/2008-CL-III dated April 16, 2008 has granted approval that the requirement to attach various documents in respect of subsidiary companies, as set out in sub-section (1) of Section 212 of the Companies Act, 1956, shall not apply to the Company. Accordingly, the Balance Sheet, Profit and Loss Account and other documents of the subsidiary companies are not being attached with the Balance Sheet of the Company. Financial information of the subsidiary companies, as required by the said order, is disclosed in the Annual Report. The Company will make available the Annual Accounts of the subsidiary companies and the related detailed information to any member of the Company who may be interested in obtaining the same. The annual accounts of the subsidiary companies will also be kept open for inspection by any investor at the Registered Office of the Company and that of the respective subsidiary companies. The Consolidated Financial Statements presented by the Company include financial results of its subsidiary companies.

Reliance Petroleum Limited (RPL), a listed subsidiary of the Company, has set a rapid pace on all fronts in the implementation of a world-class, complex greenfield refinery at Jamnagar in Gujarat. The project has made rapid strides during the year and achieved overall progress of 90%. Based on the progress made so far, RPL expects to complete the refinery project ahead of its initial schedule of December, 2008. During the year, the Company sold 20.80 crore equity shares, representing 4.62% of the equity share capital of RPL out of its holding of 75%. After this sale, the shareholding of the Company in RPL stands at 70.38%. The sale of shares monetized only a small portion of the Company's holding in RPL and helped to broadbase the shareholding of RPL, besides unlocking value for the Company's shareholders.

Reliance Retail Limited (RRL), another subsidiary of the Company, launched its first store in November 2006 through its convenience store format 'Reliance Fresh'. Since then RRL has rapidly grown to operate 590 stores across 13 states at the end of Financial Year 2007-08. RRL launched its first 'Reliance Digital' store in April 2007 and its first and India's largest hypermarket 'Reliance Mart' in Ahmedabad in August 2007. This year, RRL has also launched its first few specialty stores for apparel (Reliance Trends), footwear (Reliance Footprints), jewellery (Reliance Jewels), books, music and other lifestyle products (Reliance Timeout), auto accessories and service format (Reliance Autozone) and also an initiative in the health and wellness business through 'Reliance Wellness'. In each of these store formats, RRL is offering a unique set of products and services at a value price point that has not been available so far to the Indian consumer. Overall, RRL is well positioned to rapidly expand its existing network of 590 stores which operate in 57 cities.

Reliance Ventures Limited, a subsidiary of the Company in a joint venture with Haryana State Industrial Investment Development Corporation (HSIIDC), is promoting Reliance Haryana SEZ Limited (RHSEZ) to develop the two SEZs in Haryana State. The proposed SEZs will function as an integrated package with all the required infrastructure facilities to ensure sustainable development of medium and large scale industries and service activities with sufficient provision for future growth and expansion.

More details of the above subsidiaries of the Company are covered in Management's Discussion and Analysis Report forming part of the Annual Report.

Directors

In terms of Article 155 of the Articles of Association of the Company, Shri R.H. Ambani, Shri S. Venkitaramanan, Prof. Ashok Misra and Shri Nikhil R. Meswani, Directors, retire by rotation and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting. Brief resume of the Directors proposed to be reappointed, nature of their expertise in specific functional areas, names of companies in which they hold directorships and memberships /chairmanships of Board Committees, shareholding and relationships between directors *inter-se*, as stipulated under Clause 49 of the Listing Agreements with the Stock Exchanges in India, are provided in the Report on Corporate Governance.

Group

Pursuant to an intimation from the Promoters, the names of the Promoters and entities comprising 'group' as defined under the Monopolies and Restrictive Trade Practices ("MRTP") Act, 1969 are disclosed in the Annual Report for the purpose of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that :

(i) in the preparation of the annual accounts, the applicable accounting standards read with requirements set out under Schedule VI to the Companies Act, 1956, have been followed and there are no material departures from the same;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2008 and of the profit of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Consolidated Financial Statements

In accordance with the Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, the audited Consolidated Financial Statements are provided in the Annual Report.

Auditors and Auditors' Report

M/s. Chaturvedi & Shah, Chartered Accountants, M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Rajendra & Co., Chartered Accountants, Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for reappointment.

The Company has received letters from all of them to the effect that their reappointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956 and that they are not disqualified for such reappointment within the meaning of Section 226 of the said Act.

The Notes on Accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

Cost Auditors

The Central Government had directed an audit of the cost accounts maintained by the Company in respect of textiles, polyester and chemicals businesses. The Central Government has approved the appointments of Shri S. N. Bavadekar, Cost Accountant, for conducting the cost audit for textiles, a part of the polyester business and a part of chemicals business, M/s. V.J. Talati & Co., Cost Accountants, for conducting the cost audit of a part of the chemicals business, M/s. Diwanji & Associates, M/s. Kiran J. Mehta & Co., Cost Accountants for conducting cost audit of a part of the chemicals business and M/s. Bavadekar & Co., M/s. V. Kumar & Associates, M/s. K. G. Goyal & Associates and Shri R. C. Srivastava, Cost Accountants, for conducting the cost audit of a part of the polyester business for the financial year ended March 31, 2008.

Secretarial Audit Report

As a measure of good corporate governance practice, the Board of Directors of the Company appointed Dr. K.R. Chandratre, Practicing Company Secretary, to conduct Secretarial Audit of the Company. The Secretarial Audit Report for the financial year ended March 31, 2008, is provided in the Annual Report.

The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, Securities Contracts (Regulation) Act, 1956 and all the Regulations of SEBI as applicable to the Company, including the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Particulars of Employees

In terms of the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the annexure to the Directors' Report.

However, having regard to the provisions of Section 219(1)(b)(iv) of the said Act, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo

The particulars relating to energy conservation, technology absorption, foreign exchange earnings and outgo, as required to be disclosed under Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are provided in the Annexure-I to this Report.

Transfer of Unpaid and Unclaimed amounts to IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividends and interest on debentures which remained unpaid or unclaimed for a period of 7 years have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

Corporate Governance

The Company is committed to maintain the highest standards of Corporate Governance. The Directors adhere to the requirements set out by the Securities and Exchange Board of India's Corporate Governance practices and have implemented all the stipulations prescribed. The Company has implemented several best corporate governance practices as prevalent globally.

The Report on Corporate Governance as stipulated under Clause 49 of the Listing Agreement forms part of the Annual Report.

The declaration regarding compliance with RIL Code of Business Conduct and Ethics for Directors and Management Personnel forms part of Report on Corporate Governance.

The requisite Certificate from the Auditors of the Company, M/s. Chaturvedi & Shah, M/s. Deloitte Haskins & Sells and M/s. Rajendra & Co., confirming compliance with the conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is attached to this Report.

Acknowledgement

Your Directors would like to express their appreciation for assistance and co-operation received from the financial institutions, banks, Government authorities, customers, vendors and members during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the committed services by the executives, staff and workers of the Company.

For and on behalf of the Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Mumbai
April 21, 2008

Annexure – I

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY

(a) Energy conservation measures taken:

Some major energy conservation measures carried out during the year are listed below:

1) At Hazira Manufacturing Division's Captive Power Plant, energy saving has been achieved by usage of HP fuel gas make-up substituting C4 at the rate of 1.2 Ton Per Hour (TPH).

2) At Jamnagar Manufacturing Division's Sulphur Complex, energy saving has been achieved by adding Plate & Frame exchanger in place of existing rich / lean amine shell & tube exchanger in ATU.

3) At Hazira Manufacturing Division, energy saving has been achieved by reduction of C3 at the rate of 1.6 TPH dumping in fuel gas header and export Cracker gas as per Naphtha quality.

4) At Hazira Manufacturing Division's Mono Ethylene Glycol - 2 Plant, reduction in ethylene burning has been achieved by substituting steam due to high selectivity catalyst.

5) Improvement in biogas recovery was done at Hazira Manufacturing Division. Further, as a part of Clean Development Mechanism (CDM), a project on energy efficiency through steam optimization (Cracker and Aromatics Plant steam optimization measures) has been completed.

6) Methyl Acetate recovery; optimization of quench air conditions in all products; stopping of pack pre-heaters in spinning by improving pack life & optimizing pack inventory; and process changes in exchanger EA-402 were carried out at Patalganga Manufacturing Division which resulted in significant energy savings and revenues.

7) At Patalganga Manufacturing Division, reduction in specific heating oil consumption in CP7 by trap design modification & process optimization was achieved. Also, parallel reboiler to R/R column E-1035N, activation of economizer mode in inverters for spinning & CP equipments and stopping of brine chillers resulted in savings of energy.

8) Under Energy Saving Scheme-II, installation of E-1221 and D-1221 were carried out at Kurkumbh Manufacturing Division.

9) Air Conditioning system optimization was completed at Silvassa Manufacturing Division.

10) Energy saving by replacing HP steam with MP steam in stripper reboiler in VGO Hydrotreater contributed to energy saving was achieved at Jamnagar Manufacturing Division.

11) Cooling tower ID fans were replaced with high-flow energy efficient fans at Nagothane Manufacturing Division.

12) Reduction in power of compressed air system was achieved at Allahabad Manufacturing Division.

13) Air washer system in AHU was completed at Silvassa Manufacturing Division.

14) Hydrocarbon recovery from CG Sour oil trap vent from atmosphere to first stage suction drum was achieved at Dahej Manufacturing Division.

15) HRSG Burner modification No. 5 was carried out at Hazira Manufacturing Division.

16) Optimized Loading of Spinneret in Pack Pre Heaters was done at Allahabad Manufacturing Division.

17) Stopping of 6 nos. aerators in monsoon period was completed at Nagothane Manufacturing Division.

18) At Dahej Manufacturing Division, saving in demineralized water was achieved as a result of ethylene oxide recatalyzation, cleaning of Ethylene Oxide Reactor by gas cooler and replacement of ion exchange resulted in increase of cycle time.

(b) Additional investments / proposals being implemented for reduction of consumption of energy

1) Increase in Pre-heat temperature from 241 Degrees Celsius to 266 Degrees Celsius by Heat recovery from Vacuum gas oil (VGO) product stream in Crude distillation unit (CDU) 1 and 2 was achieved at Jamnagar Manufacturing Division.

2) Mono Ethylene Glycol plant (MEG) 3 plant parallel reactor operation and usage of S-882 catalyst at Hazira Manufacturing Division.

3) As part of CDM, at Hazira Manufacturing Division following initiatives have been planned (a) Make-up Water Heaters in Heat recovery steam generator (HRSG) (58496 Certified emission reductions (CER) per annum); (b) PTA-3 energy efficiency through waste heat recovery (48626 CERs per annum); (c) Biogas recovery from effluents and thus fossil fuel replacement (7400 CERs per annum) and (d) HRSG Burner modification (14057 CERs per annum).

4) Recovery of pentane in Paraxylene Plant was done at Patalganga Manufacturing Division.

5) Scheme for reducing supplementary firing in HRSGs-1, 2, 8 & 9 by Superheater modification of CPP at Hazira Manufacturing Division.

6) Fuel gas heating from 25 Degrees Celsius to 180 Degrees Celsius at 9 Gas turbines (GT) using stack heat via makeup water heater resulted in 25 kg/hr/ GT fuel saving at Hazira Manufacturing Division.

7) Coal based heating oil system in POY Plant was used at Nagpur Manufacturing Division.

8) CPP On-line Optimiser was initiated for fuel saving in CPP at Hazira Manufacturing Division.

9) Glycol jet ejectors (CP 1/2/3) were installed in Polyester Yarn Plant at Hazira Manufacturing Division.

10) Dehydrator regeneration gas exchanger provision was made in Ethane Propane Recovery Unit (EPRU) Plant at Dahej Manufacturing Division.

11) Replaced old small size oil type compressors with large size oil free compressors at Silvassa Manufacturing Division.

12) Reduction by 60 Degrees Celsius in recycle furnace stack was achieved by cleaning Cracker unit at Hazira Manufacturing Division's.

13) New compressor for balance hydrogen recovery was installed in chlor alkali (CA) plant of Dahej Manufacturing Division.

14) Installed new injection heater for maximization of condensate recycle in Purified Terephthalic Acid (PTA) plant at Hazira manufacturing Division.

15) Increasing CP 4, 5, 6 return dowtherm condensate temperature from 265 Degrees Celsius to 288 Degrees Celsius in PSF plant at Hazira Manufacturing Division.

16) Installed new burner in the Steam super heater to extract energy from waste gases at Kurkumbh Manufacturing Division.

17) Coating of cooling water pumps was done at Nagothane Manufacturing Division.

18) Replaced insulation of Xylene fractionation column at Patalganga Manufacturing Division.

19) Nagpur Manufacturing Division, reduced contract maximum demand for plant to reduce costs.

20) Reduced steam consumption by 0.1 MT/MT by process optimization in Polyester Staple Fibre (PSF) plant at Barabanki Manufacturing Division.

(c) Impact of measures at (a) & (b) above for reduction of energy consumption and consequent impact on the cost of production of goods

1) At Jamnagar Manufacturing Division, an estimated energy savings of Rs. 35 crore per annum is expected in the next financial year. This is being achieved by increasing pre-heat temperature from 241 Degrees Celsius to 266 Degrees Celsius by Heat recovery from VGO product stream in CDU1 & CDU2.

2) Hazira Manufacturing Division achieved a saving of Rs.15 crore per annum by usage of high pressure (HP) fuel gas in Cracker as fuel gas make up to substitute C4. Other 28 major schemes implemented throughout the year resulted in saving of Rs. 8 crore per annum.

3) At Jamnagar Manufacturing Division, by adding Plate & Frame exchanger in place of existing rich / lean amine Shell & Tube exchanger in ATU,

revenue saving of Rs. 14 crore per annum was achieved.

4) Hazira Manufacturing Division achieved a saving of Rs. 7 crore per annum by reducing C3 @ 1.6 TPH dumping in fuel gas header and export cracker gas as per naphtha quality.

5) In MEG - 2 Plant, reduction in ethylene burning by substituting steam resulted in saving of Rs. 6 crore per annum and also a biogas recovery improvement resulted in savings to the tune of Rs. 5 crore per annum at Hazira Manufacturing Division.

6) Various energy conservation measures undertaken by the polyester manufacturing divisions at Allahabad, Barabanki, Dhenkanal, Hoshiarpur, Nagpur and Silvassa has resulted in savings of revenue to the tune of Rs. 3 crore per annum. Further, an estimated saving of Rs. 12 crore per annum is expected in the next financial year.

7) At Patalganga Manufacturing Division, the cost reduction achieved by energy savings schemes work out to Rs. 6 crore per annum.

(d) Total energy consumption and energy consumption per unit of production as per Form 'A' attached hereto

B. TECHNOLOGY ABSORPTION

(e) Efforts made in technology absorption - as per Form B given below:

Form B

Research and Development (R&D)

1. Specific areas in which the research and development (R&D) is being carried out by the Company

- State-of-art chromatographic, spectroscopic, microscopic facilities (like SEM, XRD, NMR etc) establishment in Hazira. New generation polymer technology development, new product development and improved product were carried out.
- Technology for polypropylene product - from concept to pilot scale development and moving towards commercial trial in Hazira.
- Manufacturing process improvement using advance microscopy and spectroscopy technique for value addition in PP, PE, PVC, RELPIPE, PTA and PSF product.
- Hazira was invited and participated in research paper presentation in national & international conference; Development partnership with UICT, DSIR and others for developmental program & manufacturing excellence; 1 US Patent granted to RIL on Polyolefin.
- Launching of improved version of catalyst & process for PDEB production in Vadodara.
- New generation catalyst for paraffin dehydro genation.
- Lab. scale catalysts for hydrocarbon oxidation & acetylene (in HCl) hydrogenation.
- Catalysts & process for production of C6 & C8 co-monomers
- Mathematical modeling of oxy reactor & EDC cracker.
- Processes for removal of toxic pollutants (cyanide & benzene) from waste water streams
- Adsorptive purification of polyethylene. High impact PP and Clarified PP grades for niche market. This is achieved through new additives. The additives have the capability to improve the impact properties of PP. A new approach for low cost clarifier of PP is also being developed at lab scale.
- Development of PE-100 plus (HMHDPE) pipe grade.
- UHMWPE: Slurry polymerization in hexane.
- Alternate chain transfer agent in polymerization of 1, 3-butadiene.
- Pacol reactor optimization in Patalganga.
- Development of pulsar fancy yarn products.
- Development for taffetta fabrics, Yarns for single end sizing application.
- Additive cost reduction in Hoshiarpur.
- Bi-shrinkage yarn produced in Nagpur.

2. Benefits derived as a result of the above R&D

- Unique process with super selective catalyst for production of export quality PDEB with above 99.0% purity.
- Catalyst with higher selectivity & lesser raw material consumption. A potential cost reduction of Rs. 23 crore was achieved due to this.
- Noble metal based catalysts for oxidation & hydrogenation. A potential cost reduction of Rs. 3 crore is estimated.
- Potential value generation for Rs. 4 crore was achieved due to catalysts & process for production of C6 & C8 co-monomers in Vadodara.
- Potential for Rs. 5 crore through reduction in alumina consumption is estimated by adsorptive purification of polyethylene in Vadodara.
- Potential benefit Rs. 1 crore is estimated due to alternate chain transfer agent in Polymerization of 1, 3-butadiene in Vadodara.

3. Future plan of action

- Basic Studies of new material development in Hazira.

- Nano structured catalysts for hydrogenation & dehydrogenation processes in Vadodara.
- Applications of nano zeolites in aromatics conversion processes (6) Energy efficient separation & purification processes.
- Nano structured adsorbents for purification & recovery of monomers.
- Treatment of plant waste water streams for re-use.
- Development of nano metal / metal oxides composites of polyolefin.
- New process for polymerization of 1, 3-butadiene in Vadodara.
- Installation of SSM air texurising pilot machine in Silvassa.
- High shrinkage fiber development in Dhenkanal.
- PFF silicon finish oil consumption to be reduced by 0.5 Kg / MT in Hoshiarpur.

4. Expenditure on R & D

		Rs. crore
a)	Capital	203.50
b)	Recurring	104.74
c)	**Total**	**308.34**
d)	Total R & D expenditure as a percentage of total turnover	0.22%

Technology absorption, adoption and innovation

1. Efforts, in brief, made towards technology absorption, adoption and innovation:

- Methyl Acetate hydrolysis in Patalganga.
- Improved & eco-friendly process for purification & recovery of Acetonitrile in Vadodara.
- The high selectivity catalyst one batch operation completed and the technology fully absorbed in ACN plant of Vadodara.
- The technology of continuous catalyst injection in ACN reactor fully absorbed in Vadodara.
- New PP random copolymer grade SRM 250 NC produced.
- Improved dehydrogenation catalyst RPDC 10 produced.
- ATY YARN technology, installation of AIKI ATY pilot machine in Silvassa.
- Bishrinkage yarn technology in Silvassa.
- DM no. 1 baler modified for increasing the bale weight of conjugate fiber in Hoshiarpur.

2. Benefits derived as a result of the above efforts

- Recovery of Acetonitrile in Vadodara unit increased from 66% to 95% resulting in an additional earning of Rs. 1.6 crore
- In ACN plant Vadodara savings on raw material, catalyst consumption to the extent of Rs. 9.0 crore was achieved.
- In ACN plant Vadodara savings on raw material propylene consumption to the extent of Rs. 1.4 crore was achieved.

3. Information regarding Imported Technology

Product	**Technology import from**	**Year of import**	**Status implementa -tion / absorption**
High performance dehydrogenation catalyst for LAB at Vadodara	UOP	2007-08	Successfully implemented and absorbed.
High selectivity catalsyt for MEG Production at Vadodara	Scientific Design	2007-08	Successfully absorbed and under implementa - tion
Continuous catalyst makeup system for A C N, Propylene amoxidation reactor at Vadodara	Inter Cat Inc. U.S.A.	2007-08	Successfully implemented and absorbed.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

(f) Activities relating to export, initiatives to increase exports, Developments of New export markets for Products and Services and Export Plan.

The Company has continued to maintain focus on and avail of export opportunities based on economic considerations. During the year the Company has exports (FOB value) worth Rs.75,974.22 crore (US$ 18,936.74 million).

(g) Total Foreign exchange earned and used

	Rs. crore
a. Total Foreign Exchange earned	76,010.76
b. Total savings in foreign exchange through products manufactured by the Company and deemed exports (US$ 15,671.45 million)	62,873.85
Sub total (a+b)	1,38,884.61
c. Total Foreign Exchange used	1,05,357.86

Form 'A'

Form of disclosure of particulars with respect to conservation of energy

Part 'A'

	Power & Fuel Consumption	**April,07 to March,08**	**April,06 to March,07**
1.	**Electricity**		
	a) Purchased Units (Lacs)	4,732.39	4,582.19
	Total Cost (Rs. In crores) #	167.38	150.62
	Rate / Unit (Rs.) #	**3.54**	**3.29**
	b) Generation through captive *power facilities*		
	1) Through Steam Turbine/Generator		
	Units (Lacs)	23,738.67	24,310.08
	KWH per unit of fuel	4.63	4.68
	Total Cost (Rs. In crores)	1,181.36	1,213.14
	Cost / Unit (Rs.)	**4.98**	**4.99**
	c) Own Generation		
	1) Through Diesel Generator		
	Units (Lacs)	1,298.81	1,246.39
	KWH per unit of fuel	3.99	4.08
	Fuel Cost / Unit (Rs.)	**5.39**	**4.75**
	2) Through Steam Turbine/Generator		
	Units (Lacs)	55,396.09	51,930.66
	KWH per unit of fuel	4.29	4.49
	Fuel Cost / Unit (Rs.)	**2.37**	**2.83**
	3) Through Wind Mill Turbine		
	Units (Lacs)	**24.37**	**79.58**
	Purchased Fuels consumed		
2.	**Furnace Oil**		
	Quantity (K.Ltrs)	257,000.51	208,912.67
	Total Cost (Rs. In crores)	504.08	355.36
	Average rate per Ltr. (Rs.)	**19.61**	**17.01**
3.	**Diesel Oil**		
	Quantity (K.Ltrs)	25,496.61	155,990.40
	Total Cost (Rs. In crores)	60.11	318.29
	Average rate per Ltr. (Rs.)	**23.58**	**20.40**
4.	**Others**		
	(a) Gas		
	Quantity (1000 M3)	1,358,268.20	1,091,968.64
	Total Cost (Rs. In crores)	792.96	774.35
	Average rate per 1000M3 (Rs)	**5,838.06**	**7,091.34**
	(b) Coal		
	Quantity (MT)	20,429.00	23,032.04
	Total Cost (Rs. In crores)	3.28	4.11
	Average rate per MT (Rs.)	**1,607.15**	**1,786.30**
	Internal Fuels consumed		
5.	**Gas**		
	Quantity (1000 M3)	2,473,129.32	2,428,707.83
6.	**GT fuels**		
	Quantity (K.Ltrs)	1,213,235.02	1,210,081.53

Excluding Demand Charges

B. Consumption per unit of Production

Product	Electricity (KWH)		Furnace Oil / HSD / HFHSD (Ltrs)		LSHS (kgs)		Gas (SM3)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Fabrics (per 1000 mtrs)	4,085	3,918	-	1	-	-	453	443
PFY (per MT)	861	898	25	21	16	66	39	23
PSF (per MT)	381	346	33	13	2	27	56	26
PTA (per MT)	309	334	6	6	-	-	-	-
LAB (per MT)	575	585	52	41	220	108	119	133
MEG (per MT)	527	486	-	-	2	7	36	32
PVC (per MT)	454	449	-	-	1	5	36	19
HDPE (per MT)	541	570	-	-	2	2	25	14
PP (per MT)	323	332	-	-	0	1	25	25
FF (per MT)	594	532	45	20	-	-	53	66
PET (per MT)	336	352	-	-	-	-	72	90
PX (per MT)	198	220	10	11	-	-	228	257
Petro-products (per MT)	66	65	-	-	-	-	41	41
PBR (per MT)	707	723	-	-	11	114	479	341
Caustic Soda (per MT)	2,562	2,516	-	-	3	22	88	94
Acrylonitrile (per MT)	593	547	-	-	4	-	(59)	-
Acrylic Fibre (per MT)	-	3,224	-	-	-	448	-	933

For and on behalf of the Board of Directors,

Mukesh D. Ambani
Chairman & Managing Director

Mumbai
April 21, 2008

Auditors' Certificate on Corporate Governance

To the Members,
Reliance Industries Limited

We have examined the compliance of conditions of Corporate Governance by Reliance Industries Limited, for the year ended on 31st March 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementation thereof adopted by the Company for ensuring compliance with the conditions of the Corporate Governance as stiputed in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and based on the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above-mentioned Listing Agreement.

We state that such compliance is neither an assurance as to future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For Rajendra & Co.
Chartered Accountants	Chartered Accountants	Chartered Accountants
D. Chaturvedi	**A. Siddharth**	**A. R. Shah**
Partner	**Partner**	**Partner**
Membership No.5611	Membership No.31467	Membership No.47166

Place : Mumbai
Dated : April 21, 2008

Persons constituting group coming within the definition of "group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969, for the purpose of Regulation 3(1)(e)(i) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, include the following:

Sr No.	Name of the Entity
1	Aavaran Textiles Private Limited
2	Amur Trading Private Limited
3	Anumati Mercantile Private Limited
4	Bahar Trading Private Limited
5	Bhumika Trading Private Limited
6	Deccan Finvest Private Limited
7	Ekansha Enterprise Private Limited
8	Eklavya Mercantile Private Limited
9	Farm Enterprises Limited
10	Hercules Investments Private Limited
11	Jagadanand Investments And Trading Company Private Limited
12	Jagdishvar Investments And Trading Company Private Limited
13	Jogiya Traders Private Limited
14	Kankhal Investments And Trading Company Private Limited
15	Kardam Commercials Private Limited
16	Kedareshwar Investments And Trading Company Private Limited
17	Krish Commercials Private Limited
18	Kshitij Commercials Private Limited
19	Madhuban Merchandise Private Limited
20	Nikhil Investments Company Private Limited
21	Nityapriya Commercials Private Limited
22	Ornate Traders Private Limited
23	Pams Investments And Trading Company Private Limited
24	Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments & Holdings Limited)
25	Priyash Commercials Private Limited
26	Real Fibres Private Limited
27	Reliance Aromatics And Petrochemicals Private Limited
28	Reliance Chemicals Private Limited
29	Reliance Consolidated Enterprises Private Limited
30	Reliance Consultancy Services Private Limited
31	Reliance Energy And Project Development Private Limited
32	Reliance Industrial Infrastructure Limited
33	Reliance Life Sciences Private Limited
34	Reliance Polyolefins Private Limited
35	Reliance Universal Enterprises Private Limited
36	Reliance Welfare Association
37	Sanatan Textrade Private Limited
38	Silvassa Hydrocarbons And Investments Private Limited
39	Synergy Synthetics Private Limited
40	Terene Industries Private Limited
41	Tresta Trading Private Limited
42	Vita Investments & Trading Company Private Limited

Financial Statements and Notes

Auditors' Report

To the Members of
Reliance Industries Limited

1. We have audited the attached Balance Sheet of **Reliance Industries Limited** as at March 31, 2008, the Profit and Loss Account and also the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   a. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b. In our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of those books;

   c. The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d. In our opinion and read with Note No. 5 of Schedule "O" regarding accounting for foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   e. On the basis of written representations received from the Directors as on March 31, 2008 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

   f. In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the Significant Accounting Policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2008;

      (ii) in the case of the Profit and Loss Account, of the Profit for the year ended on that date; and

      (iii) in the case of the Cash Flow Statement, of the Cash flows for the year ended on that date.

For **Chaturvedi & Shah** Chartered Accountants	For **Deloitte Haskins & Sells** Chartered Accountants	For **Rajendra & Co.** Chartered Accountants
D. Chaturvedi **Partner** Membership No.: 5611	**A. Siddharth** **Partner** Membership No.: 31467	**A. R. Shah** **Partner** Membership No.: 47166

Mumbai
April 21, 2008

Annexure to Auditors' Report

Referred to in Paragraph 3 of our report of even date

1. In respect of its fixed assets:
   a. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information except in respect of Naroda complex wherein the fixed assets register is in the process of being updated.
   b. As explained to us, all the fixed assets have been physically verified by the management in a phased periodical manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets. No material discrepancies were noticed on such physical verification.
   c. In our opinion, the Company has not disposed off a substantial part of its fixed assets during the year and the going concern status of the Company is not affected.
2. In respect of its inventories:
   a. The inventories have been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.
   b. In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
   c. The Company has maintained proper records of inventories. As explained to us, there were no material discrepancies noticed on physical verification of inventories as compared to the book records.
3. In respect of the loans, secured or unsecured, granted or taken by the Company to/from companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956:
   a. The Company has given loans to a wholly owned subsidiary of the Company. In respect of the said loans, the maximum amount outstanding at any time during the year and the year-end balance is Rs. 2,887.87 crore.
   b. In our opinion and according to the information and explanations given to us, the rate of interest, where applicable and other terms and conditions, are not prima facie prejudicial to the interest of the Company.
   c. The principal amounts, are repayable on demand and there is no repayment schedule. The interest, where applicable, is payable on demand.
   d. In respect of the said loans, the same are repayable on demand and therefore the question of overdue amounts does not arise. In respect of interest, where applicable, there are no overdue amounts.
   e. The Company has not taken any loan during the year from companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956. Consequently, the requirements of Clauses (iii) (f) and (iii) (g) of paragraph 4 of the Order are not applicable.
4. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business for the purchase of inventory and fixed assets and also for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control system.
5. In respect of the contracts or arrangements referred to in Section 301 of the Companies Act, 1956:
   a. In our opinion and according to the information and explanations given to us, the transactions made in pursuance of contracts or arrangements, that need to be entered in the Register maintained under section 301 of the Companies Act, 1956 have been so entered.
   b. In our opinion and according to the information and explanations given to us, these contracts or arrangements represent fees for professional services rendered aggregating to Rs. 0.86 crore which appear reasonable.
6. According to the information and explanations given to us, the Company has not accepted any deposits from the public. Therefore, the provisions of Clause (vi) of paragraph 4 of the Order are not applicable to the Company.
7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.
8. The Central Government has prescribed maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, carried out a detailed examination of the same.
9. In respect of statutory dues:
   a. According to the records of the Company, undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and any other statutory dues have been generally regularly deposited with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at March 31, 2008 for a period of more than six months from the date of becoming payable. Amounts due and outstanding for a period exceeding 6 months as at March 31, 2008 to be credited to Investor Education and Protection Fund of Rs. 6.11 crore, which are held in abeyance due to pending legal cases, has not been considered.
   b. The disputed statutory dues aggregating to Rs. 1,752.95 crore, that have not been deposited on account of disputed matters pending before appropriate authorities are as under:

Annexure to Auditors' Report

Referred to in Paragraph 3 of our report of even date

Sr. No.	Name of the statute	Nature of the Dues	Amount (Rs. in crore)	Period to which the amount relates	Forum where dispute is pending
1.	Income Tax Act, 1961	Income-Tax/ Penalties	1,258.29	Various years from 2000-01 to 2006-07	Commissioner of Income-Tax (Appeals)
			3.30	2001-02 and 2002-03	Income-Tax Appellate Tribunal
2.	Central Excise Act, 1944	Excise Duty and Service Tax	14.62	Various years from 1992-1993 to 2004-2005	Commissioner of Central Excise (Appeals)
			166.26	Various years from 1986-87 to 2006-07	Central Excise and Service Tax Appellate Tribunal
3.	Central Sales Tax Act, 1956 and Sales Tax Act of various states	Sales Tax/ VAT and Entry Tax	10.76	Various years from 1991-92 to 2003-04	Joint/ Deputy Commissioner/ Commissioner (Appeals)
			69.24	Various years from 1992-93 to 2006-07	Sales Tax Appellate Tribunal
			108.68	Various years from 1996-97 to 2003-04	High Court
4.	Customs Act, 1962	Custom Duty	94.50	2002-03 and 2007-08	Commissioner of Customs (Appeals)
			22.98	Various years from 1997-98 to 2005-06	Central Excise and Service Tax Appellate Tribunal
			3.15	1997-98	High Court
5.	Textile Committee Act, 1963	Textile Committee Cess	1.17	Various years from 1997-98 to 2003-04	Textile Committee Tribunal
	TOTAL		1,752.95		

10. The Company does not have accumulated losses at the end of the financial year. The Company has not incurred cash losses during the financial year covered by the audit and in the immediately preceding financial year.
11. Based on our audit procedures and according to the information and explanations given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks and debenture holders.
12. In our opinion and according to the explanations given to us and based on the information available, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.
13. In our opinion, the Company is not a chit fund / nidhi / mutual benefit fund / society. Therefore, the provisions of clause (xiii) of paragraph 4 of the Order are not applicable to the Company.
14. The Company has maintained proper records of the transactions and contracts in respect of dealing or trading in shares, securities, debentures and other investments and timely entries have been made therein. All shares, securities, debentures and other investments have been held by the Company in its own name.
15. The Company has given guarantees for loans taken by others from banks and financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima facie prejudicial to the interests of the Company.
16. The Company has raised new term loans during the year. The term loans outstanding at the beginning of the year and those raised during the year have been applied for the purposes for which they were raised.
17. According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that there are no funds raised on short-term basis that have been used for long-term investment.
18. The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.
19. The Company has created securities / charges in respect of secured debentures issued.
20. The Company has not raised any monies by way of public issues during the year.
21. In our opinion and according to the information and explanations given to us, no material fraud on or by the company has been noticed or reported during the year.

For **Chaturvedi & Shah**	For **Deloitte Haskins & Sells**	For **Rajendra & Co.**
Chartered Accountants	Chartered Accountants	Chartered Accountants
D. Chaturvedi	**A. Siddharth**	**A. R. Shah**
Partner	**Partner**	**Partner**
Membership No.: 5611	Membership No.: 31467	Membership No.: 47166

Mumbai
April 21, 2008

Reliance Industries Limited
Balance Sheet as at 31st March, 2008

(Rs. in crore)

	Schedule	As at 31st March, 2008		As at 31st March, 2007	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,453.39		1,393.21	
Equity Share Suspense		-		60.14	
Equity Share Warrants		1,682.40		-	
Reserves and Surplus	'B'	78,312.81		62,513.78	
			81,448.60		63,967.13
Loan Funds					
Secured Loans	'C'	6,600.17		9,569.12	
Unsecured Loans	'D'	29,879.51		18,256.61	
			36,479.68		27,825.73
Deferred Tax Liability			7,872.54		6,982.02
TOTAL			1,25,800.82		98,774.88
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	'E'	1,04,229.10		99,532.77	
Less: Depreciation		42,345.47		35,872.31	
Net Block		61,883.63		63,660.46	
Capital Work-in-Progress		23,005.84		7,528.13	
			84,889.47		71,188.59
Investments	'F'		22,063.60		16,251.34
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		14,247.54		12,136.51	
Sundry Debtors		6,227.58		3,732.42	
Cash and Bank Balances		4,280.05		1,835.35	
Other Current Assets		72.54		3.07	
		24,827.71		17,707.35	
Loans and Advances	'H'	18,058.13		12,206.00	
		42,885.84		29,913.35	
Less: Current Liabilities and Provisions	'I'				
Current Liabilities		21,045.47		16,865.53	
Provisions		2,992.62		1,712.87	
		24,038.09		18,578.40	
Net Current Assets			18,847.75		11,334.95
TOTAL			1,25,800.82		98,774.88
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.**
Chartered Accountants

A.R. Shah
Partner

Mumbai
April 21, 2008

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
N.R. Meswani - Executive Director
H.R. Meswani - Executive Director
H.S. Kohli - Executive Director

R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Reliance Industries Limited
Profit and Loss Account for the year ended 31st March, 2008

(Rs. in crore)

	Schedule	2007-08		2006-07	
INCOME					
Turnover		1,39,269.46		1,18,353.71	
Less: Excise Duty / Service Tax Recovered		5,826.46		6,660.99	
Net Turnover			1,33,443.00		1,11,692.72
Other Income	'J'		5,628.79		478.28
Variation in Stocks	'K'		(1,867.16)		654.60
			1,37,204.63		1,12,825.60
EXPENDITURE					
Purchases			6,007.71		1,821.28
Manufacturing and Other Expenses	'L'		1,02,262.28		90,479.81
Interest and Finance Charges	'M'		1,077.36		1,188.89
Depreciation		6,627.85		6,812.16	
Less: Transferred from Revaluation Reserve [Refer Note 4, Schedule 'O']		1,780.71		1,997.01	
			4,847.14		4,815.15
			1,14,194.49		98,305.13
Profit before Tax			23,010.14		14,520.47
Provision for Current Tax			2,604.96		1,617.10
Provision for Fringe Benefit Tax			47.00		40.34
Provision for Deferred Tax			899.89		919.63
Profit after Tax			19,458.29		11,943.40
Add: Balance brought forward from Previous Year			2,765.37		3,029.09
Excess Provision for Tax for earlier years			48.10		0.51
Amount Available for Appropriations			22,271.76		14,973.00
APPROPRIATIONS					
General Reserve		16,000.00		10,565.17	
Interim Dividend on Equity Shares		-		1,345.44	
Interim Dividend on Equity Shares paid by erstwhile IPCL		-		95.00	
Proposed Dividend on Equity Shares		1,631.24		-	
Tax on Dividend		277.23		202.02	
			17,908.47		12,207.63
Balance Carried to Balance Sheet			4,363.29		2,765.37
Basic and Diluted Earnings per Share of face value of Rs 10 each (in Rupees)			133.86		82.16
Basic and Diluted Earnings per Share of face value of Rs 10 each (in Rupees) (Before exceptional items)			104.98		82.16
Basic and Diluted Earnings per Share of face value of Rs 10 each (in Rupees) (Considering Taxation for Previous Years) [Refer Note 13, Schedule 'O']			134.19		82.17
Significant Accounting Policies		'N'			
Notes on Accounts		'O'			

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.**
Chartered Accountants

A.R. Shah
Partner

Mumbai
April 21, 2008

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
N.R. Meswani - Executive Director
H.R. Meswani - Executive Director
H.S. Kohli - Executive Director

R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Reliance Industries Limited
Cash Flow Statement for the year 2007-08

(Rs. in crore)

	2007-08	2007-08	2006-07	2006-07
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit before tax as per Profit and Loss Account		**23,010.14**		14,520.47
Adjusted for:				
Net Prior Year Adjustments	**2.02**		(1.92)	
Diminution in the value / Write off of Investments	**13.92**		106.50	
(Profit) / Loss on Sale / Discarding of Fixed Assets (net)	**1.79**		6.19	
Depreciation	**6,627.85**		6,812.16	
Transferred from Revaluation Reserve	**(1,780.71)**		(1,997.01)	
Effect of Exchange Rate Change	**(398.62)**		(165.33)	
Profit on Sale of Investments (net)	**(118.87)**		(3.93)	
Exceptional Item	**(4,733.50)**		-	
Dividend Income	**(18.37)**		(107.81)	
Interest / Other Income	**(662.40)**		(277.12)	
Interest and Finance Charges	**1,077.36**		1,188.89	
		10.47		5,560.62
Operating Profit before Working Capital Changes		**23,020.61**		20,081.09
Adjusted for:				
Trade and Other Receivables	**(3,930.18)**		(1,465.72)	
Inventories	**(2,111.03)**		(790.56)	
Trade Payables	**2,934.09**		948.83	
		(3,107.12)		(1,307.45)
Cash Generated from Operations		**19,913.49**		18,773.64
Net Prior Year Adjustments		**(2.02)**		1.92
Taxes Paid		**(2,484.73)**		(1,905.01)
Net Cash from Operating Activities		**17,426.74**		16,870.55
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		**(19,111.22)**		(8,254.07)
Sale of Fixed Assets		**14.61**		29.69
Purchase of Investments		**(70,090.07)**		(45,631.77)
Sale of Investments		**69,116.24**		35,539.69
Movement in Loans and Advances		**(4,496.00)**		(586.67)
Interest Income		**592.99**		228.31
Dividend Income		**18.37**		107.81
Net Cash Used in Investing Activities		**(23,955.08)**		(18,567.01)

Cash Flow Statement for the year 2007-08 (Contd.)

(Rs. in crore)

		2007-08		2006-07
C: CASH FLOW FROM FINANCING ACTIVITIES:				
Proceeds from Issue of Share Capital		**0.04**		261.10
Proceeds from Equity Share Warrants		**1,682.40**		-
Proceeds from Long Term Borrowings		**10,769.61**		3,617.36
Repayment of Long Term Borrowings		**(2,100.86)**		(1,215.19)
Short Term Loans		**528.25**		2,742.69
Dividends Paid (including dividend distribution tax)		**-**		(3,378.58)
Interest Paid		**(1,906.40)**		(1,721.30)
Net Cash from Financing Activities		**8,973.04**		306.08
Net Increase / (Decrease) in Cash and Cash Equivalents		**2,444.70**		(1,390.38)
Opening Balance of Cash and Cash Equivalents	**1,835.35**		2,146.16	
Add: On Amalgamation	**-**		1,079.57	
		1,835.35		3,225.73
Closing Balance of Cash and Cash Equivalents		**4,280.05**		1,835.35

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.**
Chartered Accountants

A.R. Shah
Partner

Mumbai
April 21, 2008

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
N.R. Meswani - Executive Director
H.R. Meswani - Executive Director
H.S. Kohli - Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Schedules forming part of the Balance Sheet

SCHEDULE 'A' SHARE CAPITAL					(Rs. in crore)
			As at 31st March, 2008		As at 31st March, 2007
Authorised:					
250,00,00,000 (250,00,00,000)	Equity Shares of Rs. 10 each		**2,500.00**		2,500.00
50,00,00,000 (50,00,00,000)	Preference Shares of Rs. 10 each		**500.00**		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
145,36,48,601 (139,35,08,041)	Equity Shares of Rs. 10 each fully paid up	**1,453.65**		1,393.51	
	Less: Calls in arrears - by others	**0.26**		0.30	
			1,453.39		1,393.21
	TOTAL		**1,453.39**		1,393.21

1. Of the above Equity Shares:

   (a) 48,17,70,552 (48,17,70,552) Shares out of the issued and subscribed share capital before the buyback of shares were allotted as Bonus Shares by capitalisation of Securities Premium and Reserves.

   (b) 52,31,98,799 (52,31,98,799) Shares out of the issued and subscribed share capital before the buyback of shares were allotted pursuant to the various schemes of amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company.

   (c) 33,04,27,345 (33,04,27,345) Shares out of the issued and subscribed share capital before the buyback of shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares (GDS) and re-issue of forfeited equity shares.

   (d) 6,01,40,560 (-) Shares were issued pursuant to a scheme of amalgamation of erstwhile Indian Petrochemicals Corporation Limited with the Company without payments being received in cash.

2. In the year 2004-05, the Company bought back and extinguished 28,69,495 equity shares.

3. The Company has reserved issuance of 6,96,75,402 (Previous Year 6,96,75,402) Equity Shares of Rs. 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2007-08, the Company has granted 10,35,000 Options to the eligible employees which includes 27,000 options at a price of Rs. 1,684/- and 10,08,000 options at a price of Rs. 2,292/- (Previous Year 2,87,28,000 options at a price of Rs. 1,284/-) plus all applicable taxes, as may be levied in this regard on the Company. The options would vest over a period of 7 years from the date of grant based on specified criteria.

4. In terms of the approval of the shareholders of the Company and as per the applicable statutory provisions including Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000, the Company, on April 12, 2007, has issued and allotted 12,00,00,000 warrants on preferential basis to entities in the Promoter Group entitling them to apply for equivalent number of fully paid up equity shares of Rs. 10/- each of the Company, at a price of Rs. 1,402/- per equity share. The warrant holders have a right to apply for equity shares within 18 months from the date of allotment of the warrants. Amounts received against the warrants are shown as Equity Share Warrants in the Balance Sheet, pending exercise thereof.

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

RESERVES AND SURPLUS		As at 31st March, 2008		As at 31st March, 2007
Revaluation Reserve				
As per last Balance Sheet	**2,651.97**		4,650.19	
Less: Transferred to Profit and Loss Account (Refer Note 4, Schedule 'O')	**1,780.71**		1,997.01	
Deduction on Sale / Discarding of Revalued Assets	**-**		1.21	
		871.26		2,651.97
Capital Reserve				
As per last Balance Sheet		**291.28**		291.28
Capital Redemption Reserve				
As per last Balance Sheet		**887.94**		887.94
Securities Premium Account				
As per last Balance Sheet	**21,331.99**		15,467.41	
Add: On Amalgamation	**-**		5,461.25	
Premium on conversion of Optionally Fully Convertible Debentures	**-**		403.33	
	21,331.99		21,331.99	
Less: Premium on redemption / buy back of Debentures / Bonds	**18.19**		-	
	21,313.80		21,331.99	
Less: Calls in arrears - by others	**1.78**		1.79	
		21,312.02		21,330.20
Debentures Redemption Reserve				
As per last Balance Sheet		**587.02**		587.02
General Reserve*				
As per last Balance Sheet	**34,000.00**		23,500.00	
Add: Transferred from Profit and Loss Account	**16,000.00**		10,565.17	
	50,000.00		34,065.17	
Less: Charge on account of transitional provisions under Accounting Standard 15	**-**		65.17	
		50,000.00		34,000.00
Profit and Loss Account		**4,363.29**		2,765.37
TOTAL		**78,312.81**		62,513.78

* Cumulative amount withdrawn on account of Depreciation on Revaluation is Rs. 2,563.43 crore.

Schedules forming part of the Balance Sheet

SCHEDULE 'C'				(Rs. in crore)
SECURED LOANS		**As at 31st March, 2008**		As at 31st March, 2007
A. **DEBENTURES**				
Non Convertible Debentures		**4,118.12**		5,346.26
B. **TERM LOANS**				
From Banks				
Foreign Currency Loans	-		20.59	
Rupee Loans	-		20.00	
		-		40.59
C. **WORKING CAPITAL LOANS**				
From Banks				
Foreign Currency Loans	**1,075.22**		856.36	
Rupee Loans	**1,406.83**		3,325.91	
		2,482.05		4,182.27
TOTAL		**6,600.17**		9,569.12

1. Debentures referred to in A above to the extent of:

   a) Rs. 2,115.00 crore are secured by way of first mortgage / charge on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

   b) Rs. 521.25 crore are secured by way of first mortgage / charge on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of Petrochemicals Complex situated at Jamnagar in the State of Gujarat and on the movable assets situated at Hazira, District Surat in the State of Gujarat.

   c) Rs. 1,227.05 crore are secured by way of first mortgage / charge on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

   d) Rs. 110.34 crore are secured by way of first mortgage / charge on certain properties situated at village Munja Dhanot, District Kalol in the State of Gujarat and on fixed assets situated at Hoshiarpur Complex of the Company.

   e) Rs. 49.43 crore are secured by way of first mortgage / charge on certain properties situated at Ahmedabad in the State of Gujarat and on fixed assets situated at Nagpur Complex of the Company.

   f) Rs. 44.05 crore are secured by way of first mortgage / charge on certain properties situated at Surat in the State of Gujarat and on fixed assets situated at Allahabad Complex of the Company.

   g) Rs. 51.00 crore are secured by way of first mortgage / charge on movable and immovable properties situated at Thane in the State of Maharashtra and on movable properties situated at Baulpur Complex of the Company.

Schedules forming part of the Balance Sheet

2. Debentures referred to in A above are redeemable at par, in one or more instalments, on various dates with the earliest redemption being on 27th May, 2008 and the last being on 24th November, 2018. The debentures are redeemable as follows: Rs. 926.00 crore in financial year 2008-09, Rs. 742.30 crore in financial year 2009-10, Rs. 175.00 crore in financial year 2010-11, Rs. 250.00 crore in financial year 2011-12, Rs. 593.70 crore in financial year 2012-13, Rs. 458.26 crore in financial year 2013-14, Rs. 408.82 crore in financial year 2014-15, Rs. 164.04 crore in financial year 2015-16, Rs. 133.33 crore in financial year 2016-17, Rs. 133.33 crore in financial year 2017-18 and Rs. 133.34 crore in financial year 2018-19.

3. Working Capital Loans referred to in C above to the extent of :

   a) Rs. 2,352.11 crore are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, bills, materials in transit, etc. save and except receivables of Oil and Gas Division.

   b) Rs. 129.94 crore are secured against Government Securities and Treasury Bills.

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007
A. Long Term				
i) From Banks	**20,011.14**		9,702.62	
ii) From Others	**3,800.30**	**23,811.44**	4,548.11	14,250.73
B. Short Term				
i) From Banks	**6,035.50**		3,944.36	
ii) From Others	**4.95**	**6,040.45**	36.50	3,980.86
C. Deferred Sales Tax Liability		**27.62**		25.02
TOTAL		**29,879.51**		18,256.61

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS (Rs. in crore)

Description	Gross Block				Depreciation		Net Block	
	As at 01-04-2007	Additions	Deductions/ Adjustments	As at 31-03-2008	For the Year	Upto 31-03-2008	As at 31-03-2008	As at 31-03-2007
OWN ASSETS :								
Leasehold Land	1,631.60	16.72	-	**1,648.32**	37.93	**50.25**	**1,598.07**	1,619.29
Freehold Land	708.83	267.68	-	**976.51**	-	-	**976.51**	708.83
Buildings	5,069.94	518.94	7.54	**5,581.34**	234.37	**1,429.30**	**4,152.04**	3,873.22
Plant & Machinery	84,539.07	3,539.86	150.78	**87,928.15**	5,730.51	**36,773.33**	**51,154.82**	53,352.25
Railway Sidings	0.60	-	-	**0.60**	0.09	**0.19**	**0.41**	0.50
Electrical Installations	2,065.63	122.70	0.13	**2,188.20**	151.40	**900.21**	**1,287.99**	1,316.75
Equipments	1,413.71	142.66	0.27	**1,556.10**	132.70	**606.32**	**949.78**	939.98
Furniture & Fixtures	352.23	82.77	1.00	**434.00**	36.27	**202.02**	**231.98**	185.80
Vehicles	157.48	42.36	11.39	**188.45**	25.86	**94.27**	**94.18**	81.02
Ships	274.94	-	-	**274.94**	8.10	**209.93**	**65.01**	73.11
Aircrafts & Helicopters	117.40	68.42	-	**185.82**	9.32	**80.47**	**105.35**	46.25
Jetties	646.97	-	-	**646.97**	68.85	**482.86**	**164.11**	232.96
Sub-Total	**96,978.40**	**4,802.11**	**171.11**	**1,01,609.40**	**6,435.40**	**40,829.15**	**60,780.25**	**62,429.96**
LEASED ASSETS :								
Plant & Machinery	123.19	-	-	**123.19**	32.85	**51.74**	**71.45**	104.30
Ships	9.98	-	-	**9.98**	-	**9.98**	-	-
Sub-Total	**133.17**	-	-	**133.17**	**32.85**	**61.72**	**71.45**	**104.30**
INTANGIBLE ASSETS :								
Technical Knowhow Fees**	2,097.59	-	-	**2,097.59**	116.18	**1,173.94**	**923.65**	1,039.83
Software **	323.61	65.33	-	**388.94**	43.42	**280.66**	**108.28**	86.37
Sub-Total	**2,421.20**	**65.33**	-	**2,486.53**	**159.60**	**1,454.60**	**1,031.93**	**1,126.20**
Total	**99,532.77**	**4,867.44**	**171.11**	**1,04,229.10**	**6,627.85***	**42,345.47**	**61,883.63**	**63,660.46**
Previous Year	84,970.13	14,792.96	230.32	**99,532.77**	6,812.16	**35,872.31**	**63,660.46**	
Capital Workin-Progress							**23,005.84**	**7,528.13**

NOTES :

a) Leasehold land includes Rs. 203.19 crore (Previous Year Rs. 207.75 crore) in respect of which lease deeds are pending execution.

b) Buildings include :
   i) Cost of Shares in Co-operative Housing Societies Rs. 0.06 crore (Previous Year Rs. 0.03 crore)
   ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase / acquisition of 1,94,819 Equity Shares of Re. 1 each of Mature Trading & Investments Privite Limited with a right of occupancy of certain area of a commercial premises.
   iii) Rs. 29,125 (Previous Year Rs. 29,125) towards 5 shares of Rs. 200 each of Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited, 60 shares of Rs. 100 each of New Piece Goods Bazar Co. Limited, 15 shares of Rs. 100 each of Pandesara Industrial Co-operative Society Limited, 20 shares of Rs. 200 each of The Bombay Market Art Silk Co-operative (Shops & Warehouses) Society Limited and 225 shares of Rs. 100 each, Rs. 25 paid up of Crimpers Industrial Co-operative Society Limited, with a right of occupancy of certain area of concerned commercial premises.
   iv) Rs. 4.88 crore (Previous Year Rs. 4.88 crore) in respect of which conveyance is pending.

c) Capital Work-in-Progress includes :
   i) Rs. 1,373.74 crore on account of pre-operative expenses (Previous Year Rs. 410.41 crore)
   ii) Rs. 1,779.03 crore on account of cost of construction materials at site (Previous Year Rs. 563.07 crore)
   iii) Rs. 3,329.85 crore on account of advance against capital expenditure (Previous Year Rs. 1,375.47 crore)

d) Additions / Deletions and Capital Work-in-Progress is net of gain of Rs. 84.12 crore (Previous Year Rs.121.24 crore) on account of exchange difference during the year.

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the Company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 22,497.34 crore being the amount added on revaluation of Building, Plant and Machinery, Electrical Installations and Equipment as at 1st August, 2005, based on report issued by international valuers.

g) Additions for previous year includes Rs. 5,860.61 crore being assets acquired on amalgamation of erstwhile Indian Petrochemicals Corporation Limited with the Company.

* Refer to Note 4, Schedule 'O'

** Other than internally generated

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Rs. in crore)

INVESTMENTS		As at 31st March, 2008		As at 31st March, 2007	
A . LONG TERM INVESTMENTS					
Goverment and other Securities - Unquoted					
	6 Years National Savings Certificate (Deposited with Sales Tax Department and other Govt. Authorities)		**0.02**		0.01
Trade Investments					
In Equity Shares - Unquoted, fully paid up					
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	**10.00**		10.00	
11,08,500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	**3.93**		3.93	
62,63,125 (62,63,125)	Indian Vaccines Corporation Limited of Rs. 10 each	**0.61**		0.61	
12,04,20,000 (12,04,20,000)	Gujarat Chemicals Port Terminal Company Limited of Rs. 10 each	**30.42**		30.42	
		44.96		44.96	
			44.96		44.96
Other Investments					
In Equity Shares - Quoted, fully paid up					
68,60,064 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs. 10 each	**16.30**		16.58	
8,043 (8,043)	Portland General Electric Company Common Stock Equity	**0.78**		0.78	
		17.08		17.36	
In Equity Shares - Unquoted, fully paid up					
22,500 (22,500)	Reliance LNG Limited of Rs. 10 each	**0.02**		0.02	
		0.02		0.02	
			17.10		17.38
In Equity Shares of Subsidiary Companies - Quoted, fully paid up					
316,69,58,030 (337,50,00,000)	Reliance Petroleum Limited of Rs. 10 each (Refer Note 1)	**6,333.92**		6,750.00	
		6,333.92		6,750.00	
In Equity Shares of Subsidiary Companies - Unquoted, fully paid up					
14,75,04,400 (14,75,04,400)	Reliance Industrial Investments and Holdings Limited of Rs. 10 each	**147.50**		147.50	
26,91,150 (24,77,150)	Reliance Ventures Limited of Rs. 10 each	**2,351.05**		1,602.05	
20,20,200 (20,20,200)	Reliance Strategic Investments Limited of Rs. 10 each	**2.02**		2.02	
10,000 (10,000)	Reliance Netherland B.V. of Euro 1 Each	**0.06**		0.06	
50,00,001 (-)	RIL (Australia) Pty Limited of Aus $ 1 each	**17.46**		-	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

(Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007	
42,450 (5,450)	Reliance Industries (Middle East) DMCC of AED 1000 each	**46.19**		6.55	
10,00,00,000 (10,00,00,000)	Reliance Jamnagar Infrastructure Limited of Rs. 10 each	**100.00**		100.00	
339,00,00,000 (339,00,00,000)	Reliance Retail Limited of Rs. 10 each	**3,390.00**		3,390.00	
1,76,200 (1,76,200)	Reliance Exploration & Production DMCC of AED 1000 each	**210.84**		210.84	
2,50,000 (10,000)	Reliance Global Management Services Private Limited of Rs. 10 each	**0.25**		0.01	
		6,265.37		5,459.03	
In Equity Shares of Subsidiary Companies - Unqoted, partly paid up					
610,00,00,000 (610,00,00,000)	Reliance Retail Limited of Rs. 10 each (Re. 1 paid up)	**610.00**		610.00	
		610.00		610.00	
In Preference Shares of Subsidiary Companies - Unquoted, fully paid up					
10,00,000 (10,00,000)	5% Cumulative Redeemable Non Convertible Preference Shares of Reliance Ventures Limited of Re. 1 each	**10.00**		10.00	
1,50,60,415 (-)	9% Compulsorily Convertible Preference Shares of Reliance Strategic Investments Limited of Re. 1 each	**4,216.92**		-	
- (2,25,00,000)	16% Redeemable Non Cumulative Non Convertible Preference Shares of Reliance Strategic Investment Limited of Rs. 100 each	-		450.00	
4,99,089 (-)	5% Redeemable Cumulative Convertible Preference Shares of Reliance Exploration & Production DMCC of AED 1000 each	**552.65**		-	
		4,779.57		460.00	
In Debentures of Subsidiary Companies - Unquoted, fully paid up					
2,79,90,000 (2,79,90,000)	0% Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 100 each	**279.90**		279.90	
8,83,143 (8,83,143)	0% Unsecured Optionally Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 5000 each	**441.58**		441.58	
		721.48		721.48	
			18,710.34		14,000.51
In Others					
88 (88)	Pass Through Certificates (PTC) issued by Indian Residential MBS Trust - Series VI		**5.33**		11.47
	Total (A)		**18,777.75**		14,074.33

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

(Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007	
	B. CURRENT INVESTMENTS				
	Other Investments				
	In Goverment Securities - Quoted (Refer Note 2)				
	11.99% GOI 2009	-		27.03	
	7.99% GOI 2017	150.45		-	
	8.20% GOI 2022	80.00		-	
		230.45		27.03	
	In Treasury Bills - Quoted (Refer Note 2)				
	364 Days Treasury Bills	0.93		18.75	
		0.93		18.75	
	Collateral Borrowing & Lending Obligation	-		189.07	
		-		189.07	
	In Certificate of Deposit with Schedule Banks - Quoted	1,547.49		-	
		1,547.49		-	
	In Public Financial Institution & Corporate Bonds - Quoted				
450 (-)	Bank of India	45.06		-	
600 (-)	Citi Financial Consumer Finance India Limited	60.00		-	
1,500 (-)	EXIM Bank	148.94		-	
2,000 (-)	Housing Development Finance Corporation Limited	200.09		-	
500 (-)	Indian Railway Finance Corporation Limited	50.10		-	
500 (-)	LIC Housing Finance Limited	50.00		-	
1,850 (-)	National Bank For Agricultural And Rural Development	185.20		-	
3,200 (-)	Power Finance Corporation Limited	316.12		-	
100 (-)	Punjab National Bank	10.01		-	
250 (-)	State Bank of Mysore	24.75		-	
250 (-)	State Bank of Bikaner & Jaipur	25.00		-	
700 (-)	State Bank of India	71.71		-	
		1,186.98		-	
			2,965.85		234.85

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.) (Rs. in crore)

		As at 31st March, 2008	As at 31st March, 2007
In Units-Unquoted			
- (20,12,86,344)	ABN Amro Fixed Term Plan of Rs. 10 per unit - Dividend	-	201.29
- (7,50,00,000)	Birla Fixed Term Plan of Rs. 10 per unit - Dividend	-	75.00
10,76,38,459 (15,10,14,313)	Birla Cash Plus - Institutional Premium of Rs. 10 per unit - Growth	**139.00**	180.00
- (5,03,001)	DSP Merill Lynch Fixed Term Plan of Rs. 1000 per unit - Dividend	-	50.30
- (5,00,00,000)	HSBC Fixed Term - Institutional Growth of Rs. 10 per unit	-	50.00
- (5,87,48,799)	ICICI Prudential Institutional Liquid Plan of Rs. 10 per unit - Growth	-	62.41
1,00,00,000 (1,00,00,000)	ICICI Prudential Fixed Maturity Plan of Rs. 10 per unit - Growth	**10.00**	10.00
- (15,19,23,500)	ICICI Prudential Fixed Maturity Plan of Rs. 10 per unit - Dividend	-	151.92
- (6,00,00,000)	ING Vysya Fixed Maturity Fund of Rs. 10 per unit - Dividend	-	60.00
- (5,04,76,399)	JM Fixed Maturity Fund of Rs. 10 per unit - Dividend	-	50.48
- (7,56,89,000)	Kotak Fixed Maturity Fund of Rs. 10 per unit - Dividend	-	75.69
- (1,98,14,143)	Kotak Liquid Fund - Institutional - Premium Fund of Rs. 10 per unit - Growth	-	30.00
- (6,09,08,036)	LIC Mutual Fund Fixed Maturity Plan of Rs. 10 per unit - Dividend	-	60.91
4,96,686 (-)	Mirae Asset Liquid Fund Super Institutional Growth Option of Rs. 1000 each	**50.00**	-
- (17,13,28,222)	Principal Floating Rate Fund Short Term Maturity Plan - Institutional Plan of Rs. 10 per unit - Growth	-	200.00
- (4,50,00,000)	Principal PNB Fixed Maturity Plan of Rs. 10 per unit	-	45.00
3,58,56,822 (-)	SBI Premier Liquid Fund Super Institutional Growth of Rs. 10 each	**46.00**	-
- (2,50,00,000)	SBI Debt Fund of Rs. 10 per unit - Growth	-	25.00
- (8,02,46,850)	SBI Debt Fund of Rs. 10 per unit - Dividend	-	80.25
- (9,62,16,200)	Standard Chartered Fixed Maturity Plan of Rs. 10 per unit - Dividend	-	96.21
- (2,52,43,250)	Sundaram BNP Paribas Fixed Term Plan of Rs. 10 per unit - Dividend	-	25.24
- (10,62,98,500)	Tata Fixed Horizon Fund of Rs. 10 per unit - Dividend	-	106.31

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.) (Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007	
- (2,00,00,000)	Tata Fixed Horizon Fund of Rs. 10 per unit - Growth	-		20.00	
6,25,354 (-)	Templeton India Treasury Management Account Super Institutional Plan Growth of Rs. 1000 each	**75.00**		-	
- (1,00,00,000)	UTI Yearly Fixed Maturity Plan of Rs. 10 per unit - Growth	-		10.00	
- (25,11,53,627)	UTI Fixed Maturity Plan of Rs. 10 per unit - Dividend	-		251.15	
- (2,02,690)	UTI Liquid Cash Plan Institutional -Growth Option of Rs. 1000 each	-		25.00	
		320.00		1,942.16	
	Total (B)		**3,285.85**		2,177.01
	Total (A+B)		**22,063.60**		16,251.34

Notes:

1. Out of 316,69,58,030 Equity Shares of Reliance Petroleum Limited, 67,50,00,000 Equity Shares are locked in upto 31st December, 2011.
2. Investments have been provided as security for Working Capital loans.
3. Provision for diminution in the value of investments is Rs. 13.92 crore. (Previous Year Rs. 93.50 crore) and Investment written off Rs. NIL (Privious Year Rs. 0.13 crore)

AGGREGATE VALUE OF	As at 31st March, 2008		As at 31st March, 2007	
	Book Value	**Market Value**	Book Value	Market Value
Quoted Investments	**9,316.85**	**53,126.09**	6,813.14	24,454.46
Unquoted Investments	**12,746.75**	-	9,438.20	-

Investments purchased and sold during the year	**Face Value (Rs.)**	**Nos. (in lakhs)**	**Cost (Rs. in crore)**
Mutual Fund Units			
ABN Amro Cash Fund - Institutional Plus - Growth	10.00	495.87	50.00
ABN Amro Flexi Debt Fund - Regular - Growth	10.00	1,610.27	200.00
AIG India Liquid Fund Super Institutional Growth	1,000.00	12.22	125.00
Birla Cash Plus - Institutional Premium - Growth	10.00	87,172.56	10,749.45
Birla Dynamic Bond Fund - Retail - Growth	10.00	2,010.27	250.06
Birla Sunlife Liquid Plus Institutional - Growth	10.00	1,024.07	150.00
CANFMP 3 M SRI (open ended) Growth	10.00	300.00	30.00
DBS Chola Freedom Income STP- Institutional.- Cumulative -Org.	10.00	1,322.02	161.05
DBS Chola Liquid Institutional Plus Cumulative	10.00	996.40	156.00
DBS Chola Short Term Floating Rate Cumulative	10.00	2,930.36	336.00
DSP Merrill Lynch Cash Plus - Institutional - Growth	1,000.00	64.08	650.00
DSP Merrill Lynch Liquid Plus - Institutional - Growth	1,000.00	9.08	100.04
DSP Merrill Lynch Liquidity Fund - Institutional - Growth	1,000.00	8.96	100.00
DWS Insta Cash Plus Fund - Institutional Plan - Growth	10.00	599.09	75.00
DWS Insta Cash Plus Fund - Super Institutional- Growth Plan	10.00	3,228.82	335.00
DWS Money Plus Fund - Growth Option	10.00	649.45	75.02
Grindlays Floating Rate Fund - Long Term - Institutional - Growth	10.00	6,584.95	777.63

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

	Face Value (Rs.)	Nos. (in lakhs)	Cost (Rs. in crore)
HDFC Cash Management Fund - Saving Plan - Growth	10.00	2,516.71	398.00
HDFC Cash Management Fund - Saving Plus Plan - Wholesale - Growth	10.00	1,747.20	300.00
HDFC Liquid Fund - Premium Plus Plan - Growth	10.00	10,887.15	1,713.00
HSBC Cash Fund - Institutional Plan - Growth	10.00	9,643.48	1,175.00
HSBC Liquid Plus - Institutional Plus - Growth	10.00	1,906.03	200.03
ICICI Prudential Flexible Income Plan - Growth	10.00	2,775.33	398.00
ICICI Prudential Floating Rate Plan - Growth	10.00	407.39	45.00
ICICI Prudential Institutional Liquid Plan - Super Institutional Growth	10.00	1,33,829.36	15,109.69
ICICI Prudential Institutional Short Term Plan - Cumulative Option	10.00	320.93	50.00
ING Liquid Fund Super Institutional - Growth Option	10.00	12,602.13	1,476.53
ING Liquid Plus Fund - Institutional Growth	10.00	2,689.03	275.02
JM High Liquidity Fund - Super Institutional Plan - Growth	10.00	834.56	100.00
JM Money Manager Fund Super Plus Plan - Growth	10.00	944.89	100.02
JP Morgan India Liquid Fund - Growth Plan	10.00	1,222.92	125.00
JP Morgan India Liquid Plus Fund - Growth Plan	10.00	491.70	50.01
Kotak Liquid (Institutional Premium) - Growth	10.00	9,675.20	1,509.00
LICMF Liquid Fund - Growth Plan	10.00	2,435.09	342.00
LICMF Liquid Plus Fund - Growth Plan	10.00	959.91	100.04
Lotus India Liquid Fund - Retail Growth	10.00	0.96	0.10
Lotus India Liquid Fund - Super Institutional Growth	10.00	4,686.78	506.00
Lotus India Short Term Plan - Institutional Growth	10.00	1,839.28	200.08
Mirae Asset Liquid Fund - Super Institutional - Growth Option	1,000.00	19.92	200.00
Principal Cash Management Fund Liquid Option Institutional Premium Plan - Dividend	10.00	582.92	70.00
Principal Cash Management Fund Liquid Option Institutional Premium Plan - Growth	10.00	8,754.25	1,045.00
Principal Floating Rate Fund Fixed Maturity Plan Institutional Option - Growth	10.00	5,599.66	660.51
SBI Magnum Insta Cash Fund - Cash Option	10.00	2,229.94	397.00
SBI Premier Liquid Fund - Super Institutional - Growth	10.00	6,379.17	813.00
Standard Chartered Liquidity Manager Plus Growth	1,000.00	508.84	5,567.92
Sundaram BNP Paribas Fixed Term Plan - Growth	10.00	500.00	50.00
Tata Floater Fund - Growth	10.00	1,638.15	191.08
Tata Liquid Super High Inv Fund - Appreciation	1,000.00	380.67	5,479.00
Templeton Floating Rate Income Fund Short Term Institutional Option - Growth	10.00	450.11	50.00
Templeton India Short Term Income Plan Institutional - Growth	1,000.00	6.27	75.02
Templeton India Treasury Management Account Super Institutional Plan - Growth	1,000.00	236.94	2,719.00
UTI Liquid Cash Plan Institutional - Growth Option	1,000.00	100.92	1,305.10
UTI Liquid plus Fund Institutional Plan - Growth Option	1,000.00	9.90	100.00
UTI Money Market Fund - Growth Plan	10.00	164.40	35.00
Government Securities			
7.38% GOI 2015	100.00	100.00	95.83
7.49% GOI 2017	100.00	1,365.00	1,309.98
7.99% GOI 2017	100.00	975.00	996.20
5.87% GOI 2010	100.00	250.00	240.40
5.48% GOI 2009	100.00	250.00	241.66
7.27% GOI 2013	100.00	205.00	200.60
Collateral Borrowing & Lending Obligation	-	-	887.71

Schedules forming part of the Balance Sheet

SCHEDULE 'G' (Rs. in crore)

CURRENT ASSETS	As at 31st March, 2008		As at 31st March, 2007	
INVENTORIES				
Stores, Chemicals and Packing Materials	1,072.38		1,023.02	
Raw Materials	8,393.70		4,464.87	
Stock-in-Process	1,523.96		1,888.74	
Finished Goods / Traded Goods	3,257.50		4,759.88	
		14,247.54		12,136.51
SUNDRY DEBTORS (Unsecured and Considered Good)				
Over six months	13.06		13.02	
Others	6,214.52		3,719.40	
		6,227.58		3,732.42
CASH AND BANK BALANCES				
Cash on hand	11.51		1.80	
Balance with Banks				
In Current Accounts :				
With Scheduled Banks	204.62		305.29	
With Others*	1.66		1.26	
In Fixed Deposit Accounts :				
With Scheduled Banks	4,062.26		1,527.00	
		4,280.05		1,835.35
OTHER CURRENT ASSETS				
Interest Accrued on Investments	72.32		2.90	
Premium Accrued on Investments in Preference Shares $	0.22		0.17	
		72.54		3.07
TOTAL		24,827.71		17,707.35

* Includes balances with non-scheduled banks as follows:

(Rs. in crore)

	As at 31st March, 2008	As at 31st March, 2007	Maximum Balance at any time during the year 2007-08	2006-07
Bank of China	0.02	0.03	0.14	0.15
Citi, China - Guangzhou	0.05	0.02	0.15	0.22
ABN Amro Bank, Shanghai	0.16	0.25	1.03	1.12
ABN Amro Bank, Jakarta	0.05	0.04	0.12	0.13
ABN Amro Bank, Jebel Ali	0.08	0.08	0.55	0.69
Hongkong & Shanghai Banking Corporation, Turkey	0.10	0.07	0.31	0.28
Hongkong & Shanghai Banking Corporation, Vietnam	0.03	0.04	0.14	0.22
Hongkong & Shanghai Banking Corporation, New York	1.05	0.65	4.31	1.86
Stadtsparkasse Koln, Frankfurt	0.12	0.08	0.77	0.22

$ Premium accrued on Investments in Preference Shares represents Rs. 0.22 crore (Previous Year Rs. 0.17 crore) receivable on investments in Preference Shares of Reliance Ventures Limited, a wholly owned subsidiary of the Company.

Schedules forming part of the Balance Sheet

SCHEDULE 'H' (Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007
LOANS AND ADVANCES				
UNSECURED - (Considered Good Unless Otherwise Stated)				
Loans to subsidiary companies		**6,038.45**		6,181.44
Advance Income Tax (net of Provision)		**375.28**		313.43
Advances recoverable in cash or in kind or for value to be received	**6,456.35**		1,234.39	
Less: Considered Doubtful	**69.88**		69.88	
		6,386.47		1,164.51
Deposits		**3,981.63**		3,751.74
Balance with Customs, Central Excise Authorities, etc.		**1,276.30**		794.88
TOTAL		**18,058.13**		12,206.00

Schedules forming part of the Balance Sheet

SCHEDULE 'I'

(Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007
CURRENT LIABILITIES AND PROVISIONS				
CURRENT LIABILITIES				
Sundry Creditors - Micro, Small and Medium Enterprises @	-		-	
- Others *	20,590.45		16,467.24	
Liability for Leased Assets	5.33		11.42	
Unpaid Dividend #	70.32		69.52	
Unpaid Matured debentures #	2.19		2.54	
Interest accrued on above #	0.19		0.24	
Interest accrued but not due on Loans	376.99		314.57	
		21,045.47		16,865.53
PROVISIONS				
Provision for Wealth Tax	24.25		16.25	
Provision for Leave encashment / Superannuation / Gratuity	620.81		493.10	
Other Provisions	439.09		1,203.52	
Proposed Dividend	1,631.24		-	
Tax on Dividend	277.23		-	
		2,992.62		1,712.87
TOTAL		24,038.09		18,578.40

The company had recognised liability based on substantial degree of estimation for excise duty payable on clearance of goods lying in stock as on 31st March, 2007 of Rs. 297.20 crore as per the estimated pattern of despatches. During the year Rs. 281.49 crore was utilized for clearance of goods and unused balance of Rs. 15.71 crore was reversed. Provision recognised under this class for the year is Rs. 176.47 crore which is outstanding as on 31st March, 2008. Actual outflow is expected in the next financial year. The Company had recognised customs duty liability on goods imported under advance license of Rs. 523.34 crore as at 31st March, 2007. During the year further provision of Rs. 64.79 crore was made and sum of Rs. 329.40 crore were reversed on fulfilment of export obligation. Closing balance on this account as at 31st March, 2008 is Rs. 258.73 crore. Other class of provisions where recognition is based on substantial degree of estimation relate to disputed customer / supplier / third party claims, rebates or demands against the Company. Any additional information in this regard can be expected to prejudice seriously the position of the Company.

@ The Company has not received information from vendors regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006 and hence disclosure relating to amounts unpaid as at the year end together with interest paid / payable under this Act have not been given.

* Includes Rs. 30.35 crore (Previous Year Rs. 4.54 crore) payable to Subsidiaries

* Includes for capital expenditure Rs. 2,254.48 crore (Previous Year Rs. 1,757.42 crore)

These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 6.11 crore (Previous Year Rs. 4.93 crore) which is held in abeyance due to legal cases pending.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

(Rs. in crore)

	2007-08		2006-07	
OTHER INCOME				
Dividend:				
From Current Investments	**18.36**		58.77	
From Long Term Investments	**0.01**		49.04	
		18.37		107.81
Interest:				
From Current Investments	**70.47**		50.85	
From Long Term Investments	-		1.16	
From Others	**591.88**		225.06	
[Tax Deducted at Source Rs. 150.09 Crore (Previous Year Rs. 44.79 Crore.)]		**662.35**		277.07
Premium on Investments in Preference Shares		**0.05**		0.05
Profit on Sale of Current Investments (net)		**118.87**		3.93
Profit on Sale of Fixed Assets		**4.25**		17.35
Miscellaneous Income		**91.40**		72.07
Exceptional Items*		**4,733.50**		-
TOTAL		**5,628.79**		478.28

*Represents gains primarily arising out of transactions concerning Reliance Petroleum Limited Shares (Long Term Investments).

SCHEDULE 'K'

(Rs. in crore)

	2007-08		2006-07	
VARIATION IN STOCKS				
STOCK-IN-TRADE (at close)				
Finished Goods / Traded Goods	**3,257.50**		4,759.88	
Stock-in-Process	**1,523.96**		1,888.74	
		4,781.46		6,648.62
STOCK-IN-TRADE (at commencement)				
Finished Goods / Traded Goods	**4,759.88**		3,376.66	
Stock-in-Process	**1,888.74**		1,739.60	
	6,648.62		5,116.26	
Add : On Amalgamation				
Finished Goods / Traded Goods	-		837.36	
Stock-in-Process	-		40.40	
	-		877.76	
		6,648.62		5,994.02
TOTAL		**(1,867.16)**		654.60

Schedules forming part of the Profit and Loss Account

SCHEDULE 'L'

(Rs. in crore)

	2007-08	2007-08	2006-07	2006-07
MANUFACTURING AND OTHER EXPENSES				
RAW MATERIAL CONSUMED		**90,303.85**		76,871.66
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	**2,520.58**		2,098.71	
Electric Power, Fuel and Water	**2,052.84**		2,261.69	
Machinery Repairs	**479.32**		432.05	
Building Repairs	**50.12**		60.94	
Labour, Processing, Production Royalty and Machinery Hire Charges	**235.87**		680.12	
Excise Duty #	**(362.78)**		(6.31)	
Lease Rent	**85.54**		110.01	
Exchange Differences (Net)	**(986.83)**		217.85	
		4,074.66		5,855.06
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	**1,652.49**		1,734.46	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	**273.50**		156.21	
Employee Welfare and other amenities	**193.34**		203.42	
		2,119.33		2,094.09
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	**72.34**		67.97	
Brokerage, Discount and Commission	**409.37**		421.03	
Warehousing and Distribution Expenses	**2,229.22**		2,073.76	
Sales Tax including defeased / Service Tax	**518.66**		1,098.69	
		3,229.59		3,661.45
ESTABLISHMENT EXPENSES				
Insurance	**291.45**		273.74	
Rent	**216.41**		210.10	
Rates & Taxes	**502.96**		195.21	
Other Repairs	**216.12**		215.05	
Travelling Expenses	**169.46**		130.87	
Payment to Auditors	**9.38**		8.95	
Professional Fees	**644.26**		537.84	
Loss on Sale / Discarding of Fixed Assets	**6.04**		23.54	
General Expenses *	**531.32**		478.53	
Wealth Tax	**8.00**		8.28	
Charity and Donations	**114.91**		26.65	
		2,710.31		2,108.76
		1,02,437.74		90,591.02
Less : Preoperative Expenses of Projects Under Commissioning (Net)		**175.46**		111.21
TOTAL		**1,02,262.28**		90,479.81

\# Excise Duty shown under expenditure represents the aggregate of excise duty borne by the Company and difference between excise duty on opening and closing stock of finished goods.

* Includes Diminution in the value of investments of Rs. 13.92 crore (Previous Year Rs. 93.50 crore) and investment written off Rs. NIL (Previous Year Rs. 13.00 crore).

SCHEDULE 'M'

(Rs. in crore)

INTEREST AND FINANCE CHARGES	**2007-08**	2006-07
Debentures	**319.10**	528.70
Fixed Loans	**374.24**	311.11
Finance Charges on Leased Assets	**0.63**	1.17
Others	**383.39**	347.91
TOTAL	**1,077.36**	1,188.89

Significant Accounting Policies

SCHEDULE 'N'

SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention, except for certain fixed assets which are revalued, in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

B. Use of Estimates

The preparation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known / materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of cenvat / value added tax and includes amounts added on revaluation, less accumulated depreciation and impairment loss, if any. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

a) Operating Leases : Rentals are expensed with reference to lease terms and other considerations.

b) (i) Finance leases prior to 1st April, 2001: Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance leases on or after 1st April, 2001 : The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commissioning of the assets are capitalized.

d) All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs in respect of lease are expensed in the year in which such costs are incurred. Income from lease assets is accounted by applying the interest rate implicit in the lease to the net investment.

E. Intangible Assets

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know how is amortised over the useful life of the underlying assets. Computer Software is amortised over a period of 5 years. Amortisation is done on written down value basis except in respect of crude oil refining where it is amortised on straight-line basis.

F. Depreciation

Depreciation on fixed assets is provided on written down value method (WDV) at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 over their useful life except, on fixed assets pertaining to crude oil refining and marketing infrastructure for petroleum products where depreciation is charged on Straight Line method (SLM) over their useful life; on fixed bed catalyst with a life of 2 years or more depreciation is provided over its useful life; on fixed bed catalysts having life of less than 2 years 100% depreciation is provided in the year of addition; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation is provided as aforesaid over the residual life of the respective plants; on development rights and producing properties depreciation is provided in proportion of oil and gas production achieved vis-a-vis the proved reserves (net of reserves to be retained to cover abandonment costs as per the production sharing contract and the Government of India's share in the reserves) considering the estimated future expenditure on developing the reserves as per technical evaluation; premium on leasehold land is amortised over the period of lease; cost of jetty is amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the Company; on amounts added on revaluation depreciation is charged as aforesaid over the residual life of the assets as certified by the valuers; on assets acquired under finance lease from 1st April, 2001 depreciation is spread over the lease term.

SCHEDULE 'N' (Contd.)

G. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting period is reversed if there has been a change in the estimate of recoverable amount.

H. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction.

(b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognized as exchange difference and the premium paid on forward contracts is recognized over the life of the contract.

(c) Non monetary foreign currency items are carried at cost.

(d) In respect of branches, which are integral foreign operations, all transactions are translated at rates prevailing on the date of transaction or that approximates the actual rate on the date of transaction. Branch monetary assets and liabilities are restated at the year end rates.

(e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets, in which case they are adjusted to the carrying cost of such assets.

I. Investments

Current investments are carried at the lower of cost or quoted / fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary.

J. Inventories

Items of inventories are measured at lower of cost or net realisable value after providing for obsolescence, if any. Cost of inventories comprises of cost of purchase, cost of conversion and other costs incurred in bringing them to their respective present location and condition. Cost of raw materials, process chemicals, stores and spares, packing materials, trading and other products are determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

K. Turnover

Turnover includes sale of goods, services, sales tax, service tax, excise duty and sales during trial run period, adjusted for discounts (net), Value Added Tax (VAT) and gain / loss on corresponding hedge contracts.

L. Excise Duty and Sales Tax

Excise duty is accounted on the basis of both, payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses. Sales tax paid is charged to profit and loss account.

M. Employee Benefits

(i) Short-term employee benefits are recognized as an expense at the undiscounted amount in the profit and loss account of the year in which the related service is rendered.

(ii) Post employment and other long term employee benefits are recognized as an expense in the profit and loss account for the year in which the employee has rendered services. The expense is recognized at the present value of the amount payable determined using actuarial valuation techniques. Actuarial gains and losses in respect of post employment and other long term benefits are charged to the profit and loss account.

(iii) In respect of employees stock options, the excess of fair price on the date of grant over the exercise price is recognized as deferred compensation cost amortised over vesting period.

N. Employee Separation Costs

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the Company is charged to the profit and loss account in the year of exercise of option.

SCHEDULE 'N' (Contd.)

O. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that takes necessarily substantial period of time to get ready for its intended use. All other borrowing costs are charged to revenue.

P. Financial Derivatives and Commodity Hedging Transactions

In respect of derivative contracts, premium paid, gains / losses on settlement and provision for losses for cash flow hedges are recognised in the Profit and Loss Account, except in case where they relate to borrowing costs that are attributable to the acquisition or construction of fixed assets, in which case, they are adjusted to the carrying cost of such assets.

Q. Accounting for Oil and Gas Activity

The Company has adopted Full Cost Method of accounting for its Oil and Gas activity and all costs incurred in acquisition, exploration and development are accumulated considering the country as a cost centre. Oil and Gas Joint Ventures are in the nature of Jointly Controlled Assets. Accordingly assets and liabilities as well as income and expenditure are accounted, on the basis of available information, on line by line basis with similar items in the Company's financial statements, according to the participating interest of the Company.

R. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from "timing differences" between taxable and accounting income is accounted for using the tax rates and laws that are enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the asset will be realised in future.

S. Premium on Redemption of Bonds / Debentures

Premium on redemption of Bonds / Debentures, net of tax impact, are adjusted against the Securities Premium Account.

T. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

Notes on Accounts

SCHEDULE 'O'

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary. Amounts and other disclosures for the preceding year are included as an integral part of the current year financial statements and are to be read in relation to the amounts and other disclosures relating to the current year.

2. As per Accounting Standard 15 "Employee Benefits", the disclosures of Employee benefits as defined in the Accounting Standard are given below:

Defined Contribution Plan (Rs. in crore)

Contribution to Defined Contribution Plan, recognised as expense for the year are as under:

	2007-08	2006-07
Employer's Contribution to Provident Fund	**44.61**	42.59
Employer's Contribution to Superannuation Fund	**10.00**	9.98
Employer's Contribution to Pension Scheme	**14.60**	16.33

The Company's Provident Fund is exempted under section 17 of Employees' Provident Fund Act, 1952. Conditions for grant of exemptions stipulates that the employer shall make good deficiency, if any, in the interest rate declared by the trust vis-a-vis statutory rate.

SCHEDULE 'O' (Contd.)

Defined Benefit Plan

The employees' gratuity fund scheme managed by a Trust is a defined benefit plan. The present value of obligation is determined based on actuarial valuation using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation for leave encashment is recognized in the same manner as gratuity.

I. Reconciliation of opening and closing balances of Defined Benefit obligation (Rs. in crore)

	Gratuity (Funded)		Leave Encashment (Unfunded)	
	2007-08	2006-07	**2007-08**	2006-07
Defined Benefit obligation at beginning of the year	**261.27**	99.15	**441.99**	288.47
On Amalgamation	-	126.83	-	120.59
Current Service Cost	**20.78**	23.00	**22.80**	35.66
Interest Cost	**18.34**	17.17	**33.47**	30.24
Actuarial (gain) / loss	**55.12**	11.76	**67.40**	29.02
Benefits paid	**(64.05)**	(11.86)	**(47.19)**	(61.99)
Settlement cost	-	(4.78)	-	-
Defined Benefit obligation at year end	**291.46**	261.27	**518.47**	441.99

II. Reconciliation of opening and closing balances of fair value of plan assets (Rs. in crore)

	Gratuity (Funded)	
	2007-08	2006-07
Fair value of plan assets at beginning of the year	**210.40**	98.64
On Amalgamation	-	67.09
Expected return on plan assets	**15.37**	13.20
Actuarial gain / (loss)	**0.87**	1.61
Employer contribution	**27.45**	46.50
Benefits paid	**(64.05)**	(11.86)
Settlement cost	-	(4.78)
Fair value of plan assets at year end	**190.04**	210.40
Actual return on plan assets	**16.24**	14.81

III. Reconciliation of fair value of assets and obligations (Rs. in crore)

	Gratuity (Funded) As at 31st March		Leave Encashment (Unfunded) As at 31st March	
	2008	2007	**2008**	2007
Fair value of plan assets	**190.04**	210.40	-	-
Present value of obligation	**291.46**	261.27	**518.47**	441.99
Amount recognised in Balance Sheet	**101.42**	50.87	**518.47**	441.99

SCHEDULE 'O' (Contd.)

IV. Expense recognised during the year (Under the head "Payments to and Provisions for Employees"-Refer Schedule 'L')

(Rs. in crore)

	Gratuity (Funded)		Leave Encashment (Unfunded)	
	2007-08	2006-07	**2007-08**	2006-07
Current Service Cost	**20.78**	23.00	**22.80**	35.66
Interest Cost	**18.34**	17.17	**33.47**	30.24
Expected return on plan assets.	**(15.37)**	(13.20)	**-**	-
Actuarial (gain) / loss	**54.25**	10.15	**67.40**	29.02
Net Cost	**78.00**	37.12	**123.67**	94.92

V. Investment Details:

	% Invested	
	As at 31st March, 2008	As at 31st March, 2007
GOI Securities	**19.02**	15.40
Public Securities	**19.72**	17.48
Special Deposit Schemes	**-**	5.00
State Govt. Securities	**11.14**	9.99
Private Sector Securities [includes equity shares of Reliance Industries Limited Rs. 0.15 crore (Previous Year Rs. 0.15 crore)]	**1.12**	0.20
Insurance Policies	**48.76**	51.82
Others (including bank balances)	**0.24**	0.11
	100.00	100.00

VI. Actuarial assumptions

	Gratuity (Funded)		Leave Encashment (Unfunded)	
	2007-08	2006-07	**2007-08**	2006-07
Mortality Table (LIC)	**1994-96 (Ultimate)**	1994-96 (Ultimate)	**1994-96 (Ultimate)**	1994-96 (Ultimate)
Discount rate (per annum)	**8%**	8%	**8%**	-
Expected rate of return on plan assets (per annum)	**8%**	8%	**8%**	8%
Rate of escalation in salary (per annum)	**6.5%**	6.5%	**6.5%**	6.5%

The estimates of rate of escalation in salary considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above information is certified by the actuary.

The expected rate of return on plan assets is determined considering several applicable factors, mainly the composition of plan assets held, assessed risks, historical results of return on plan assets and the Company's policy for plan assets management.

SCHEDULE 'O' (Contd.)

3. Turnover includes Income from Services of Rs. 67.58 crore (Previous Year Rs. 58.50 crore).

4. The Gross Block of Fixed Assets includes Rs. 25,221.35 crore (Previous Year Rs. 25,221.35 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 1,780.71 crore (Previous Year Rs. 1,997.01 crore) and an equivalent amount, has been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the year would have been higher by Rs. 29.65 crore.

6. Payment to Auditors:

(Rs. in crore)

	2007-08	2006-07
(i) Audit Fees	**5.10**	5.53
(ii) Tax Audit Fees	**0.50**	0.54
(iii) For Certification and Consultation in finance and tax matters	**3.55**	2.66
(iv) Expenses Reimbursed	**0.03**	0.04
	9.18	8.77
(v) Cost Audit Fees	**0.20**	0.18

7. Managerial Remuneration:

(a) Remuneration to Managing Director / Executive Directors

(Rs. in crore)

	2007-08	2006-07
(i) Salaries	**1.32**	1.30
(ii) Perquisites and Allowances	**1.63**	1.53
(iii) Sitting Fees (paid by erstwhile IPCL)	-	0.04
(iv) Commission	**64.13**	43.59
(v) Leave salary / Encashment	**0.04**	0.28
(vi) Contribution to Provident fund and Superannuation fund	**0.33**	0.32
(vii) Provision for Gratuity	**0.08**	0.08
	67.53	47.14
(b) Commission to Non-Executive Directors	**1.85**	1.00

(included under the head " Payments to and Provisions for Employees")

Computation of net profit in accordance with Section 349 of the Companies Act, 1956:

(Rs. in crore)

	2007-08	2006-07
Profit before Taxation	**23,010.14**	14,520.47
Add: Depreciation as per accounts	**4,847.14**	4,815.15
Loss on sale / discarding of Fixed Assets	**6.04**	23.54
Investment Written off / provided for	**13.92**	106.50
Managerial Remuneration	**66.16**	45.65
	27,943.40	19,511.31

SCHEDULE 'O' (Contd.)

(Rs. in crore)

	2007-08	2006-07
Less: Depreciation as per Section 350 of Companies Act, 1956	**6,627.85**	6,812.16
Premium on Investment in Preference Shares	**0.05**	0.05
Profit on buyback of Bonds / Redemption of Debentures	**1.84**	-
Profit on sale of Fixed Assets	**4.25**	17.35
Profit on Sale of Investments	**4,852.37**	3.93
Net Profit for the year	**16,457.04**	12,677.82
Salaries, Perquisites and Commission to Managing Director / Executive Directors calculated @ 0.402 % of the net profit. (Previous Year @ 0.402%)	**66.16**	50.96
Less: Salaries & Perquisites of the Managing Director / Executive Directors eligible for commission	**2.03**	2.06
Commission payable	**64.13**	48.90
Commission restricted to	**64.13**	43.59

(c) General Expenses includes Rs. 0.23 crore (Previous Year Rs. 0.42 crore including Rs. 0.15 crore paid by erstwhile IPCL) towards sitting fees paid to non-executive directors.

8. A sum of Rs. 2.02 crore (net debit) [Previous Year Rs. 1.92 crore (net credit)] is included under Establishment expenses representing Net Prior Period Items.

9. Expenditure on account of premium on forward exchange contracts to be recognised in the profit and loss account of subsequent accounting period aggregates to Rs. 0.47 crore (Previous Year Rs. 95.28 crore)

10. (a) Fixed assets taken on finance lease prior to 1st April, 2001, amount to Rs. 527.52 crore (Previous Year Rs. 527.52 crore). Future obligations towards lease rentals under the lease agreements as on 31st March, 2008 amount to Rs. 6.04 crore (Previous Year Rs. 73.30 crore).

(Rs. in crore)

	2007-08	2006-07
Within one year	**0.58**	63.61
Later than one year and not later than five years	**2.34**	6.92
Later than five years	**3.12**	2.77
Total	**6.04**	73.30

(b) In respect of Fixed Assets acquired on finance lease on or after 1st April, 2001, the minimum lease rentals outstanding as on 31st March, 2008 are as follows:

(Rs. in crore)

	Total Minimum Lease Payments outstanding As at 31st March		Future interest on Outstanding Lease Payments		Present value of Minimum Lease Payments As at 31st March	
	2008	2007	**2007-08**	2006-07	**2008**	2007
Within one year	**3.39**	5.02	**0.28**	0.66	**3.11**	4.36
Later than one year and not later than five years	**2.24**	6.20	**0.14**	0.49	**2.10**	5.71
Later than five years	**0.18**	1.46	**0.06**	0.11	**0.12**	1.35
Total	**5.81**	12.68	**0.48**	1.26	**5.33**	11.42

SCHEDULE 'O' (Contd.)

(c) General Description of Lease terms:

(i) Lease rentals are charged on the basis of agreed terms.

(ii) Assets are taken on lease over a period of 3 to 15 years.

(d) The Company has taken aircrafts on non-cancellable operating lease and lease rent amounting to Rs. 27.17 crore (Previous Year Rs. 19.10 crore) has been charged to profit and loss account. The future minimum lease payments are as under:

(Rs. in crore)

	2007-08	2006-07
Not later than one year	**27.32**	29.60
Later than one year and not later than five years	**89.10**	106.71
Later than five years	**26.63**	43.90
Total	**143.05**	180.21

11. (a) (i) Assets given on finance lease on or after 1st April, 2001

(Rs. in crore)

Particulars	Total		Not later than one year		Later than one year and not later than five years		Later than five years	
	2007-08	2006-07	**2007-08**	2006-07	**2007-08**	2006-07	**2007-08**	2006-07
Gross Investment	**106.04**	-	**23.76**	-	**82.28**	-	-	-
Less: Unearned Finance Income	**20.56**	-	**7.57**	-	**12.99**	-	-	-
Present Value of Minimum Lease Rental	**85.48**	-	**16.19**	-	**69.29**	-	-	-

(ii) General Description of Lease terms:

- Lease rentals are charged on the basis of agreed rate of interest.
- Assets are given on lease for a period of five years.

(b) Miscellaneous income includes income from finance lease of Rs. 4.63 crore (Previous Year Rs. Nil).

12. The deferred tax liability comprise of the following:

(Rs. in crore)

		As at 31st March, 2008	As at 31st March, 2007
a.	**Deferred Tax Liability**		
	Related to fixed assets	**8,183.07**	7,279.66
b.	**Deferred Tax Assets**		
	Disallowance under the Income Tax Act, 1961	**310.53**	297.64
		7,872.54	6,982.02

SCHEDULE 'O' (Contd.)

13. EARNINGS PER SHARE (EPS)

		2007-08	2006-07
i)	Net Profit after tax as per profit and loss account (Rs. in crore)	**19,458.29**	11,943.40
ii)	Excess / (short) provision for tax of earlier years (Rs. in crore)	**48.10**	0.51
iii)	Net Profit attributable to Equity Shareholders (Rs. in crore)	**19,506.39**	11,943.91
iv)	Net Profit before Exceptional Item (Rs. in crore)	**15,261.10**	11,943.40
v)	Weighted Average number of equity shares used as denominator for calculating EPS	**145,36,48,601**	145,36,48,601
vi)	Basic and Diluted Earnings per share (Rs.):	**133.86**	82.16
vii)	Basic and Diluted Earnings (before exceptional item) per share (Rs.):	**104.98**	82.16
viii)	Basic and Diluted Earnings (Considering Taxation for Previous Years) per share (Rs.):	**134.19**	82.17
ix)	Face Value per equity share (Rs.):	**10.00**	10.00

14. PROJECT DEVELOPMENT EXPENDITURE

(in respect of Projects upto 31st March, 2008, included under Capital Work-in-Progress)

(Rs. in crore)

	2007-08		2006-07	
Opening Balance		**410.41**		486.91
Add: Project Development Expenditure transferred from profit and loss account	**175.46**		111.21	
Interest Capitalised	**884.96**		534.93	
		1,060.42		646.14
		1,470.83		1,133.05
Less: Project Development Expenses Capitalised during the year		**97.09**		722.64
Closing Balance		**1,373.74**		410.41

SCHEDULE 'O' (Contd.)

15. As per Accounting Standard 18, the disclosures of transactions with the related parties as defined in the Accounting Standard are given below:

(i) List of related parties where control exists and related parties with whom transactions have taken place and relationships:

Sr. No.	Name of the Related Party	Relationship
1	Reliance Industrial Investments and Holdings Limited	Subsidiary Companies (Control exists)
2	Reliance Ventures Limited	
3	Reliance Strategic Investments Limited	
4	Reliance Industries (Middle East) DMCC	
5	Reliance Petroleum Limited	
6	Reliance Jamnagar Infrastructure Limited.	
7	Reliance Retail Limited	
8	Reliance Netherland B.V. (including Trevira GmbH)	
9	Reliance Haryana SEZ Limited	
10	Reliance Fresh Limited (Formerly Ranger Farms Limited)	
11	Retail Concepts & Services (India) Limited	
12	Reliance Retail Insurance Broking Limited	
13	Reliance Dairy Foods Limited	
14	Reliance Exploration & Production DMCC	
15	Reliance Retail Finance Limited	
16	RESQ Limited	
17	Reliance Global Management Services Private Limited	
18	Reliance Commercial Associates Limited (From 20th April, 2007)	
19	Reliance Digital Retail Limited (From 28th April, 2007)	
20	Reliance Financial Distribution and Advisory Services Limited (From 14th May, 2007)	
21	RIL (Australia) Pty Limited (From 7th June, 2007)	
22	Reliance Hypermart Limited (From 2nd July, 2007)	
23	Recron (Malaysia) Sdn Bhd (From 20th July, 2007)	
24	Gapco Kenya Limited (From 1st August, 2007)	
25	Gapco Rwanda SARL (From 1st August, 2007)	
26	Gapco Tanzania Limited (From 1st August, 2007)	
27	Gapco Uganda Limited (From 1st August, 2007)	
28	Gapoil Tanzania Limited (From 1st August, 2007)	
29	Gapoil Zanzibar Limited (From 1st August, 2007)	
30	Gulf Africa Petroleum Corporation (Mauritius) (From 1st August, 2007)	
31	Transenergy Kenya Limited (From 1st August, 2007)	
32	Reliance Retail Travel & Forex Services Limited (From 7th September, 2007)	
33	Reliance Brands Limited (From 12th October, 2007)	
34	Reliance Footprint Limited (From 12th October, 2007)	
35	Reliance Trends Limited (From 12th October, 2007)	
36	Reliance Wellness Limited (From 12th October, 2007)	
37	Reliance Lifestyle Holdings Limited (From 23rd November, 2007)	
38	Reliance Universal Ventures Limited (From 23rd November, 2007)	

SCHEDULE 'O' (Contd.)

Sr. No.	Name of the Related Party	Relationship
39	Delight Proteins Limited (From 27th November, 2007)	Subsidiary Companies (Control exists)
40	Reliance Autozone Limited (From 27th November, 2007)	
41	Reliance F & B Services Limited (From 27th November, 2007)	
42	Reliance Gems and Jewels Limited (From 27th November, 2007)	
43	Reliance Integrated Agri Solutions Limited (From 27th November, 2007)	
44	Strategic Manpower Solutions Limited (From 27th November, 2007)	
45	Reliance Agri Products Distribution Limited (From 28th November, 2007)	
46	Reliance Digital Media Limited (From 28th November, 2007)	
47	Reliance Food Processing Solutions Limited (From 28th November, 2007)	
48	Reliance Home Store Limited (From 28th November, 2007)	
49	Reliance Leisures Limited (From 28th November, 2007)	
50	Reliance Loyalty & Analytics Limited (From 28th November, 2007)	
51	Reliance Retail Securities and Broking Company Limited (From 28th November, 2007)	
52	Reliance Supply Chain Solutions Limited (From 28th November, 2007)	
53	Reliance Trade Services Centre Limited (From 28th November, 2007)	
54	Advantage Retail Private Limited (From 27th December, 2007)	
55	Reliance International Exploration and Production, INC (From 15th January, 2008)	
56	Peninsula Land Kenya Limited (From 15th March, 2008)	
57	Abcus Retail Private Limited (From 17th March, 2008)	
58	Bigdeal Retail Private Limited (From 17th March, 2008)	
59	Reliance Neutraceuticals Private Limited (From 27th March, 2008)*	
60	Reliance Petroinvestments Limited (From 27th March, 2008)*	
61	Reliance Pharmaceuticals (India) Private Limited (From 27th March, 2008)*	
62	Wavely Investments Limited (From 31st March, 2008)	
63	Reliance Industrial Infrastructure Limited	Associates
64	Reliance Europe Limited	
65	Reliance Utilities and Power Limited	
66	Reliance Ports and Terminals Limited	
67	Reliance LNG Limited	
68	Reliance Gas Transportation Infrastructure Limited	
69	Gujarat Chemical Port Terminal Company Limited	
70	Indian Vaccines Corporation Limited	
71	Reliance Utilities Limited	
72	Shri Mukesh D. Ambani	Key Managerial Personnel
73	Shri Nikhil R. Meswani	
74	Shri Hital R. Meswani	
75	Shri H.S. Kohli	
76	Dhirubhai Ambani Foundation	Enterprises over which Key Managerial Personnel are able to exercise significant influence
77	Jamnaben Hirachand Ambani Foundation	
78	Hirachand Govardhandas Ambani Public Charitable Trust	
79	HNH Trust and HNH Research Society	
80	Jamnaben Hirachand Ambani Education Trust	

*Earlier an associate company, became a subsidiary during the year.

SCHEDULE 'O' (Contd.)

(ii) Transactions during the year with related parties

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
A)	**Fixed Assets / Capital Work in Progress**					
	Assets Purchased during the year	**146.87**	**71.58**	-	-	**218.45**
		(15.46)	(34.76)	-	-	(50.22)
	Sales of Fixed Asset	**0.42**	-	-	-	**0.42**
		(296.57)	(0.02)	-	-	(296.59)
B)	**Investments**					
	Balance as at 1st April, 2007	**14,000.51**	**51.56**	-	-	**14,052.07**
		(3,804.73)	(20.53)	-	-	(3,825.26)
	Upon Amalgamation	-	-	-	-	-
		-	(125.08)	-	-	(125.08)
	Purchased / adjusted during the year	**5,575.90**	-	-	-	**5,575.90**
		(11,545.78)	-	-	-	(11,545.78)
	Sold / redemption during the year	**450.00**	-	-	-	**450.00**
		-	(0.55)	-	-	(0.55)
	Diminution in the value of Investment	-	-	-	-	-
		-	(93.50)	-	-	(93.50)
	Balance as at 31st March, 2008	**18,710.34**	**51.28**	-	-	**18,761.62**
		(14,000.51)	(51.56)	-	-	(14,052.07)
C)	**Premium Accrued on Investment in Preference Shares**	**0.22**	-	-	-	**0.22**
		(0.17)	-	-	-	(0.17)
D)	**Sundry Debtors as at 31st March, 2008**	**917.14**	**15.26**	-	-	**932.40**
		(21.31)	(16.58)	-	-	(37.89)
E)	**Loans & Advances**					
	Balance as at 1st April, 2007	**6,313.34**	**3,136.91**	-	-	**9,450.25**
		(4,534.95)	(1,135.00)	-	-	(5,669.95)
	Upon Amalgamation	-	-	-	-	-
		(1,025.95)	(1.91)	-	-	(1,027.86)
	Given during the year	**9,230.84**	**24.05**	-	-	**9,254.89**
		(12,603.47)	(2,000.00)	-	-	(14,603.47)
	Returned during the year	**9,233.17**	**0.95**	-	-	**9,234.12**
		(11,851.03)	-	-	-	(11,851.03)
	Balance as at 31st March, 2008	**6,311.01**	**3,160.01**	-	-	**9,471.02**
		(6,313.34)	(3,136.91)	-	-	(9,450.25)
F)	**Sundry Creditors**					
	Balance as at 31st March, 2008	**30.35**	**149.80**	-	-	**180.15**
		(4.54)	(156.37)	-	-	(160.91)

SCHEDULE 'O' (Contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Subsidiaries	Associates	Key Managerial Personnel	Others	Total
G)	**Turnover**	**1,212.44**	**30.10**	-	-	**1,242.54**
		(457.58)	(197.91)	-	-	(655.49)
H)	**Other Income**	**287.20**	**12.59**	-	-	**299.79**
		(177.55)	(16.06)	-	-	(193.61)
I)	**Purchases**	**501.92**	-	-	-	**501.92**
		(3.62)	-	-	-	(3.62)
J)	**Expenditure**					
	Electric Power, Fuel and Water	-	**318.81**	-	-	**318.81**
		-	(318.37)	-	-	(318.37)
	Rent	-	**84.00**	-	-	**84.00**
		-	(84.00)	-	-	(84.00)
	Professional Fees	-	**14.92**	-	-	**14.92**
		-	(16.93)	-	-	(16.93)
	Charter Hire Charges	-	**8.88**	-	-	**8.88**
		-	(8.86)	-	-	(8.86)
	Hire Charges	-	**83.48**	-	-	**83.48**
		-	(161.81)	-	-	(161.81)
	Donations	-	-	-	**82.21**	**82.21**
		-	-	-	(13.19)	(13.19)
	Warehousing and Distribution Charges	-	**958.52**	-	-	**958.52**
		-	(871.89)	-	-	(871.89)
	Product Handling charges	-	**93.36**	-	-	**93.36**
		-	(91.46)	-	-	(91.46)
	Manpower Services	**260.38**	-	-	-	**260.38**
		(141.63)	-	-	-	(141.63)
	General expenses	**1.00**	**10.11**	-	-	**11.11**
		(1.03)	(10.01)	-	-	(11.04)
	Payment to Key Managerial Personnel	-	-	**67.53**	-	**67.53**
		-	-	(47.14)	-	(47.14)
K)	**Guarantees Issued**					
	Financial Guarantees	**7,448.56**	**360.02**	-	-	**7,808.58**
		(9,494.09)	(130.94)	-	-	(9,625.03)
	Performance Guarantees	**137.74**	**137.68**	-	-	**275.42**
		(71.47)	(21.07)	-	-	(92.54)

Note : Figures in bracket represents previous year's amount.

SCHEDULE 'O' (Contd.)

Disclosure in Respect of Material Related Party Transactions during the year:

1. Fixed Asset purchased include from Reliance Jamnagar Infrastructure Limited Rs. 138.28 crore (Previous Year Rs. NIL); Reliance Europe Limited Rs. 1.39 crore (Previous Year Rs. 11.13 crore); Reliance Ports and Terminals Limited Rs. 70.19 crore (Previous Year Rs. NIL); Reliance Retail Limited Rs. 8.57 crore (Previous Year Rs. 1.71 crore). Reliance Petroleum Limited Rs. NIL (Previous Year Rs. 13.75 crore); Reliance Industrial Infrastructure Limited Rs. NIL (Previous Year Rs. 23.63 crore). Fixed Assets sold to Reliance Petroleum Limited Rs. 0.42 crore (Previous Year Rs. 0.91 crore); Reliance Exploration & Production DMCC Rs. NIL (Previous Year Rs. 295.66 crore).

2. Purchase of Investments include subscription to equity shares of Reliance Ventures Limited Rs. 749.00 crore (Previous Year Rs. 1,600.03 crore); Reliance Industries (Middle East) DMCC Rs. 39.64 crore (Previous Year Rs. NIL); RIL (Australia) Pty Limited Rs. 17.46 crore (Previous Year Rs. NIL); Reliance Exploration & Production DMCC Rs. NIL (Previous Year Rs. 210.84 crore); Reliance Jamnagar Infrastructure Limited Rs. NIL (Previous Year Rs. 99.95 crore); Reliance Petroleum Limited Rs. NIL (Previous Year Rs. 5,400.00 crore); Reliance Retail Limited Rs. NIL (Previous Year Rs. 3,784.95 crore). Subscription to Preference Shares of Reliance Strategic Investments Limited Rs. 4,216.92 crore (Previous Year Rs. 450.00 crore); Reliance Exploration & Production DMCC Rs. 552.65 crore (Previous Year Rs. NIL). Sale / redemption of investments include redemption of preference shares of Reliance Strategic Investments Limited Rs. 450.00 crore (Previous Year Rs. NIL); diminution in value of investment recognised Rs. NIL (Previous Year Rs. 90.00 crore) in Gujarat Chemical Port Terminal Company Limited and Rs. NIL (Previous Year Rs. 3.50 crore) in Indian Vaccines Corporation Limited.

3. Premium receivable on preference shares include from Reliance Venture Limited Rs. 0.22 crore (Previous Year Rs. 0.17 crore). Sundry Debtors balances include from Reliance Retail Limited Rs. 419.41 crore (Previous Year Rs. NIL); Reliance Dairy Foods Limited Rs. 15.63 crore (Previous Year Rs. NIL); Reliance Industries (Middle East) DMCC Rs. 249.15 crore (Previous Year Rs. NIL); Gapco Kenya Limited Rs. 153.30 crore (Previous Year Rs. NIL); Reliance Petroleum Limited Rs 52.66 crore (Previous Year Rs. 21.28 crore); Reliance Jamnagar Infrastructure Limited Rs. 2.67 crore (Previous Year Rs. 0.03 crore); Reliance Ports and Terminals Limited Rs. 4.24 crore (Previous Year Rs. 5.36 crore); Reliance Netherland B.V. (including Trevira GmbH) Rs. 24.32 crore (Previous Year Rs. 8.20 crore); Reliance Utilities Limited Rs. 10.98 crore (Previous Year Rs. NIL); Reliance Industrial Infrastructure Limited Rs. NIL (Previous Year Rs. 2.99 crore).

4. Loans and Advances given include to Reliance Strategic Investments Limited Rs. 2,120.99 crore (Previous Year Rs. 6,791.36 crore); Reliance Venture Limited Rs. 2,060.10 crore (Previous Year Rs. 4,539.99 crore); Reliance Industrial Investments and Holdings Limited Rs. 2,778.57 crore (Previous Year Rs. 37.30 crore); Reliance Netherland B.V. (including Trevira GmbH) Rs. 148.39 crore (Previous Year Rs. 451.28 crore); Reliance Jamnagar Infrastructure Limited Rs. 1,319.00 crore (Previous Year Rs. 655.00 crore); Reliance Exploration and Production DMCC Rs. 113.91 crore (Previous Year Rs. 114.57 crore); Reliance Industries (Middle East) DMCC Rs. 606.53 crore (Previous Year Rs. 9.04 crore); Reliance Retail Limited Rs. 23.20 crore (Previous Year Rs. 0.50 crore); Recron (Malaysia) Sdn Bhd Rs. 42.11 crore ; Gujarat Chemical Port Terminal Company Limited Rs. 22.25 crore (Previous Year Rs. NIL); Reliance Dairy Foods Limited Rs. NIL (Previous Year Rs. 4.43 crore). Deposits given to Reliance Gas Transportation Infrastructure Limited Rs. NIL (Previous Year Rs. 2,000.00 crore). Loans and Advances repaid includes from Reliance Strategic Investments Limited Rs. 3,757.80 crore (Previous Year Rs. 6,166.45 crore); Reliance Venture Limited Rs. 4,550.00 crore (Previous Year Rs. 5,099.95 crore); Reliance Industrial Investments and Holdings Limited Rs. 259.11 crore (Previous Year Rs. 108.35 crore); Reliance Exploration and Production DMCC Rs. 229.60 crore (Previous Year Rs. NIL); Reliance Jamnagar Infrastructure Limited Rs. 355.00 crore (Previous Year Rs. NIL); Reliance Industries (Middle East) DMCC Rs. 60.34 crore (Previous Year Rs. NIL); Reliance Netherland B.V. (including Trevira GmbH) Rs. NIL (Previous Year Rs. 451.28 crore). Balances outstanding at year end include Reliance Ventures Limited Rs. 1,001.49 crore (Previous Year Rs. 3,491.39 crore); Reliance Strategic Investments Limited Rs. 14.05 crore (Previous Year Rs. 1,650.86 crore); Reliance Jamnagar Infrastructure Limited Rs. 1,619.00 crore (Previous year Rs. 655.00 crore); Reliance Industrial Investments and Holdings Limited Rs. 2,907.02 crore (Previous Year Rs. 387.55 crore); Reliance Retail Limited Rs. 23.20 crore (Previous Year Rs. 0.50 crore); Recron (Malaysia) Sdn Bhd Rs. 42.11 crore; Gujarat Chemical Port Terminal Company Limited Rs. 22.25 crore (Previous Year Rs. NIL); Reliance Industries (Middle East) DMCC Rs. 555.23 crore (Previous Year Rs. 9.04 crore); Reliance Netherland B.V. (including Trevira GmbH) Rs. 148.70 crore (Previous Year Rs. NIL); Reliance Exploration and Production DMCC Rs. NIL (Previous Year Rs. 114.57 crore); Reliance Gas Transportation Infrastructure Limited Rs. 2,000.00 crore (Previous Year Rs. 2,000.00 crore); Reliance Ports and Terminals Limited Rs. 900.00 crore (Previous Year Rs. 900.00 crore); Reliance Utilities and Power Limited Rs. 200.00 crore (Previous Year Rs. 200.00 crore); Reliance Industrial Infrastructure Limited Rs. 35.00 crore (Previous Year Rs. 35.00 crore); Reliance Dairy Foods Limited Rs. NIL (Previous Year Rs. 4.43 crore).

SCHEDULE 'O' (Contd.)

5. Sundry Creditors balances include Reliance Ports and Terminals Limited Rs. 99.91 crore (Previous Year Rs. 103.52 crore); Gujarat Chemical Port Terminal Company Limited Rs. 21.25 crore (Previous Year Rs. 13.36 crore); Reliance Utilities and Power Limited Rs. 23.85 crore (Previous Year Rs. 32.26 crore); Reliance Europe Limited Rs. 3.75 crore (Previous Year Rs. 4.09 crore); Reliance Petroleum Limited Rs. 5.65 crore (Previous Year Rs. 2.69 crore); Reliance Global Management Services Private Limited Rs. 20.74 crore (Previous Year Rs. NIL); Reliance Retail Limited Rs. 3.60 crore (Previous Year Rs. 1.85 crore).

6. Turnover include to Reliance Petroleum Limited Rs. 440.33 crore (Previous Year Rs. 209.98 crore); Reliance Industries (Middle East) DMCC Rs. 358.69 crore (Previous Year Rs. NIL); Gapco Kenya Limited Rs. 154.56 crore; Reliance Jamnagar Infrastructure Limited Rs. 12.65 crore (Previous Year Rs. 12.70 crore); Reliance Gas Transportation Infrastructure Limited Rs. 10.63 crore (Previous Year Rs. 194.85 crore); Reliance Retail Limited Rs. 149.26 crore (Previous Year Rs. 207.38 crore); Reliance Dairy Foods Limited Rs. 12.14 crore (Previous Year Rs. NIL); Reliance Ports and Terminals Limited Rs. 2.37 crore (Previous Year Rs. NIL); Reliance Utilities Limited Rs. 17.10 crore (Previous Year Rs. NIL); and to Reliance Netherland B.V. (including Trevira GmbH) Rs. 84.81 crore (Previous Year Rs. 27.52 crore).

7. Other Income include Dividend received from Reliance Industrial Infrastructure Limited Rs. NIL (Previous Year Rs. 4.89 crore); Interest received from Reliance Strategic Investment Limited Rs. 11.29 crore (Previous Year Rs. 136.32 crore); Reliance Venture Limited Rs. 213.02 crore (Previous Year Rs. 39.94 crore); Reliance Industrial Investments and Holdings Limited Rs. 24.75 crore (Previous Year Rs. NIL); Reliance Exploration and Production DMCC Rs. 16.40 crore (Previous Year Rs. NIL); Reliance Industries (Middle East) DMCC Rs. 14.80 crore (Previous Year Rs. NIL); Reliance Netherland B.V. (including Trevira GmbH) Rs. 2.35 crore (Previous Year Rs. NIL); Reliance Jamnagar Infrastructure Limited Rs. 1.59 crore (Previous Year Rs. 0.96 crore); Reliance Industrial Infrastructure Limited Rs. 2.45 crore (Previous Year Rs. 2.45 crore). Miscellaneous income from Reliance Ports and Terminals Limited Rs. 8.56 crore (Previous Year Rs. 8.54 crore). Guarantee Commission from Recron (Malaysia) Sdn Bhd Rs. 1.57 crore (Previous Year Rs. NIL); Reliance Europe Limited Rs. 1.22 crore (Previous Year Rs. NIL); Reliance Netherland B.V. (including Trevira GmbH) Rs. 0.31 crore (Previous Year Rs. NIL).

8. Purchases from Reliance Petroleum Limited Rs. 315.53 crore (Previous Year Rs. 2.72 crore); Reliance Industrial Investments and Holdings Limited Rs. 184.68 crore (Previous Year Rs. NIL); Reliance Jamnagar Infrastructure Limited Rs. 1.71 crore (Previous Year Rs. 0.17 crore). Expenditure includes Electricity, Power, Fuel and Water charges paid to Reliance Utilities and Power Limited Rs. 318.81 crore (Previous Year Rs. 318.37 crore). Rent paid to Reliance Ports and Terminals Limited Rs. 84.00 crore (Previous Year Rs. 84.00 crore). Professional Fees paid to Reliance Europe Limited Rs. 14.92 crore (Previous Year Rs. 16.93 crore). Charter Hire Charges paid to Reliance Europe Limited Rs. 8.88 crore (Previous Year Rs. 8.86 crore). Hire Charges paid to Gujarat Chemical Port Terminal Company Limited Rs. 62.13 crore (Previous Year Rs. 97.55 crore); Reliance Industrial Infrastructure Limited Rs. 21.35 crore (Previous Year Rs.14.26 crore) and Reliance Ports and Terminals Limited Rs. NIL (Previous Year Rs. 50.00 crore). Donation to Dhirubhai Ambani Foundation Rs. 14.55 crore (Previous Year 8.28 crore); Jamnaben Hirachand Ambani Foundation Rs. 66.06 crore (Previous Year Rs. 3.69 crore). Warehousing and Distribution Charges includes to Reliance Ports and Terminals Limited Rs. 957.46 crore (Previous Year Rs. 871.68 crore). Product Handling Charges paid to Reliance Ports and Terminals Rs. 93.36 crore (Previous Year Rs. 91.46 crore). Manpower Services charges to Reliance Global Management Services Private Limited Rs. 260.38 crore (Previous Year Rs. 141.63 crore). General expenses includes to Reliance Industrial Infrastructure Limited Rs. 10.11 crore (Previous Year Rs. 10.01 crore). Payment to Key Managerial Personnel includes to Shri Mukesh D. Ambani Rs. 44.02 crore (Previous Year Rs. 30.46 crore); Shri Nikhil R. Meswani Rs. 11.13 crore (Previous Year Rs.7.77 crore); Shri Hital R. Meswani Rs. 11.12 crore (Previous Year Rs. 7.76 crore) and Shri H.S. Kohli Rs. 1.26 crore (PreviousYear Rs.1.15 crore).

9. Financial guarantees include in respect of Reliance Petroleum Limited Rs. 5,773.29 crore (Previous Year Rs. 9,030.99 crore); Reliance Netherland B.V. (including Trevira GmbH) Rs. 1,434.55 crore (Previous Year Rs. 376.16 crore); Reliance Industries (Middle East) DMCC Rs. 240.72 crore (Previous Year Rs. 86.94 crore); Gujarat Chemical Port Terminal Company Limited Rs. 19.00 crore (Previous Year Rs. 44.00 crore) and Reliance Europe Limited Rs. 341.02 crore (Previous Year Rs. 86.94 crore). Performance Guarantee include in respect of Reliance Jamnagar Infrastructure Limited Rs. 136.98 crore (Previous Year Rs. 71.46 crore); Reliance Gas Transportation Infrastructure Limited Rs. 61.49 crore (Previous Year Rs. 10.00 crore); Reliance Ports and Terminals Limited Rs. 71.95 crore (Previous Year Rs. 7.03 crore); Reliance Industrial Infrastructure Limited Rs. 4.04 crore (Previous Year Rs. 4.04 crore). In respect of major subsidiary Reliance Petroleum Limited, the Company supports the project implementation through co-ordination with major project vendors including supervision of their performance.

SCHEDULE 'O' (Contd.)

16. **Loans and Advances in the nature of Loans given to Subsidiaries and Associates etc:**

A) **Loans and Advances in the nature of Loans**

(Rs. in crore)

Sr. No.	Name of the Company		As at 31st March, 2008	As at 31st March, 2007	Maximum Balance during the year
1.	Reliance Industrial Investments & Holdings Limited*	Subsidiary	**2,887.87**	387.55	2,887.87
2.	Reliance Ventures Limited	Subsidiary	**836.74**	3,465.28	4,131.57
3.	Reliance Strategic Investments Limited	Subsidiary	**8.37**	1,550.00	2,956.10
4.	Reliance Industries (Middle East) DMCC	Subsidiary	**540.44**	9.04	543.97
5.	Reliance Exploration & Production DMCC	Subsidiary	-	114.57	560.32
6.	Reliance Jamnagar Infrastructure Limited	Subsidiary	**1,619.00**	655.00	1,951.00
7.	Reliance Netherland B.V.	Subsidiary	**146.03**	-	146.03
8.	Indian Vaccines Corporation Limited	Associate	**0.96**	0.96	0.96
9.	Gujarat Chemical Port Terminal Company Limited	Associate	**19.00**	-	19.00

* Excluding Debentures of Rs. 721.48 crore (Previous Year Rs. 721.48 crore)

Notes:

(a) Loans and Advances shown above, to subsidiaries fall under the category of Loans & Advances in nature of Loans where there is no repayment schedule and are re-payable on demand.

(b) All the above loans and advances are interest bearing except for an amount of Rs. 2,387.87 crore to Reliance Industrial Investments & Holdings Limited, Rs. 1,595.00 crore to Reliance Jamnagar Infrastructure Limited and Rs.227.23 crore to Reliance Industries (Middle East) DMCC.

(c) Inter Company Deposits are not considered as they are repayable on demand and interest is charged at market rates.

(d) Loans to employees as per Company's policy are not considered.

B) (i) **Investment by the loanee in the shares of the company**

*None of the loanees and loanees of subsidiary companies have, per se, made investments in shares of the Company. These investments represent shares of the Company allotted as a result of amalgamation of erstwhile Reliance Petroleum Limited with the Company under the Scheme approved by the Hon'ble High Court of Bombay and Gujarat and subsequent inter se transfer of shares amongst them.

(Rs. in crore)

Sr. No.	Name of the Company	No. of Shares	Amount of Loan
1.	*Reliance Industrial Investments & Holdings Limited, sole beneficiaryof Petroleum Trust	10,46,60,155	3,609.34
2.	*Reliance Chemicals Private Limited	3,11,19,999	648.92
3.	*Reliance Aromatics & Petrochemicals Private Limited	29,71,000	527.12
4.	*Reliance Energy & Project Development Private Limited	10,29,000	647.52
5.	*Reliance Polyolefins Private Limited	3,05,97,462	328.95

SCHEDULE 'O' (Contd.)

(ii) Investment by Reliance Ventures Limited in subsidiaries

Sr. No.	Name of the Company	No. of Shares
1.	Reliance Netherland B.V.	90,000
2.	Reliance Haryana SEZ Limited	46,250
3.	Reliance Commercial Associates Limited	50,000

(iii) Investment by Reliance Strategic Investments Limited in subsidiaries

Sr. No.	Name of the Company	No. of Shares
1.	Reliance Neutraceuticals Private Limited	6,000
2.	Reliance Pharmaceuticals (India) Private Limited	7,000

(iv) Investment by Reliance Industries (Middle East) DMCC in subsidiaries

Sr. No.	Name of the Company	No. of Shares
1.	Gulf Africa Petroleum Corporation (Mauritius)	16,720

(v) Investment by Reliance Exploration & Production DMCC in subsidiaries

Sr. No.	Name of the Company	No. of Shares
1.	Reliance International Exploration & Production, INC	100
2.	Wavely Investments Limited	100

(vi) Investment by Reliance Netherland B.V. in subsidiaries

Sr. No.	Name of the Company	No. of Shares
1.	Recron (Malaysia) Sdn Bhd	25,00,000
2.	Peninsula Land Kenya Limited	82,108

17. (a) Disclosure of the Company's Interest in Oil and Gas Joint Ventures:

Sr. No.	Name of the Fields in the Joint Ventures	% Interest	Sr. No.	Name of the Fields in the Joint Ventures	% Interest
1.	Panna Mukta	30% (30%)	8.	CB - ON/1	40% (40%)
2.	Tapti	30% (30%)	9.	AS – ONN - 2000/1	90% (90%)
3.	NEC – OSN - 97/2	90% (90%)	10.	KG – DWN - 2001/1	90% (90%)
4.	KG – DWN - 98/3	90% (90%)	11.	NEC – DWN - 2002/1	90% (90%)
5.	GS – OSN - 2000/1	90% (90%)	12.	KG – DWN – 2003/1	90% (90%)
6.	GK - OSJ - 3	60% (60%)	13.	MN – DWN – 2003/1	85% (85%)
7.	GK - OS - 5	40% (40%)			

Figures in bracket represents Previous Year's percentage(%) interest.

SCHEDULE 'O' (Contd.)

(b) Net Quantities of Company's interest (on gross basis) in proved reserves and proved developed reserves within India:

	Proved Reserves (Million MT)		Proved Developed Reserves (Million MT)	
	2007-08	2006-07	**2007-08**	2006-07
Oil:				
Beginning of the year	**12.47**	6.71	**4.21**	3.64
Additions	**-**	6.33	**0.04**	1.14
Deletion	**0.16**	-	**-**	-
Production	**0.67**	0.57	**0.67**	0.57
Closing balance for the year	**11.64**	12.47	**3.58**	4.21

	Proved Reserves (Million M3*)		Proved Developed Reserves (Million M3*)	
	2007-08	2006-07	**2007-08**	2006-07
Gas:				
Beginning of the year	**2,22,145**	1,78,671	**16,776**	13,353
Additions	**1,705**	44,684	**1,728**	4,633
Deletion	**-**	-	**-**	-
Production	**1,662**	1,210	**1,662**	1,210
Closing balance for the year	**2,22,188**	2,22,145	**16,842**	16,776

* 1 cubic meter (M^3)= 35.315 cubic feet and 1 cubic feet = 1000 BTU

18. As per Accounting Standards (AS) 17 "Segment Reporting", segment information has been provided in the Notes to Consolidated Financial Statements.

19. ADDITIONAL INFORMATION

(Rs. in crore)

	As at 31st March, 2008	As at 31st March, 2007
(A) Estimated amount of contracts remaining to be executed on capital accounts and not provided for:		
(i) In respect of joint ventures	**9,889.25**	12,741.80
(ii) In respect of others	**12,682.82**	14,851.98
(B) Uncalled liability on partly paid shares	**5,490.00**	5,490.00

SCHEDULE 'O' (Contd.)

(Rs. in crore)

	As at 31st March, 2008	As at 31st March, 2007
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	**79.26**	36.40
(b) In respect of others	**2,456.91**	2,932.10
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	-	-
(b) In respect of others*	**7,817.26**	9,648.08
* Includes Rs. 5,773.30 crore (Previous Year Rs. 7,292.19 crore) utilised out of total guarantee of Rs. 11,300.00 crore issued on behalf of Reliance Petroleum Limited.		
(iii) Liability in respect of bills discounted with Banks (Including third party bills discounting)		
(a) In respect of joint ventures	-	-
(b) In respect of others	**501.63**	2,460.93
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	**43.22**	46.83
(b) In respect of others	**781.63**	1,086.08
(v) Performance Guarantees		
(a) In respect of joint ventures	-	-
(b) In respect of others	**275.44**	92.54
(vi) Sales tax deferral liability assigned	**5,441.80**	5,931.48

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2006-07. The disputed demand outstanding up to the said Assessment Year is Rs. 1,421.54 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and accordingly no provision has been made.

SCHEDULE 'O' (Contd.)

20. LICENSED AND INSTALLED CAPACITY

(As certified by the Management)

				Licensed Capacity As at 31st March,		Installed Capacity As at 31st March,	
			UNIT	**2008**	2007	**2008**	2007
A		Refining of Crude Oil	Mill. MT	**N.A.**	N.A.	**33**	33
B	i	Ethylene	MT	**N.A.**	N.A.	**1,883,400**	1,580,000
	ii	Propylene	MT	**N.A.**	N.A.	**759,740**	600,460
	iii	Benzene	MT	**N.A.**	N.A.	**730,000**	730,000
	iv	Toluene	MT	**N.A.**	N.A.	**197,000**	197,000
	v	Xylene	MT	**N.A.**	N.A.	**165,000**	165,000
	vi	Hydro Cynic Acid	MT	**3,600**	3,600	**3,600**	3,600
	vii	Ethane Propane Mix	MT	**N.A.**	N.A.	**450,000**	450,000
	viii	Caustic Soda Lye / Flakes	MT	**N.A.**	N.A.	**165,825**	165,825
	ix	Chlorine	MT	**N.A.**	N.A.	**105,000**	105,000
	x	Acrylonitrile	MT	**N.A.**	N.A.	**41,000**	30,000
	xi	Linear Alkyl Benzene	MT	**N.A.**	N.A.	**182,338**	158,500
	xii	Butadine & Other C4s	MT	**N.A.**	N.A.	**419,000**	419,000
	xiii	Other Chemicals	MT	**N.A.**	N.A.	**656,150**	656,150
C	i	Paraxylene	MT	**N.A.**	N.A.	**1,904,600**	1,904,600
	ii	Orthoxylene	MT	**N.A.**	N.A.	**467,900**	467,900
	iii	Toluole	MT	**N.A.**	N.A.	**180,000**	180,000
D		Poly Vinyl Chloride	MT	**N.A.**	N.A.	**625,000**	625,000
E		High / Linear Low Density Poly Ethylene	MT	**N.A.**	N.A.	**1,055,000**	1,055,000
F		High Density Polyethylene Pipes	MT	**N.A.**	N.A.	**80,000**	80,000
G		Poly Butadiene Rubber	MT	**N.A.**	N.A.	**73,920**	50,000
H		Polypropylene	MT	**N.A.**	N.A.	**1,735,190**	1,735,190
I	i	Mono Ethylene Glycol	MT	**N.A.**	N.A.	**733,400**	733,400
	ii	Higher Ethylene Glycol	MT	**N.A.**	N.A.	**52,080**	52,080
	iii	Ethylene Oxide	MT	**N.A.**	N.A.	**91,000**	91,000
J		Purified Terephthalic Acid	MT	**N.A.**	N.A.	**2,050,000**	2,050,000
K		Polyester Filament Yarn / Polyester Chips	MT	**N.A.**	N.A.	**815,725+**	807,200+
L		Polyester Staple Fibre / Acrylic Fibre / Chips	MT	**N.A.**	N.A.	**741,612**	765,612
M		Poly Ethylene Terephthalate	MT	**N.A.**	N.A.	**290,000**	290,000
N		Polyester Staple Fibre Fill	MT	**N.A.**	N.A.	**42,000**	42,000
0		Man-made Fibre Spun Yarn on worsted system	Nos	**N.A.**	N.A.	**24,094**	24,094
P		Man-made fibre on cotton system (Spindles)	Nos	**N.A.**	N.A.	**23,040**	23,040
Q	i	Man-made Fabrics (Looms)	Nos	**N.A.**	N.A.	**309**	305
	ii	Knitting M/C	Nos	**22**	22	**20**	20

N.A. - Delicensed vide notification No 477(E) dated 27th, July 1991 and press note No 1 (1998 series) dated 8th June, 1998

\+ Includes 32,300 MT based on average denier of 40

SCHEDULE 'O' (Contd.)

21. (a) The Ministry of Corporate Affairs, Government of India vide its Order No. 46/21/2008/-CL-III dated 21st April, 2008 issued under Section 211(4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the profit and loss account under paras 3(i)(a), 3(ii)(a) (I) & (2), 3(ii)(b) of Part II, Schedule VI to the Companies Act,1956.

(b) The Ministry of Corporate Affairs, Government of India vide its Order No. 47/108/2008/-CL-III dated 16th April, 2008 has granted approval that the requirement to attach various documents in respect of subsidiary companies, as set out in sub-section (1) of Section 212 of the Companies Act, 1956, shall not apply to the Company. As per the Order, financial information of each subsidiary company is attached.

22. PRODUCTION MEANT FOR SALE :

Products	**Unit**	**2007-08**	2006-07
Crude Oil	MT	**642,596**	548,058
Gas	BBTU	**40,884**	28,485
Petroleum Products	'000 MT	**29,532**	27,112
Ethylene	MT	**52,546**	13,286
Propylene	MT	**11,687**	513
Benzene	MT	**594,291**	603,213
Toluene	MT	**109,499**	94,825
Xylene	MT	**70,141**	53,973
Caustic Soda Lye / Flakes	MT	**137,968**	126,311
Acrylonitrile	MT	**39,005**	30,382
Linear Alkyl Benzene	MT	**172,637**	169,112
Butadiene	MT	**108,409**	83,711
Paraxylene	MT	**744,481**	559,050
Orthoxylene	MT	**268,789**	430,851
Poly Vinyl Chloride	MT	**579,817**	567,761
Polyethylene	MT	**1,085,224**	999,226
High Density Polyethylene Pipes	Mtrs. in Lacs	**56**	63
Poly Butadiene Rubber	MT	**74,404**	74,101
Polypropylene	MT	**1,712,124**	1,641,290
Ethylene Glycol	MT	**476,568**	424,582
Purified Terephthalic Acid	MT	**804,649**	524,702
Polyester Filament Yarn	MT	**753,340**	597,254
Polyester Staple Fibre	MT	**637,857**	508,241
Man-made Fibre Spun Yarn	MT	**1,186**	9,682
Poly Ethylene Terephthalate	MT	**244,835**	255,985
Polyester Staple Fibre Fill	MT	**42,304**	42,797
Fabrics	Mtrs. in Lacs	**215**	233
Normal Paraffin	MT	**25,650**	5,759
Others	MT	**330,289**	139,664

SCHEDULE 'O' (Contd.)

23. Financial and Derivative Instruments

a) Derivative contracts entered into by the Company and outstanding as on 31st March, 2008

(i) For Hedging Currency and Interest Rate Related Risks :

Nominal amounts of derivative contracts entered into by the Company and outstanding as at 31st March, 2008 amount to Rs. 30,129.40 crore (Previous Year Rs. 15,383.09 crore). Category wise break up is given below :

(Rs. in crore)

Sr.No.	Particulars	As at 31st March, 2008	As at 31st March, 2007
1	Interest Rate Swaps (net)	**10,201.64**	5,614.74
2	Currency Swaps	**643.48**	1,064.49
3	Options (net)	**975.20**	2,939.76
4	Forward Contracts (net)	**18,309.08**	5,764.10

(ii) For Hedging Commodity Related Risks :

Category wise break up is given below

(in Kbbl)

		As at 31st March, 2008		As at 31st March, 2007	
Sr.No.	Particulars	Petroleum product sales	Crude oil purchases	Petroleum product sales	Crude oil purchases
1	Net forward swaps	**236**	**3,457**	144	725
2	Futures	-	**1,470**	19	1,724
3	Spreads	**475**	**6,345**	1,950	8,100
4	Margin hedging	**15,820**	-	36,750	-
5	Net Options	**18,725**	**1,575**	13,800	5,350

b) In accordance with principles of prudence and other applicable guidelines as per Accounting Standards notified by the Companies (Accounting Standards) Rules, 2006 read with Schedule VI of the Companies Act, 1956 the Company has charged an amount of Rs. 43.78 crore to the profit and loss account in respect of derivative contracts outstanding as at 31st March, 2008.

c) Foreign currency exposure that are not hedged by derivative instruments or Forward Contracts as at 31st March, 2008 amount to Rs. 23,561.76 crore (Previous Year Rs. 14,367.34 crore).

24. VALUE OF IMPORTS ON CIF BASIS IN RESPECT OF

(Rs. in crore)

	2007-08	2006-07
Raw Materials and Traded Goods	**90,619.95**	73,711.35
Stores, Chemicals and Packing Materials	**963.87**	1,540.26
Capital goods	**3,404.98**	1,099.98

SCHEDULE 'O' (Contd.)

25. EXPENDITURE IN FOREIGN CURRENCY :

(Rs. in crore)

	2007-08	2006-07
Interest on foreign currency loans	**1,192.06**	704.34
Technical know-how and engineering fees	**7.36**	91.34
Capital Contracts	**68.00**	76.76
Oil and gas activity	**8,000.22**	2,874.83
Production Royalty	**12.72**	435.79
Professional fees	**155.01**	197.73
Distribution expenses	**515.22**	538.72
Other matters	**486.46**	467.11

26. VALUE OF RAW MATERIALS CONSUMED :

	2007-08		2006-07	
	Rs. in crore	**% of Consumption**	Rs. in crore	% of Consumption
Imported	**84,851.75**	**93.96**	72,293.11	94.04
Indigenous	**5,452.10**	**6.04**	4,578.55	5.96
	90,303.85	**100.00**	76,871.66	100.00

27. VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED

	2007-08		2006-07	
	Rs. in crore	**% of Consumption**	Rs. in crore	% of Consumption
Imported	**1,284.28**	**50.95**	1,052.14	50.13
Indigenous	**1,236.30**	**49.05**	1,046.57	49.87
	2,520.58	**100.00**	2,098.71	100.00

28. EARNINGS IN FOREIGN EXCHANGE

(Rs. in crore)

	2007-08	2006-07
FOB value of exports	**75,974.22**	58,531.32
Interest	**33.92**	0.66
Others	**2.62**	0.44

SCHEDULE 'O' (Contd.)

29. REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND

The Company has paid dividend in respect of shares held by Non Residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below :

(i) Final Dividend (2005-06)

(Rs. in crore)

	2007-08	2006-07
a) Number of Non Resident Shareholders	-	18,284
b) Number of Equity Shares held by them	-	28,99,95,096
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	-	289.99
(ii) Tax Deducted at Source	-	Nil
(iii) Year to which dividend relates	-	2005-2006

(ii) Interim Dividend (declared by erstwhile IPCL for 2005-06)

	2007-08	2006-07
a) Number of Non Resident Shareholders	-	1,492
b) Number of Equity Shares held by them	-	3,89,09,154
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	-	21.40
(ii) Tax Deducted at Source	-	Nil
(iii) Year to which dividend relates	-	2005-2006

(iii) Interim Dividend (2006-07)

	2007-08	2006-07
a) Number of Non Resident Shareholders	-	26,676
b) Number of Equity Shares held by them	-	31,06,12,225
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	-	326.91
(ii) Tax Deducted at Source	-	Nil
(iii) Year to which dividend relates	-	2006-2007

Note :

The amount of Interim dividend for the year 2006-07 includes Rs. 17.69 crore paid to 8,286 non-resident shareholders holding 2,94,95,360 shares of erstwhile IPCL.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
April 21, 2008

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
N.R. Meswani - Executive Director
H.R. Meswani - Executive Director
H.S. Kohli - Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details:

Registration No:	L17110MH1973PLC019786		
Balance Sheet Date:	31.03.2008	State Code:	11

II. Capital raised during the year (Amount in Rs. Crore):

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL
Conversion of Bonds:	NIL	Equity Share Warrants:	1682.40

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Crore):

Total Liabilities:	149838.91	Total Assets:	149838.91
Sources of Funds:			
Paid up Capital:	1453.39	Reserves & Surplus:	78312.81
Equity Share Warrants:	1682.40	Unsecured Loan:	29879.51
Secured Loans:	6600.17	Current Liabilities:	24038.09
Deferred Tax Liabilities:	7872.54		
Application of Funds:			
Net Fixed Assets:	84889.47	Investments:	22063.60
Current Assets:	42885.84		

IV. Performance of the Company (Amount in Rs. Crore):

Turnover:	139269.46	Total Expenditure:	114194.49
Net Turnover:	133443.00	Profit After tax:	19458.29
Profit Before Tax:	23010.14	Dividend: Rs. per share	13.00
Earning per share in Rs.	133.86		

V. Generic Names of principal services of the company:

Item Code No. (ITC Code):
27.10

Product Description:
BULK PETROLEUM PRODUCTS

Item Code No. (ITC Code):
390210.00

Product Description:
POLYPROPYLENE (PP)

Item Code No. (ITC Code):
390120.00

Product Description:
POLYETHYLENE

Financial Information of Subsidiary Companies

Rs. in crore

Sr. No.	Name of Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Invest-ments	Turnover/ Total Income	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Proposed Dividend	Country
1	Reliance Industrial Investments and Holdings Limited	INR	147.50	400.02	4,181.82	4,181.82	1,655.04	184.68	1.53	0.17	1.36	-	India
2	Reliance Ventures Limited	INR	2.79	2,362.68	3,416.32	3,416.32	390.83	217.58	4.51	0.50	4.01	0.01	India
3	Reliance Strategic Investments Limited	INR	3.53	4,361.21	4,395.42	4,395.42	488.45	37.03	25.18	1.45	23.73	-	India
4	Reliance Industries (Middle East) DMCC	INR	45.56	10.45	715.03	715.03	157.98	499.25	12.24	-	12.24	-	Dubai
		AED MN	42.45	9.74	666.23	666.23	147.20	465.18	1.14	-	1.14	-	
5	Reliance Petroleum Limited	INR	4,499.99	8,948.96	27,381.09	27,381.09	2,438.32	-	-	-	-	-	India
6	Reliance Jamnagar Infrastructure Limited	INR	100.00	0.00	2,221.58	2,221.58	23.45	254.90	0.05	0.04	0.01	-	India
7	Reliance Retail Limited	INR	4,051.00	(11.73)	4,854.87	4,854.87	22.10	1,486.15	(1.26)	(0.44)	(0.82)	-	India
8	Reliance Netherland B.V.	INR	0.58	9.39	12.35	12.35	2.32	6.84	5.39	-	5.39	-	Netherland
		EURO MN	0.10	1.62	2.13	2.13	0.40	1.18	0.93	-	0.93	-	
9	Reliance Haryana SEZ Limited	INR	0.05	0.06	2,520.71	2,520.71	-	0.51	0.55	0.49	0.06	-	India
10	Reliance Fresh Limited	INR	0.05	(27.46)	1,559.22	1,559.22	0.44	356.67	(28.64)	(8.32)	(20.32)	-	India
11	Retail Concepts & Services (India) Limited	INR	0.05	(27.04)	39.97	39.97	0.00	67.21	(24.56)	(8.44)	(16.12)	-	India
12	Reliance Retail Insurance Broking Limited	INR	2.00	(2.99)	3.79	3.79	0.29	0.90	(4.08)	(1.48)	(2.60)	-	India
13	Reliance Dairy Foods Limited	INR	0.05	(3.13)	39.00	39.00	0.21	65.77	(4.37)	(1.37)	(3.00)	-	India
14	Reliance Exploration & Production DMCC	INR	189.13	12.65	509.30	509.30	25.50	65.35	12.65	-	12.65	-	Dubai
		USD MN	47.99	3.21	129.21	129.21	6.47	16.58	3.21	-	3.21		
15	Reliance Retail Finance Limited	INR	2.02	100.03	103.81	103.81	102.56	1.98	(0.61)	(0.87)	0.26	-	India
16	RESQ Limited	INR	0.05	(0.02)	0.96	0.96	-	0.87	(0.02)	(0.01)	(0.01)	-	India
17	Reliance Global Management Services Private Limited	INR	0.25	0.10	51.21	51.21	-	230.66	1.41	0.84	0.57	-	India
18	Reliance Commercial Associates Limited	INR	0.05	(0.01)	0.04	0.04	-	-	(0.01)	-	(0.01)	-	India
19	Reliance Digital Retail Limited	INR	0.05	(2.82)	110.01	110.01	0.05	40.00	(4.12)	(1.30)	(2.82)	-	India
20	Reliance Financial Distribution and Advisory Services Limited	INR	0.05	(4.34)	3.30	3.30	-	0.63	(6.52)	(2.19)	(4.33)	-	India
21	RIL (Australia) Pty Limited	INR	18.35	(0.59)	19.27	19.27	-	0.12	(0.59)	-	(0.59)	-	Australia
		AUS $ MN	5.00	(0.16)	5.25	5.25	-	0.03	(0.16)	-	(0.16)	-	
22	Reliance Hypermart Limited	INR	0.05	(2.48)	1,265.77	1,265.77	49.40	29.09	(3.59)	(1.11)	(2.48)	-	India
23	Recron (Malaysia) Sdn Bhd	INR	1.72	(8.07)	1,320.11	1,320.11	-	235.91	(8.07)	-	(8.07)	-	Malaysia
		RM MN	1.44	(6.77)	1,107.71	1,107.71	-	197.95	(6.77)	-	(6.77)	-	

As on 31.12.2007: 1 Euro = Rs. 57.9825, 1 AED = Rs. 10.7325, 1 US $ = Rs. 39.415, 1 RM = Rs. 11.9175; Exchange Rate as on 31.3.2008: 1 US $ = Rs. 40.12, 1 Aus $ = Rs. 36.6975, 1 KES = Rs. 0.63835;

Financial Information of Subsidiary Companies (Contd.)

Rs. in crore

Sr. No.	Name of Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Invest-ments	Turnover/ Total Income	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Proposed Dividend	Country
24	Gapco Kenya Limited	INR	65.91	7.21	321.31	321.31	-	176.97	11.94	0.27	11.67	-	Kenya
		USD MN	16.72	1.83	81.52	81.52	-	44.90	3.03	0.07	2.96	-	
25	Gapco Rwanda SARL	INR	0.01	(4.77)	6.70	6.70	-	11.23	0.04	-	0.04	-	Rwanda
		USD MN	0.00	(1.21)	1.70	1.70	-	2.85	0.01	-	0.01	-	
26	Gapco Tanzania Limited	INR	80.95	(47.30)	304.44	304.44	-	57.23	11.75	2.72	9.03	-	Tanzania
		USD MN	20.54	(12.00)	77.24	77.24	-	14.52	2.98	0.69	2.29	-	
27	Gapco Uganda Limited	INR	19.87	36.85	78.24	78.24	-	66.49	(4.73)	0.63	(5.36)	-	Uganda
		USD MN	5.04	9.35	19.85	19.85	-	16.87	(1.20)	0.16	(1.36)	-	
28	Gapoil Tanzania Limited	INR	73.40	3.86	246.38	246.38	0.67	93.53	10.53	(1.86)	12.39	-	Tanzania
		USD MN	18.62	0.98	62.51	62.51	0.17	23.73	2.67	(0.47)	3.14	-	
29	Gapoil Zanzibar Limited	INR	1.73	(1.10)	7.49	7.49	-	0.04	0.01	-	0.01	-	Zanzibar
		USD MN	0.44	(0.28)	1.90	1.90	-	0.01	0.00	-	0.00	-	
30	Gulf African Petroleum Carporation (Mauritius)	INR	86.71	(6.98)	259.67	259.67	179.38	-	(19.87)	-	(19.87)	-	Mauritus
		USD MN	22.00	(1.77)	65.88	65.88	45.51	0.00	(5.04)	-	(5.04)		
31	Transenergy Kenya Limited	INR	7.45	(8.99)	2.40	2.40	-	0.71	0.95	0.39	0.56	-	Kenya
		USD MN	1.89	(2.28)	0.61	0.61	-	0.18	0.24	0.10	0.14	-	
32	Reliance Retail Travel & Forex Services Limited	INR	1.00	(0.27)	1.71	1.71	0.96	0.13	(0.43)	(0.16)	(0.27)	-	India
33	Reliance Brands Limited	INR	0.05	-	8.54	8.54	0.01	-	-	-	-	-	India
34	Reliance Footprint Limited	INR	0.05	(0.06)	27.52	27.52	-	4.76	(0.02)	0.04	(0.06)	-	India
35	Reliance Trends Limited	INR	0.05	(0.19)	23.99	23.99	-	0.23	(0.13)	0.06	(0.19)	-	India
36	Reliance Wellness Limited	INR	0.05	(0.09)	89.42	89.42	-	28.44	(0.05)	0.03	(0.08)	-	India
37	Reliance Lifestyle Holdings Limited	INR	0.05	(4.20)	9.58	9.58	0.10	0.00	(6.26)	(2.07)	(4.19)	-	India
38	Reliance Universal Ventures Limited	INR	0.05	(2.15)	8.84	8.84	1.15	0.07	(3.23)	(1.08)	(2.15)	-	India
39	Delight Proteins Limited	INR	0.05	(0.03)	6.24	6.24	-	0.49	(0.00)	0.01	(0.01)	-	India
40	Reliance Autozone Limited	INR	0.05	(0.03)	9.09	9.09	0.00	0.62	(0.01)	0.01	(0.02)	-	India
41	Reliance F&B Services Limited	INR	0.05	(0.03)	1.39	1.39	0.00	0.06	(0.00)	0.01	(0.01)	-	India
42	Reliance Gems and Jewels Limited	INR	0.05	(0.09)	4.14	4.14	-	0.00	(0.11)	(0.03)	(0.08)	-	India
43	Reliance Integrated Agri Solutions Limited	INR	0.05	(0.20)	25.31	25.31	-	0.07	(0.01)	0.19	(0.20)	-	India
44	Strategic Manpower Solutions Limited	INR	0.05	(2.35)	19.26	19.26	-	13.47	(3.49)	(1.14)	(2.35)	-	India
45	Reliance Agri Products Distribution Limited	INR	0.05	(0.03)	0.80	0.80	-	0.05	(0.05)	(0.02)	(0.03)	-	India
46	Reliance Digital Media Limited	INR	0.05	(0.32)	0.23	0.23	-	0.02	(0.48)	(0.16)	(0.32)	-	India

As on 31.12.2007: 1 Euro = Rs. 57.9825, 1 AED = Rs. 10.7325, 1 US $ = Rs. 39.415, 1 RM = Rs. 11.9175; Exchange Rate as on 31.3.2008: 1 US $ = Rs. 40.12, 1 Aus $ = Rs. 36.6975, 1 KES = Rs. 0.63835;

Financial Information of Subsidiary Companies (Contd.)

Rs. in crore

Sr. No.	Name of Subsidiary Company	Reporting Currency	Capital	Reserves	Total Assets	Total Liabilities	Invest-ments	Turnover/ Total Income	Profit Before Taxation	Provision for Taxation	Profit After Taxation	Proposed Dividend	Country
47	Reliance Food Processing Solutions Limited	INR	0.05	(0.08)	191.36	191.36	-	1.99	(0.12)	(0.04)	(0.08)	-	India
48	Reliance Home Store Limited	INR	0.05	(0.09)	37.14	37.14	-	22.01	(0.09)	-	(0.09)	-	India
49	Reliance Leisures Limited	INR	0.05	(0.06)	45.99	45.99	-	10.71	(0.09)	(0.03)	(0.06)	-	India
50	Reliance Loyalty & Analytics Limited	INR	0.05	(0.00)	0.05	0.05	-	-	(0.00)	0.00	(0.00)	-	India
51	Reliance Retail Securities and Broking Company Limited	INR	0.05	-	0.07	0.07	-	0.02	-	-	-	-	India
52	Reliance Supply Chain Solutions Limited	INR	0.05	(0.11)	290.95	290.95	-	24.87	(0.04)	0.07	(0.11)	-	India
53	Reliance Trade Services Centre Limited	INR	0.05	(0.01)	2.04	2.04	-	-	(0.00)	0.01	(0.01)	-	India
54	Advantage Retail Private Limited	INR	0.56	(11.71)	110.36	110.36	-	-	(5.01)	(4.96)	(0.05)	-	India
55	Reliance International Exploration and Production, INC	INR	0.00	-	2.01	2.01	-	-	-	-	-	-	USA
		USD MN	0.00	-	0.50	0.50	-	-	-	-	-	-	
56	Peninsula Land Kenya Limited	INR	148.87	(1.48)	147.44	147.44	76.00	0.00	(1.48)	-	(1.48)	-	Kenya
		KES MN	2,332.11	(23.13)	2,309.73	2,309.73	1,190.54	0.00	(23.13)	-	(23.13)	-	
57	Abcus Retail Private Limited	INR	0.05	(0.00)	0.06	0.06	-	-	(0.00)	(0.00)	(0.00)	-	India
58	Bigdeal Retail Private Limited	INR	0.05	(0.00)	0.06	0.06	-	-	(0.00)	(0.00)	(0.00)	-	India
59	Reliance Neutraceuticals Private Limited	INR	0.01	1.02	288.03	288.03	4.46	0.00	(0.01)	-	(0.01)	0.00	India
60	Reliance Petroinvestments Limited	INR	8.88	167.82	177.10	177.10	176.58	0.48	0.45	-	0.45	-	India
61	Reliance Pharmaceuticals (India) Private Limited	INR	0.01	1.02	288.03	288.03	4.48	0.00	(0.01)	-	(0.01)	0.00	India
62	Wavely Investments Limited	INR	0.00	-	0.00	0.00	-	-	-	-	-	-	Cyprus
		Euro MN	0.00	-	0.00	0.00	-	-	-	-	-	-	

As on 31.12.2007: 1 Euro = Rs. 57.9825, 1 AED = Rs. 10.7325, 1 US $ = Rs. 39.415, 1 RM = Rs. 11.9175; Exchange Rate as on 31.3.2008: 1 US $ = Rs. 40.12, 1 Aus $ = Rs. 36.6975, 1 KES = Rs. 0.63835;

Consolidated Financial Statements and Notes

Auditors' Report on Consolidated Financial Statements

To The Board of Directors
Reliance Industries Limited

We have audited the attached Consolidated Balance Sheet of Reliance Industries Limited (the Company) and its Subsidiaries (collectively referred to as "the Group") as at 31st March, 2008, and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management and have been prepared by the Management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. Financial statements / consolidated financial statements of subsidiaries, which reflect total assets of Rs. 49,640.69 crore as at 31st March, 2008, total revenue of Rs. 4,556.01 crore and cash flows amounting to Rs. 77.45 crore for the year then ended, have been audited by one or jointly by two of us or one of us with other and financial statements of two associates in which the share of profit of the Group is Rs. 8.83 crore have been audited by one of us.

2. We did not audit the financial statements of three subsidiaries, whose financial statements / consolidated financial statements reflect total assets of Rs. 879.42 crore as at 31st March, 2008 or 31st December, 2007 as the case may be, total revenue of Rs. 301.75 crore and cash flows amounting to Rs. (26.47) crore for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

3. We have relied on the unaudited financial statements of one subsidiary whose consolidated financial statements reflect total assets of Rs. 872.99 crore as at 31st December, 2007, total revenue of Rs. 745.66 crore and cash flows amounting to Rs. 41.46 crore for the year then ended and on the unaudited financial statements of three associates wherein the Group's share of profit aggregates to Rs. 6.13 crore (net). These unaudited financial statements as approved by the respective Board of Directors of these companies have been furnished to us by the Management and our report in so far as it relates to the amounts included in respect of the subsidiary and associates is based solely on such approved unaudited financial statements.

4. We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standards (AS) 21, Consolidated Financial Statements and Accounting Standards (AS) 23, Accounting for Investments in Associates in Consolidated Financial Statements notified by Companies (Accounting Standards) Rules, 2006.

5. Attention is invited to Note no.5 of Schedule "N" regarding accounting for foreign currency exchange differences on amounts borrowed for acquisition of fixed assets.

6. Based on our audit as aforesaid, and on consideration of reports of other auditors on the separate financial statements and on the other financial information of the components and accounts approved by the Board of Directors as explained in paragraph 3 above and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Consolidated Balance Sheet, of the State of Affairs of the Group as at 31st March, 2008;

   (ii) in the case of the Consolidated Profit and Loss Account, of the Profit of the Group for the year ended on that date; and

   (iii) in the case of the Consolidated Cash Flow Statement, of the Cash Flows of the Group for the year ended on that date.

For **Chaturvedi & Shah**	For **Deloitte Haskins & Sells**	For **Rajendra & Co.**
Chartered Accountants	Chartered Accountants	Chartered Accountants
D. Chaturvedi	**A. Siddharth**	**A. R. Shah**
Partner	**Partner**	**Partner**
Membership No.: 5611	Membership No.: 31467	Membership No.: 47166

Mumbai
April 21, 2008

Reliance Industries Limited
Consolidated Balance Sheet as at 31st March, 2008

(Rs. in crore)

	Schedule	As at 31st March, 2008		As at 31st March, 2007	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,453.39		1,393.21	
Equity Share Suspense		-		60.14	
Equity Share Warrants		1,682.40		-	
Reserves and Surplus	'B'	82,374.69		66,765.73	
			85,510.48		68,219.08
Minority Interest			4,088.58		3,422.01
Loan Funds					
Secured Loans	'C'	19,576.52		15,046.76	
Unsecured Loans	'D'	31,119.57		18,604.72	
			50,696.09		33,651.48
Deferred Tax Liability			7,798.34		6,990.53
TOTAL			1,48,093.49		1,12,283.10
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		1,09,180.19		1,03,302.76	
Less: Depreciation		45,119.08		38,480.20	
Net Block		64,061.11		64,822.56	
Capital Work -in -Progress		49,884.10		29,323.71	
			1,13,945.21		94,146.27
Investments					
In Associates		246.32		240.73	
In Others		9,276.53		5,027.28	
			9,522.85		5,268.01
Current Assets, Loans and Advances					
Current Assets	'F'				
Inventories		19,126.14		12,456.27	
Sundry Debtors		6,068.30		3,831.35	
Cash and Bank Balances		4,474.16		1,937.04	
Other Current Assets		72.62		3.15	
		29,741.22		18,227.81	
Loans and Advances	'G'	21,747.65		14,888.08	
		51,488.87		33,115.89	
Less: Current Liabilities and Provisions	'H'				
Current Liabilities		23,417.51		18,185.25	
Provisions		3,449.18		2,066.38	
		26,866.69		20,251.63	
Net Current Assets			24,622.18		12,864.26
Miscellaneous Expenditure [to the extent not written off or adjusted]			3.25		4.56
TOTAL			1,48,093.49		1,12,283.10
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.**
Chartered Accountants

A.R. Shah
Partner

Mumbai
April 21, 2008

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
N.R. Meswani - Executive Director
H.R. Meswani - Executive Director
H.S. Kohli - Executive Director

R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Reliance Industries Limited
Consolidated Profit and Loss Account for the year ended 31st March, 2008

(Rs. in crore)

	Schedule	2007-08	2007-08	2006-07	2006-07
INCOME					
Turnover		1,43,004.98		1,20,431.10	
Less: Excise Duty / Service Tax Recovered		5,858.32		6,660.99	
Net Turnover			1,37,146.66		1,13,770.11
Other Income (including Share in Associates)	'I'		5,956.95		650.92
Variation in Stocks	'J'		1,533.93		696.92
			1,44,637.54		1,15,117.95
EXPENDITURE					
Purchases			9,850.71		1,944.93
Manufacturing and Other Expenses	'K'		1,05,685.28		92,394.25
Interest and Finance Charges	'L'		1,086.52		1,232.29
Depreciation		6,784.91		6,896.46	
Less: Transferred from Revaluation Reserve [Refer Note 4, Schedule 'N']		1,780.71		1,997.01	
			5,004.20		4,899.45
			1,21,626.71		1,00,470.92
Profit before Tax			23,010.83		14,647.03
Provision for Current Tax			2,572.08		1,626.46
Provision for Fringe Benefit Tax			49.58		40.55
Provision for Deferred Tax			865.93		905.28
Profit after Tax (before adjustment for Minority Interest)			19,523.24		12,074.74
Add: Share of (Profit) / Loss transferred to Minority			(1.86)		0.09
Profit after Tax (after adjustment for Minority Interest)			19,521.38		12,074.83
Add: Balance brought forward from Previous year			3,044.17		3,740.66
Dividend adjustment on consolidation			12.32		104.65
Adjustments on Amalgamation of Associate			-		(641.60)
Excess Provision for tax for Earlier Years			46.45		0.51
Amount Available for Appropriations			22,624.32		15,279.05
APPROPRIATIONS					
Statutory Reserve		5.74		27.25	
General Reserve		16,000.00		10,565.17	
Interim Dividend on Equity Shares		-		1,440.44	
Proposed Dividend on Equity Shares		1,631.24		-	
Tax on Dividend		277.23		202.02	
			17,914.21		12,234.88
Balance Carried to Balance Sheet			4,710.11		3,044.17
Basic and Diluted Earnings per Share of face value of Rs 10 each (in Rupees)			134.29		83.07
Basic and Diluted Earnings per Share of face value of Rs 10 each (in Rupees) (Before exceptional items)			105.42		83.07
Basic and Diluted Earnings per Share of face value of Rs 10 each (in Rupees) (Considering Taxation for Previous Years) [Refer Note 10, Schedule 'N']			134.61		83.07
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.**
Chartered Accountants

A.R. Shah
Partner

Mumbai
April 21, 2008

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
N.R. Meswani - Executive Director
H.R. Meswani - Executive Director
H.S. Kohli - Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Reliance Industries Limited
Consolidated Cash Flow Statement for the year 2007-08

(Rs. in crore)

	2007-08		2006-07	
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit before tax as per Profit and Loss Account		23,010.83		14,647.03
Adjusted for:				
Miscellaneous Expenditure written off	1.31		0.53	
Share in Income of Associates	(14.96)		2.80	
Net Prior Year Adjustments	2.02		(1.92)	
Diminution in value / write off of Investments	13.92		93.07	
Investment Grant (non cash income)	(0.47)		(0.46)	
(Profit) / Loss on Sale / Discarding of Assets (net)	(6.13)		6.20	
Depreciation	6,784.91		6,896.46	
Transferred from Revaluation Reserve	(1,780.71)		(1,997.01)	
Effect of Exchange Rate Change	(357.04)		(164.80)	
Profit on Sale of Investments (net)	(250.39)		(123.57)	
Exceptional Item	(4,733.50)		-	
Dividend Income	(33.86)		(109.78)	
Interest / Other Income	(446.18)		(283.49)	
Interest and Finance Charges	1,086.52		1,232.29	
		265.44		5,550.32
Operating Profit before Working Capital Changes		23,276.27		20,197.35
Adjusted for:				
Trade and Other Receivables	(3,809.04)		(1,763.19)	
Inventories	(4,026.83)		(849.75)	
Trade Payables	3,269.57		1,098.22	
		(4,566.30)		(1,514.72)
Cash Generated from Operations		18,709.97		18,682.63
Net Prior Year Adjustments		(2.02)		1.92
Taxes Paid		(2,474.85)		(1,935.56)
Net Cash from Operating Activities		16,233.10		16,748.99
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		(26,745.36)		(27,980.32)
Sale of Fixed Assets		105.05		34.26
Purchase of Investments		(98,475.15)		(58,125.11)
Sale of Investments		1,02,810.20		60,556.50
Movement in Loans and Advances		(8,622.82)		(4,238.61)
Interest Income		462.64		396.70
Dividend Income		39.89		111.52
Net Cash Used in Investing Activities		(30,425.55)		(29,245.06)

Consolidated Cash Flow Statement for the year 2007-08 (Contd.)

(Rs. in crore)

	2007-08		2006-07	
C: CASH FLOW FROM FINANCING ACTIVITIES:				
Proceeds from Issue of Share Capital		**0.04**		261.10
Proceeds from Equity Share Warrants		**1,682.40**		-
Proceeds from Issue of Share to Minorities		-		5,000.84
Proceeds from Long Term Borrowings		**19,382.05**		12,223.94
Repayment of Long Term Borrowings		**(2,228.94)**		(4,350.44)
Short Term Loans		**498.71**		2,671.04
Dividends Paid (including dividend distribution tax)		-		(3,273.94)
Interest Paid		**(2,616.93)**		(1,747.98)
Miscellaneous Expenditure / Issue expenses		**(0.52)**		(48.46)
Net Cash from Financing Activities		**16,716.81**		10,736.10
Net Increase / (Decrease) in Cash and Cash Equivalents		**2,524.36**		(1,759.97)
Opening Balance of Cash and Cash Equivalents	**1,937.04**		2,616.41	
Add: Upon addition of New Subsidiaries	**12.76**		1.03	
Add: On Amalgamation	-		1,079.57	
		1,949.80		3,697.01
Closing Balance of Cash and Cash Equivalents		**4,474.16**		1,937.04

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Deloitte Haskins & Sells
Chartered Accountants

A. Siddharth
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

Mumbai
April 21, 2008

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
N.R. Meswani - Executive Director
H.R. Meswani - Executive Director
H.S. Kohli - Executive Director

R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'A' (Rs. in crore)

SHARE CAPITAL			As at 31st March, 2008		As at 31st March, 2007
Authorised:					
250,00,00,000 (250,00,00,000)	Equity Shares of Rs. 10 each		**2,500.00**		2,500.00
50,00,00,000 (50,00,00,000)	Preference Shares of Rs. 10 each		**500.00**		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
145,36,48,601 (139,35,08,041)	Equity Shares of Rs. 10 each fully paid up	**1,453.65**		1,393.51	
	Less: Calls in arrears - by others	**0.26**		0.30	
			1,453.39		1,393.21
	TOTAL		**1,453.39**		1,393.21

1. Of the above Equity Shares:

   (a) 48,17,70,552 (48,17,70,552) Shares out of the issued and subscribed share capital before the buyback of shares were allotted as Bonus Shares by capitalisation of Securities Premium and Reserves.

   (b) 52,31,98,799 (52,31,98,799) Shares out of the issued and subscribed share capital before the buyback of shares were allotted pursuant to the various schemes of amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to Petroleum Trust, the sole beneficiary of which is Reliance Industrial Investments and Holdings Limited, a wholly owned subsidiary of the Company.

   (c) 33,04,27,345 (33,04,27,345) Shares out of the issued and subscribed share capital before the buyback of shares were allotted on conversion / surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants against Global Depository Shares (GDS) and re-issue of forfeited equity shares.

   (d) 6,01,40,560 (-) Shares were issued pursuant to a scheme of amalgamation of erstwhile Indian Petrochemicals Corporation Limited with the Company without payments being received in cash.

2. In the year 2004-05, the Company bought back and extinguished 28,69,495 equity shares.

3. The Company has reserved issuance of 6,96,75,402 (Previous Year 6,96,75,402) Equity Shares of Rs. 10 each for offering to eligible employees of the Company and its subsidiaries under Employees Stock Option Scheme (ESOS). During the year 2007-08, the Company has granted 10,35,000 Options to the eligible employees which includes 27,000 options at a price of Rs. 1,684/- and 10,08,000 options at a price of Rs. 2,292/- (Previous Year 2,87,28,000 options at a price of Rs. 1,284/-) plus all applicable taxes, as may be levied in this regard on the Company. The options would vest over a period of 7 years from the date of grant based on specified criteria.

4. In terms of the approval of the shareholders of the Company and as per the applicable statutory provisions including Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000, the Company, on April 12, 2007, has issued and allotted 12,00,00,000 warrants on preferential basis to entities in the Promoter Group entitling them to apply for equivalent number of fully paid up equity shares of Rs. 10/- each of the Company, at a price of Rs. 1,402/- per equity share. The warrant holders have a right to apply for equity shares within 18 months from the date of allotment of the warrants. Amounts received against the warrants are shown as Equity Share Warrants in the Balance Sheet, pending exercise thereof.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'B' (Rs. in crore)

RESERVES AND SURPLUS		**As at 31st March, 2008**		As at 31st March, 2007
Revaluation Reserve				
As per last Balance Sheet	**2,979.34**		4,977.56	
Less: Transferred to Profit and Loss Account (Refer Note 4, Schedule 'N')	**1,780.71**		1,997.01	
Deduction on Sale / Discarding of Revalued Assets	**-**		1.21	
		1,198.63		2,979.34
Capital Reserve				
As per last Balance Sheet	**3,877.72**		459.14	
Add: On Consolidation of Subsidiaries (net)	**(272.94)**		3,418.58	
		3,604.78		3,877.72
Exchange Fluctuation Reserve		**(26.72)**		(1.98)
Capital Redemption Reserve				
As per last Balance Sheet		**887.94**		887.94
Securities Premium Account				
As per last Balance Sheet	**21,331.99**		15,467.41	
Add: On Amalgamation	**-**		5,461.25	
Premium on Conversion of Optionally Fully Convertible Debentures	**-**		403.33	
	21,331.99		21,331.99	
Less: Premium on Redemption / buy back of Debentures / Bonds	**18.19**		-	
	21,313.80		21,331.99	
Less: Calls in arrears - by others	**1.78**		1.79	
		21,312.02		21,330.20
Debentures Redemption Reserve				
As per last Balance Sheet		**587.02**		587.02
Statutory Reserve				
As per last Balance Sheet	**47.66**		0.43	
Add: Opening Balance of New Subsidiaries	**33.85**		19.98	
Transferred from Profit and Loss Account	**5.74**		27.25	
		87.25		47.66
General Reserve*				
As per last Balance Sheet	**34,003.95**		23,503.95	
Add: Transferred from Profit and Loss Account	**16,000.00**		10,565.17	
	50,003.95		34,069.12	
Less: Charge on account of transitional provisions under Accounting Standard 15	**-**		65.17	
		50,003.95		34,003.95
Share in Reserves of Associates				
Revaluation Reserve				
As per last Balance Sheet		**9.71**		9.71
Profit and Loss Account		**4,710.11**		3,044.17
TOTAL		**82,374.69**		66,765.73

* Cumulative amount withdrawn on account of Depreciation on Revaluation is Rs 2,563.43 crore.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C'				(Rs. in crore)
SECURED LOANS	As at 31st March, 2008		As at 31st March, 2007	
A) DEBENTURES				
Non Convertible Debentures		4,118.12		5,346.26
B) TERM LOANS				
From Banks				
Foreign Currency Loans	10,843.22		4,367.59	
Rupee Loans	2,070.20		1,150.64	
		12,913.42		5,518.23
C) WORKING CAPITAL LOANS				
From Banks				
Foreign Currency Loans	1,075.22		856.36	
Rupee Loans	1,469.76		3,325.91	
		2,544.98		4,182.27
TOTAL		19,576.52		15,046.76

1. Debentures referred to in A above to the extent of:

   a) Rs. 2,115.00 crore are secured by way of first mortgage / charge on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

   b) Rs. 521.25 crore are secured by way of first mortgage / charge on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of Petrochemicals Complex situated at Jamnagar in the State of Gujarat and on the movable assets situated at Hazira, District Surat in the State of Gujarat.

   c) Rs. 1,227.05 crore are secured by way of first mortgage / charge on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

   d) Rs. 110.34 crore are secured by way of first mortgage / charge on certain properties situated at village Munja Dhanot, District Kalol in the State of Gujarat and on fixed assets situated at Hoshiarpur Complex of the Company.

   e) Rs. 49.43 crore are secured by way of first mortgage / charge on certain properties situated at Ahmedabad in the State of Gujarat and on fixed assets situated at Nagpur Complex of the Company.

   f) Rs. 44.05 crore are secured by way of first mortgage / charge on certain properties situated at Surat in the State of Gujarat and on fixed assets situated at Allahabad Complex of the Company.

   g) Rs. 51.00 crore are secured by way of first mortgage / charge on movable and immovable properties situated at Thane in the State of Maharashtra and on movable properties situated at Baulpur Complex of the Company.

2. Debentures referred to in A above are redeemable at par, in one or more instalments, on various dates with the earliest redemption being on 27th May, 2008 and the last being on 24th November, 2018. The debentures are redeemable as follows: Rs. 926.00 crore in financial year 2008-09, Rs. 742.30 crore in financial year 2009-10, Rs. 175.00 crore in financial year 2010-11, Rs. 250.00 crore in financial year 2011-12, Rs. 593.70 crore in financial year 2012-13, Rs. 458.26 crore in financial year 2013-14, Rs. 408.82 crore in financial year 2014-15, Rs. 164.04 crore in financial year 2015-16, Rs. 133.33 crore in financial year 2016-17, Rs. 133.33 crore in financial year 2017-18 and Rs. 133.34 crore in financial year 2018-19.

3. Foreign currency loans referred to in B above to the extent of Rs. 10,807.53 crore and Rupee loan refer to B above to the extent of Rs. 2020.00 crore are secured by a first ranking pari-passu mortgage over leasehold interest under the land lease agreement and the fixed assets (including plant and machinery) of the Refinery and Polypropylene plant ("project") in a Special Economic Zone at Jamnagar, Gujarat, India affixed thereon; a first ranking pari-passu charge over movable assets (other than current assets and investments) of above project; a floating second

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C' (Contd.)

ranking charge over such of Company's current assets relating to the above project that are charged on a first ranking basis to the working capital lenders and an assignment of company's right, title and interest under the key project agreements, including agreements in respect of utilities.

Foreign currency loans referred to in B above to the extent of Rs. 4.27 crore is secured by equitable mortgage on all assets of Advantage Retail Private Limited, a subsidiary of Reliance Retail Limited.

Foreign currency loans referred to in B above to the extent of Rs. 22.17 crore is secured by way of charge against Mombassa Terminal, Land bearing Plots Nos. 1/326, 1/475, 1/476 situated in Mombasa Kenya.

Foreign currency loans referred to in B above to the extent of Rs. 1.12 crore is having charge over all the immovable and movable fixed assets of two depots and thirteen retail service stations located in the country of Tanzania.

Foreign currency loans referred to in B above to the extent of Rs. 8.13 crore is having charge over all the immovable and movable fixed assets of seven depots and ten retail service stations including five residential houses located in the country of Tanzania.

4. Rupee loan referred to in B above to the extent of Rs. 50.20 crore are secured by hypothecation of vehicles.

5. Working Capital Loans referred to in C above to the extent of :

   a) Rs. 2,352.11 crore are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims, bills, materials in transit, etc. save and except receivables of Oil and Gas Division.

   b) Rs. 62.93 crore are secured by way of lien against term deposit with banks.

   c) Rs. 129.94 crore are secured against Government Securities and Treasury Bills.

SCHEDULE 'D'

(Rs. in crore)

UNSECURED LOANS	**As at 31st March, 2008**		As at 31st March, 2007	
A Long Term				
i) From Banks	**20,759.95**		9,790.05	
ii) From Others*	**3,800.30**	**24,560.25**	4,549.19	14,339.24
B Short Term				
i) From Banks	**6,508.22**		4,203.35	
ii) From Others	**23.48**	**6,531.70**	37.11	4,240.46
C Deferred Sales Tax Liability		**27.62**		25.02
TOTAL		**31,119.57**		18,604.72

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

Description	Gross Block				Depreciation		Net Block	
	As at 01-04-2007	Additions	Deductions/ Adjustments	As at 31-03-2008	For the Year@	Upto 31-03-2008	As at 31-03-2008	As at 31-03-2007
OWN ASSETS :								
Leasehold Land	1,631.60	187.05	-	**1,818.65**	38.51	**59.07**	**1,759.58**	1,619.29
Freehold Land	1,045.44	285.95	336.60	**994.79**	-	-	**994.79**	1,045.44
Buildings	5,730.50	826.97	183.67	**6,373.80**	263.42	**1,810.91**	**4,562.89**	4,131.22
Plant & Machinery	86,728.97	4,214.86	212.40	**90,731.43**	5,845.45	**38,811.86**	**51,919.57**	53,660.41
Railway Sidings	0.60	-	-	**0.60**	0.09	**0.19**	**0.41**	0.50
Electrical Installations	2,104.24	239.04	0.13	**2,343.15**	155.92	**901.12**	**1,442.03**	1,354.97
Equipments	1,661.29	538.04	2.83	**2,196.50**	152.96	**842.06**	**1,354.44**	962.21
Furniture & Fixtures	369.08	104.26	1.08	**472.26**	38.97	**219.79**	**252.47**	198.45
Vehicles	225.99	72.14	12.87	**285.26**	35.31	**117.28**	**167.98**	142.78
Ships	274.94	-	-	**274.94**	8.10	**209.93**	**65.01**	73.11
Aircrafts & Helicopters	117.40	68.42	-	**185.82**	9.32	**80.47**	**105.35**	46.25
Jetties	646.97	-	-	**646.97**	68.85	**482.86**	**164.11**	232.96
Sub-Total	**1,00,537.02**	**6,536.73**	**749.58**	**1,06,324.17**	**6,616.90**	**43,535.54**	**62,788.63**	**63,467.59**
LEASED ASSETS :								
Plant & Machinery	123.19	-	-	**123.19**	32.85	**51.74**	**71.45**	104.30
Ships	9.98	-	-	**9.98**	-	**9.98**	-	-
Sub-Total	**133.17**	-	-	**133.17**	**32.85**	**61.72**	**71.45**	**104.30**
INTANGIBLE ASSETS :								
Technical Knowhow Fees**	2,102.39	90.53	-	**2,192.92**	117.10	**1,220.29**	**972.63**	1,044.47
Software **	323.61	71.47	2.81	**392.27**	43.82	**283.28**	**108.99**	86.37
Others	206.57	0.42	69.33	**137.66**	0.20	**18.25**	**119.41**	119.83
Sub-Total	**2,632.57**	**162.42**	**72.14**	**2,722.85**	**161.12**	**1,521.82**	**1,201.03**	**1,250.67**
Total	**1,03,302.76**	**6,699.15#**	**821.72**	**1,09,180.19**	**6,810.87***	**45,119.08##**	**64,061.11**	**64,822.56**
Previous Year	87,840.75	15,692.56	230.55	1,03,302.76	6,910.33	38,480.20	64,822.56	
Capital Work in-Progress							**49,884.10**	29,323.71

NOTES :

a) Leasehold land includes Rs. 203.19 crore (Previous Year Rs. 207.75 crore), in respect of which lease deeds are pending execution.

b) Buildings include :

i) Cost of Shares in Co-operative Housing Societies Rs. 0.06 crore (Previous Year Rs.0.03 crore)

ii) 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase / acquisition of 1,94,819 equity Shares of Re.1 each of Mature Trading & Investments Pvt.Ltd.with a right of occupancy of certain area of a commercial premises.

iii) Rs.29,125 (Previous Year Rs.29,125) towards 5 shares of Rs.200 each of Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited, 60 shares of Rs.100 each of New Piece Goods Bazar Co. Limited, 15 shares of Rs.100 each of Pandesara Industrial Co-operative Society Limited, 20 shares of Rs.200 each of The Bombay Market Art Silk Co-operative (Shops & Warehouses) Society Limited and 225 shares of Rs.100 each, Rs.25 paid up of Crimpers Industrial Co-operative Society Limited with a right of occupancy of certain area of concerned commercial premises

iv) Rs.4.88 Crore (Previous Year Rs. 4.88 crore) in respect of which conveyance is pending.

c) Capital-work-in progress includes :

i) Rs. 2,745.72 crore on account of pre-operative expenses. (Previous Year Rs. 1,071.05 crore)

ii) Rs. 12,066.14 crore on account of cost of construction materials at site (Previous Year Rs. 3,969.75 crore)

iii) Rs. 4,818.67 crore on account of advance against capital expenditure. (Previous Year Rs. 15,004.05 crore)

d) Additions / Deletions and Capital work in Progress is net of gain of Rs. 1,176.38 crore on account of exchange difference during the year. (Previous Year net of gain of Rs.287.06 crore)

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 22,497.34 crore being the amount added on revaluation of Building, Plant and Machinery, Electrical Installations and Equipment as at 1st August, 2005 based on report issued by international valuers.

g) Additions for previous year includes Rs 5,860.61 crore being assets acquired on amalgamation of erstwhile Indian Petrochemicals Corporation Limited with the Company.

* Refer to Note 4 , Schedule 'N'

** Other than internally generated

@ Includes depreciation of Rs 25.96 crore accounted as project development expenditure.

\# Includes Fixed Assets of new subsidiaries.

\## Includes Accumulated Depreciation of new subsidiaries.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

	As at 31st March, 2008		As at 31st March, 2007	
CURRENT ASSETS				
INVENTORIES				
Stores, Chemicals and Packing Materials	1,829.24		1,027.61	
Raw Materials	8,552.36		4,555.25	
Stock-in-Process	4,508.37		1,888.74	
Finished Goods / Traded Goods	4,236.17		4,984.67	
		19,126.14		12,456.27
SUNDRY DEBTORS (Unsecured and Considered Good)				
Over six months	13.12		13.02	
Others	6,055.18		3,818.33	
		6,068.30		3,831.35
CASH AND BANK BALANCES				
Cash on hand	22.00		3.56	
Balance with Banks				
In Current Accounts				
with Scheduled Banks	251.11		389.62	
with Others	115.77		16.76	
In Fixed Deposit Accounts :				
with Scheduled Banks	4,085.28		1,527.10	
		4,474.16		1,937.04
OTHER CURRENT ASSETS				
Interest Accrued on Investments	72.55		3.08	
Premium Accrued on Investments in Preference Shares	0.07		0.07	
		72.62		3.15
TOTAL		29,741.22		18,227.81

SCHEDULE 'G'

(Rs. in crore)

	As at 31st March, 2008		As at 31st March, 2007	
LOANS AND ADVANCES				
UNSECURED - (Considered Good Unless Otherwise Stated)				
Advance Income Tax (net of Provision)		416.53		321.55
Advances recoverable in cash or in kind or for value to be received*	14,373.16		6,857.90	
Less: Considered Doubtful	71.78		69.93	
		14,301.38		6,787.97
Deposits		5,579.89		6,953.95
Balance with Customs, Central Excise Authorities, etc.		1,449.85		824.61
TOTAL		21,747.65		14,888.08

* Include Preference Share application money of Rs. 2,325.38 crore (Previous Year NIL) and zero coupon optionally convertible loan of Rs. 3,354.78 crore (Previous Year Rs. 1,958.29 crore).

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'H' (Rs. in crore)

	As at 31st March, 2008		As at 31st March, 2007	
CURRENT LIABILITIES AND PROVISIONS				
CURRENT LIABILITIES				
Sundry Creditors - Micro, Small and Medium Enterprises	9.14		8.15	
- Others *	22,789.54		17,682.62	
Liability for Leased Assets	5.33		11.42	
Unpaid Dividend #	70.32		69.52	
Unpaid Matured debentures #	2.19		2.54	
Share Application Money refundable	1.79		3.06	
Interest accrued on above #	0.19		0.24	
Interest accrued but not due on Loans	539.01		407.70	
		23,417.51		18,185.25
PROVISIONS				
Provision for Income Tax	45.11		36.03	
Provision for Fringe Benefit Tax	3.21		2.99	
Provision for Wealth Tax	24.29		16.28	
Provision for Leave encashment / Superannuation / Gratuity	898.61		517.70	
Other Provisions	569.49		1,493.37	
Proposed Dividend	1,631.24		0.01	
Tax on Dividend	277.23		-	
		3,449.18		2,066.38
TOTAL		26,866.69		20,251.63

* Includes for capital expenditure Rs.3,744.61 crore (Previous Year Rs. 2,451.54 crore)

These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 6.11 crore (Previous Year Rs. 4.93 crore) which is held in abeyance due to legal cases pending.

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'I' (Rs. in crore)

	2007-08		2006-07	
OTHER INCOME				
Dividend :				
From Current Investments	33.85		59.23	
From Long Term Investments	0.01		50.55	
		33.86		109.78
Interest:				
From Current Investments	70.85		51.86	
From Long Term Investments	-		1.16	
From Others	375.33		230.47	
[Tax Deducted at Source Rs. 105.34 crore (Previous Year Rs. 22.05 crore)]		446.18		283.49
Profit on sale of Current Investments (net)		250.39		123.57
Profit on sale of Fixed Assets		28.19		17.41
Miscellaneous Income		449.87		119.47
Share in Associates		14.96		(2.80)
Execptional Items*		4,733.50		-
TOTAL		5,956.95		650.92

*Represents gains primarily arising out of transactions concerning Reliance Petroleum Limited Shares (Long Term Investments).

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'J' (Rs. in crore)

	2007-08	2007-08	2006-07	2006-07
VARIATION IN STOCKS				
STOCK-IN-TRADE (at close)				
Finished / Traded Goods	4,236.17		4,984.67	
Stock-in-Process	4,508.37		1,888.74	
		8,744.54		6,873.41
STOCK-IN-TRADE (at commencement)				
Finished / Traded Goods	4,984.67		3,544.81	
Stock-in-Process	1,888.74		1,739.60	
	6,873.41		5,284.41	
Add: on Amalgamation				
Finished / Traded Goods	-		837.36	
Stock-in-Process	-		40.40	
	-		877.76	
Opening stock of subsidiary acquired during the year	337.20		14.32	
		7,210.61		6,176.49
TOTAL		1,533.93		696.92

SCHEDULE 'K' (Rs. in crore)

	2007-08	2007-08	2006-07	2006-07
MANUFACTURING AND OTHER EXPENSES				
RAW MATERIAL CONSUMED		91,446.34		77,768.94
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	2,267.02		2,101.86	
Electric Power, Fuel and Water	2,108.38		2,262.95	
Machinery Repairs	541.55		545.75	
Building Repairs	57.51		61.24	
Labour, Processing, Production Royalty and Machinery Hire Charges	256.44		876.73	
Excise Duty #	(362.78)		(6.31)	
Lease Rent	170.80		112.66	
Exchange Differences (Net)	(1,025.81)		224.28	
		4,013.11		6,179.16
LAND DEVELOPMENT & CONSTRUCTION EXPENDITURE		1,230.02		-
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	2,133.96		2,132.63	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	304.12		254.12	
Employee Welfare and other amenities	300.08		204.14	
		2,738.16		2,590.89

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'K' (Contd.)

(Rs. in crore)

	2007-08		2006-07	
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	97.00		79.97	
Brokerage, Discount and Commission	429.67		442.45	
Warehousing and Distribution Expenses	2,441.81		2,154.83	
Sales Tax including defeased / Service Tax	519.38		1,102.19	
		3,487.86		3,779.44
ESTABLISHMENT EXPENSES				
Insurance	306.22		285.27	
Rent	223.65		222.47	
Rates & Taxes	515.81		196.98	
Other Repairs	279.72		215.54	
Travelling Expenses	191.51		141.36	
Payment to Auditors	10.56		9.10	
Professional Fees	675.84		550.22	
Loss on Sale / Discarding of Fixed Assets	22.06		23.61	
General Expenses*	629.71		513.71	
Wealth Tax	8.00		8.28	
Charity and Donations	115.51		26.71	
		2,978.59		2,193.25
		1,05,894.08		92,511.68
Less : Preoperative Expenses of Projects Under Commissioning (Net)		208.80		117.43
TOTAL		1,05,685.28		92,394.25

Excise duty shown under expenditure represents the aggregate of excise duty borne by the Company and difference between excise duty on the opening and closing stock of finished goods.

* Includes Diminution in value of investments Rs. 13.92 crore (Previous Year Rs. 80.07 crore) and investment written off Rs NIL (Previous Year Rs. 13.00 crore).

SCHEDULE 'L'

(Rs. in crore)

	2007-08	2006-07
INTEREST AND FINANCE CHARGES		
Debentures	319.10	528.70
Fixed Loans	375.83	311.11
Finance Charges on Leased Assets	0.63	1.17
Others	390.96	391.31
TOTAL	1,086.52	1,232.29

Significant Accounting Policies to the Consolidated Accounts

SCHEDULE 'M'

SIGNIFICANT ACCOUNTING POLICIES TO THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. **Principles of consolidation**

The consolidated financial statements relate to Reliance Industries Limited ('the Company') and its subsidiary companies. The consolidated financial statements have been prepared on the following basis:

a) The financial statements of the Company and its subsidiary companies are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions in accordance with Accounting Standard (AS) 21 - "Consolidated Financial Statements".

b) In case of foreign subsidiaries, being non-integral foreign operations, revenue items are consolidated at the average rate prevailing during the year. All assets and liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the exchange fluctuation reserve.

c) The difference between the cost of investment in the subsidiaries, over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill or Capital Reserve as the case may be.

d) The difference between the proceeds from disposal of investment in a subsidiary and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated statement of Profit and Loss account as exceptional item being the profit or loss on disposal of investment in subsidiary.

e) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the Company.

f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the Company's shareholders.

g) In case of associates, where the Company directly or indirectly through subsidiaries holds more than 20% of equity, investments in associates are accounted for using equity method in accordance with Accounting Standard (AS) 23 - "Accounting for investments in associates in consolidated financial statements".

h) The Company accounts for its share in the change in net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates' profit and loss account and through its reserves for the balance, based on available information.

i) The difference between the cost of investment in the associates and the share of net assets at the time of acquisition of shares in the associates is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

j) As far as possible, the consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

2. Investments other than in subsidiaries and associates have been accounted as per Accounting Standard (AS) 13 "Accounting for Investments".

3. Other significant accounting policies

These are set out under "Significant Accounting Policies" as given in the Standalone Financial Statements of Reliance Industries Limited.

SCHEDULE 'N'

NOTES ON ACCOUNTS TO CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1 The Subsidiary companies considered in the consolidated financial statements are:

Name of the Subsidiaries	Country of incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Limited	India	100%
Reliance Ventures Limited	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance Industries (Middle East) DMCC	U.A.E.	100%
Reliance Petroleum Limited	India	70.38%
Reliance Jamnagar Infrastructure Limited	India	100%
Reliance Retail Limited	India	98.74%
Reliance Netherland B.V.	Netherlands	100%
Reliance Haryana SEZ Limited	India	92.50%
Reliance Fresh Limited (formerly Ranger Farms Limited)	India	98.74%
Retail Concepts & Services (India) Limited	India	98.74%
Reliance Retail Insurance Broking Limited	India	98.74%
Reliance Dairy Foods Limited	India	98.74%
Reliance Exploration & Production DMCC	U.A.E.	100%
Reliance Retail Finance Limited	India	98.74%
RESQ Limited	India	98.74%
Reliance Global Management Services Private Limited	India	100%
Reliance Commercial Associates Limited (From 20th April, 2007)	India	100%
Reliance Digital Retail Limited (From 28th April, 2007)	India	98.74%
Reliance Financial Distribution and Advisory Services Limited (From 14th May, 2007)	India	98.74%
RIL (Australia) Pty Limited (From 7th June, 2007)	Australia	100%
Reliance Hypermart Limited (From 2nd July, 2007)	India	98.74%
Recron (Malaysia) Sdn Bhd (From. 20th July, 2007)	Malaysia	100%
Gapco Kenya Limited (From 1st August, 2007)	Kenya	76%
Gapco Rwanda SARL (From 1st August, 2007)	Rwanda	76%
Gapco Tanzania Limited (From 1st August, 2007)	Tanzania	76%
Gapco Uganda Limited (From 1st August, 2007)	Uganda	76%
Gapoil Tanzania Limited (From 1st August, 2007)	Tanzania	76%
Gapoil Zanzibar Limited (From 1st August, 2007)	Zanzibar	76%
Gulf Africa Petroleum Corporation (Mauritius) (From 1st August, 2007)	Mauritius	76%
Transenergy Kenya Limited (From 1st August, 2007)	Kenya	76%
Reliance Retail Travel & Forex Services Limited (From 7th September, 2007)	India	98.74%
Reliance Brands Limited (From 12th October, 2007)	India	98.74%
Reliance Footprint Limited (From 12th October, 2007)	India	98.74%
Reliance Trends Limited (From 12th October, 2007)	India	98.74%

SCHEDULE 'N' (Contd.)

Name of the Subsidiaries	Country of incorporation	Proportion of ownership interest
Reliance Wellness Limited (From 12th October, 2007)	India	98.74%
Reliance Lifestyle Holdings Limited (From 23rd November, 2007)	India	98.74%
Reliance Universal Ventures Limited (From 23rd November, 2007)	India	98.74%
Delight Proteins Limited (From 27th November, 2007)	India	98.74%
Reliance Autozone Limited (From 27th November, 2007)	India	98.74%
Reliance F & B Services Limited (From 27th November, 2007)	India	98.74%
Reliance Gems and Jewels Limited (From 27th November, 2007)	India	98.74%
Reliance Integrated Agri Solutions Limited (From 27th November, 2007)	India	98.74%
Strategic Manpower Solutions Limited (From 27th November, 2007)	India	98.74%
Reliance Agri Products Distribution Limited (From 28th November, 2007)	India	98.74%
Reliance Digital Media Limited (From 28th November, 2007)	India	98.74%
Reliance Food Processing Solutions Limited (From 28th November, 2007)	India	98.74%
Reliance Home Store Limited (From 28th November, 2007)	India	98.74%
Reliance Leisures Limited (From 28th November, 2007)	India	98.74%
Reliance Loyalty & Analytics Limited (From 28th November, 2007)	India	98.74%
Reliance Retail Securities and Broking Company Limited (From 28th November, 2007)	India	98.74%
Reliance Supply Chain Solutions Limited (From 28th November, 2007)	India	98.74%
Reliance Trade Services Centre Limited (From 28th November, 2007)	India	98.74%
Advantage Retail Private Limited (From 27th December, 2007)	India	98.74%
Reliance International Exploration and Production, INC (From 15th January, 2008)	U.S.A.	100%
Peninsula Land Kenya Limited (From 15th March, 2008)	Kenya	100%
Abcus Retail Private Limited (From 17th March, 2008)	India	98.74%
Bigdeal Retail Private Limited (From 17th March, 2008)	India	98.74%
Reliance Neutraceuticals Private Limited (From 27th March, 2008)*	India	100%
Reliance Petroinvestments Limited (From 27th March, 2008)*	India	100%
Reliance Pharmaceuticals (India) Private Limited (From 27th March, 2008)*	India	100%
Wavely Investments Limited (From 31st March, 2008)	Cyprus	100%

* Earlier an Associate company, became a subsidiary during the year.

2. The significant associate companies considered in the consolidated financial statements are:

Name of the associate companies	Country of Incorporation	Proportion of ownership interest
Reliance Industrial Infrastructure Limited	India	45.43%
Reliance Europe Limited	U.K.	50.00%
Reliance LNG Limited	India	45.00%
Gujarat Chemical Port Terminal Company Limited	India	41.80%
Reliance Commercial Dealers Private Limited	India	50.00%

SCHEDULE 'N' (Contd.)

3. The audited / unaudited consolidated financial statements of Reliance Netherland B.V., Reliance Industries (Middle East) DMCC, Reliance Exploration and Production DMCC upto 31st December, 2007 and RIL (Australia) Pty Limited upto 31st March, 2008 have been prepared in accordance with International Financial Reporting Standard. Differences in accounting policies of the Company and its subsidiaries are not material and there are no material transactions from 1st January, 2008 to 31st March, 2008 in respect of subsidiaries having financial year ended 31st December, 2007. There is no change in Company's interest in these subsidiaries from 1st January, 2008 till 31st March, 2008.

4. The Gross Block of Fixed Assets includes Rs. 25,221.35 crore (Previous Year Rs. 25,221.35 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 1,780.71 crore (Previous Year Rs. 1,997.01 crore) and an equivalent amount, has been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the year would have been higher by Rs. 16.02 crore.

6. Turnover includes Income from Services of Rs. 67.58 crore (Previous Year Rs. 66.65 crore).

7. Managerial Remuneration:

(a) Remuneration to Managing Director / Executive Directors (Rs in crore)

	2007-08	2006-07
i) Salaries	**1.32**	1.30
ii) Perquisites	**1.63**	1.53
iii) Sitting Fees (paid by erstwhile IPCL)	-	0.04
iv) Commission	**64.13**	43.59
v) Leave salary / Encashment	**0.04**	0.28
vi) Contribution to provident fund and Superannuation fund	**0.33**	0.32
vii) Provision for gratuity	**0.08**	0.08
	67.53	47.14
(b) Commission to Non-Executive Directors	**1.85**	1.00

(Included under the head " Payments to and Provisions for Employees")

8. A sum of Rs. 2.02 crore (net debit) [Previous Year Rs. 1.92 crore (net credit)] is included under Establishment expenses representing Net Prior Period Items.

9. The deferred tax liability comprises of the following:

(Rs. in crore)

	As at 31st March, 2008		As at 31st March, 2007	
a. Deferred Tax Liability				
Related to fixed assets		**8,605.43**		7,304.09
b. Deferred Tax Assets				
Related to fixed assets	**0.35**		-	
Disallowance under the Income Tax Act	**326.37**		297.84	
Carried forward loss of subsidiary	**480.37**		15.72	
		807.09		313.56
		7,798.34		6,990.53

SCHEDULE 'N' (Contd.)

10. EARNINGS PER SHARE (EPS)

		2007-08	2006-07
i)	Net Profit after tax (after adjusting Minority Interest) as per Profit and Loss Account (Rs. in crore)	**19,521.38**	12,074.83
ii)	Excess / (short) provision for tax of earlier years (Rs. in crore)	**46.45**	0.51
iii)	Net profit attributable to equity shareholders (Rs. in crore)	**19,567.83**	12,075.34
iv)	Net Profit before Exceptional Item (Rs. in crore)	**15,324.19**	12,074.83
v)	Weighted Average number of equity shares used as denominator for calculating EPS	**1,45,36,48,601**	1,45,36,48,601
vi)	Basic and Diluted Earnings per share (Rs.):	**134.29**	83.07
vii)	Basic and Diluted Earnings (before exceptional item) per share (Rs.):	**105.42**	83.07
viii)	Basic and Diluted Earnings (Considering Taxation for Previous Years) per share (Rs.):	**134.61**	83.07
ix)	Face Value per equity share (Rs.):	**10**	10

11. FINANCIAL AND DERIVATIVE INSTRUMENTS

a) **Derivative contracts entered into by the company and outstanding as on 31st March, 2008**

(i) **For hedging Currency and Interest Rate Related Risks:**

Nominal amounts of derivative contracts entered into by the Company and outstanding as on 31st March, 2008 amount to Rs 37,960.90 crore (Previous Year Rs. 20,095.29 crore).

Category wise break up is given below:

(Rs in crore)

Sr. No.	Particulars	As At 31st March, 2008	As At 31st March, 2007
1	Interest Rate Swaps (net)	**14,614.84**	6,701.49
2	Currency Swaps	**2,090.55**	2,114.49
3	Options (net)	**2,180.51**	5,351.19
4	Forward Contracts (net)	**19,075.00**	5,928.12

(ii) **For hedging commodity related risks:**

Category wise break up is given below:

(in Kbbl)

Sr. No.	Particulars	**As at 31st March, 2008** Petroleum product sales	**As at 31st March, 2008** Crude oil purchases	As at 31st March, 2007 Petroleum product sales	As at 31st March, 2007 Crude oil purchases
1	Net forward swaps	**236**	**3,457**	144	725
2	Futures	**-**	**1,470**	19	1,724
3	Spreads	**475**	**6,345**	1,950	8,100
4	Margin hedging	**15,820**	**-**	36,750	-
5	Net Options	**18,725**	**1,575**	13,800	5,350

b) In accordance with principles of prudence and other applicable guidelines as per Accounting Standards notified by the Companies (Accounting Standards) Rules, 2006 read with Schedule VI of the Companies Act, 1956 the Company has charged an amount of Rs 43.78 crore to the Profit and Loss Account in respect of derivative contracts outstanding as at 31st March, 2008.

c) Foreign currency exposure that are not hedged by derivative instruments as on 31st March, 2008 amount to Rs. 34,378.56 crore. (Previous Year Rs. 18,742.50 crore)

SCHEDULE 'N' (Contd.)

12. Segment Information:

The company has identified three reportable segments viz. Petrochemicals, Refining and Oil and Gas. Segments have been identified and reported taking into account nature of products and services, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and segment liabilities represent assets and liabilities in respective segments. Investments, tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) **Primary Segment Information :** (Rs.in crore)

	Particulars	Petrochemicals		Refining		Oil and Gas		Others		Unallocable		Eliminations		Total	
		2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07	2007-08	2006-07
1	**Segment Revenue**														
	External Turnover	54,447.10	52,313.89	83,911.80	65,892.94	2,394.14	2,043.00	2,251.94	181.27	-	-	-	-	1,43,004.98	1,20,431.10
	Inter Segment Turnover	-	6.13	17,570.40	20,083.75	308.08	244.96	75.55	-	-	-	(17,954.03)	(20,334.84)	-	-
	Gross Turnover	54,447.10	52,320.02	1,01,482.20	85,976.69	2,702.22	2,287.96	2,327.49	181.27	-	-	(17,954.03)	(20,334.84)	1,43,004.98	1,20,431.10
	Less: Excise duty / Service Tax recovered	4,786.89	4,299.28	1,069.91	2,360.61	-	-	1.52	1.10	-	-	-	-	5,858.32	6,660.99
	Net Turnover	49,660.21	48,020.74	1,00,412.29	83,616.08	2,702.22	2,287.96	2,325.97	180.17	-	-	(17,954.03)	(20,334.84)	1,37,146.66	1,13,770.11
2	**Segment Result before Interest and Taxes**	7,163.08	6,600.69	10,372.76	7,722.59	1,519.81	1,280.61	124.80	19.31	(262.78)	(27.37)	-	-	18,917.67	15,595.83
	Less: Interest Expense	-	-	-	-	-	-	-	-	1,086.52	1,232.29	-	-	1,086.52	1,232.29
	Add: Interest Income	-	-	-	-	-	-	-	-	446.18	283.49	-	-	446.18	283.49
	Add: Exceptional Item	-	-	-	-	-	-	-	-	4,733.50	-			4,733.50	-
	Profit Before Tax	7,163.08	6,600.69	10,372.76	7,722.59	1,519.81	1,280.61	124.80	19.31	3,830.38	(976.17)	-	-	23,010.83	14,647.03
	Current Tax	-	-	-	-	-	-	-	-	2,572.08	1,626.46	-	-	2,572.08	1,626.46
	Fringe Benefit Tax	-	-	-	-	-	-	-	-	49.58	40.55	-	-	49.58	40.55
	Deferred Tax	-	-	-	-	-	-	-	-	865.93	905.28	-	-	865.93	905.28
	Profit after Tax (before adjustment for Minority Interest)	7,163.08	6,600.69	10,372.76	7,722.59	1,519.81	1,280.61	124.80	19.31	342.79	(3,548.46)	-	-	19,523.24	12,074.74
	Add: Share of (Profit) / Loss transferred to Minority	(0.67)	(0.16)	(2.00)	-	-	-	0.81	0.25	-	-	-	-	(1.86)	0.09
	Profit after Tax (after adjustment for Minority Interest)	7,162.41	6,600.53	10,370.76	7,722.59	1,519.81	1,280.61	125.61	19.56	342.79	(3,548.46)	-	-	19,521.38	12,074.83
3	**Other Information**														
	Segment Assets	40,463.42	39,898.96	74,989.83	60,501.22	28,817.81	12,500.00	9,755.46	7,276.08	20,930.41	12,353.91	-	-	1,74,956.93	1,32,530.17
	Segment Liabilities	8,539.17	7,250.10	12,680.80	9,844.82	2,536.79	1,826.00	470.54	453.60	2,639.39	877.11	-	-	26,866.69	20,251.63
	Capital Expenditure	228.84	886.43	7,991.02	18,763.37	14,413.09	5,725.00	1,430.70	3,616.26	2,374.17	1,171.33	-	-	26,437.82	30,162.39
	Depreciation	2,411.40	2,628.07	1,928.40	1,842.14	548.68	408.30	71.44	11.97	44.28	8.97	-	-	5,004.20	4,899.45
	Non Cash Expenses other than depreciation	-	-	-	-	-	-	-	-	13.92	93.60	-	-	13.92	93.60

(ii) As per Accounting Standard (AS) 17 "Segment Reporting", the Company has reported segment information on consolidated basis including businesses conducted through its subsidiaries and associates.

(iii) The reportable Segments are further described below :

— The Petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Poly Butadiene Rubber, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Butadiene, Linear Alkyl Benzene, Polyethylene Terephthalate, Acrylonitrile and Caustic Soda.

— The Refining segment includes production and marketing operations of Petroleum products.

— The Oil and Gas segment includes exploration, development and production of crude oil and natural gas.

— The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of:

* Textile
* Retail Business
* SEZ development

SCHEDULE 'N' (Contd.)

(iv) **Secondary Segment Information:**

(Rs. in crore)

		2007-08	2006-07
1.	**Segment Revenue - External Turnover**		
	- Within India	**58,568.99**	54,016.47
	- Outside India	**84,435.99**	66,414.63
	Total Revenue	**1,43,004.98**	1,20,431.10
2.	**Segment Assets**		
	- Within India	**1,70,736.56**	1,30,953.36
	- Outside India	**4,220.37**	1,576.81
	Total Assets	**1,74,956.93**	1,32,530.17
3.	**Segment Liability**		
	- Within India	**25,581.76**	19,609.25
	- Outside India	**1,284.93**	642.38
	Total Liability	**26,866.69**	20,251.63
4.	**Capital Expenditure**		
	- Within India	**25,808.10**	29,657.13
	- Outside India	**629.72**	505.26
	Total Expenditure	**26,437.82**	30,162.39

13. PROJECT DEVELOPMENT EXPENDITURE

(in respect of Projects upto 31st March, 2008, included under Capital work in progress)

(Rs. in crores)

		2007-08		2006-07	
Opening Balance			**1,071.05**		492.72
Add :	Project Development Expenditure transferred from Profit and Loss Account	**208.80**		117.43	
	Expenses on Projects under construction	**295.01**		377.10	
	Interest Capitalised	**1,659.17**		813.08	
			2,162.98		1,307.61
			3,234.03		1,800.33
Less :	Project Development Expenses Capitalised during the year	**437.13**		729.28	
	Transfer to Inventory*	**51.18**		-	
			488.31		729.28
Closing Balance			**2,745.72**		1,071.05

*The expenditure during development period was classified as "Project Development Expenditure" pending allocation under Capital work in progress. However in consideration of the opinion of the Expert Advisory Committee of the Institute of Chartered Accountants of India regarding accounting for Property Development Expenditure and Income by the Developer, two subsidiaries of the company have considered the Project Development Expenditure as inventory and classified it as inventory under current assets except for expenditure in connection with the assets which the company intends to operate itself. Accordingly, the expenditure incurred amounting to Rs. 6.91 crore in Reliance Jamnagar Infrastructure Limited and Rs. 44.27 crore in Reliance Haryana SEZ Limited have been reclassified from Fixed Assets / Capital Work in Progress to Inventory.

SCHEDULE 'N' (Contd.)

14. ADDITIONAL INFORMATION

(Rs. in crore)

	As at 31st March, 2008	As at 31st March, 2007
(A) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
(i) In respect of joint ventures	**9,889.25**	12,741.80
(ii) In respect of others	**14,182.64**	21,670.11
(B) Uncalled liability on partly paid shares / units	**36.00**	150.00
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	**79.26**	36.40
(b) In respect of others	**8,239.56**	12,500.77
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	**-**	-
(b) In respect of others	**401.62**	168.90
(iii) Liability in respect of bills discounted with Banks (Including third party bills discounting)		
(a) In respect of joint ventures	**-**	-
(b) In respect of others	**501.63**	2,460.93
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	**43.22**	46.83
(b) In respect of others	**837.02**	1,086.44
(v) Performance Guarantees		
(a) In respect of joint ventures	**-**	-
(b) In respect of others	**278.95**	92.54
(vi) Sales tax deferral liability assigned	**5,441.80**	5,931.48

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2006-07. The disputed demand outstanding up to the said Assessment Year is Rs. 1,421.54 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and accordingly no provision has been made.

SCHEDULE 'N' (Contd.)

15. Related Party Disclosures :

(i) List of related parties with whom transactions have taken place and relationships:

Sr No.	Name of the Related Party	Relationship
1.	Reliance Industrial Infrastructure Limited	Associates
2.	Reliance Europe Limited	
3.	Reliance Utilities and Power Limited	
4.	Reliance Utilities Limited	
5.	Reliance Ports and Terminals Limited	
6.	Reliance LNG Limited	
7.	Reliance Gas Transportation Infrastructure Limited	
8.	Gujarat Chemical Port Terminal Company Limited	
9.	Indian Vaccines Corporation Limited	
10.	Reliance Commercial Trading Private Limited	
11.	Shinano Retail Private Limited	
12.	Teesta Retail Private Limited	
13.	Priyash Commercial Private Limited	
14.	Pusti Commercial Private Limited	
15.	Delta Resources Limited	
16.	Indiawin Sports Trading Private Limited	
17.	Reliance Commercial Dealers Private Limited	
18.	Delta Hydrocarbons S. A., Luxembourg	
19.	Growcity Trading Private Limited	
20.	Sixty Reliance Fashion India Private Limited	
21.	Shri. Mukesh D. Ambani	Key Managerial Personnel
22.	Shri. Nikhil R. Meswani	
23.	Shri. Hital R. Meswani	
24.	Shri. H. S. Kohli	
25.	Dhirubhai Ambani Foundation	Enterprises over which Key Managerial Personnel are able to exercise significant influence
26.	Jamnaben Hirachand Ambani Foundation	
27.	Hirachand Govardhandas Ambani Public Charitable Trust	
28.	HNH Trust and HNH Research Society	
29.	Jamnaben Hirachand Ambani Education Trust	

SCHEDULE 'N' (Contd.)

(ii) Transactions during the year with related parties:

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
A)	**Fixed Assets / Capital Work in Progress**				
	Assets Purchased during the year	**106.28**	-	-	**106.28**
		(34.76)	-	-	(34.76)
	Assets sold during the year	**37.36**	-	-	**37.36**
		(0.02)	-	-	(0.02)
B)	**Investments**				
	Balance as at 1st April, 2007	**56.00**	-	-	**56.00**
		(24.97)	-	-	(24.97)
	Upon Amalgamation	-	-	-	-
		(125.08)	-	-	(125.08)
	Purchased / adjusted during the year	**100.06**	-	-	**100.06**
		-	-	-	-
	Sold / redemption during the year	-	-	-	-
		(4.60)	-	-	(4.60)
	Diminution in the value of Investment	-	-	-	-
		(93.50)	-	-	(93.50)
	Balance as at 31st March, 2008	**151.34**	-	-	**151.34**
		(56.00)	-	-	(56.00)
C)	**Sundry Debtors as at 31st March, 2008**	**40.73**	-	-	**40.73**
		(8.38)	-	-	(8.38)
D)	**Loans & Advances**				
	Balance as at 1st April, 2007	**6,634.41**	-	-	**6,634.41**
		(3,662.80)	-	-	(3,662.80)
	Upon Amalgamation	-	-	-	-
		(1.91)	-	-	(1.91)
	Given during the year	**1,824.66**	-	-	**1,824.66**
		(3,032.50)	-	-	(3,032.50)
	Returned during the year	**4,859.19**	-	-	**4,859.19**
		(62.80)	-	-	(62.80)
	Balance as at 31st March, 2008	**3,599.88**	-	-	**3,599.88**
		(6,634.41)	-	-	(6,634.41)
E)	**Sundry Creditors**				
	Balance as at 31st March, 2008	**159.04**	-	-	**159.04**
		(156.86)	-	-	(156.86)

SCHEDULE 'N' (Contd.)

(Rs. in crore)

Sr. No.	Nature of Transactions (Excluding reimbursements)	Associates	Key Managerial Personnel	Others	Total
F)	**Turnover**	**43.44**	-	-	**43.44**
		(209.64)	-	-	(209.64)
G)	**Other Income**	**12.58**	-	-	**12.58**
		(16.06)	-	-	(16.06)
H)	**Expenditure**				
	Interest Paid	-	-	-	-
		(0.06)	-	-	(0.06)
	Electric Power, Fuel and Water	**318.81**	-	-	**318.81**
		(318.37)	-	-	(318.37)
	Rent	**84.00**	-	-	**84.00**
		(84.00)	-	-	(84.00)
	Professional Fees	**14.92**	-	-	**14.92**
		(16.93)	-	-	(16.93)
	Charter Hire Charges	**8.88**	-	-	**8.88**
		(8.86)	-	-	(8.86)
	Hire Charges	**83.48**	-	-	**83.48**
		(161.81)	-	-	(161.81)
	Donations	-	-	**82.21**	**82.21**
		-	-	(13.19)	(13.19)
	Warehousing and Distribution Charges	**1,057.99**	-	-	**1,057.99**
		(871.89)	-	-	(871.89)
	Product Handling Charges	**93.36**	-	-	**93.36**
		(91.46)	-	-	(91.46)
	General Expenses	**10.11**	-	-	**10.11**
		(19.63)	-	-	(19.63)
	Payment to Key Managerial Personnel	-	**67.53**	-	**67.53**
		-	(47.14)	-	(47.14)
I)	**Guarantees Issued**				
	Financial Guarantees	**360.02**	-	-	**360.02**
		(130.94)	-	-	(130.94)
	Performance Guarantees	**137.68**	-	-	**137.68**
		(21.07)	-	-	(21.07)

Note : Figures in bracket represents previous year's amount.

SCHEDULE 'N' (Contd.)

Disclosure in Respect of Material Related Party Transactions:

1. Fixed Asset purchased include from Reliance Ports and Terminals Limited Rs. 81.15 crore (Previous Year Rs. NIL); Reliance Europe Limited Rs. 1.39 crore (Previous Year Rs.11.13 crore); Reliance Industrial Infrastructure Limited Rs. NIL (Previous Year Rs. 23.63 crore); Reliance Utilities Limited Rs. 23.74 crore (Previous Year NIL). Fixed Asset sold to Reliance Utilities Limited Rs. 26.24 crore (Previous Year NIL); Reliance Ports and Terminals Limited Rs. 11.12 crore (Previous Year NIL).
2. Purchase of investments includes subscription to equity shares of Delta Resources Limited Rs. 69.45 crore; Delta Hydrocarbons S.A., Luxembourg Rs. 25.49 crore; Reliance Commercial Dealers Private Limited Rs. 5.00 crore; Indiawin Sports Trading Private Limited Rs. 0.06 crore. Sold / redemption include sale of equity shares of Reliance Petroinvestments Limited Rs. NIL (Previous Year Rs. 4.05 crore). Diminution in value of investments recognised Rs. NIL (Previous Year Rs. 90.00 crore) in Gujarat Chemical Port Terminal Company Limited and Rs. NIL (Previous Year Rs. 3.50 crore) in Indian Vaccines Corporation Limited.
3. Sundry Debtors balances include from Reliance Ports and Terminals Limited Rs. 4.24 crore (Previous Year Rs. 5.36 crore); Reliance Utilities Limited Rs. 36.46 crore (Previous Year NIL); Reliance Industrial Infrastructure Limited Rs. NIL (Previous Year Rs. 2.99 crore).
4. Loans and Advances given include to Reliance Commercial Dealers Private Limited Rs. 58.25 crore; Delta Resources Limited Rs. 65.29 crore; Indiawin Sports Private Limited Rs. 20.70 crore; Shinano Retail Private Limited Rs. 1,656.06 crore; Gujarat Chemical Port Terminal Company Limited Rs. 22.25 crore (Previous Year Rs. NIL); Reliance Europe Limited Rs. 1.49 crore (Previous Year Rs. NIL). Deposits given to Reliance Ports and Terminals Limited Rs. 0.62 crore (Previous Year Rs. 150.33 crore); Reliance Gas Transportation Infrastructure Limited Rs. NIL (Previous Year Rs. 2,000.00 crore); Reliance Utilities Limited Rs. NIL (Previous Year Rs. 150.00 crore); Reliance Petroinvestments Limited Rs. NIL (Previous Year Rs. 732.17 crore). Loans and Advances repaid include from Reliance Commercial Dealers Private Limited Rs. 5.00 crore; Shinano Retail Private Limited Rs. 1,656.06 crore; Reliance Petroinvestments Limited Rs. 3197.17 (Previous Year Rs. 62.80 crore). Balances outstanding at year end include Reliance Industrial Infrastructure Limited Rs. 35.00 crore (Previous Year Rs. 35.00 crore); Reliance Gas Transportation Infrastructure Limited Rs. 2,000.00 crore (Previous Year Rs. 2,000.00 crore); Reliance Ports and Terminals Limited Rs. 1,050.95 crore (Previous Year Rs. 1,050.33 crore); Reliance Utilities and Power Limited Rs. 200.00 crore (Previous Year Rs. 200.00 crore) and Reliance Utilities Limited Rs. 150.00 crore (Previous Year Rs. 150.00 crore); Gujarat Chemical Port Terminal Company Limited Rs. 22.25 crore (Previous Year Rs. NIL); Reliance Commercial Dealers Private Limited Rs. 53.25 crore; Delta Resources Limited Rs. 65.29 crore; Indiawin Sports Trading Private Limited Rs. 20.70 crore; Reliance Europe Limited Rs. 1.49 crore (Previous Year Rs. NIL); Reliance Petroinvestments Limited Rs. NIL (Previous Year Rs. 3,197.17 crore).
5. Sundry Creditors balances include Reliance Ports and Terminals Limited Rs. 109.15 crore (Previous Year Rs. 104.01 crore); Gujarat Chemicals Port Terminal Company Limited Rs. 21.25 crore (Previous Year Rs. 13.36 crore); Reliance Utilities and Power Limited Rs. 23.85 crore (Previous Year Rs. 32.26 crore); Reliance Europe Limited Rs. 3.75 crore (Previous Year Rs. 4.09 crore).
6. Turnover include to Reliance Gas Transportation Infrastructure Limited Rs. 10.63 crore (Previous Year Rs. 194.85 crore); Reliance Utilities Limited Rs. 17.10 crore (Previous Year Rs. 4.89 crore); Reliance Ports and Terminals Limited Rs. 15.71 crore (Previous Year Rs. 6.84 crore).
7. Other Income include dividend received from Reliance Industrial Infrastructure Limited Rs. NIL (Previous Year 4.89 crore). Interest received from Reliance Industrial Infrastructure Limited Rs. 2.45 crore (Previous Year Rs. 2.45 crore). Miscellaneous income from Reliance Ports and Terminals Limited Rs. 8.56 crore (Previous Year Rs. 8.54 crore). Guarantee Commission from Reliance Europe Limited Rs. 1.22 crore (Previous Year NIL).
8. Expenditure include Electricity, Power, Fuel and Water charges paid to Reliance Utilities and Power Limited Rs. 318.81 crore (Previous Year Rs. 318.37 crore). Rent paid to Reliance Ports and Terminals Limited Rs. 84.00 crore (Previous Year Rs. 84.00 crore). Professional Fees paid to Reliance Europe Limited Rs. 14.92 crore (Previous Year Rs. 16.93 crore). Charter Hire Charges paid to Reliance Europe Limited Rs. 8.88 crore (Previous Year Rs. 8.86 crore). Hire Charges paid to Gujarat Chemical Port Terminal Company Limited Rs. 62.13 crore (Previous Year Rs. 97.55 crore); Reliance Ports and Terminals Limited Rs. NIL (Previous Year Rs. 50.00 crore) and Reliance Industrial Infrastructure Limited Rs. 21.35 crore (Previous Year Rs. 14.26 crore). Donation to Dhirubhai Ambani Foundation Rs. 14.55 crore (Previous Year Rs. 8.28 crore); Jamnaben Hirachand Ambani Foundation Rs. 66.06 crore (Previous Year Rs. 3.69 crore). Warehousing and Distribution Charges paid to Reliance Ports and Terminals Limited Rs. 1,056.93 crore (Previous Year Rs. 871.68 crore). Product Handling Charges paid to Reliance Ports and Terminals Limited Rs. 93.36 crore (Previous Year Rs. 91.46 crore). General expenses includes to Reliance Industrial Infrastructure Limited Rs. 10.11 crore (Previous Year Rs. 10.01 crore) and Reliance Ports and Terminals Limited Rs. NIL (Previous Year Rs. 9.62 crore). Payment to Key Managerial Personnel includes to Shri Mukesh D. Ambani Rs. 44.02 crore (Previous Year Rs. 30.46 crore); Shri Nikhil R. Meswani Rs. 11.13 crore (Previous Year Rs. 7.77 crore); Shri Hital R. Meswani Rs. 11.12 crore (Previous Year Rs. 7.76 crore); Shri H. S. Kohli Rs. 1.26 crore (Previous Year Rs. 1.15 crore).
9. Financial guarantees include in respect of Gujarat Chemical Port Terminal Company Limited Rs. 19.00 crore (Previous Year Rs. 44.00 crore) and Reliance Europe Limited Rs. 341.02 crore (Previous Year Rs. 86.94 crore). Performance Guarantee include in respect of Reliance Gas Transportation Infrastructure Limited Rs. 61.49 crore (Previous Year Rs. 10.00 crore); Reliance Ports and Terminals Limited Rs. 71.95 crore (Previous Year Rs. 7.03 crore); Reliance Industrial Infrastructure Limited Rs. 4.04 crore (Previous Year Rs. 4.04 crore).

SCHEDULE 'N' (Contd.)

(Rs. in crore)

		As at 31st March, 2008		As at 31st March, 2007	
16. DETAILS OF INVESTMENTS					
A. INVESTMENTS IN ASSOCIATES					
LONG TERM INVESTMENTS					
Other Investments					
In Equity Shares - Quoted, fully paid up					
68,60,064 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs. 10 each	**86.23**		77.68	
		86.23		77.68	
In Equity Shares - Unquoted, fully paid up					
11,08,500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	**25.97**		21.73	
- (44,38,777)	Reliance Petroinvestments Limited of Rs. 10 each	-		109.18	
22,500 (22,500)	Reliance LNG Limited of Rs. 10 each	**0.02**		0.02	
5,000 (-)	Priyash Commercial Private Limited of Rs. 10 each	**0.01**		-	
5,000 (-)	Pusti Commercial Private Limited of Rs. 10 each	**0.01**		-	
5,000 (-)	Shinano Retail Private Limited of Rs. 10 each	**0.01**		-	
5,000 (-)	Teesta Retail Private Limited of Rs. 10 each	**0.01**		-	
5,000 (-)	Reliance Commercial Trading Private Limited of Rs. 10 each	**0.01**		-	
50,00,000 (-)	Reliance Commercial Dealers Private Limited of Rs. 10 each	**4.89**		-	
10,40,000 (-)	Delta Hydrocarban S.A. Luxembourg	**25.49**		-	
60,000 (-)	India Wins Sports Trading Private Limited of Rs. 10 each	**0.06**		-	
7,12,47,314 (-)	Delta Resources Limited of KES 10 each	**69.45**		-	
62,63,125 (62,63,125)	Indian Vaccines Corporation Limited of Rs. 10 each	**0.90**		0.90	
12,04,20,000 (12,04,20,000)	Gujarat Chemical Port Terminal Company Limited of Rs. 10 each	**33.22**		31.22	
25,000 (-)	Growcity Trading Private Limited of Rs. 10 each (Rs. 2,50,000; Previous Year NIL)	**0.03**		-	
5,000 (-)	Sixty Reliance Fashion India Private Limited of Rs. 10 each	**0.01**		-	
		160.09		163.05	
Total Investment in Associates (A)			**246.32**		240.73

SCHEDULE 'N' (Contd.) (Rs. in crore)

DETAILS OF INVESTMENTS (Contd.)

		As at 31st March, 2008		As at 31st March, 2007	
B.	**INVESTMENTS IN OTHERS**				
	LONG TERM INVESTMENTS				
	Government and other Securities - Unquoted				
	6 Years National Savings Certificate (Deposited with Sales Tax Department and other Govt. Authorities)	**0.02**		0.01	
		0.02		0.01	
			0.02		0.01
	Trade Investments				
	In Equity Shares - Unquoted, fully paid-up				
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	**10.00**		10.00	
25 (25)	The Colaba Central Co-operative Consumer's Wholesale and Retail Stores Limited (Sahakari Bhandar) of Rs. 200 each (Rs. 5,000; Previous Year Rs. 5,000)	-		-	
		10.00		10.00	
	In Preference Share - Unquoted, fully paid-up				
- (4,67,050)	10% Non-Cummulative Redeemable Preference Shares of Reliance Chemical Private Limited of Rs. 10 each	-		93.41	
13,44,700 (-)	10% Non-Cumulative optionally convertible preference shares of Reliance Chemical Private Limited of Rs. 10 each	**672.35**		-	
		672.35		93.41	
			682.35		103.41
	Other Investments				
	In Equity Shares - Quoted, fully paid-up				
8,043 (8,043)	Portland General Electric Company Common Stock Equity	**0.78**		0.78	
7,17,765 (-)	State Bank of India of Rs. 10 each	**166.08**		-	
25,00,000 (-)	Industrial Development Finance Corporation Limited of Rs. 10 each	**39.28**		-	
		206.14		0.78	
	In Equity Shares - Unquoted, fully paid-up				
150 (150)	Reliance Aromatics & Petrochemicals Private Limited of Rs.10 each (Rs. 1,500; Previous Year Rs. 1,500)	-		-	
185 (185)	Reliance Energy & Project Development Private Limited of Rs. 10 each (Rs. 1,850; Previous Year Rs. 1,850)	-		-	
1,800 (-)	Sharanya Trading Private Limited of Rs. 10 each (Rs. 18,000; Previous Year NIL)	-		-	
1,500 (-)	Reliance Research & Development Services Private Limited of Rs. 10 each (Rs. 15,000; Previous Year NIL)	-		-	
6 (-)	Reliance KG Basin E&P Private Limited of Rs. 10 each (Rs. 60; Previous Year NIL)	-		-	
6 (-)	Reliance KG Exploration & Production Private Limited of Rs. 10 each (Rs. 60; Previous Year NIL)	-		-	
6 (-)	Reliance Krishna Godavari Exploration & Production Private Limited of Rs. 10 each (Rs. 60; Previous Year NIL)	-		-	
	Trevira UK Limited	-		0.21	
	Trevira Italia S.r.l.	**2.25**		2.25	

SCHEDULE 'N' (Contd.)

(Rs. in crore)

DETAILS OF INVESTMENTS (Contd.)		As at 31st March, 2008		As at 31st March, 2007	
	Trevira Iberica S.L.	0.08		0.08	
	Trevira France S.a.r.l.	-		0.44	
	Trevira Polska Sp. z o.o.	0.14		0.14	
	Industriepark Werk Bobingen GmbH & Co. KG	11.73		11.37	
	Industriepark Werk Bobingen Verwaltungs GmbH	0.07		0.07	
	Treuhandgemeinschaft Deutsche Chemiefaser GmbH,	0.01		0.01	
		14.28		14.57	
In Debentures Quoted, fully paid up					
2,000 (-)	Citi Corpration Finance (India) Limited - Non Convertible Redeemable Debentures of Rs. 10,00,000 each	200.00		-	
5,000 (-)	DSP Merryl Lynch Capital Limited - Secured Guaranteed, Redeemable Non Convertible Debentures of Rs.1,00,000 each	50.00		-	
7,500 (-)	DSP Merryl Lynch Capital Limited - Secured Guaranteed, Non Convertible Debentures of Rs.1,00,000 each	75.00		-	
		325.00		-	
In Others			545.42		15.35
400 -	Peninsula Realty Fund of Rs. 1,00,000 each		4.00		-
88 (88)	Pass Through Certificates (PTC) issued by Indian Residential MBS Trust		5.33		11.47
	Interest in a Beneficiary Trust		1,654.96		1,654.96
Total Long Term Investments			2,892.08		1,785.20
CURRENT INVESTMENTS					
Other Investments					
In Goverment Securities - Quoted (Refer Note 1)					
11.99%	GOI 2009	-		27.03	
7.99%	GOI 2017	150.45		-	
8.2%	GOI 2022	80.00		-	
		230.45		27.03	
In Treasury Bills - Quoted					
182 Days Treasury Bills (Refer Note 2)		23.45		21.94	
364 Days Treasury Bills (Refer Note 1)		0.93		18.75	
		24.38		40.69	
In Certificate of Deposit with Schedule Banks - Quoted		1,547.49		-	
		1,547.49		-	

SCHEDULE 'N' (Contd.) (Rs. in crore)

DETAILS OF INVESTMENTS (Contd.)

		As at 31st March, 2008		As at 31st March, 2007
	In Public Financial Institution & Corporate Bonds - Quoted			
450 (-)	Bank of India	**45.06**		-
600 (-)	Citi Financial Consumer Finance India Limited	**60.00**		-
1,500 (-)	EXIM Bank	**148.94**		-
2,000 (-)	Housing Development Finance Corporation Limited	**200.09**		-
500 (-)	Indian Railway Finance Corporation Limited	**50.10**		-
500 (-)	LIC Housing Finance Limited	**50.00**		-
1,850 (-)	National Bank For Agricultural And Rural Development	**185.20**		-
3,200 (-)	Power Finance Corporation Limited	**316.12**		-
100 (-)	Punjab National Bank	**10.01**		-
250 (-)	State Bank of Mysore	**24.75**		-
250 (-)	State Bank of Bikaner & Jaipur	**25.00**		-
700 (-)	State Bank of India	**71.71**		-
		1,186.98		-
	Collateral Borrowing & Lending Obligation	**-**		189.07
		-	**254.83**	189.07
	In Units - Unquoted			
3,00,00,000 (-)	ABN AMRO Fixed Term Plan of Rs. 10 per unit - Growth	**30.00**		-
2,54,57,322 (-)	ABN AMRO Flexible Short Term Plan of Rs. 10 per unit - Dividend	**25.46**		-
5,12,41,031 (-)	ABN AMRO Money Plus Institutional Plan of Rs. 10 per unit - Dividend	**51.24**		-
- (20,12,86,344)	ABN AMRO Fixed Term Plan of Rs.10 per unit - Dividend	**-**		201.29
- (7,50,00,000)	Birla Fixed Term Plan of Rs. 10 per unit - Dividend	**-**		75.00
- (78,08,443)	Birla Cash Plus - Institutional Premium Plan of Rs. 10 per unit - Daily Dividend Reinvestment	**-**		7.82
10,76,38,459 (15,10,14,313)	Birla Cash Institutional Premium Plus of Rs. 10 per unit - Growth	**139.00**		180.00
- (12,47,82,000)	Birla Cash Plus Plan of Rs. 10 per unit - Dividend	**-**		125.02

SCHEDULE 'N' (Contd.)

(Rs. in crore)

DETAILS OF INVESTMENTS (Contd.)		As at 31st March, 2008	As at 31st March, 2007
3,04,65,268 (1,39,99,566)	Birla Cash Plus Plan of Rs. 10 per unit - Dividend	**30.52**	14.03
5,00,00,000 (-)	Birla Fixed Term Plan of Rs.10 per unit - Growth	**50.00**	-
5,12,18,812 (-)	BSL Interval Fund - of Rs. 10 per unit - Dividend	**51.22**	-
10,03,128 (-)	DSP Merril Lynch Cash Plus of Rs. 1,000 per unit - Dividend	**100.32**	-
1,50,000 (-)	DSP Merril Lynch Fixed Term Institutional Plan of Rs. 1,000 per unit - Growth	**15.00**	-
- (5,03,001)	DSP Merill Lynch Fixed Term Plan of Rs. 1,000 per unit - Dividend	**-**	50.30
10,01,262 (-)	DSP Merrill Lynch Liquid Plus of Rs. 1,000 per unit - Dividend	**100.18**	-
4,00,00,000 (-)	DWS Fixed Term Institutional Plan of Rs. 10 per unit - Growth	**40.00**	-
9,93,177 (8,93,177)	HDFC India Real Estate of Rs. 1,000 per unit	**106.42**	96.42
2,50,00,000 (-)	HDFC Fixed Maturity Plan of Rs. 10 per unit - Dividend	**25.00**	-
21,85,14,981 (-)	HDFC Cash Management Saving Plan of Rs.10 per unit - Dividend	**232.42**	-
10,00,00,000 (5,00,00,000)	HSBC Fixed Term Institutional Plan of Rs. 10 per unit - Growth	**100.00**	50.00
2,56,30,375 (-)	HSBC Interval Fund of Rs. 10 per unit - Dividend	**25.63**	-
2,40,00,000 (1,00,00,000)	ICICI Prudential Fixed Maturity Plan of Rs. 10 per unit - Growth	**24.00**	10.00
23,94,80,208 (15,19,23,500)	ICICI Prudential Fixed Maturity Plan - of Rs. 10 per unit - Dividend	**239.54**	151.92
- (5,87,48,799)	ICICI Prudential Institutional Liquid Plan of Rs. 10 per unit - Growth	**-**	62.41
17,39,88,402 (-)	ICICI Prudential Institutional Liquid Plan - of Rs. 10 each - Dividend	**174.00**	-
19,24,81,432 (-)	ICICI Prudential Flexible Income Plan - of Rs. 10 per unit - Dividend	**203.52**	-
6,00,00,000 (-)	ICICI Prudential Interval Fund - of Rs. 10 per unit - Growth	**60.00**	-
- (11,31,53,419)	ICICI Prudential Monthly Income Plan of Rs. 10 per unit - Dividend	**-**	129.58
- (10,00,00,000)	ICICI Prudential Equities & Derivatives Fund of Rs. 10 per unit - Dividend	**-**	100.00

SCHEDULE 'N' (Contd.)

DETAILS OF INVESTMENTS (Contd.)

(Rs. in crore)

		As at 31st March, 2008	As at 31st March, 2007
15,69,039 (-)	ICICI Prudential Liquid Plan of Rs. 10 per unit - Dividend	**1.57**	-
38,11,897 (-)	ICICI Prudential Institutional Liquid Plan of Rs. 10 each - Dividend	**3.81**	-
- (2,35,55,824)	ICICI Prudential Liquid Plan of Rs. 10 each - Dividend	-	23.56
13,50,00,000 (6,00,00,000)	ING Vysya Fixed Maturity Fund of Rs. 10 per unit - Growth	**135.00**	60.00
2,50,00,000 (-)	ING Vysya Fixed Maturity Institutional Plan of Rs. 10 per-unit - Dividend	**25.00**	-
50,000 (50,000)	JM Financial Property Fund of Rs. 10,000 each (Rs. 6,000 paid-up)	**30.00**	10.00
- (5,04,76,399)	JM Fixed Maturity Fund of Rs. 10 per unit - Dividend	-	50.48
- (1,98,14,143)	Kotak Liquid Fund - Institutional Premium Plan of Rs. 10 per unit - Growth	-	30.00
- (2,04,52,761)	Kotak Liquid Fund of Rs.10 per unit - Dividend	-	25.02
2,50,00,000 (-)	Kotak Fixed Maturity Plan of Rs. 10 per unit - Growth	**25.00**	-
- (7,56,89,000)	Kotak Fixed Maturity Plan of Rs. 10 per unit - Dividend	-	75.69
- (6,09,08,036)	LIC Mutual Fund Fixed Maturity Plan of Rs. 10 per unit - Dividend	-	60.91
4,40,27,946 (-)	Lotus India Liquid Plus Plan of Rs.10 per unit - Dividend	**44.10**	-
6,30,00,000 (-)	Lotus India Fixed Maturity Institutional Plan of Rs.10 per unit - Growth	**63.00**	-
2,50,00,000 (-)	Lotus India Fixed Maturity Plan of Rs.10 per unit - Dividend	**25.00**	-
49,99,000 (-)	Lotus India Quaterly Interval Fund Plan of Rs. 10 per unit - Dividend	**5.00**	-
4,96,686 (-)	Mirae Asset Liquid Fund Super Institutional Plan of Rs. 1,000 each - Growth	**50.00**	-
10,04,092 (-)	Mirae Asset liquid Plus Plan of Rs. 1,000 per unit - Dividend	**100.41**	-
- (17,13,28,222)	Principal Floating Rate Fund Short Term Maturity Plan of Rs.10 per unit - Growth	-	200.00
- (15,01,02,055)	Principal Floating Rate Fund Short Term Maturity Plan - Dividend	-	150.11
5,73,75,627 (7,76,71,298)	Principal Cash Management Institutional Plan of Rs. 10 per unit - Growth	**59.75**	80.89

SCHEDULE 'N' (Contd.)

(Rs. in crore)

DETAILS OF INVESTMENTS (Contd.)		**As at 31st March, 2008**	As at 31st March, 2007
- (4,50,00,000)	Principal PNB Fixed Maturity Plan of Rs.10 per unit	-	45.00
2,50,00,000 (-)	Principal PNB Fixed Maturity Plan of Rs. 10 per unit - Dividend	**25.00**	-
2,50,00,000 (-)	Principal PNB Fixed Maturity Plan of Rs. 10 per unit - Growth	**25.00**	-
85,654 (7,11,119)	Standard Chartered Liquidity Manager of Rs. 1,000 each - Dividend	**8.57**	71.12
6,00,00,000 (-)	Standard Chartered Fixed Maturity Plan of Rs. 10 per unit - Growth	**60.00**	-
2,50,00,000 (-)	Standard Chartered Fixed Maturity Plan of Rs. 10 per unit - Dividend	**25.00**	-
7,72,20,635 (-)	Standard Chartered Grindlays Floating Rate Plan of Rs. 10 per unit - Dividend	**77.26**	-
- (6,60,049)	Standard Chartered Liquidity Manager Plus Plan of Rs.1,000 per unit - Dividend	-	66.01
- (9,62,16.200)	Standard Chartered Fixed Maturity Plan of Rs. 10 per unit - Dividend	-	96.21
2,50,00,000 (8,02,46,850)	SBI Debt Fund of Rs. 10 per unit - Dividend	**25.00**	80.25
- (2,50,00,000)	SBI Debt Fund of Rs. 10 per unit - Growth	-	25.00
5,00,00,000 (-)	Sundaram BNP Paribas Fixed Term Plan of Rs.10 per unit - Growth	**50.00**	-
2,50,00,000 (2,52,43,250)	Sundaram BNP Paribas Fixed Term Plan of Rs. 10 per unit - Dividend	**25.00**	25.24
5,66,59,324 (-)	SBI Premier Liquid Fund of Rs.10 per unit - Dividend	**56.84**	-
3,58,56,822 (-)	SBI Premier Liquid Super Institutional Plan of Rs. 10 each - Growth	**46.00**	-
6,25,354	Templeton India Treasury Management Account Super Institutional Plan of Rs. 1,000 each - Growth	**75.00**	-
- (10,62,98,500)	Tata Fixed Horizon Fund of Rs.10 per unit - Dividend	-	106.31
6,00,00,000 (2,00,00,000)	Tata Fixed Horizon Fund of Rs. 10 per unit - Growth	**60.00**	20.00
2,49,74,276 (-)	Tata Fixed Income Portfolio Fund of Rs. 10 per unit - Dividend	**25.00**	-
4,77,54,926 (-)	Tata Dynamic Bond Fund of Rs. 10 per unit - Dividend	**50.16**	-
- (2,02,690)	UTI Liquid Cash Plan of Rs. 1,000 each - Growth	-	25.00
20,000 (20,000)	Urban Infrastructure Opportunities Fund of Rs. 1,00,000 per unit	**200.00**	100.00

SCHEDULE 'N' (Contd.) (Rs. in crore)

DETAILS OF INVESTMENTS (Contd.)

		As at 31st March, 2008		As at 31st March, 2007	
- (4,27,213)	UTI Liquid Cash Plan Income of Rs. 1,000 per unit	-		43.55	
- (25,11,53,627)	UTI Fixed Maturity Plan of Rs. 10 per unit - Dividend	-		251.15	
5,00,00,000 (1,00,00,000)	UTI Fixed Maturity Plan of Rs. 10 per unit - Growth	50.00		10.00	
7,00,00,000 (-)	UTI Fixed Income Interval Fund of Rs. 10 per unit - Growth	70.00		-	
5,02,06,873 (-)	UTI Fixed Maturity Plan of Rs. 10 per unit - Dividend	50.21		-	
		3,395.15		2,985.29	
	Total Current Investments		6,384.45		3,242.08
	Investment in Others (B)		9,276.53		5,027.28
	Total (A+B)		9,522.85		5,268.01

Notes:

1. Investments have been provided as security for Working Capital loans.
2. Given on lien in favour of Collector, Jamnagar District.
3. Provision for diminution in the value of investments is Rs. 13.92 crore (Previous Year Rs. 93.50 crore) and Investment written off Rs. NIL (Privious Year Rs. 0.13 crore)

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.**
Chartered Accountants

A.R. Shah
Partner

Mumbai
April 21, 2008

V.M. Ambani
Company Secretary

For and on behalf of the Board

M.D. Ambani - Chairman & Managing Director
N.R. Meswani - Executive Director
H.R. Meswani - Executive Director
H.S. Kohli - Executive Director
R.H. Ambani
M.L. Bhakta
Y.P. Trivedi
Dr. D.V. Kapur
M.P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

Annexure 1 to Shareholders' Referencer

List of Investor Service Centres of Karvy Computershare Private Limited

Sl. No.	City / Centre	STD Code	Phone - Office	Fax Nos.	E-mail
1	AGRA	0562	2526660 to 63	2526663	sandeepagar@karvy.com, ksblagra@karvy.com
2	AHMEDABAD	079	26420422 / 26400527 / 28	26565551	ahmedabad@karvy.com
3	ALIGARH	0571	2509106 to 08	2429272	aligarh@karvy.com; ksblaligarh@karvy.com
4.	ALLAHABAD	0532	2561073 to 74	2561073	pradeept@karvy.com, ksblallahabad@karvy.com
5	ANANTAPUR	08554	249601 / 249607 / 249608	-	lrajesh@karvy.com, ksblanantpur@karvy.com
6	ANKLESHWAR	02646	243291 / 243292 / 243392 / 243955	-	hiren.soni@karvy.com, ksblankleshwar@karvy.com
7	AURANGABAD	0240	2363517 / 23 / 24 / 30	-	shaileshn@karvy.com, ksblabad@karvy.com
8	BENGALURU	080	26621192 / 26621193	26621169	ramapriyanpb@karvy.com
9	BAREILLY	0581	-	2476797	avitabh@karvy.com, ksblbareilly@karvy.com
10	BELGAUM	0831	2402544 / 2402722 / 2402880	2402933	ksblbelgaum@karvy.com
11	BELLARY	08392	254531, 254532	254533	vijayendra@karvy.com, ksblbellary@karvy.com
12	BHARUCH	02642	242082 / 242394 / 241546	-	hiren.soni@karvy.com, ksblbharuch@karvy.com
13	BHAVNAGAR	0278	2525005. 2525006	-	manish.jain@karvy.com, bhavnagar@karvy.com
14	BHIMAVARAM	08816	231766 / 67 / 68 / 69	-	ppvarma@karvy.com, ksblbvaram@karvy.com
15	BHOPAL	0755	2559332, 2559337, 2574569, 2574589, 2574731	2760890	ashutosh.dwivedi@karvy.com, ksblbhopal@karvy.com
16	BHUBANESHWAR	0674	2547531 to 34, 2547382	2511012	ksblbbsr@karvy.com
17	CALICUT	0495	2760882, 2760884	-	bijesh@karvy.com, ksblcalicut@karvy.com
18	CHANDIGARH	0172	5071726, 5071727, 5071728, 5079702	-	sanjay@karvy.com, chandigarh@karvy.com
19	CHENNAI	044	28153445, 28151034, 28153658	28153181	chennaiirc@karvy.com
20	CHILAKALURIPET	08647	257501	257502	ksblchpet@karvy.com
21	COIMBATORE	0422	2237501 TO -506, 2231387, 2237990	-	srn@karvy.com, cooimbatore@karvy.com
22	CUTTACK	0671	2335187, 3110827, 3109972	-	debasis@karvy.com, ksblcuttack@karvy.com
23	DEHRADUN	0135	2713351, 2714046, 2714047	2714047	abhishek@karvy.com, ksbldehradun@karvy.com
24	DINDIGUL	0451	2436077, 2436177	-	dindigul@karvy.com
25	DURGAPUR	0343	2586375 to 77	-	jagdish@karyv.com, ksbldurgapur@karvy.com
26	ELURU	08812	227851 / 52 / 54	-	ksbleluru@karvy.com
27	ERODE	0424	2225603, 225615, 2225616, 2225617, 2225624	-	erode@karvy.com
28	GHAZIABAD	0120	2701886, 2701891	-	shailendra@karvy.com, sblghaziabad@karvy.com
29	GOBICHETTIPALAYAM	04285	226275, 226276	-	gobi@karvy.com
30	GORAKHPUR	0551	2333825, 2333814	2346519	abhinav@karvy.com, ksblgorakhpur@karvy.com
31	GUNTUR	0863	2326684 / 2326686	2326687	ssrikanth@karvy.com, ksblguntur@karvy.com
32	HALDIA	03224	276755 to 57	-	joshiss@karvy.com, ksblhaldia@karvy.com
33	HUBLI	0836	2353962, 2353974, 2353975	2353961	basavarajhirur@karvy.com, hubli@karvy.com
34	HYDERABAD	040	23312454 / 23320251	23312946	irchyd@karvy.com
35	INDORE	0731	5069891, 5069892, 5069893	5069894	pmungre@karvy.com
36	JAIPUR	0141	2375099, 2363321, 2375039	2364660	mbmaheshwari@karvy.com, ksbljaipur@karvy.com
37	JAMNAGAR	0288	2557862 TO 65	-	jamnagar@karvy.com
38	JAMSHEDPUR	0657	2487020, 2487045, 2487048	-	jamshedpur@karvy.com, ksbljamshedpur@karvy.com
39	JUNAGADH	0285	2624154 / 2624140 / 2624125	-	junagadh@karvy.com
40	KAKINADA	0884	2387382 / 2387383	2387381	vvrao@karvy.com, ksblkakinada@karvy.com
41	KANPUR	0512	2330127, 2331445, 3092333, 3096000	2558334	prashant@karvy.com, ksblkanpur@karvy.com
42	KARAIKUDI	04565	237192, 237193	-	karaikudi@karvy.com
43	KARUR	04324	241892, 241893, 241894	241891	karur@karvy.com
44	KOCHI	0484	2310884, 2322152	2323104	rganesan@karvy.com, ksblcochin@karvy.com

Sl. No.	City / Centre	STD Code	Phone - Office	Fax Nos.	E-mail
45	KOLKATA	033	24634787 to 89, 24647231, 24647232, 24644891	24644866, 24634787	alokc@karvy.com, ksblcalcutta@karvy.com
46	LUCKNOW	0522	2236820 to 26	2236826	nitinsaxena@karvy.com, adminlucknow@karvy.com
47	MADURAI	0452	2350855, 2350852 to 854	2350856	madurai@karvy.com, ksblmadurai@karvy.com
48	MANGALORE	0824	2492302, 2496332, 2492901	2496352	cshetty@karvy.com, mangalore@karvy.com
49	MATTANCHERRY	0484	2223243		kparthasarathy@karvy.com, ksblmattancherry@karvy.com
50	MUMBAI	022	26730799 / 843 / 311 / 867 /153 / 292	26730152	pbamlani@karvy.com, mumbaiandheri@karvy.com
51	MUMBAI	022	30325600, 30325624, 30325645	2285731	francisjf@karvy.com
52	MYSORE	0821	2524292, 2524294	2524293	vasanthank@karvy.com, mysore@karvy.com
53	NADIAD	0268	2563210 / 2563245 / 2563248	~	nadiad@karvy.com
54	NASIK	0253	2577811, 5602542, 5602543, 5602544	~	nabriyad@karvy.com
55	NELLORE	0861	2349935 / 2349936 / 2349937	2349939	chandramohan@karvy.com, ksblnellore@karvy.com
56	NEW DELHI	011	23324401 / 23353835 / 981	23324621	sakulpuri@karvy.com, ksbldelhi@karvy.com
57	PALGHAT	0491	2547143	~	palghat@karvy.com
58	PANJIM	0832	2426870, 2426871, 2426872	2426873	rajeshpatki@karvy.com, ksblpanajim@karvy.com
59	PATNA	0612	2321355 / 56	~	sanjayn@karvy.com, ksblpatna@karvy.com
60	PONDICHERRY	0413	2220636, 2220640	2220659	vipul@karvy.com, ksblpondicherry@karvy.com
61	PRODDATUR	08564	250822 / 250823 / 250824	~	viswam@karvy.com, ksblproddatur@karvy.com
62	PUNE	020	4048790	25456842	anandjaju@karvy.com, pune@karvy.com
63	RAJAHMUNDRY	0883	2434468 / 2434469	2434471	gv@karvy.com; ksblrjm@karvy.com
64	RAJKOT	0281	2239403/2239404/2239338/ 2294316	~	manish.jain@karvy.com, rajkot@karvy.com
65	RANCHI	0651	2330386, 2330394, 2330320	~	ranchi@karvy.com, ksblranchi@karvy.com
66	RENUKOOT	05446	254201	~	renukoot@karvy.com
67	ROURKELA	0661	2510771, 2510772	~	nmohanty@karvy.com, rourkela@karvy.com
68	SALEM	0427	2335700 TO 704	2335705	salem@karvy.com
69	SHIMOGA	08182	228795, 228796, 227485	2226747	shimoga@karvy.com, ksblshimoga@karvy.com
70	SURAT	0261	8357356 / 8351976 / 8369928	8368693	surat@karvy.com, ksblsurat@karvy.com
71	TANJORE	04362	279407, 279408	~	tanjore@karvy.com
72	THENI	04546	261285, 261108	~	jaya@karvy.com, theni@karvy.com
73	TIRUPATI	0877	2252756	~	venkatreddy@karvy.com,ksbltirupati@karvy.com
74	TIRUPUR	0421	2205865, 5330158	~	tirupur@karvy.com
75	TRICHUR	0487	2322483, 2322484	~	josephka@karvy.com
76	TRICHY	0431	2798200, 2791000	2794132	trichy@karvy.com
77	TRIVANDRUM	0471	2725987, 2725989 to 991	2725987	csjoy@karvy.com, ksbltvm@karvy.com
78	TUMKUR	0816	2261891, 2261892, 2261893	~	somnath@karvy.com, tumkur@karvy.com
79	UDUPI	0820	2530962, 2530963, 2530964	~	ksbludupi@karvy.com, udupi@karvy.com
80	VADODARA	0265	2225325 / 2225389	2363207	shoban@karvy.com, ksblbaroda@karvy.com
81	VALLABH-VIDHYANAGAR	02692	248980, 248873	~	mukesh.patel@karvy.com, vvnagar@karvy.com
82	VARANASI	0542	2225365, 2223814	2223814	ashutosh@karvy.com, ksblvaranasi@karvy.com
83	VIJAYAWADA	0866	2495200 / 400 / 500 / 600 /700 / 800	2495300	cchrao@karvy.com, vijayawada@karvy.com
84	VISHAKAPATNAM	0891	2752915 to 18	2752915-18	ysrinivas@karvy.com, ksblvizag@karvy.com
85	VISHAKAPATNAM - GAJUWAKA	0891	2511685, 2511686	~	prasad@karvy.com, ksblgajuwaka@karvy.com

Reliance
Industries Limited

Members Feedback Form 2007-2008

Name : .... e-mail id : ....

Address : ....

DP ID. : ....

Client ID. : ....

Folio No. : ....
(in case of physical holding)

No. of equity shares held : ....
(the period for which held)

Signature of member

Please rate on a 5 point scale of 1 to 5

1. Excellent	2. Very Good	3. Good	4. Satisfactory	5. Unsatisfactory	1	2	3	4	5
Directors' Report and Management's Discussion and Analysis	Contents								
	Presentation								
Report on Corporate Governance	Contents								
	Presentation								
Shareholders' Referencer	Contents								
	Presentation								
Quality of Financial and non- financial information in the Annual Report	Contents								
	Presentation								
Information on Company's Website	Contents								
	Presentation								
INVESTOR SERVICES									
Turnaround time for response to shareholder query									
Quality of response									
Timely receipt of Annual Report									
Conduct of Annual General Meeting									
Timely receipt of dividend warrants / payment through ECS									
Promptness in confirming demat / remat requests									
Overall rating									

Views/Suggestions for improvement, if any ....

....

....

Members are requested to send this feedback form to the address given overleaf.

BUSINESS REPLY INLAND LETTER

Postage will be paid by the Addressee

Business Reply Permit No.
MBI-S-1363
Nariman Point
Mumbai - 400 021

No postage stamp necessary if posted in INDIA

To,
Shri S. Sudhakar
Vice President-Corporate Secretarial
Reliance Industries Limited
Registered Office: 3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021

Fold

Reliance
Industries Limited

ATTENDANCE SLIP

Registered Office: 3rd floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Slip at the venue of the meeting.

DP Id*		Master Folio No.	
Client Id*		No. of Shares	

NAME AND ADDRESS OF THE SHAREHOLDER

I hereby record my presence at the 34TH **ANNUAL GENERAL MEETING** of the Company held on Thursday, June 12, 2008 at 11.00 a.m.at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020.

Signature of Shareholder / proxy

* Applicable for investors holding shares in electronic form.

PROXY FROM

Reliance
Industries Limited

Registered Office : 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India

DP Id*		Master Folio No.	
Client Id*			

I/We..of......................being a member/members of Reliance Industries Limited hereby appoint..
.... of .... or failing him.. of ....

as my/our proxy to vote for me/us and on my/our behalf at the 34th **Annual General Meeting** of the company to be held on Thursday, June 12, 2008 at 11.00 a.m. and at any adjournment thereof.

** I wish my above Proxy to vote in the manner as indicated in the box below:

Resolutions	For	Against
1. Adoption of Accounts, Reports of the Board of Directors and Auditors		
2. Declaration of a dividend		
3. Re-appointment of the following Directors retiring by rotation:		
a) Shri R.H. Ambani		
b) Shri S. Venkitaramanan		
c) Prof. Ashok Misra		
d) Shri Nikhil R. Meswani		
4. Appointment of Auditors		
5. Re-appointment of and remuneration payable to Shri Mukesh D. Ambani as Managing Director		
6. Re-appointment of and remuneration payable to Shri Nikhil R. Meswani as a Whole-time Director		

Signed this....................day of............................2008

Signature

Affix a
15 paise
Revenue
Stamp

* Applicable for investors holding shares in electronic form.
Please see the instructions overleaf

NOTE: (1) **The proxy , to be effective, should be deposited at the Registered Office of the Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021 not less than 48 hours before the commencement of the aforesaid meeting.**

(2) **A Proxy need not be a member of the Company.**

** (3) This is only optional. Please put a 'X' in the appropriate column against the resolutions indicated in the Box. If you leave the 'For' or 'Against' column blank against any or all the resolutions, your Proxy will be entitled to vote in the manner as he/she thinks appropriate. Should you so desire, you may also appoint the Chairman or the Company Secretary of the Company as your Proxy, who shall carry out your mandate as indicated above in the event of a poll being demanded at the meeting.











OIL & GAS EXPLORATION

Energy for Indians. Transforming India.

Reliance forayed into Oil and Gas Exploration to meet the nation's energy needs. Today, we are poised to create a global record by producing gas from the Krishna Godavari (KG) basin by end 2008, completing the journey from discovery to production in just six years.

The gas from our wells will significantly change the landscape of the Indian natural gas market. Natural gas currently accounts for around 8% of the total energy mix in India as against the global average of 24%. With increased availability and development of transmission and distribution infrastructure, the share of natural gas in the energy mix is set to rise.

Importantly, natural gas is an environment-friendly source of energy. Unlike other fossil fuels, it does not pollute the environment.

Further, Reliance will also save precious foreign exchange for the nation by ensuring import substitution in this vital field of energy.






PETROLEUM &
PETROCHEMICALS

Sustainable Solutions. Transforming India.

Petrochemicals play a crucial role in almost every aspect of modern life, ensuring higher living standards. The commissioning of RIL's Jamnagar refinery in 1999, led to a significant change in Indian economy, which until then was dependant on imports for meeting the country's needs of petroleum and petrochemical products. From an importer, India became a net exporter.

With limited availability of land mass for cotton production and increase in foodgrain requirement, it was becoming increasingly evident that cotton alone could not meet the growing demand for fabrics. Way back in the eighties, RIL had identified polyester as the future fabric. Soon Reliance became the symbol of world-class fabric at an affordable price. The common man and woman in India could avail themselves of the same quality that Reliance was offering the rest of the world through its extensive export operations.

Today, petrochemicals contribute to preserving resources and energy, protecting the climate and improving quality of life. They play a major role in providing sustainable solutions in key areas like food-security, water-management, building & construction, textiles, healthcare, transportation, lifestyle products and technology sectors like IT, communication and entertainment in an emerging market like India. Over the years, petrochemical products like plastics have helped replace metal in various industries, offering lighter, affordable and durable substitutes.

It's our constant endeavour to offer innovative products and improve the quality of life of our people, our fellow citizens.




ORGANISED
RETAIL

Propelling the Circle of Prosperity. Transforming India.

We began building an unbreakable bond with our shareholders in the eighties. Today, through our Retail Business, we are extending this business principle to create strong ties with consumers by delivering quality at affordable prices. At the same time, we are also forging strong and enduring partnerships with millions of farmers.

Organised retailing along with a next generation physical distribution system is at the core of this transformational initiative. This idea has evolved from the new paradigm in consumption of products and services in India. Reliance Retail will usher in enormous spin-off benefits for the Indian economy and its various constituents by: delivering better returns to the Indian farmers and producers by connecting them directly to Indian and global consumers. Reliance Retail will help them to develop partnerships with small retailers to enlarge their consumer offerings and income, while generating employment for about one million people in the ensuing years.

Just as information technology and communication enabled a new wave of urban and industrial prosperity, our organised retailing initiative will bring about a new wave of rural prosperity. It will carry the benefits of globalisation and reform to the doorsteps of Indian farmers.


RelianceMART



SPEED-POST

Reliance Drishti Art Competition - 2007

Paintings by National Gold Winners. Theme : Colours of Freedom



Dewang D. Palav, Patalganga
Age: 12 years



Vasundhara Chandra, Hazira
Age: 7 years



Nandini Kaushik, Hazira
Age: 9 years



Nikunj Agarwal, Kolkata
Age: 12 years



Kriteesha Janveja, Hazira
Age: 13 years



Swaroop Ranjan Biswal, Orissa (Dhenkanal)
Age: 11 years


FREEDOM
UNITY

Nidhi Ajay Chaudhan, Vadodara - IPCL
Age: 11 years


World

Kamal Nayan Kaur, Ludhiana
Age: 12 years



Ativa Rath, Orissa (Dhenkanal)
Age: 8 years



Randeria Krutika Sanjaybhai, Hazira
Age: 11 years

Reliance
Industries Limited
Growth is Life

END


ORGANISED
RETAIL

Propelling the Circle of Prosperity. Transforming India.

We began building an unbreakable bond with our shareholders in the eighties. Today, through our Retail Business, we are extending this business principle to create strong ties with consumers by delivering quality at affordable prices. At the same time, we are also forging strong and enduring partnerships with millions of farmers.

Organised retailing along with a next generation physical distribution system is at the core of this transformational initiative. This idea has evolved from the new paradigm in consumption of products and services in India. Reliance Retail will usher in enormous spin-off benefits for the Indian economy and its various constituents by: delivering better returns to the Indian farmers and producers by connecting them directly to Indian and global consumers. Reliance Retail will help them to develop partnerships with small retailers to enlarge their consumer offerings and income, while generating employment for about one million people in the ensuing years.

Just as information technology and communication enabled a new wave of urban and industrial prosperity, our organised retailing initiative will bring about a new wave of rural prosperity. It will carry the benefits of globalisation and reform to the doorsteps of Indian farmers.











SPECIAL
ECONOMIC
ZONES





New Engines of Growth. Transforming India.

Special Economic Zones (SEZs) will be new engines of growth for the New India. With world-class infrastructure, the units in our SEZs will compete with the best in the world. They will create employment for millions of Indians and give them an opportunity to create value for themselves and also for the country.

We are promoting three SEZs - two in Haryana (Gurgaon and Jhajjar) and one at Jamnagar, Gujarat. Both the states have pragmatic approach towards business and were amongst the first few to legislate the SEZ Act 2005, in line with the national policy.

Our SEZs will function as integrated growth zones with state-of-the-art facilities, ensuring sustainable development of medium and large scale industries and service activities with sufficient provision for future growth and expansion.









CORPORATE SOCIAL RESPONSIBILITY

Reaching Out to Communities. Transforming India.

Social welfare and community development are at the core of RIL's vision of Corporate Social Responsibility (CSR) and continue to guide every action at Reliance.

This vision evolves from our deeply-held belief in the principle of symbiotic relationship with the local communities, recognising that business ultimately has a purpose – to serve human needs.

Our contributions to the community are in the area of health, education, infrastructure development (drinking water, improving village infrastructure, construction of schools, etc.), environment (effluent treatment, tree plantation, treatment of hazardous waste), relief and assistance in the event of natural disasters, and contributions to other social development organisations.

Project Drishti, a unique nation-wide corneal grafting drive, to bring light into the lives of visually challenged from the underprivileged segment of society, has restored the gift of sight to over 5,500 Indians. It is now the largest corneal grafting surgery project enabled by a single corporate entity in India.


પ્રાથમિક આરોગ્ય કેન્દ્ર દહેજ
જનની સુરક્ષા યોજના


SPEED-POST

Reliance Drishti Art Competition - 2007

Paintings by National Gold Winners. Theme : Colours of Freedom



Dewang D. Palav, Patalganga
Age: 12 years



Vasundhara Chandra, Hazira
Age: 7 years



Nandini Kaushik, Hazira
Age: 9 years



Nikunj Agarwal, Kolkata
Age: 12 years



Kriteesha Janveja, Hazira
Age: 13 years


World

Kamal Nayan Kaur, Ludhiana
Age: 12 years



Swaroop Ranjan Biswal, Orissa (Dhenkanal)
Age: 11 years


FREEDOM
UNITY

Nidhi Ajay Chaudhari, Vadodara - IPCL
Age: 11 years



Ativa Rath, Orissa (Dhenkanal)
Age: 8 years



Randeria Krutika Sanjaybhai, Hazira
Age: 11 years

Reliance
Industries Limited
Growth is Life

END